Form 20-F
period 1999-12-31
IMMUNE NETWORK RESEARCH LTD
filed 2000-06-30
CIK 1097907

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     Form 20-F



(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the Fiscal Year Ended December 31, 1999


                          IMMUNE NETWORK RESEARCH LTD.

             (Exact name of Registrant as specified in its charter)

                            British Columbia, Canada

                         (Jurisdiction of amalgamation)

       3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2

                     (Address of principal executive office)

Commission File Number:  0-27883

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of May 31, 2000: 30,312,465 Common Shares Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Not Applicable

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  X    Item 18
        ---           ---

                                TABLE OF CONTENTS
                                -----------------

                                                                        Page No.
                                                                        --------

CURRENCY EXCHANGE RATES                                                        4

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS                              4

GLOSSARY                                                                       5

ITEM 1.     DESCRIPTION OF BUSINESS                                            6
  Formation of the Company                                                     6
  Business of the Company                                                      6
    Projects                                                                   8
    Summary of Research and Development Programs                               8
    AIDS Project                                                               9
    Alzheimers Disease Project                                                11
    Asthma Project                                                            12
  Material Agreements                                                         13
    Sidney Kimmel Cancer Center                                               13
    ImmPheron, Inc.                                                           13
    University of British Columbia                                            14
    Bridge Pharma, Inc.                                                       14
    Meditech Pharmaceuticals Inc.                                             15
    CroMedica Global Inc.                                                     15
  Markets                                                                     16

    AIDS Project                                                              17
    Alzheimer Disease Project                                                 17
    Asthma Project                                                            18
    Business Strategy                                                         19
  Research and Development Expenses                                           19
  Proprietary Protection                                                      20
    General                                                                   20
    AIDS Project                                                              20
    Alzheimer Disease Project                                                 21
    Asthma Project                                                            22
    Other                                                                     22
  Government Regulation                                                       22
    United States Regulation                                                  22
    Canadian Regulation                                                       24
    Additional Regulatory Considerations                                      24
    Regulation in Other Jurisdictions                                         25
  Risk Factors                                                                25

ITEM 2.     DESCRIPTION OF PROPERTY                                           32

ITEM 3.     LEGAL PROCEEDINGS                                                 32

ITEM 4.     CONTROL OF COMPANY                                                32

ITEM 5.     NATURE OF TRADING MARKET                                          33

ITEM 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
            SECURITY HOLDERS                                                  34

ITEM 7.     TAXATION                                                          35

ITEM 8.     SELECTED FINANCIAL DATA                                           36

ITEM 9.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS                               39

  General                                                                     39
  Liquidity and Capital Resources                                             39
    Year Ended December 31, 1999                                              40
    Year Ended December 31, 1998                                              40
    Year Ended December 31, 1997                                              40
  Results of Operations                                                       41
    Year Ended December 31, 1999                                              41
    Year Ended December 31, 1998                                              41
    Year Ended December 31, 1997                                              42

ITEM 9A.    MARKET RISK                                                       42

ITEM 10.    DIRECTORS AND OFFICERS OF THE COMPANY                             42

ITEM 11.    COMPENSATION OF DIRECTORS AND OFFICERS                            43

ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY                   43
  Incentive Stock Options                                                     43
  Share Purchase Warrants                                                     45
  Special Warrants                                                            45
  Agent's Special Warrants                                                    46

ITEM 13.    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS                    47

ITEM 14.    DESCRIPTION OF SECURITIES TO BE REGISTERED                        47

ITEM 15.    DEFAULTS UNDER SENIOR SECURITIES                                  47

ITEM 16.    CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
            REGISTERED SECURITIES                                             47

ITEM 17.    FINANCIAL STATEMENTS                                              47

ITEM 18.    FINANCIAL STATEMENTS                                              47

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS                                 48
  Financial Statements
  Exhibits
    Corporate Documentation
    Instruments Defining the Rights of Holders of Securities Being Registered Material Contracts

SIGNATURES

                             CURRENCY EXCHANGE RATES
                             -----------------------

The Company's accounts are maintained in Canadian dollars. In this Annual Report all currency references are expressed in Canadian dollars unless otherwise indicated. As of April 30, 1999, the exchange rate for conversion from U.S. dollars to Canadian dollars was US$1.00 = US$1.4818. The following table sets forth the exchange rates for one U.S. dollar expressed in terms of Canadian dollars for the past five calendar years.

Canadian Dollars per One U.S. Dollar
--------------------------------------------------------------------------------
                     2000(1)     1999      1998      1997      1996      1995
                       $           $         $         $         $         $
--------------------------------------------------------------------------------
High                 1.4538     1.5095    1.5745    1.4288     1.3747    1.4092
--------------------------------------------------------------------------------
Low                  1.4505     1.4578    1.4225    1.3474     1.3409    1.3401
--------------------------------------------------------------------------------
Average for Period   1.4520     1.4894    1.4898    1.3894     1.3646    1.3689
--------------------------------------------------------------------------------
End of Period        1.4538     1.4695    1.5375    1.4288     1.3697    1.3655
--------------------------------------------------------------------------------
(1)   Covers the period from January 1 through March 31, 2000.

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

                 SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
                --------------------------------------------------

Certain statements in this Annual Report constitute "forward looking statements". Such forward looking statements involve known achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, but are not limited to: the Company's early stage of development; the fact that the Company's technology is in the research stage and therefore its potential benefits for human therapy are unproven; the possibility that favorable relationships with collaborators cannot be established or, if established will be abandoned by the collaborators before completion of product development; the possibility that the Company or its collaborators will not successfully develop any products; the possibility that advances by competitors will cause the Company's proposed products not to be viable; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or the efficacy of the Company's products; risks relating to requirements for approvals by government agencies such as the FDA before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair the Company's ability to market the product successfully; the risk that the Company's patents could be invalidated or narrowed in scope by judicial actions or that the Company's technology could infringe the patent or other intellectual property rights of third parties; the possibility that the Company will not be able to raise adequate capital to fund its operations through the process of developing and testing a successful product or that future financing will be completed on unfavourable terms; the possibility that any products successfully developed by the Company will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included under "Item 1 - Description of Business - Risk Factors". These risks and uncertainties should be considered when evaluating forward looking statements, and undue reliance should not be placed upon forward looking statements.

The information in this Annual Report is as at April 30, 2000 unless otherwise stated.

                                     GLOSSARY
                                     --------

The following are abbreviations and definitions of terms used in this Annual Report.

AIDS                    Acquired Immunodeficiency Syndrome.

Amalgamation            The amalgamation of Bobby Cadillac's Food Corporation
                        and Immune Network Research Ltd. effective April 24,
                        1996, whereby the Company was formed.

Antibody A protein that is produced in response to an antigen (often a virus or bacterium). It is able to combine with and neutralize the antigen.

Anti-idiotypic         A special type of antibody that is directed against
antibody               a particular "idiotope", the unique amino acid sequence
                       that makes up the antigen binding site in the variable region of another antibody.

BCFC                   Bobby Cadillac's Food Corporation.

clonotypic effect      A persistent tendency of the humoral immune response to
                       have a narrow range of targets.

Company                Immune Network Research Ltd., formed upon the
                       Amalgamation.

Financial Statements   The financial statements listed in Item 19(a) herein.

Fiscal 2000            The fiscal year of the Company ended December 31, 2000.

Fiscal 1999            The fiscal year of the Company ended December 31, 1999.

Fiscal 1998            The fiscal year of the Company ended December 31, 1998.

Fiscal 1997            The fiscal year of the Company ended December 31, 1997.

Fiscal 1996            The fiscal year of the Company ended December 31, 1996.

Fiscal 1995            The fiscal year of the Company ended December 31, 1995.

HIV                    Human immunodeficiency virus.

Immune Network         Immune Network Research Ltd., as it existed prior to the
                       Amalgamation.

Immunoglobulin         An antibody protein that is generated in response to and
                       will bind to a specific antigen.

in vivo                Occurring in a living organism.

in vitro               Occurring outside a living organism.

monoclonal antibodies  Antibodies which are produced by a single clone and are homogenous.

Share A common share without par value in the capital stock of the Company.

ITEM 1.   DESCRIPTION OF BUSINESS

A.     Formation of the Company
       ------------------------

The Company was formed by the amalgamation, under the Company Act (British Columbia), of Immune Network and BCFC on April 24, 1996.

The Amalgamation was completed pursuant to an agreement (the "Amalgamation Agreement") between Immune Network and BCFC following receipt of (i) required securityholders approval, (ii) an order from the Supreme Court of British Columbia approving the Amalgamation under section 237 of the Company Act (British Columbia), and (iii) acceptance from the Vancouver Stock Exchange to the filing of documentation relating to the Amalgamation. The Amalgamation became effective upon the issuance of a certificate of amalgamation by the Registrar of Companies for the Province of British Columbia on April 24, 1996.

The principal features of the Amalgamation are summarized as follows:

   * The property, assets and liabilities of each of Immune Network and BCFC became the property, assets and liabilities of the Company.

   * The Company issued Shares to the shareholders of Immune Network and BCFC, as follows:

      (a) the issued and outstanding common shares of Immune Network were exchanged for 7,664,653 Shares, and 5,066,667 Shares in escrow, on the basis of 1.33 Shares for each one Immune Network common share held; and

      (b) the issued and outstanding common shares of BCFC were exchanged for 4,263,309 Shares on the basis of two Shares for each three BCFC common shares held.

   * The holders of options to acquire shares of BCFC were deemed to be holders of options to acquire that number of Shares (333,333 at the time of the Amalgamation) resulting from the application of a 3:2 share exchange ratio to the number of common shares of BCFC that such holder could previously acquire.

B.     Business of the Company
       -----------------------

The Company is a biotechnology company focused on the development of new drugs to treat major diseases, predominantly involving the body's immune system. Using both its internal expertise and external network, the Company's objective is to accelerate the period in which a return on investment would typically be recognized with traditional biotechnology companies through participation in "special situations" in biotechnology. The Company's current projects, listed below, may all be considered special situations:

   *  AIDS project
   *  Alzheimer Disease project
   *  Asthma project

The Company's goal is to capitalize on special situations through a strategy of acquisition of rights or other interest in the project, addition of value, and rapid divestiture through licenses, alliances, or other disposition. Special situations in biotechnology are stalled projects that have an underlying foundation of strong science, protectable intellectual property, and a clearly indentified market niche. A stalled project is a project initiated by another party, the development of which has been suspended for any of a number of reasons such as a lack of financial or management resources, for such period of time that the value of the project may have been materially reduced. The
Company differentiates itself from other biotechnology companies by focusing on the potential for rapid return on investment rather than focusing on a particular scientific or therapeutic specialization. The Company intends to collaborate with development partners and contract research organizations on its projects.

See "Item 1 - Description of Business - Projects".

During the five years preceding the date of this Annual Report, the general development of the Company and its predecessor, Immune Network, has been as follows:

   * The Company was formed on April 24, 1996, the effective date of the Amalgamation.

   * In December 1997, as amended in December 1998, the Company entered into a research agreement with Immpheron, Inc. regarding the AIDS project (see "Item 1 - Description of Business - Material Agreements - Immpheron, Inc.").

   * On December 15, 1998, the Company was issued a U.S. patent for its "Anti-idiotypic antibody" and its use in diagnosis and therapy in HIV-related diseases (see "Item 1 - Description of Business - Patents").

   * In July 1999, the Company entered into an agreement with the University of British Columbia (the "UBC Option Agreement") whereby the Company was granted an option to license dapsone, a drug currently in use for other conditions, for the treatment of Alzheimer disease (see "Item 1 - Description of Business - Material Agreements - University of British Columbia").

   * In August 1999, the Company entered into a joint venture arrangement with Bridge Pharma, Inc. for the development of a new asthma therapeutic (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc."). The joint venture operations commenced in October 1999.

   * In October 1999, the Company exercised its option to license dapsone from the University of British Columbia (see "Item 1 - Description of Business-Material Agreements - University of British Columbia").

   * In December 1999, the Company entered into an agreement to reacquire the 50% interest in the Antibody 1F7 previously acquired by ImmPheron, Inc. (see "Item 1 - Description of Business - Material Agreements - ImmPheron, Inc.")

   * In February 2000, the Company acquired an option from Meditech Pharmaceuticals Inc. to acquire an exclusive license on two of Meditech Pharmaceutical Inc.'s drugs, Viraplex and MTCH-24 (see "Item 1 - Description of Business - Material Agreements - Meditech Pharmaceuticals Inc.").

   * In March 2000, the Company and CroMedica Global, Inc., a contract research organization, entered into an agreement whereby CroMedica Global Inc. will provide services relating to the clinical trial program for the Company's patented drug candidate for Alzheimer disease (see "Item 1 - Description of Business - Material Agreements - CroMedica Global Inc.").

   * In April 2000, the Company and Bridge Pharma, Inc. signed an addendum under which they agreed to add the use of certain compounds for the treatment of atopic dermatitis (eczema) (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc.").

The Company expects to complete the following milestones in Fiscal 2000: (1) completion of the investigational new drug application for its AIDS project drug candidate IQ199, in either Canada or the United States; (2) initiation of a Phase I/II clinical trial of IQ199 and Phase II trial of its Alzheimer drug candidate IQ200; and (3) initiation of in vitro and in vivo testing of the Asthma project compound. See "Item 1 - Description of Business - Projects" and "Item 1 - Description of Business - Government Regulation".

During Fiscal 1999, the Company completed two private placements raising a total of $996,997. Subsequent to December 31, 1999, the Company completed a non-brokered private placement raising net proceeds of $318,000 and completed a brokered private placement of 15,454,544 special warrants at $0.55 each, raising net proceeds of $7,791,911.23 after deduction of agent's commission and expenses incurred to date. See "Options to Purchase Securities From the Company" for details of the special warrants issued.

The Company is dependent on generating income primarily by raising funds by the issuance of shares in order to finance research and development activities and meet general and administrative expenses in the medium term. The Company plans to collaborate with development partners on its AIDS and Alzheimer disease projects, reducing the requirement for capital. In the long term, the Company intends to derive its income from licensing arrangements and divestitures of intellectual property. There can be no assurance that the Company will be successful in raising the required financing or in carrying out intellectual property transactions that produce income. Reference should be made to "Item 1
- Business of the Company - Risk Factors" for disclosure of the distinctive or special characteristics of the Company's operations or industry which may have a material impact upon its future financial performance.

As at April 30, 2000, the Company had 9 full-time employees and 3 part-time employees, 10 of whom are involved in research and development and 2 of whom are engaged in administration.

The Company does not anticipate any material acquisition or any material increase in the number of employees in the foreseeable future.

The Company has met all commitments to date and is not in arrears of its financial obligations.

See also "Item 8 - Selected Financial Data".

C.   Projects
     --------

Summary of Research and Development Programs

The following table summarizes the Company's current research and development programs:

================================================================================
    Project        Product Candidate   Development Status       Research and
                                                             Development Partner
================================================================================
   AIDS Project     Compound IQ199     Preclinical/Pre-IND(1)         ---
--------------------------------------------------------------------------------
Alzheimer Disease   Compound IQ200     Assessment for Phase II       CroMedica
   Project                              clinical research(2)         Global Inc.
--------------------------------------------------------------------------------
Alzheimer Disease   Compound IQ201         Preclinical                ---
   Project
--------------------------------------------------------------------------------
  Asthma Project    Compound IQ210         Preclinical                 Bridge
                                                                    Pharma, Inc.
================================================================================

(1) Preclinical includes pharmacological and efficacy testing in animals, toxicology testing and formulation work. After completion of such actions, the product, with the approval of a governing body, can enter human trials (Phases I, II and III). See "Item 1 - Description of Business - Government Regulation".
(2) A Phase II clinical trial is a pivotal trial designed to test a drug's effectiveness in a relevant patient group. The Company has contracted with experts to assess the data available to date and to determine an optimal clinical testing and commercialization strategy.

AIDS Project

The goal of the Company's AIDS project is to develop an AIDS therapy, IQ199, a type of monoclonal antibody that addresses two major problems facing current drugs: (1) the existence of various strains of HIV with different sensitivity to existing therapies; and (2) the ability of HIV to mutate which allows the virus to become resistant to existing drug therapy.

AIDS is caused by HIV1 and is generally transmitted between humans through the transfer of bodily fluids. AIDS occurs because the HIV virus destroys the immune system of infected individuals2. After initial infection, lymphatic B-cells of the immune system begin producing antibodies specific to the infecting viral strain3. Antibodies are proteins secreted by cells in the blood that help the body fight infections and diseases by searching out and selectively binding to their targets to guard the immune system against infectious microorganisms. Monoclonal antibodies are an important part of developing therapies that work. The term "monoclonal" refers to the fact that the cells which secrete the antibodies are derived from clones, or identical copies, of a single cell. Monoclonal antibodies are screened in the laboratory and selected for their sensitivity and specificity to particular target receptors so that they can be utilized to diagnose and/or treat specific diseases.

Viral replication is initially suppressed by the immune system; however, due to a high viral mutation rate, new forms of the virus are produced. The immune system does not produce antibodies specific to the new variants but continues to produce antibodies against the original strain4 - this is called the "clonotypic effect". The antibodies produced against the original viral strain are ineffective against the new variants. Unchecked by the body's immune system, the new viral strains proliferate, leading to the destruction or functional impairment of cells of the immune system and inhibition of the body's ability to fight infections and certain cancers5

Current therapy for HIV infection is often ineffective in the long term since these agents usually target only specific strains of HIV. When the virus mutates, the drugs become ineffective. Many drug companies have attempted to overcome this problem by developing therapeutics that recognize more than one

--------------------------------------

 1 Horowitz, H.W., Telzak, E.E., Sepkowitz and K.A. Wormser,
   G.P. (1998). Human Immunodeficiency Virus Infection, Part I, Dis Mon. 44(10), 545-606.

 2 Centers for Disease Control and Prevention (CDC). November 3.

 3 Kohler, H. Goudsmit and J., Nara, P. (1992) Clonal dominance; a cause for a limited and failing immune system to HIV-1 infection and vaccination. J. Acquir Immune Defic Syndr. 5(11), 1158-68.

 4 Muller, S., Margolin, D.H., Nara, P.L., Alvord, W.G. and Kohler, H. (1998).
   Stimulation of HIV-1 neutralizing antibodies in simian HIV-111B-infected macaques. Proc Natl Acad Sci U.S.A. 95(1), 276-81.

 5 (1994).  The Evidence That HIV Causes AIDS.  Fact Sheet, Office of
   Communications and Public Liason, National Institute of Allergy and Infectious Diseases, National Institute of Health. November 1994.

strain of HIV (e.g. Glaxo Inc., Pfizer Inc.). However, with continuous viral mutation, the long-term effectiveness of these therapies is limited.
Previously, combinations of several anti-HIV drugs were shown to be effective in patients with AIDS symptom6. Recently, however, as a result of the appearance of new drug resistant HIV strains, trials using combination drug approaches have been unsuccessful at reducing AIDS symptoms7. In addition, serious drug side effects and high medication costs make patient compliance difficult to maintain. Therefore, current therapies may not provide a long-term solution to AIDS, making alternative approaches in AIDS therapy increasingly desirable.

IQ199, the Company's 1F7 monoclonal antibody, is a novel approach for treating HIV infection aimed at resetting the body's immune system to continue to fight the AIDS virus even as the virus mutates. 1F7 was discovered in 1993 by Drs. Sybille Muller, Heinz Kohler, Michael Grant and Haitao Wang and is patent-protected by the authors in the U.S. (see "Item 1 - Description of Business - Patents"). IQ199 is an antibody produced in mice that appears to reset the body's immune system, thereby facilitating its response against new strains of HIV8. IQ199 is not directed against HIV itself but is able to stimulate the immune system directly. IQ199 stimulates the immune system by suppressing the "B-cells" that produce antibodies against the original HIV strain and also stimulates other lines of "B-cells" to produce antibodies against the new mutant virus strains8.

An experiment was carried out to test the efficacy of 1F7 in suppressing dominant antibody responses in HIV-infected macaque monkeys8. Significant increases in the number of anti-HIV antibodies for more than one virus strains (HIV-1 IIIB and MN) were detected in the blood of the 1F7-inoculated macaques. Moreover, in all three injected monkeys, antibody binding to three different HIV strains (MN, CM and SF2) that are not targeted by the 1F7 antibody increased following 1F7 injection. These results suggest that the monkey's immune system became more effective against HIV strains after 1F7 injection.

In HIV patients the CD8+ "cytotoxic" cells of the immune system destroy its own CD4+ "helper" T-cells that have become infected with the virus. It appears that a key factor in the pathology of AIDS is that cytotoxic T-cells also kill uninfected helper T-cells9. Early in vitro experiments conducted by Dr. Michael Grant have demonstrated that 1F7 selectively inhibited the destruction of uninfected CD4+ cells by the cytotoxic T-cells in HIV-infected individuals10.

In summary, the experiments conducted by Dr. Muller and colleagues and Dr. Grant suggest that the monoclonal antibody 1F7 has several important effects on both humoral (antibody-mediated) and cellular immunity mechanisms that make it an ideal candidate for an HIV therapy. In addition, the failure or limited success of other drug therapies opens the market for new and novel AIDS therapeutics such as 1F7.

--------------------------------------

 6 Horowitz, H.W., Telzak, E.E., Sepkowitz, K.A. and Wormser, G.P. (1998).
   Human Immunodeficiency Virus Infection Part I.  Di Mon 44(10), 545-606.

 7 Chesney, M.A., Morin, M. and Sherr, L. (2000). Adherence to HIV combination therapy. Soc Sci Med 50(11), 1599-605.

 8 Muller, S., Margolin, D.H., Nara., P.L., Alvord, W.G. and Kohler, H. (1998).
   Stimulation of HIV-1-neutralizing antibodies in simian HIV-111B-infected macaques. Proc Natl Acad Sci U.S.A. 95(1), 276-81.

 9 Zarling, J.M., Ledbetter, J.A., Sias, J., Fultz, P., Eichberg, J., Gjerset,
   G. and Moran, P.A. (1990). HIV-infected humans but not chimpanzees, have circulating cytotoxic T lymphocytes that lyse uninfected CD4+ celles. J Immunol 144(8), 2992-8.

10 Grant, M., Smaill, F., Muller, S., Kohler, H., Rosenthal, K. (2000). The anti-idiotypic antibody 1F7 selectively inhibits cytotoxic T-cells activated in HIV-infection. Immunol Cell Biol 78(1), 20-7.

The Company has licensed the antibody 1F7 technology from the San Diego Regional Cancer Center (see "Description of Business - Material Agreements - Sidney Kimmel Cancer Center") and has further patents pending regarding the antibody 1F7 (see "Description of Business - Patents - AIDS Project").

The AIDS project is in the preclinical stage. The Company is currently preparing an investigational new drug ("IND") application for filing with the regulatory agencies upon completion of preclinical studies (see "Item 1 - Description of Business - Government Regulation"). Once the IND becomes effective, the Company can then begin the first of three phases of clinical trials. Preliminary discussions are being held with various research organizations and the regulatory agencies regarding the requirements and conditions for a clinical trial.

Alzheimers Disease Project

The short term goal of the Company's Alzheimer disease project is to demonstrate that dapsone, a drug currently in use for other conditions, is effective in slowing the progression of Alzheimer disease. The Company has developed a clinical, regulatory and commercial strategy for the project. Clinical trials for IQ200, the first generation compound in this project, have been designed to confirm the ability of the compound to slow the progression of dementia in confirmed Alzheimer disease patients. The Company is also conducting research on IQ201 and subsequent candidates as possible second generation agents for prevention of onset and/or slowing the progression of Alzheimer disease.

Alzheimer disease is a condition characterized by death of brain cells and severe degradation of mental health. Primarily affecting the elderly, Alzheimer disease currently afflicts over 35 million people worldwide11 and is the eighth leading cause of death in people aged 65 and older in the United States12. Presently, there are only two drugs approved for the treatment of this disease - both treat the symptoms of the disease by temporarily improving brain function but they do not arrest or slow the progression of the disease.

In 1992, researchers at the University of British Columbia conducted a retrospective study on the prevalence of dementia among elderly Japanese patients receiving dapsone13. They found that the occurrence of dementia was 37% lower in patients chronically treated with dapsone as compared to patients not receiving dapsone. These results suggest that continuous therapy with dapsone (IQ200) may lower the incidence of dementia.

The Company entered into an option agreement with the University of British Columbia (the "UBC Option Agreement") for an exclusive worldwide license on a patent that covers the use of dapsone and related compounds for the treatment of dementia, with rights to manufacture, distribute and sell products based on such technology (see "Item 1 - Description of Business - Patents"). Subsequently the Company exercised its option and is currently finalizing the terms of the license agreement (see "Item 1 - Description of Business - Material Contracts - UBC Option Agreement").

Based on a positive statistical analysis of data from the restrospective study, the Company will be proceeding with a Phase II, multi-center clinical research

--------------------------------------

11 The World Health Report 1999.  World Health Organization.

12 1996 National Center for Health Statistics, U.S. Department of Health and
   Human Services.

13 McGeer et al, 1992.  Dementia, Volume 3:  146-149.

program for this drug candidate. The Phase II research program will be conducted by CroMedical Global Inc. ("CroMedica"), an arm's length clinical research operating facility (see "Description of Business - Material Agreements
- CroMedica Global Inc."). The three-country clinical trial program has been designed by CroMedica to establish the efficacy of the Company's patented drug candidate against the progression of Alzheimer disease. The patient selection process is scheduled to begin before the end of the current year, with first results anticipated in year 2001. CroMedica will be responsible for the coordination, management and conduct of the studies. Total expenses are expected to be US$13 million over three years. The Company will need to secure additional funds, through financings and/or collaborative agreements, to cover much of the cost associated with the completion of the Phase II clinical research program. There can be no assurance that such additional funds will be secured at all or in a timely manner.

A project plan is currently being developed for a second pharmaceutical composition for Alzheimer disease therapy (IQ201). When this project is initiated, IQ201 will enter into the preclinical stage of development. Initial expenses for this project are expected to be nominal.

Asthma Project

The goal of the Company's asthma project is to synthesize and test several new compounds that have, in laboratory studies, demonstrated possible disease-modifying actions in asthma. Pursuant to a research agreement between the Company and Bridge Pharma, Inc. (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc."), the research will involve the exploration of targeted mast cell stabilizers which are effective but may not possess the side-effects associated with steroids and other drugs that are currently available for the treatment of asthma. Initial data from Bridge Pharma, Inc. indicates that these novel, non-steroidal, disease-modifying therapeutics have a better activity profile with fewer side effects than other drugs of their class. Bridge Pharma, Inc. intends to screen these compounds in laboratory models of asthma, select a clinical candidate and initiate clinical testing of this candidate drug.

Asthma is a disorder characterized by chronic inflammation and hyper-sensitivity of the air passages in the lung. People who suffer from asthma experience "attacks" during which their air passages contract causing difficulty in breathing. Temporary relief from the symptoms of asthma is currently achieved through use of bronchodilators that re-open the air passages. Recently, a better understanding of the underlying pathophysiology of asthma has led to the conclusion that long-term management of asthma should be achieved with safe, disease-modifying drugs, and to acutely maintain normal lung function with the use of bronchodilator drugs only as needed. Although various bronchodilator drugs are currently available, there is still a need for effective, well-tolerated, non-steroidal, disease-modifying drugs.

Asthma appears to involve the release of many inflammatory agents that are involved in allergic reactions. Inhibiting a single mediator is not always effective. Inhibition of multiple mediators is more likely to produce a broad-based anti-inflammatory effect. The only known method to meet such a goal is to inhibit the release of inflammatory agents by stabilizing the cells that produce them.

The patent application for the drug candidate under the Asthma project is part of the intellectual property covered by the Company's agreement with Bridge Pharma, Inc. The Asthma project is in the preclinical stage. Total expenses related to this project are expected to be up to a maximum of $3 million over two years. The Company will need to secure additional funds, through sources such as financings and/or collaborative agreements, to cover much of the costs associated with the completion of research and development relating to the Asthma project. There can be no assurance that such additional funds will be secured at all or in a timely manner.

D.   Material Agreements
     -------------------

Sidney Kimmel Cancer Center

By an arms length exclusive licensing agreement dated April 23, 1993 (the "1F7 License Agreement") entered into between the Company and the San Diego Regional Cancer Center (now known as the Sidney Kimmel Cancer Center) (the "Cancer Center"), the Company was granted an exclusive license to use and sublicense the technology characterized as "Antibody 1F7" (see "Item 1 - Description of Business - Patents") and to make or have made licensed products in all countries of the world in which the Cancer Center has patent rights, and to sell licensed products worldwide. Under the terms of the 1F7 License Agreement, the Company is required to pay to the Cancer Center a royalty equal to 2% of net sales of therapeutic licensed products and 5% of net sales of diagnostic licensed products resulting from Antibody 1F7 technology.

The 1F7 License Agreement shall expire on the later of: (a) April 23, 2010; or
(b) expiry of the last remaining patent rights. The Company may continue to utilize the technology under the 1F7 License Agreement after the expiration of the last remaining patent rights, but shall not have any further royalty or other payment obligations to the Cancer Center.

Subject to its terms and conditions, the 1F7 License Agreement may be terminated: (a) at any time by the Cancer Center if the Company files in any court a bankruptcy or insolvency petition; (b) by either party upon failure of the other party to remedy a breach for which notice was given; and (c) upon 60 days' written notice by the Company to the Cancer Center.

The Company has paid a license fee of US$10,000 to the Cancer Center.

ImmPheron, Inc.

By an arms length agreement dated December 15, 1997, as amended December 15,1998 (the "Immpheron Agreement"), the Company formed a strategic partnership with Immpheron, Inc. ("Immpheron") to continue research and development of monoclonal Antibody 1F7 and the intellectual property related to its use as a therapeutic for the prevention and treatment of HIV infection. See "Item 1 - Description of Business - AIDS Project (1F7)". By incurring US$81,000 in preclinical trial expenditures, Immpheron acquired a 50% interest in the Antibody 1F7 technology licensed from the Cancer Center.

By letter agreement dated December 20, 1999 (the "Purchase Agreement"), the Company reacquired the 50% interest in the Antibody 1F7 acquired by ImmPheron, in consideration of the following payments and royalty grant to ImmPheron:

(a)  US$4,000 on execution of the agreement (paid);

(b) US$2,000 on each of January 31, February 29, March 31 and April 30, 2000 (all paid);

(c)  US$88,000 on July 20, 2000;

(d) US$10,000 within 30 business days of the commencement of a Phase I clinical trial; and

(e)  a 4% royalty on net earnings from the Antibody 1F7.

University of British Columbia

Pursuant to an arms length agreement (the "UBC Option Agreement"), the Company has exercised an option granted by the University of British Columbia ("UBC") for the world-wide license to use and sublicense dapsone, a drug currently in use for other conditions, for the treatment of Alzheimer disease, and the manufacture, distribution and sale of products based on such technology (see "Item 1 - Description of Business - Alzheimer Disease Project"). A formal license agreement is currently being negotiated by the Company and UBC which is to include the following material terms:

(a) an initial, non-refundable, license fee will be payable upon execution of the license agreement, which is intended to partially reimburse UBC for its costs of developing, protecting and licensing the technology;

(b) payments will be made to UBC upon certain milestones being reached, including the initiation of phase III clinical trials, filing of an NDA with the FDA, and upon receipt of FDA approval for marketing;

(c) a royalty will be paid to UBC based upon the total gross revenue derived from the sale of products using the technology;

(d) an annual, non-refundable, license maintenance fee of $1,000 will be paid in advance to UBC;

(e) UBC will own and manage the patent portfolio, including all patents for improvements. The Company will pay all future patent application, patent prosecution and patent maintenance costs and will reimburse all cost incurred to date by UBC and, in return, the Company will have the right to designate which technologies should be patented and shall become a licensee of all resulting patents on the same terms and provided in the license agreement;

(f) although UBC does not generally assign its technology, provision will be made for such assignment upon the achievement of certain milestones; and

(g) the license agreement will terminate with respect to any patent and royalties applicable thereto, on the expiration or official determination of invalidity of the patent, and with respect to the know-how and all other rights, on the later to occur of expiration or invalidity of the last patent, if any, licensed under the license agreement or the expiration of ten years from the date of the license agreement.

Bridge Pharma, Inc.

By an arms length agreement dated August 12, 1999 (the "Bridge Pharma Agreement") with Bridge Pharma, Inc. ("BPI"), the Company has entered into a joint venture arrangement, on a 50-50 basis, with BPI for the development of a new asthma therapeutic. In order to retain its 50% interest, the Company is required to provide up to US$2 million in funding to the project over a period of two years. Any additional funding required above the first US$2 million will be shared equally between the parties. The goal of the collaboration between the Company and BPI is to finish the work necessary to complete clinical trials either as a continuance of the joint venture or in alliance with a strategic partner. See "Item 1 - Description of Business - Asthma Project".

Bridge Pharma, Inc. and the Company shall each own an undivided 50% interest in all technology invented, discovered, acquired or developed under the joint venture or with the use of the defined technology of the other party.

Pursuant to an addendum agreement dated April 4, 2000 (the "Bridge Pharma Addendum"), the Company and Bridge Pharma, Inc. agreed to add to the joint venture the use of certain additional compounds and the associated intellectual property for the treatment of atopic dermatitis (eczema), subject to Canadian Venture Exchange acceptance. The Company has agreed that it will increase its initial funding obligation from US$2 million to US$3.5 million if and when the Company and Bridge Pharma, Inc. both agree on the selection of at least one of the additional compounds to proceed to clinical trials.

Meditech Pharmaceuticals Inc.

By an arms length agreement dated February 3, 2000 (the "Meditech Agreement"), Meditech Pharmaceuticals Inc. ("Meditech") has granted to the Company an irrevocable one year option (the "Option") to acquire an exclusive, worldwide (exclusive of the United States) license on two of Meditech's drugs, Viraplex and MTCH-24, or any derivatives or formulations thereof. In consideration of the grant of the Option, the Company paid the sum of US$25,000 and incurred the required amount of US$20,000 in research and development expenditures relating to these two drugs.

The Company has exercised and is negotiating with Meditech the terms of the license agreement. The license agreement will provide for the payment to Meditech of a royalty on net sales of 7% for MTCH-24 or any derivatives or formulations of MTCH-24, and 4% for Viraplex or any derivatives or formulations of Viraplex.

CroMedica Global Inc.

Pursuant to an arm's length agreement entered into on March 27, 2000 (the "CroMedica Agreement"), CroMedica Global Inc. ("CroMedica") has designed a three-country clinical trial program to test the efficacy of the Company's patented drug candidate against the progression of Alzheimer disease. CroMedica will be responsible for the coordination, management and conduct of the studies (see "Item 1 - Description of Business - Projects - Alzheimer Disease Project"). The CroMedica Agreement is a fixed price contract, with the price being either US$13,199,286 ("Option A Pricing") or US$13,849,286 ("Option B Pricing"), exclusive of all applicable taxes, dependent upon the involvement of the Company in the program. As of April 30, 2000, the Company has paid CroMedica
$1,964,742 (net of GST) under the CroMedica Agreement. CroMedica has agreed to defer payment by the Company of US$2,000,000 of the costs under the CroMedica Agreement. The amount of the payment deferral from time to time will be secured by a debenture issued by the Company on March 27, 2000 in favour of CroMedica (the "CroMedica Debenture"). The CroMedica Debenture was accepted for filing by the Canadian Venture Exchange on April 13, 2000.

The CroMedica Debenture will secure up to a maximum principal amount of US$2,000,000 (approximately Cdn$2,907,000). As of April 30, 2000, the principal amount secured under the CroMedica Debenture is US$1,000,000 (approximately Cdn$1,453,500). The principal amount shall be increased by either US$200,000 (approximately Cdn$290,700) on the first day of each month from June through October 2001 if Option A Pricing applies, or by US$200,000 on the first day of each month from October 2001 through February 2002 if Option B Pricing applies.

The principal amount outstanding under the CroMedica Debenture will be paid in equal monthly instalments (except for one month's payment which will double the amount of the payment made the other months) on the first day of each month from October 2001 through August 2003. The CroMedica Debenture provides for interest at the rate equal to the prime rate of interest charged by the Bank of Montreal for Canadian loans to Canadian customers, plus 5%. Interest shall be payable commencing on October 1, 2001 and shall be calculated from the time of their deferral under the CroMedica Agreement.

As security for the payment of all amounts payable under the CroMedica Debenture and the performance by the Company of its obligations thereunder, the Company has granted CroMedica a security interest in all of its present and future property and assets. Accordingly, if the Company is unable to repay the indebtedness secured by the CroMedica Debenture, all of its property and assets, including its intellectual property, shall be subject to seizure to the extent of its indebtedness to CroMedica.

The Company may terminate the CroMedica Agreement upon 30 days' written notice to CroMedica. If such termination is the result of an external development partnership, licensing agreement, corporate merger or acquisition, a termination fee equal to 30% of the remaining payments under the CroMedica Agreement will be due to CroMedica. The termination fee will be 10% for termination of the CroMedica Agreement by the Company for any other reason.

Donald Rix, a director of the Company, has disclosed his interest in this transaction as a director of a subsidiary of CroMedica and, in accordance with the provisions of the Company Act (British Columbia) abstained from voting on approval of the CroMedica Agreement.

The CroMedica Agreement further provides that CroMedica is granted a right of first refusal on all of the Company's clinical trials, other than the first human trial, involving Antibody 1F7 (see "Item 1 - Description of Business - Projects - AIDS Project").

The Company has the sole rights in any intellectual property arising from research under the CroMedica Agreement.

E.   Markets
     -------

The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. (See "Item 1 - Description of Business - Risk Factors".) Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States (the "U.S.") and other jurisdictions of commercial interest, and the ability and time needed and cost to obtain governmental approval for testing, manufacturing and marketing.

The Company's programs are in varying stages of development. Products that may result from the Company's research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before the Company will receive any significant royalty revenues from commercial sales of such products. Therefore, any discussion of a market for the Company's products is of a very preliminary nature. In addition, some of the Company's competition may have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than the Company. (See "Item 1 - Description of Business - Risk Factors").

The statistical information provided throughout this section has been sourced from the Company's market research reports, from public offering disclosure published by competitors believed by the Company to be accurate, from published data, and from the Company's experience in the industry.

AIDS Project

AIDS was first recognized in 1981 and has since become a major epidemic, affecting more than 30 million people worldwide14.

The current U.S. market for HIV drugs is estimated to be in excess of US$3 billion15. The Company feels that its 1F7 antibody, drug candidate IQ199, could represent an important new treatment for HIV which would compete for a significant portion of this market.

The monoclonal antibody IQ199 will compete primarily with other treatments that improve the quality of life for HIV-infected individuals. Current treatment includes two classes of agents known as antiviral and immune stimulating agents. There are several problems with the current therapeutics such as viral resistance, serious health complications, and high treatment cost. The mechanism of action of IQ199 is different from current HIV drugs and may represent a more effective approach, associated with a wider therapeutic window. By blocking clonal dominance, an inherent immune response, IQ199 should allow the immune system to regain its ability to respond to the endogenous virus.
This unique mechanism of action gives IQ199 a potential competitive advantage over other drug therapies.

The Company has carried out a survey of the scientific and patent literature and has not found, nor is the Company aware of, any existing or potential AIDS therapies that have a similar mechanism of action as IQ199. Since multiple HIV drugs are often used in combination chemotherapy regimens, it is unlikely that IQ199 will directly compete with individual AIDS therapeutics. It is more likely that IQ199 may become part of such combination regimens.

Alzheimer Disease Project

Competition currently exists among companies and research groups attempting to develop new drugs to combat Alzheimer disease. There are numerous drugs in various stages of clinical trials. These experimental drugs fall into one of five categories: cholinominetics, antioxidants, estrogen replacement, anti-inflammatories and others. The FDA, however, has approved only two drugs. (See "Item 1 - Description of Business - Government Regulation") Both drugs are acetylcholinesterase inhibitors, and their overall benefit to Alzheimer patients is minimal. The first such drug approved, tacrine, had side effects that prevented it from being accepted in the market. The most recently approved agent, donepezil, produces only mild increases in alertness. Despite this, most physicians treating Alzheimer disease patients are expected to prescribe donepezil because there are so few alternatives16.

NSAIDS (non-steroidal anti-inflammatory drugs) have shown some promise for use in Alzheimer treatment, but the potential for serious gastrointestinal side effects complicate their therapeutic use. The new anti-inflammatory "COX-2 inhibitors" may be direct competitors with the Company's drug candidates. The competitors in this area are Merck and Co. Inc. and Searle and Co. Inc. which are both conducting phase III clinical trials with their COX-2 inhibitors. Other potential competitors include Aventis Pharma Inc. which is conducting phase III clinical trials for its phosphodiesterase inhibitor, propentofylline, and Neotherapeutics Inc. which is in phase II trials for its drug Neotrofin, a nerve growth factor.

--------------------------------------

14 The World Health Report 1999.  World Health Organization.

15 IMS Health, 1998.

16 Medical Science Bulletin, 1997;20.

The Company's Alzheimer disease drug candidates have a unique combination of actions with a manageable and well-established toxicology profile17. The Company's Alzheimer disease project represents a novel approach to pharmacological therapy of Alzheimer disease by treating brain inflammation which occurs during the illness18. The Company's review of patent literature further suggests that the Company's approach to treatment of this illness is unique.

Despite their limited effectiveness and serious side-effects, the few drugs that are approved for use in Alzheimer disease have U.S. sales that exceed US$400 million annually19.

Asthma Project

Asthma morbidity and mortality are increasing worldwide. More than 12 million Americans, including 5 million children, suffer from asthma. Among adults in the U.S., 1 in 20 is asthmatic and among children the prevalence is higher - about 1 in 1020. Asthma related mortality in the U.S. and Canada has increased by more than 25% during the last 20 years, with the direct annual cost estimated at over $7 billion annually in the U.S. alone21.

Anti-asthmatic drugs for clinical use fall into two categories: (1) those which primarily provide symptomatic relief (bronchodilators); and (2) those which provide a long-term disease-modifying action22. There is now a sound medical rationale for the use of disease modifying agents as first-line drugs in the management of chronic asthma. Current asthma therapy is inadequate and management believes that the future market for disease-modifying drugs, such as IQ210 which is currently under development by Bridge Pharma, Inc. and the Company, will be at least as large as the current market for symptomatic bronchodilating drugs.

In the asthma therapeutic market, the Company's proposed asthma treatment will compete primarily with other disease-modifying asthma therapies. Current treatment includes inhaled steroids, antiallergenic agents such as sodium cromoglycate (inhalant) and ketotifen fumarate (systemic). The anti-asthmatic agent under research by the Company and its partner (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc.") has demonstrated in Preclinical studies a better activity profile with fewer side effects than other drugs of its class. It is expected that this agent could become an important treatment for asthma.

Several companies are working on new approaches to the treatment of asthma. Potential competitors include Novartis Inc. and Genentech Inc. which are developing a monoclonal antibody to bind IgE, a major component of allergy induced asthma attacks. Other potential competitors are Texas Biotechnology Corporation, which is developing a selectin inhibitor that is currently in phase II human trials; Inflazyme Pharmaceuticals Ltd., which has recently completed phase I trials with a novel steroid analogue; Leukosite Inc., which has

--------------------------------------

17 Compendium of Pharmaceuticals and Specialties, 1999, Canadian Pharmaceutical
   Association.

18 Scientific American, June 2000, Nicola Jones.

19 Reuters news.

20 (1997) Allergy Clin Immun. 100, 771

21 (1995) Global Initiative for Asthma, Nat Inst Health.

22 Goodman and Gilman, Pharmacological Basis of Therapeutics, 1999.

completed phase I trials of a new compound to inhibit the production of leukotrienes; and AVANIR Pharmaceuticals, Inc., which is in preclinical testing of a compound to downregulate the production of IgE. These competitors, however, face many of the same difficulties as the Company in eventually bringing their drugs to market.

Business Strategy

The Company's objective is to accelerate the period in which a return on investment would typically be recognized with traditional biotechnology companies through participation in "special situations" in biotechnology. The Company's current project may all be considered to be special situations.

Special situations in biotechnology are stalled projects that have an underlying foundation of strong science, protectable intellectual property, and a clearly identifiable market niche. A stalled project is a project initiated by another party, the development of which has been suspended for any number of reasons such as a lack of financial or management resources, for such period of time that the value of the project may have been materially reduced. The Company's goal is to capitalize on special situations through a strategy of acquisition of rights or other interest in the project, addition of value, and rapid divestiture through licenses, alliances, or other disposition. The stage at which such divestiture may occur is dependent upon the individual milestones for each project. The Company differentiates itself from other biotechnology companies by focusing on the potential for rapid return on investments, rather than focusing on a particular scientific or therapeutic specialization.

The Company conducts some of its own research and development but primarily contracts out and seeks collaborative partners with experience in the development and marketing of drugs in the relevant therapeutic areas. Potential partners must possess both the human and financial resources to spearhead the clinical development of the Company's products as required by the FDA, the HPB, and drug regulatory agencies in other countries. The form of collaboration depends, in part, on the product candidate, the stage of development, and the partner's expertise. The Company also expects any potential partner to market the products. No assurance can be given that any such proposed partnership arrangements will be entered into, or, if entered into, will be successful in completing the development programs for the drug candidate in any particular jurisdiction. (See "Item 1 - Description of Business - Risk Factors".)

The rationale behind the Company's business strategy is to avoid the large expenses incurred in the later stages of clinical development, to obtain early returns in the form of upfront fees and milestone payments, to utilize expertise and resources of major multinational pharmaceutical companies, and to obtain long term revenue streams through royalty payments on product sales.

Notwithstanding the Company's business strategy described above, the Company has no regular cash flow and is dependent on generating required funds primarily by way of equity financing. The Company expects to continue to rely on outside sources of financing to meet its capital requirements for at least the next two years. There can be no assurance that the Company will be able to arrange and complete the required financings on favourable terms. Such equity financings could be highly dilutive. (See Item 1 - Description of Business - Risk Factors".)

The Company presently has no plans for developing an in-house marketing or manufacturing capability.

F.   Research and Development Expenses
     ---------------------------------

During Fiscal 1999, 1998 and 1997, the Company spent $420,195, $20,260 and $61,772, respectively, on research and development, net of grant.

G.   Proprietary Protection
     ----------------------

General

The Company's patent strategy is to pursue, in selected jurisdictions, the broadest possible patent protection on its proprietary products and technology. The Company plans to protect its technology, inventions and improvements to inventions by filing patent applications according to industry standards in a timely fashion.

In addition to its patents, the Company also relies upon trade secrets, know-how and the continuing technological innovations to develop its competitive position. It is the Company's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. These agreements provide that all confidential information developed or made known during the course of the relationship with the Company is to be kept confidential except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing property of the Company or relating to the Company's business and conceived or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

The Company, and licensors who have granted the Company rights to their respective technologies (see "Item 1 - Description of Business - Projects"), have been granted patents or have filed patent applications in the United States and other jurisdictions (such as Canada, Japan, Germany, France, Italy and the United Kingdom) in respect of certain core technologies utilized by the Company. Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to the technology used by the Company will result in patents being issued or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

The following patents granted or filed have either been assigned to the Company or licensed for use by the Company.

AIDS Project

Title:                         Anti-Idiotypic Antibody and its use in Diagnosis
                               and Therapy in HIV-Related Disease
United States Patent Number:   5,849,583
Date Granted:                  December 15, 1998
Scope of Patent:               An active pharmaceutical composition comprising
                               an effective monoclonal antibody, for the use in diagnosis and therapy of HIV-related diseases.

The Company has licensed this patent from the Sidney Kimmel Cancer Center (see "Item 1 - Description of Business - Material Agreements - Sidney Kimmel Cancer Center").

The Company has three additional patents pending regarding the 1F7 Antibody and the above title:

United States
Application Number:           09/211,156

Scope of Pending Patent:      A method of reducing T cell-mediated cytotoxicity
                              in HIV+ sera comprising administering a
                              pharmaceutical composition comprised of a monoclonal antibody or fragment thereof.

Canada and Europe
Application Number:           2131692 (Canada) and 92907381.3 (Europe)
Scope of Pending Patent:      An active pharmaceutical composition comprising an
                              effective monoclonal antibody, for the use in diagnosis and therapy of HIV-related disease.

In addition, the Company has a further patent pending in Canada regarding the 1F7 Antibody:

Title:                        Methods and Compositions for Inhibiting Killing of
                              Uninfected Lymphocytes
Application Number:           2123551
Scope of Pending Patent:      Method and composition for inhibiting cytotoxic T-
                              lymphocytes mediated immunopathology in an HIV infected individual.

Alzheimer Disease Project

Title:                        Dapsone and Promin for the treatment of dementia
United States Patent Number:  5,532,219
Date Granted:                 July 2, 1996
PCT Application:              Issued in Germany, France, U.K. and Italy, pending
                              in Japan.
European Patent Office
 Number:                      EP00642337B1
Application Number:           4509618 (Japan)
Date Granted:                 September 3, 1997
Scope of Pending and Issued
 Patents:                     A method for treating dementia is a human being
                              characterized by administering to the human being through the novel use of a substance selected from the group consisting of a 4,4'- diaminodiphenylsulfone, its didextrose sulfonate derivative, and other closely related sulfone derivatives, and therapeutically acceptable salts thereof.

The Patent Cooperation Treaty ("PCT") is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization ("WIPO"), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states (total of 104 at July 1999). It provides for the filing of one patent application (the "international application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designations for regional patents in respect of contracting states party to any of the following regional patent treaties: The Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property Organization. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and

(optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the official WIPO internet website (http://www.wipo.int).

World Intellectual Property
 Organization Patent Number:   WO9324118A1
Date Granted:                  December 3, 1993

The Company has exercised an exclusive option to license this technology and is currently negotiating the terms of a license agreement with UBC (see "Item 1 - Description of Business - Material Agreements - University of British Columbia").

Asthma Project

A new PCT application was filed by Bridge Pharma, Inc. in April 1998 and is part of the intellectual property covered by the joint venture with the Company (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc.").

Other

Pursuant to the Bridge Pharma Addendum (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc."), a provisional patent application was filed in 1999 with the U.S. Patent Office.

H.   Government Regulation
     ---------------------

The research and development, manufacture and market of pharmaceutical products are subject to regulation by the Food and Drug Administration (the "FDA") in the United States, by the Health Protection Branch (the "HPB") of the Department of Health and Welfare Canada in Canada, and by comparable regulatory authorities in other countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of the Company's products.

Drug licensing laws require approval of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, and adherence to Good Manufacturing Practices during production. Compliance with Good Manufacturing Practices requires considerable time and resources in the area of production and quality control. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if new evidence demonstrates that the drug is unsafe or lacks efficacy for its intended use(s) becomes known after the product reaches the market.

United States Regulation

The Company is required by the FDA to comply with the following procedures prior to marketing its products:

   *  preclinical laboratory and animal toxicology tests;
   * submission of an investigational new drug application ("IND"), which must become effective before human clinical trials commence;

   * adequate and well-controlled human clinical trials to establish the safety and efficiacy of the drug for its intended application;
   *  the submission of a new drug application ("NDA") to the FDA; and
   * FDA approval of a NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of manufacturing facilities.

Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of the product. The results of these preclinical tests are then submitted to the FDA as part of an IND requesting authorization to initial human clinical trials. Clinical trials may be initiated only upon approval of the IND by the FDA.

Clinical trials involve the administration of the pharmaceutical product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential stages, which may overlap:

   Phase I: Initial introduction of the compound into human subjects to test for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics.

   Phase II:  Studies in a limited patient population to:
              * determine the efficacy of the product for specific, targeted indications;
              *  determine optimal dosage; and
              *  identify possible adverse effects and safety risks.

In the event Phase II evaluations demonstrate that the drug is effective and has an acceptable safety profile, Phase III of the clinical trial will proceed.

   Phase III: Clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites.

Two key factors influencing the rate of progression of clinical trials are the rates at which patients are available to participate in the research programs and whether the effective treatments are currently available for the disease the drug is intended to treat.

The Company or the FDA may suspend clinical trials at any time if either believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of the controlled release product.

If the approval being sought is for a new therapeutic area on a previously clinically tested drug the approval process will require a new full clinical trial regime, from preclinical to Phase III. However, if the approval being sought is for a new indication within a therapeutic area on a drug that has been through one or more stages of clinical trials, then it is possible, if the indication is close enough to that of the original submission, that any clinical data available on this drug might be used to avoid repetition of these trials.

The FDA may deny approval of an NDA if applicable regulatory criteria are not satisfied or may require additional testing. Product approvals may be withdrawn if compliance within regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation

The regulations concerning the sale of pharmaceutical products in Canada are substantially similar to those of the United States described above.

The Company must submit an IND to the HPB prior to conducting clinical trials of a new drug in Canada. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If the HPB does not notify the Company within 60 days of receiving the application that the application is unsatisfactory, the Company may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described under "United States Regulation" above.

The Company must submit a new drug submission ("NDS") to the HPB and receive a notice of compliance from the HPB before selling a new drug in Canada. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients of the new drug, the methods of manufacturing, processing and packaging of the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the results of clinical trials and the effectiveness of the new drug when used as intended. If the HPB determines that the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the HPB will issue a notice of compliance for the new drug.

The HPB may deny approval of an NDS if applicable regulatory criteria are not satisfied, or the HPB may require additional testing of a product. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The HPB may require further testing and surveillance programs to monitor the pharmaceutical product which has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures and criminal prosecutions.

Additional Regulatory Considerations

In addition to the regulatory approval process, the Company is also subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control. Also, the Company may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the biotechnology industry.

Certain provincial regulatory authorities in Canada have the ability to determine whether the cost of a drug sold within its province will be reimbursed by a provincial government health plan by listing drugs on formularies. These provincial formularies may affect the prices and/or volume of drugs sold within such provinces.

Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. Basically, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include the establishment of a separate agency for drug regulation with a revised approval system based on those found in European Community countries. However, there is no assurance that such changes will be implemented or will expedite the approval of new drug products.

The Canadian government has regulations which prohibit the issuance of a notice of compliance for a medicine, other than the first medicine marketed in Canada, provided that the patent owner of the medicine has filed a list of its Canadian patents covering that medicine with the HPB. After receiving such list, the HPB may refuse to issue a notice of compliance permitting the importation or sale of a patented medicine to persons other than a patent owner until patents on the medicine expire or are declared invalid by a court of competent jurisdiction.

Regulation in Other Jurisdictions

The Company may decide to develop one or more of its compounds first in regions outside of North America and Europe, depending upon clinical and commercial factors. Currently, the Company has no plans in place for drug development activities outside of these regions.

In addition to meeting the specific requirements of the country for which a drug is first intended to be commercialized, the Company intends to meet and exceed the North American regulatory guidelines for any of its drug development programs that are not initially commenced in North America.

I.   Risk Factors
     ------------

The following provides a brief description of some of the risk factors which should be considered in relation to the Company's business. It must be recognized that there are three primary markets for pharmaceuticals: North America, Europe and Japan/Asia, and the risk factors associated with the Company's projects may vary according to the particular market being addressed. Specific risk factors to be considered include, but are not limited to, those listed below:

Early Stage of Development

All of the Company's products are in the research and/or development stage. At present, the Company does not own or possess rights to a marketable product except for MTCH-24 (see "Item 1 - Description of Business - Material Agreements
- Meditech Pharmaceuticals Inc."). There can be no assurance that any such products will be fully developed and tested, and if fully developed and tested, will perform in accordance with the Company's expectations. There is also no assurance that necessary regulatory approvals or clearances will be obtained in a timely manner, if at all, or that any of the Company's products can be successfully and profitably developed, produced and marketed, including MTCH-24. The research may fail or the compounds may not meet regulatory approval for human use. Even if the Company's research programs are successful, development of a marketable product will likely take several years.

There is no guarantee that the Company will make a satisfactory deal with a major pharmaceutical company to conduct human clinical trials, to complete product development, to obtain regulatory approval, or ultimately to market the product.

Limited Revenues, History of Operating Loss and Accumulated Deficit

The Company has had no sales revenue to date. Although the Company has been involved with pharmaceuticals since 1991, it has been engaged only in research and development. The Company has incurred significant operating losses, including net losses of $815,984 in Fiscal 1999, $201,671 in Fiscal 1998,

$262,744 in Fiscal 1997, $825,674 in Fiscal 1996, and $559,444 in Fiscal 1995.
At December 31, 1999, the Company had an accumulated deficit of $3,485,360. Notwithstanding the Company's objective to accelerate the period in which a return on investment would typically be recognized with traditional biotechnology companies, for some projects it may be a number of years, if ever, before the Company will receive any significant revenues from commercial sales of products. The future growth and profitability of the Company will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by new product introductions. The Company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant losses until such time as the Company is able to achieve adequate revenue levels. There can be no assurance that the Company will be able to significantly increase revenues or achieve profitable operations. Failure to obtain additional capital, if needed, would have a material adverse effect on the Company's operations. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations".

Uncertainties of Additional Funding Required

The Company has sufficient funds to undertake its currently planned research and development activities through Fiscal 2000. However, the Company will require substantial funds in order to conduct its future activities. The Company intends to seek these funds through equity financing, collaborative arrangements with corporate sponsors, or from other sources. The Company may also require additional funds in order to acquire technology or products that complement the Company's efforts. There can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to existing shareholders. If sufficient capital is not available, or is available but at a prohibitive cost, the Company may be required to delay, reduce the scope of, eliminate or divest one or more of its discovery, research or development programs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations".

Security Interest Granted Over Property and Assets

The Company has issued the CroMedica Debenture to secure the repayment of the principal amount of up to US$2,000,000 (approximately Cdn$2,907,000), of which the principal amount of US$1,000,000 (approximately Cdn$1,453,500) is owing as at April 30, 2000 (see "Item 1 - Description of Business - Material Agreements - CroMedica Global Inc."). Repayment of this principal amount in instalments commencing October 1, 2001 is secured by a security interest in all of its property and assets, including the Company's intellectual property.

Agreements with Other Parties

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in certain licenses, rights or products subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

Patents, Permits and Licenses

The Company considers patent protection and proprietary technology to be materially significant to its business. The Company relies on certain patents and pending applications relating to various aspects of its potential products and technology. These patents and patent applications are either owned by or exclusively licensed to the Company. There can be no assurance that the Company will be able to obtain and retain all necessary patents, licenses and permits that may be required to carry out the research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing of commercial products. There can also be no assurance that others will not independently develop similar technologies, duplicate any technology developed by the Company, the Company's technology will not infringe upon patents or other rights owned by others, that any of the Company's patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. Litigation, which could result in substantial cost to the Company, may be necessary to enforce the Company's rights provided by its patents or to determine the scope and validity of others' proprietary rights.

There have been no patent infringement claims filed by or against the Company.

No Assurance of Protection of Proprietary Information

Certain of the Company's know-how and proprietary technology may not be patentable. To protect its rights, the Company requires management personnel, employees, consultants, advisors and collaborators to enter into confidentiality agreements. There is no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others

The manufacture and sale of any products developed by the Company will involve the use of processes, products, or information, the rights to certain of which are owned by others. Although the Company has obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expire during critical periods, that the Company will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favourable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

No Assurance of Regulatory Approval - Potential Delays

The preclinical testing and clinical trials of any products developed by the Company or its collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any new products resulting therefrom are subject to regulation by federal, state and local governmental authorities in the United States, principally the FDA, and by other similar agencies in other countries (see "Item 1 - Description of Business
- Government Regulation"). In order for a product developed by the Company or its collaborators to be marketed and sold in a particular country, it must receive all relevant regulatory approvals or clearances. The regulatory process, which includes extensive preclinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditures of substantial resources. Data obtained from a preclinical trial and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its collaborators, impose significant additional costs on the Company and its collaborators, diminish any competitive advantages that the Company or its collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

Any regulatory approval or clearances granted may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product. In addition, product approvals or clearances, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing GMP ("Good Manufacturing Procedures"). Failure to comply with applicable regulatory requirements can result in actions such as warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production and refusal of the government to renew marketing applications or criminal prosecution.

The Company is also subject to numerous federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development activities. The Company is unable to predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products. Also, there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

No Assurance of Successful Manufacturing

The Company has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products that it may develop. The Company presently has no plans for developing an in-house marketing or manufacturing capability. Accordingly, the Company will be dependent upon securing a contract manufacturer or other third party to manufacture such products. There can be no assurance that the terms of any such arrangement would be favorable enough to permit the products to compete effectively in the marketplace. There are presently no such arrangements in place.

Delays from Non-Compliance with Good Manufacturing Practices ("GMP")

The manufacture of the Company's pharmaceutical products will be subject to current GMP or similar regulations prescribed by the FDA in the United States, the HPB in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that the Company or any entity manufacturing products on behalf oft he Company will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of the Company's proposed products. Failure or delay by any manufacturer of the Company's products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on the Company.

Competition

The biotechnology industry is intensely competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Company. Many of the competing companies have significantly greater financial resources and expertise than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its collaborators, or that such competitive products will not render the Company's products obsolete.

With respect to the Company's Alzheimer disease project, Merck and Co. Inc. and Searle & Co. Inc. may be direct competitors with the Company's drug candidates. Other potential competitors include Aventis Pharma Inc. and Neotherapeutics Inc. With respect to the Company's asthma project, potential competitors include Novartis Inc., Genentech Inc., Texas Biotechnology Corporation, Inflazyme Pharmaceuticals Inc., Leukosite Inc, and AVANIR Pharmaceuticals Inc. With respect to the Company's AIDS project, it is unlikely that the Company's drug candidate will directly compete with individual AIDS therapies; the Company's drug candidate would likely be part of a combination regimen.

No Assurance of Market Acceptance

There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement of policies of government and third party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

Dependence on and Management of Future Corporate Collaborations

The success of the Company's business strategy is largely dependent on its ability to enter into collaborations and to effectively manage the relationships that may come to exist as a result of this strategy. The Company is currently seeking corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any favourable collaboration. There can be no assurance that any of the Company's future or existing collaborators will commit sufficient resources to the company's research and development programs or the commercialization of its products. Also, there can be no assurance that such collaborators will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company, or that disputes will not arise with respect to ownership of technology developed under any such collaborations. Management of the Company's collaborative relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources.

Management of Growth

The Company's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in the Company's operational, financial, manufacturing and management information systems could have a material adverse effect on the Company's business, financial condition, and results of operations.

Dependence Upon Key Personnel

The Company is dependent upon all members of its management team and the loss of any of these employees could have an adverse effect on the Company to the extent the Company is unable to hire a replacement in a timely manner. However, the Company has implemented a continuous training program to expose its employees to areas outside of their direct responsibility so as to minimize the disruption encountered by the loss of any employee. Competition among biotechnology and biotechnology companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Company. In order to reduce its risk regarding key employees, the Company has entered into an employment agreement with each of its key employees. The
Company is also dependent, to some extent, on the guidance of certain members of its scientific advisory board, none of whom is obligated, or will devote his full-time efforts, to the business of the Company. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all. In addition, the Company does not maintain "key person" life insurance on any officer, employee or consultant of the Company except for Allen I. Bain, President and Chief Executive Officer. The Company also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These scientific collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Company.

Conflicts of Interest

Certain officers and directors of the Company, namely Allen I. Bain, Robert J. Gayton and Oh Kim Sun, also serve as officers and/or directors of other
           --
companies which engage in biotechnology/pharmaceutical research and development activities. Although there are inherent conflicts arising from an officer or director holding such positions with more than one company (such as in determining the allocation of the individual's time and business opportunities presented to the individual), there are presently no specific conflicts of interest arising from the Company and such other companies having common insiders. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company would have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of the matter before the meeting. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether the Company will participate in a particular program, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Exposure from Product Liability Claims

The products the Company will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and HPB approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose the Company to potential liability resulting from the use of such products. Additionally, the Company may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although the Company's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any aware imposed on the Company in excess of existing insurance coverage, if any, may have a material adverse impact on the Company. In addition, any liability that the Company may have as a result of the manufacture of any products could have a material adverse effect on the Company's financial condition, business and operations, to the extent insurance covering any such liability is not available. It is the Company's policy to secure product liability coverage prior to the commencement of each product's clinical trial. The Company is presently in the process of acquiring product liability coverage for the upcoming Alzheimer disease clinical trials. Currently, the Company has no other product liability insurance. It is anticipated that insurance equivalent to that customarily maintained by other entities in the Company's industry and of its approximate size will be carried by the Company against such product liability claims in the future. However, obtaining insurance of al kinds has become increasingly most costly and difficult and there can be no assurance that any such insurance will be available at all, available on commercial terms or, if obtained, will be sufficient to satisfy asserted claims.

Currency Fluctuations

The Company reports its financial position and results of operations in Canadian dollars in its annual financial statements. The Company's operations result in exposure to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results of operations. The Company does not currently take any steps to hedge against currency fluctuations.

Shares Reserved for Future Issuance

As at May 31, 2000, the Company had reserved 40,801,691 Shares for issuance upon the exercise of stock options and other rights to purchase Shares. Such Shares represent a potential dilution of approximately 134.6% based upon 30,312,465 Shares then outstanding. (See "Item 12 - Options to Purchase Securities From Company".) The Company may in the future enter into commitments which would require the issuance of additional Shares and may grant additional stock options and/or issue share purchase warrants. The Company's share capital consists of 100,000,000 Shares. Issuance of such additional Shares is subject to Canadian Venture Exchange approval and compliance with applicable securities legislation.

Dividends

To date, the Company has not declared or paid dividends on its Shares and does not anticipate doing so in the foreseeable future. Investors will only realize economic gain on their investments from appreciation in the price of the stock.

Volatility of Share Price

The market prices for the securities of biotechnology companies have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. (See "Item 5 - Nature of Trading Market".) Certain factors such as announcements by the Company, competition by new therapeutic products or technological innovations, government regulations, fluctuations in the operating results of the Company, results of clinical trials, public concern on safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of the Shares.

Forward Looking Statements

This Annual Report contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results. All such forward looking statements are qualified by reference to matters discussed under this section entitled "Risk Factors".

ITEM 2.   DESCRIPTION OF PROPERTY

The Company currently subleases 2000 square feet of office space for administrative purposes in Vancouver, Canada. The sublease expires on May 31, 2001 unless extended by the Company for up to one year. The Company is required to pay the amounts required to be paid under the head lease, the monthly total of which is approximately $7,000.

ITEM 3.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and is not aware of any contemplated legal proceedings to which it may be a party.

ITEM 4.   CONTROL OF COMPANY

As far as known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information, as at May 31, 2000, concerning
(i) persons that are the registered owners of, or are known by the Company to own beneficially, directly or indirectly, more than 10% of the outstanding Shares and (ii) beneficial ownership of Shares by all directors and officers of the Company, as a group:

================================================================================
 Identity of Holder           No. of Common Shares         Percentage of Class
================================================================================
    CDS & Co.(1)                  15,945,147                      52.6%
--------------------------------------------------------------------------------
    Allen Bain(2)                  4,562,355                      15.1%
--------------------------------------------------------------------------------
    Directors & Officers
    as a Group                     5,688,289                      18.8%
   (8 persons)(3)
================================================================================

(1)   The Company is unaware of the beneficial owner of these Shares.
(2)   Includes 4,315,555 Shares subject to escrow restrictions. See "Item 14
      - Description of Securities to be Registered - Escrow Shares".
(3)   Includes 4,682,222 Shares subject to escrow restrictions. See "Item 14
      - Description of Securities to be Registered - Escrow Shares".

ITEM 5.   NATURE OF TRADING MARKET

The Shares are traded in Canada on the Canadian Venture Exchange and trade under the symbol "IMM". The following table sets out for each of the periods indicated the market price range and the trading volume on the Canadian Venture Exchange (or its predecessor, the Vancouver Stock Exchange, if prior to November 29, 1999) of the Shares for each quarterly period since January 1, 1998:

================================================================================
                                                High   Low            Volume
  Year     Quarterly Summary                    ($)    ($)       (Common Shares)
--------------------------------------------------------------------------------
  2000     First Quarter                        3.70   0.17        56,167,525
  1999     Fourth Quarter                       0.20   0.13         1,223,446
           Third Quarter                        0.26   0.13         2,080,784
           Second Quarter                       0.33   0.09         6,412,305
           First Quarter                        0.19   0.08         2,230,648
  1998     Fourth Quarter                       0.24   0.11         3,684,844
           Third Quarter                        0.25   0.09         1,964,582
           Second Quarter                       0.34   0.04         8,593,540
           First Quarter                        0.04   0.02           445,167
================================================================================

The closing price of the Shares on the Canadian Venture Exchange on Friday, April 28, 2000 was $1.05.

There is no active trading market for the Shares in the United States, although United States residents may purchase Shares. The following table indicates the approximate number of record holders of Shares at April 30, 2000, the number of record holders of Shares with United States addresses and the portion and percentage of Shares so held in the United States. On such date, 30,223,965 Shares were outstanding.

================================================================================
 Total Number       Number of            Shares Held               Percentage
 of Holders         U.S. Holders          in the U.S.               of Shares
--------------------------------------------------------------------------------
    133                  61                1,645,121                  5.44%
================================================================================

Depositories, brokerage firms and financial institutions hold Shares in "street names". Based upon enquiries made by the Company, management of the Company estimates that the total number of Shares beneficially owned by U.S. persons is approximately 2,114,162 representing approximately 6.99% of the Company's issued and outstanding Shares.

The Company is not aware of the distribution of any warrants to U.S. residents. United States residents may beneficially own Shares or warrants held of record by non-United States residents.

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See "Item 7 - Taxation".

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Shares (the "Voting Shares"), other than are provided in the Investment Canada Act (Canada) (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting Shares of the Company by a non-Canadian (other than a "WTO Investor", as defined below) would be reviewable under the Investment Act if it were an investment to acquire control of the Company and the company was not, immediately prior to the implementation of the investment, controlled by a WTO investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting shares of the Company by a WTO investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the Company equaled or exceeded $184 million (threshold amount for 1999). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO Investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including:

   (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person's business as a trader or dealer in securities;
   (b) an acquisition or control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for the purpose related to the provisions of the Investment Act; and
   (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

ITEM 7.   TAXATION

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of income taxes, including withholding provisions to which United States security holders who are non-residents of Canada are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered. Security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own taxes. The Company has not paid dividends on the Shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future. For additional particulars, see "Item 8 - Selected Financial Data - Dividend Policy".

Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Company's non-resident shareholders. However, a company resident in the United States that beneficially owns at least 10% of the voting stock of the Company would have this rate reduced to 5% through the tax treaty between Canada and the United States. The rate of Canadian non-resident withholding may not exceed 15% of the dividend in the case of United States shareholders other than as described above. The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would be equal to the amount by which the stated capital of the Company had increased by reason of the payment of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

A non-resident holder is not subject to tax in Canada in respect of a capital gain realized upon the disposition of a Share unless the Share represents "taxable Canadian property" to the holder thereof. The Shares will be considered taxable Canadian property to a non-resident holder only if:

(a)  the non-resident holder;
(b)  persons with whom the non-resident holder did not deal at arm's length; or
(c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom Shares represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such Shares by reason of the Treaty unless:

(a) the value of such Shares is derived principally from real property (including resource property) situated in Canada,
(b) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition; or
(c)  the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of distribution exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to three quarters of the capital gain.

This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Shares and no opinion or representation with respect to the United Sates federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders are urged to consult their own tax advisors with respect to their particular circumstances.

ITEM 8.   SELECTED FINANCIAL DATA

The Company has a limited history of operations and has not generated any operating revenues. The following table sets forth selected financial data for the Company which has been derived from the audited financial statements of the Company. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. This information should be read in conjunction with the Company's Financial Statements and "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations" herein for a discussion of those factors affecting comparability of the data in the following table.

The following financial data is expressed in Canadian dollars as used in the Company's financial statements. The exchange rate for conversion to US dollars is detailed in "Currency Exchange Rates".

--------------------------------------------------------------------------------
                               SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                  Fiscal Year Ended December 31
                               1999           1998            1997           1996           1995
--------------------------------------------------------------------------------------------------------------
OPERATING DATA:

REVENUE
Interest income              $   14,036     $      912     $    1,387     $  18,016      $       -
                              ---------      ---------       --------     ---------       ----------
                                 14,036            912          1,387        18,016              -
--------------------------------------------------------------------------------------------------------------
EXPENSES
General and Administrative
  and Interest                  368,974        166,855        147,618        475,276        286,233
Research and Development        420,195         20,260         61,772        328,990        350,956
Amortization                     40,851         10,795         15,776         19,744         19,255
                              ---------      ---------       --------      ---------      ----------
                                830,020        197,910        225,166        824,010        656,444
--------------------------------------------------------------------------------------------------------------

LOSS BEFORE UNDERNOTED ITEMS    815,984        196,998        223,779        805,994        656,444
Loss (gain) on disposition
 of capital assets                 -             4,673           -              -              -
Loss on disposition of
 intellectual properties           -              -            38,965           -              -
Write-down of intellectual         -              -              -            60,180           -
 properties
Refundable Investment
 Tax Credit                        -              -              -           (40,500)       (97,000)

NET LOSS                        815,984        201,671        262,744        825,674        559,444

DEFICIT, BEGINNING            2,669,376      2,467,705      2,204,961      1,359,357        799,913
--------------------------------------------------------------------------------------------------------------
NET MONETARY LIABILITIES
 ACQUIRED                          -              -              -            19,930(1)        -
--------------------------------------------------------------------------------------------------------------
DEFICIT, ENDING              $3,485,360     $2,669,376     $2,467,705     $2,204,961     $1,359,357
---------------------------===================================================================================
Net Loss per
Common Share                 $    0.034     $    0.010     $    0.013     $    0.048     $    0.053
---------------------------===================================================================================
Weighted Average
Number of
Outstanding Shares           24,253,222     20,137,118     19,970,452     17,360,000     10,522,000
---------------------------===================================================================================
BALANCE SHEET DATA:
Current Assets               $  218,545     $   78,606     $   10,586     $  244,865     $  355,905
Capital Assets                   76,805           -            12,988         16,566         17,025
Investment and other             29,896           -             -              -             55,506
Intellectual properties         327,121        147,462       143,609         204,074        253,606
Loan Receivable                  32,213           -             -               -              -

LIABILITIES                  $  353,575     $  137,654     $  32,098      $   67,676     $  775,785

SHARE CAPITAL                $3,816,365     $2,712,790     $2,602,790     $2,602,790     $1,265,614

SHARES TO BE ISSUED          $     -        $   45,000     $     -        $     -        $     -

DEFICIT                      $3,485,360     $2,669,376     $2,467,705     $2,204,961     $1,359,357
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                  Fiscal Year Ended December 31
                               1999           1998            1997           1996           1995
--------------------------------------------------------------------------------------------------------------
OPERATING DATA:

Loss - Canadian GAAP         $  815,984     $  201,671     $  262,744     $  825,674     $  559,444
Add stock-based
  compensation                  137,740        162,000           -           121,722           -
Add reverse acquisition
  costs                            -              -              -           155,875
                           -----------------------------------------------------------------------------------
Loss - U.S. GAAP             $  953,764     $  363,671     $  262,744     $1,103,271     $  559,444
                           -----------------------------------------------------------------------------------
DEFICIT
Beginning, U.S. GAAP          3,108,973      2,745,302      2,482,558      1,379,287(1)     799,913
                           -----------------------------------------------------------------------------------
Ending, U.S. GAAP             4,062,697      3,108,973      2,745,302      2,482,558      1,359,357
                           ===================================================================================
Loss per Share, U.S. GAAP    $     0.05     $     0.02     $    0.02      $     0.09     $     0.07
                           ===================================================================================
Weighted Average Number
 of Outstanding Shares       18,686,555     14,570,451     14,403,785     11,943,333      7,522,000
                           ===================================================================================
BALANCE SHEET DATA:
Share Capital
Canadian GAAP                 3,816,365      2,712,790      2,602,790      2,602,790      1,265,614
U.S. GAAP                     4,388,800      3,147,485      2,875,485      2,875,485      1,265,614

DEFICIT, ENDING
Canadian GAAP                 3,485,360      2,669,376      2,467,705      2,204,961      1,359,357
U.S. GAAP                     4,062,697      3,108,973      2,745,302      2,482,558      1,359,357
=============================================================================================================

    (1) On April 24, 1996, BCFC, a public company, and Immune Network amalgamated and continued as the Company. Pursuant to the Amalgamation, the former shareholders of BCFC received 4,263,309 Shares on a 2 new for 3 old basis of the amalgamated company and the former shareholders of Immune Network received 12,731,319 Shares on a 4 new for 3 old basis of the amalgamated company. As a result, the shareholders of Immune Network owned more than 50% of the amalgamated company. This business combination is considered a reverse acquisition of BCFC by Immune Network and a recapitalization of Immune Network. Accordingly, the prior year financial figures presented in the Financial Statements reflect the accounts of Immune Network at their historical carrying amounts
    (2) Beginning deficit in 1996 was adjusted for net monetary liabilities acquired of $19,930. Detail is provided in Note 1 to the Financial Statements.

Under accounting principles generally accepted in the United States ("U.S. GAAP"), stock based compensation to non-employees must be recorded at the fair market value of the options granted. This compensation, determined using a black-Scholes pricing model, is expenses over the vesting periods of each option grant. For the purposes of reconciliation to U.S. GAAP, the Company would record additional compensation expense of $137,740 in the year ended December 31, 1999, $162,000 in 1998 and $121,722 in 1996, in respect of options granted to non-employees.

U.S. GAAP also requires escrow shares to be treated as contingent shares and as such they are not included as outstanding shares for the purpose of calculating basic earnings per share, but are included in the calculation of diluted earnings per share if dilutive. When released from escrow, the fair market value of these shares will be recognized as compensatory benefit and will be charged to income.

Under U.S. GAAP, costs incurred in connection with the reverse acquisition in 1996 totaling $155,875, net of cash received from the acquisition of $15,028, must be charged to expense.

As at December 31, 1999 there were 5,566,667 Shares held in escrow pursuant to the terms of an escrow agreement dated December 7, 1995 among the Company, Montreal Trust Company of Canada, as escrow agent, and the holders of the Shares. The Shares may be released from escrow on a pro rata basis in accordance with a prescribed formula based upon cumulative cash flow. No escrow Shares have been released to date. Reference should be made to "Item 14 - Description of Shares to be Registered".

To date, the Company has not paid any dividends on the Shares and it does not expect to pay dividends in the foreseeable future.

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, conform in all material respects to U.S. GAAP, except as disclosed in Note 13 to the Financial Statements. For a comparison of these differences between Canadian GAAP and U.S. GAAP, see Note 13 to the Financial Statements.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General
-------

The following discussion and analysis should be read in conjunction with the Financial Statements and related notes. The Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. A discussion of differences between Canadian and United States generally accepted accounting principles is provided in Note 13 to the Financial Statements.

Since incorporation of Immune Network as a biotechnology company, the Company has devoted its fiscal resources primarily to fund its research and development programs. The Company's business remains at an early stage of development and has been unprofitable. The Company expects to incur additional losses for the next several years as it invests in product research and development, preclinical studies and clinical trials, and regulatory compliance. The Company's business is subject to significant risks, including uncertainties associated with the regulatory approval process and with obtaining and enforcing patents. See "Item 1 - Description of Business - Risk Factors".

Subsequent to December 31, 1999, the Company completed a non-brokered private placement raising net proceeds of $318,000 and completed a brokered private placement of special warrants raising net proceeds of $7,791,911, after deducting the expenses of the offering of $708,088 incurred to date (see "Description of Business - Business of the Company" and "Options to Purchase Securities from the Company"). Subsequent to December 31, 1999 and up to May 31, 2000, the Company received $483,385 from the exercise of stock options. In June 2000, a shareholder of the Company exercised its right to convert its loan to the Company in the principal amount of $50,000 into 200,000 Shares, at a conversion price of $0.25 per Share.

Liquidity and Capital Resources
-------------------------------

The Company has financed its operations primarily through equity financings, government grants and tax credits. From January 1, 1994 to December 31, 1999, the Company received approximately $3,816,365 in net proceeds from the sale of equity securities. Working capital at December 31, 1999 was a deficit of

$85,030 (1998: deficit of $9,048). At December 31, 1999, the Company had $167,058 in cash and cash equivalents and short-term investments (1998:
$76,992).

The Company has material financial commitments under the Bridge Pharma Agreement and Bridge Pharma Addendum, and the CroMedica Agreement (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc." and "Item 1
- Description of Business - Material Agreements - CroMedica Global Inc."). The Company is still negotiating the terms of the license agreement with the University of British Columbia (see "Item 1 - Description of Business - Material Agreements - University of British Columbia"), and does not expect the license fee and other amounts to be payable under the proposed agreement to be material.

The Company does not anticipate revenues from product sales for the foreseeable future. Over the next several years, through preclinical development and the early clinical stages of development, the Company expects to derive its sources of funding primarily from equity financing. Additional funding may be obtained through interest income. The long term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate disposition of intellectual property. Although no such arrangements have yet been negotiated, it is likely that all or a portion of the payments that may be received under such agreements will be conditional upon the Company reaching developmental milestones. As much as possible, the disposition of intellectual property is intended to be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

Year Ended December 31, 1999

In February 1999, the Company completed a non-brokered private placement of 360,000 units at $0.15 per unit, each unit consisting of one Share and one share purchase warrant exercisable for one year to purchase one additional Share at $0.15. In July 1999 the Company completed two non-brokered private placements raising gross proceeds of $942,977. In connection with these private placements, a total of 6,286,513 share purchase warrants were issued, each warrant exercisable to purchase one Share at $0.15 in the first year and $0.18 in the second year. During the period the Company also raised $116,175 from the exercise of options ($93,750) and warrants ($22,425).

There were no material commitments for capital expenditures as at December 31, 1999.

Year Ended December 31, 1998

During Fiscal 1998, the Company completed a private placement of 400,000 units for total proceeds of approximately $80,000. Each unit consisted of one Share and one share purchase warrant exercisable for one year to purchase one Share at $0.20. At December 31, 1998, the Company had a working capital deficit of approximately $48. During the year the Company disposed of all of its capital assets consisting of laboratory and office equipment to a private company. The Company determined that its assets were no longer necessary in view of its contract with ImmPheron under which ImmPheron was required to conduct preclinical trials. The Company recognized a loss on the disposition of $4,673. There was no material commitments for capital expenditures as at December 31, 1998.

Year Ended December 31, 1997

There were no share capital transactions during Fiscal 1997.

Results of Operations
---------------------

Year Ended December 31, 1999

Beginning June 1999 the Company resumed research activities for Antibody 1F7 which included the completion of viral load testing on blood samples from previous studies and the compilation of existing data in preparation for regulatory review. During 1998 research activities had been scaled down due to a lack of funding and staff to carry out research.

During the second-half of Fiscal 1999, the Company exercised its option to license the Alzheimer's drug candidates (see "Item 1 - Description of Business - Material Agreements - University of British Columbia") and entered into a joint venture agreement regarding the development of a new asthma therapeutic (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc."). The Company carried out research in the form of due diligence on these technologies and also began preparations for clinical testing of the Alzheimer's disease project (AD2).

Research and development expenses, net of grant, were $420,195 in Fiscal 1999, an increase of $399,935 from Fiscal 1998. The increased amount, which was due to the costs associated with the research program of the AIDS 1F7 Antibody, the Alzheimer disease project and the Asthma project, was comprised of an increase in consulting fees ($32,167), salaries and benefits ($121,675 net of grant of $12,704), contract research and collaboration ($51,323), laboratory, office and sundry ($189,972) and travel ($4,798). General and administration costs were $368,974 in Fiscal 1999, an increase of $202,119 from Fiscal 1998. The increase in general and administrative expenses was primarily due to an increase in administrative staff and office space, and costs associated with financing and preparation of the Company's Registration Statement on Form 20-F filed with the Securities and Exchange Commission on October 29, 1999. Significant increases in general and administrative expenses include consulting ($24,229), legal, audit and accounting ($94,247), office supplies ($25,620), salaries and benefits ($74,510), securities, brokerage and transfer agent fees ($17,846). Advertising expense decreased by $35,249 as the Company increased its advertising expenditures in Fiscal 1998 in an effort to raise capital to fund further operations.

Year Ended December 31, 1998

During Fiscal 1998, the Company reported a net loss of $201,671 ($0.010 per Share) as compared to $262,744 ($0.013 per Share) during Fiscal 1997. During Fiscal 1998, the Company expended $20,260 in its research activities as compared to $61,772 during Fiscal 1997. The decrease in research expenditures in 1998 was attributable to the research agreement between the Company and ImmPheron, Inc. during the fourth quarter of 1997 wherein ImmPheron Inc. was required to fund US$81,000 towards a live animal trial of the Antibody 1F7 program in 1998 in order to earn its 50% interest. For Fiscal 1998, the Company expended $166,855 in its administrative activities as compared to $147,618 during Fiscal 1997. Advertising expense increased by $31,076 as the Company increased its advertising expenditures in 1998 in an effort to raise capital to fund further operations. The Company entered into an investor relations contract with an arm's length party in August 1998 at a fee of $4,000 per month. The contract was terminated in December of 1998 due to reduced cash flow. In addition, the Company took out several advertisements in an attempt to raise capital. Legal fees decreased by $26,424 (from $28,243 to $1,819) and accounting fees decreased by $4,265 (from $20,044 to $15,779), as considerable fees were incurred in 1997 as related to a proposed asset sale. During the year, the Company disposed of all of its capital assets consisting of laboratory and office equipment to a private company. The Company determined that its assets were no longer necessary in view of its contract with ImmPheron Inc. The Company recognized a loss on the disposition of $4,673.

Year Ended December 31, 1997

During Fiscal 1997, the Company reported a net loss of $262,744 ($0.013 per Share) as compared to $825,674 ($0.048 per Share) during Fiscal 1996. Included in the net loss figure for Fiscal 1997 was a $38,965 loss arising upon the finalization of a sale to a minority shareholder of technologies, comprised of a patent and two patent applications, no longer being pursued by the Company (see discussion under "Year Ended December 31, 1996"). During Fiscal 1997, the Company expended $147,618 on administrative expenses as compared to $475,276 during Fiscal 1996. The significant decrease in administration expenses was attributable to costs associated with the amalgamation in Fiscal 1996 of Immune Network and BCFC and scaled back its expenditures in 1997 due to cash flow considerations.

Advertising expense decreased by $20,196, and of the $24,369 incurred for advertising in 1996, approximately $16,500 was paid to an arm's length party for public relations in connection with an AIDS conference held in Vancouver. The balance was paid pursuant to an investor relations contract. Legal fees increased by $11,171 (from $17,072 to $28,243) relating largely to a proposed sale of assets of the Company which was ultimately abandoned in 1997.
Accounting fees decreased by $18,320 (from $38,364 to $20,044). The 1996 accounting fees represent higher audit fees associated with the Company's amalgamation.

During Fiscal 1997, the Company expended $61,772 in its research activities as compared to $328,990 during Fiscal 1996. This decrease of $267,218 in research and development expenditures can be primarily attributed to the decrease in scientific collaboration ($83,310), research salaries and benefits ($88,883) and consulting fees ($69,113).

ITEM 9A.   MARKET RISK

Interest Rate Risk

In June 2000, a shareholder of the Company exercised its right to convert its loan to the Company in the principal amount of $50,000 into 200,000 Shares, at a conversion price of $0.25 per Share. The Company was subject to interest rate risk on the $50,000 shareholder loan, which carried a fixed annual rate of 12%.

Foreign Currency Risk

The Company reports its financial position and results of operations in Canadian dollars in its annual financial statements. The Company's operations result in exposure to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results of operations. The Company does not currently take any steps to hedge against currency fluctuations.

ITEM 10.   DIRECTORS AND OFFICERS OF THE COMPANY

The directors and executive officers of the Company, the positions held by them and the period during which they have served as a director or executive officer are as follows:

================================================================================
     Name                Position                                 Period Served
--------------------------------------------------------------------------------
Allen I. BainAC      President, Chief Executive               Since May 14, 1999
                     Officer and Director
--------------------------------------------------------------------------------
Robert J. GaytonAC   Director                                 Since May 31, 1994
--------------------------------------------------------------------------------

================================================================================
     Name                Position                                 Period Served
--------------------------------------------------------------------------------
Oh Kim Sun           Director                             Since January 25, 2000
--
--------------------------------------------------------------------------------
Donald R. RixAC      Director                                Since June 24, 1996
--------------------------------------------------------------------------------
Ronald G. Paton      Corporate Secretary                     Since June 10, 1999
--------------------------------------------------------------------------------
Ron Kertesz          Commercial Director(1)                  Since June 29, 1999
--------------------------------------------------------------------------------
Danny Lowe           Controller                              Since June 29, 1999
--------------------------------------------------------------------------------
Mario Kasapi         Manager of Business Development    Since September 15, 1999
================================================================================

(AC)   Member of the audit committee of the Company.
(1)    Executive officer position (not a director of the Company).

Each director's term of office expires at the Company's next annual general meeting. The term of office for the Company's executive officers and members of the audit committee expires at its next annual general meeting. The board of directors appoints the Company's executive officers and the audit committee for the ensuing year following each annual general meeting.

ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company during Fiscal 1999 to all officers and directors, as a group, for services in all capacities was $156,422.

None of the Company's directors and officers have received any manner of compensation for services provided in their capacity as directors or officers during the Company's most recently completed financial year with the exception of stock options granted to certain directors and officers of the Company (see "Item 12 - Options to Purchase Securities from the Company").

ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

Incentive Stock Options

As at May 31, 2000, the Company had outstanding incentive stock options pursuant to which an aggregate of 2,457,000 Shares may be purchased from the Company as follows:

--------------------------------------------------------------------------------
  Optionees          Exercise Price        Expiry Date       Shares Under Option
                         ($)
--------------------------------------------------------------------------------
Gunnar Aberg             $0.40           January 24, 2005            200,000
--------------------------------------------------------------------------------
Rupinder Bagri           $0.40           January 24, 2005            20,000
                         $1.20           April 19, 2005              15,000
--------------------------------------------------------------------------------
Allen Bain               $0.40           January 24, 2005           100,000
                         $0.15           May 21, 2004               120,000
                         $1.20           April 19, 2005             380,000
--------------------------------------------------------------------------------
Brian Conway             $1.20           April 19, 2005              20,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Optionees          Exercise Price        Expiry Date       Shares Under Option
                         ($)
--------------------------------------------------------------------------------
Doug Gavinchuk           $1.20           April 19, 2005              30,000
--------------------------------------------------------------------------------
Robert Gayton            $0.40           January 24, 2005            50,000
                         $1.20           April 19, 2005              50,000
--------------------------------------------------------------------------------
Michael D. Grant         $0.15           May 19, 2003                50,000
--------------------------------------------------------------------------------
Nigel Horsely            $1.20           April 19, 2005              30,000
--------------------------------------------------------------------------------
Mario Kasapi             $0.40           January 24, 2005            91,500
                         $1.20           April 19, 2005              50,000
--------------------------------------------------------------------------------
Ron Kertesz              $0.40           January 24, 2005           100,000
                         $0.23           July 25, 2004              160,000
--------------------------------------------------------------------------------
Heinz Kohler             $1.20           April 19, 2005              20,000
--------------------------------------------------------------------------------
Danny Lowe               $1.20           April 19, 2005             150,000
--------------------------------------------------------------------------------
Robert Mastico           $1.20           April 19, 2005              50,000
--------------------------------------------------------------------------------
Barry Osborne            $1.20           April 19, 2005              20,000
--------------------------------------------------------------------------------
Clive Page               $0.23           June 9, 2004                80,500
--------------------------------------------------------------------------------
James Pasieka            $1.20           April 19, 2005              50,000
--------------------------------------------------------------------------------
Ronald G. Paton          $0.40           January 24, 2005           100,000
                         $1.20           April 19, 2005             100,000
--------------------------------------------------------------------------------
Greg Polyakov            $1.20           April 19, 2005              20,000
--------------------------------------------------------------------------------
Ping Quin                $0.23           July 25, 2004               20,000
--------------------------------------------------------------------------------
Donald Rix               $1.20           April 19, 2005              50,000
--------------------------------------------------------------------------------
Steve Sacks              $1.20           April 19, 2005              20,000
--------------------------------------------------------------------------------
Matt Sadler              $0.23           July 25, 2004               25,000
                         $1.20           April 19, 2005              15,000
--------------------------------------------------------------------------------
Pasquale Sasso           $1.20           April 19, 2005              30,000
--------------------------------------------------------------------------------
Talieh Shakrokhi         $0.40           January 24, 2005            15,000
                         $0.23           July 25, 2004               25,000
                         $1.20           April 19, 2005              10,000
--------------------------------------------------------------------------------
Oh Kim Sun               $0.40           January 24, 2005           100,000
--------------------------------------------------------------------------------
Michael Walker           $1.20           April 19, 2005              25,000
--------------------------------------------------------------------------------
Michelle Wong            $0.40           January 24, 2005            20,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Optionees          Exercise Price        Expiry Date       Shares Under Option
                         ($)
--------------------------------------------------------------------------------
Stephanie Yip            $0.40           January 24, 2005            25,000
                         $1.20           April 19, 2005               5,000
--------------------------------------------------------------------------------
Alexander Zolotoy        $0.40           January 24, 2005            15,000
--------------------------------------------------------------------------------

A total of 1,601,500 stock options are held by directors and executive officers of the Company.

All of the stock options are non-transferable and terminate on the earlier of the expiry date or the 30th day following the day on which the optionee ceases to be eligible to hold stock options pursuant to the applicable Canadian Venture Exchange policy.

Share Purchase Warrants

As at May 31, 2000, share purchase warrants were outstanding entitling the holders to purchase a total of 6,286,513 Shares as follows:

     ======================================================================
       Number of Warrants       Exercise Price            Expiry Date
     ======================================================================
        6,286,513(1)             $0.15 1st year           July 13, 2000
                                 $0.18 2nd year           July 13, 2001
     ======================================================================

(1) A total of 76,500 share purchase warrants are held by directors and executive officers of the Company.

Special Warrants

As at May 31, 2000, the Company has reserved 17,574,544 Shares for issuance at no additional cost upon exercise of special warrants, described as follows.

On January 24, 2000, the Company completed a private placement of 2,120,000 special warrants (the "January 2000 Special Warrants") at a price of $0.15 each. Each January 2000 Special Warrant will be converted into one unit comprised of one Share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one Share (for a total of 2,120,000 Shares) at a price of $0.15 until January 23, 2001 and at $0.17 from January 24, 2001 until January 23, 2002.

On March 9, 2000, the Company completed a private placement of 15,454,544 special warrants (the "March 2000 Special Warrants") at a price of $0.55 each. Upon the exercise or deemed exercise of the March 2000 Special Warrants, each March 2000 Special Warrant will be converted into one unit comprised of one Share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one Share (for a total of 7,727,272 Shares) at a price of $1.40 until September 8, 2001. An additional 2,318,181 Shares, including an additional 772,727 Shares issuable upon exercise of the share purchase warrants, are reserved for issuance upon the exercise or deemed exercise of the March 2000 Special Warrants in the event that receipts for a prospectus are not obtained from the Securities Commissions in each of the Provinces of British Columbia, Alberta, Ontario and Quebec qualifying the distribution of the securities upon exercise of the March 2000 Special Warrants by July 7, 2000. The March 2000 Special Warrants are identical in all respects and subject to the terms of a special warrant indenture dated March 9, 2000, entered into between the Company and Montreal Trust Company of Canada, as trustee (the "Special Warrant Indenture"), and include the following terms and conditions:

1. no fractional Shares will be issued; holders of special warrants may be entitled to cash payment in respect of fractional entitlements;

2. the March 2000 Special Warrants, including the number of Shares issuable upon exercise or deemed exercise thereof, may be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Shares, certain distributions of Shares, or securities convertible into or exchangeable for Shares, or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations;

3. the holding of March 2000 Special Warrants will not give the holder rights as a shareholder of the Company; and

4. March 2000 Special Warrants may be exercised by the holder at any time to and until the earlier of 4:30 p.m. (Vancouver time) on the earlier of September 8, 2001 and the fifth business day following the date on which the final receipts issued by the applicable securities commissions for the prospectus qualifying the distribution of the units on exercise of the March 2000 Special Warrants (together with the agent's compensation options on exercise of the Agent's Special Warrants) have all been issued (the "Expiry Time"), and March 2000 Special Warrants not exercised by the Expiry Time shall, immediately prior to the Expiry Time, be deemed to have been exercised without any further action on the part of the holder.

Agent's Special Warrants

The Company has issued 1,545,454 agent's warrants (the "Agent's Special Warrants") in relation to the sale of the March 2000 Special Warrants described above. Each Agent's Special Warrant is exercisable at no additional cost into one compensation option (the "Agent's Compensation Option"). Each Agent's Compensation Option will entitle the holder to acquire one unit (the "Agent's Unit") at a price of $0.55 each. Each Agent's Unit will be exercisable into one Share and one-half of one share purchase warrant (the "Agent's Unit Warrants"). Each whole Agent's Unit Warrant will entitle the holder to acquire one additional Share at a price of $1.40 each until September 8, 2001. All of the Agent's Special Warrants are identical in all respects and include the following terms and conditions:

1. no fractional Shares will be issued; the holder of the Agent's Special Warrants may be entitled to cash payment in respect of fractional entitlements;

2. the Agent's Special Warrants, including the number of Shares issuable upon exercise or deemed exercise thereof, may be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Shares, certain distributions of Shares, or securities convertible into or exchangeable for Shares, or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations;

3. the holding of Agent's Special Warrants will not give the holder rights as a shareholder of the Company; and

4. the Agent's Special Warrants may be exercised, for no additional consideration, at any time prior to the Expiry Time, and any Agent's

     Special Warrants not exercised by the Expiry Time shall, immediately prior to the Expiry Time, be deemed to have been exercised into agent's compensation options without any further action on the part of the holder.

The Company estimates the value of the Agent's Special Warrants to be $480,000.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Except as disclosed below, to the knowledge of current management, no director or officer of the Company or any shareholder holding of record or beneficially, directly or indirectly, owning more than 10% of the issued and outstanding Shares, or any of their respective associates or affiliates or any relative or spouse of any of the foregoing who has the same home, has had any material interest, directly or indirectly, in any material transaction with the Company, or in any proposed material transaction, since January 1, 1999.

Pursuant to a Loan Agreement dated September 13, 1999, Allen I. Bain, President, CEO and a director of the Company, borrowed approximately $55,000 from the Company. Interest was charged on the principal sum outstanding in an amount equal to the rate of interest in effect from time to time as prescribed by Revenue Canada.

The Company subleases its office premises from Allen I. Bain, the President, CEO and a director of the Company. The sublease expires on May 31, 2001 and may be extended by the Company for an additional year. The Company is required to pay the amounts under the head lease required to be paid by Dr. Bain, the monthly total of which is approximately $7,000.

ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED

Disclosure under this item is not required for an Annual Report.

ITEM 15.   DEFAULTS UNDER SENIOR SECURITIES

None.

ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
           SECURITIES

None.

ITEM 17.   FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein. The Financial Statements filed as part of this Annual Report are listed in "Item 19
- Financial Statements and Exhibits".

ITEM 18.   FINANCIAL STATEMENTS

Not applicable.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

The Financial Statements and related notes of the Company, as required under
Item 17, comprise of the following:

     Auditors' Report dated March 13, 2000, except for Note 14, which is as of May 5, 2000.

     Balance Sheets as of December 31, 1999 and 1998.

     Statements of Loss and Deficit, and Cash Flows for the years ended December 31, 1999, 1998 and 1997.

     Notes to the Financial Statements.

(b)  Exhibits

The following exhibits are filed as part of this Annual Report.

(1)  Corporate Documentation
     -----------------------

     The articles of incorporation and bylaws corresponding thereto currently in effect are as follows:

     1-1     Certificate of Amalgamation of the Company dated April 24, 1996(1);

     1-2 Form 21, Special Resolution, of the Company filed on March 14, 1997, with respect to an amendment to the articles of incorporation
             (2);

     1-3 Form 1, Memorandum, of the Company approved by the British Columbia Registrar of Companies May 2, 1995(3); and

     1-4     Articles of incorporation of the Company(4).

(2)  Instruments Defining the Rights of Holders of Securities Being Registered
     -------------------------------------------------------------------------

     See Exhibit 1-4 above.

(3)  Material Contracts
     ------------------

     3-1     Escrow Agreement dated December 7, 1995(5);

     3-2     Incentive Stock Option Agreements(6);

     3-3 Licensing Agreement dated April 23, 1993 with the San Diego Regional Cancer Center (now known as the Sidney Kimmel Cancer Center)(7);

     3-4 Joint Venture Agreement, dated August 12, 1999, with Bridge Pharma, Inc.(8), together with Bridge Pharma Addendum dated April 4, 2000(9);

     3-5     Executive Employment Agreement, dated May 21, 1999, with Allen Bain
             (10);

     3-6     Services Agreement, dated May 21, 1999, with Ron Kertesz(11);

     3-7     Services Agreement, dated June 1, 1999, with Danny Lowe(12);

     3-8     Loan Agreement, dated September 13, 1999, with Allen Bain(13);

     3-9     Purchase Agreement, dated December 20, 1999, with ImmPheron, Inc.
             (14);

     3-10 Option Agreement, dated February 3, 2000, with Meditech Pharmaceuticals Inc.(15);

     3-11 CroMedica Agreement, entered into March 27, 2000, with CroMedica Global, Inc.(16);

     3-12   CroMedica Debenture, issued on March 27, 2000(17);

     3-13 Special Warrant Indenture, dated March 9, 2000, with Montreal Trust Company of Canada(18); and

     3-14 Share Purchase Warrant Indenture, dated March 9, 2000, with Montreal Trust Company of Canada(19).

(1) Filed as exhibit 1-1 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(2) Filed as exhibit 1-2 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(3) Filed as exhibit 1-3 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(4) Filed as exhibit 1-4 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(5) Filed as exhibit 3-1 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(6) The portion of this Exhibit predating October 29, 1999 was previously filed as exhibit 3-2 to the Company's Registration Statement on Form 20-F (File No. 0-027883 filed on October 29, 1999); the portion of this Exhibit dated after October 29, 1999 but predating April 12, 2000 was previously filed as exhibit 3-2 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000); and the portion of this Exhibit dated after April 12, 2000 but predating June 23, 2000 was previously filed as exhibit 3-2 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000.
(7) Filed as exhibit 3-3 to the Company's Registration Statement on Form 20-F/A (filed on April 17, 2000).
(8) Filed as exhibit 3-4 to the Company's Registration Statement on Form 20-F/A (filed on April 17, 2000).
(9) Filed as exhibit 3-4 to the Company's Registration Statement on Form 20-F/A (filed on June 27, 2000).
(10) Filed as exhibit 3-9 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on October 29, 1999).
(11) Filed as exhibit 3-6 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(12) Filed as exhibit 3-7 to the Company's Registration Statement on Form 20-F/A (File No. 0-027883 filed on April 17, 2000).
(13) Filed as exhibit 3-10 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(14) Filed as exhibit 3-9 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(15) Filed as exhibit 3-10 to the Company's Registration Statement on Form 20-F/A File No. 0-27883 filed on April 17, 2000).
(16) Filed as exhibit 3-11 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).
(17) Filed as exhibit 3-12 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).
(18) Filed as exhibit 3-13 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(19) Filed as exhibit 3-14 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).

Consolidated Financial Statements

Immune Network Research Ltd.
(a development stage enterprise)
December 31, 1999

                          AUDITORS' REPORT




To the Shareholders of
Immune Network Research Ltd.

We have audited the consolidated balance sheet of Immune Network Research Ltd. (a development stage enterprise) as at December 31, 1999 and the consolidated statements of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the company as at December 31, 1999 and the consolidated results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at December 31, 1998 and for the years ended December 31, 1998 and 1997 and the period from February 25, 1991 (date of inception) to December 31, 1998 were audited by other auditors who expressed an opinion without reservation on those statements in their respective reports.



Vancouver, Canada,                                        /s/ Ernst & Young, LLP
March 13, 2000 (except for note 14,
which is as of May 5, 2000).                               Chartered Accountants

Immune Network Research Ltd.
(a development stage enterprise)
Incorporated under the Company Act of British Columbia

                             CONSOLIDATED BALANCE SHEETS

As at December 31




                                                            1999          1998
                                                              $             $
--------------------------------------------------------------------------------

ASSETS
Current
Cash and cash equivalents                                  117,058       76,992
Short-term investment                                       50,000         -
Amounts receivable                                          16,852        1,614
Government grants receivable                                 5,736         -
Deposits and prepaid expenses                               28,899         -
--------------------------------------------------------------------------------
                                                           218,545       78,606
--------------------------------------------------------------------------------
Loan receivable [note 11]                                   32,213         -
Capital assets [note 5]                                     76,805         -
Intellectual properties [note 6]                           327,121      147,462
Investment                                                  29,896         -
--------------------------------------------------------------------------------
                                                           684,580      226,068
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                   303,575       87,654
--------------------------------------------------------------------------------
                                                           303,575       87,654
Loan payable to shareholder [note 7]                        50,000       50,000
--------------------------------------------------------------------------------
                                                           353,575      137,654
--------------------------------------------------------------------------------
Commitments and contingencies [note 9]
Shareholders' equity
Share capital [note 8]                                   3,816,365    2,712,790
Shares to be issued [note 8]                                  -          45,000
Deficit                                                 (3,485,360)  (2,669,376)
--------------------------------------------------------------------------------
                                                           331,005       88,414
--------------------------------------------------------------------------------
                                                           684,580      226,068
--------------------------------------------------------------------------------

See accompanying notes

On behalf of the Board:

                             /s/ Allen I. Bain              /s/ Robert J. Gayton
                             Director                       Director

Immune Network Research Ltd.
(a development stage enterprise)

                     CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


Years ended December 31


                                                                  From Inception
                                                                   (February 25,
                                                                        1991) to
                                                                    December 31,
                                     1999        1998        1997        1999
                                       $           $           $           $
--------------------------------------------------------------------------------

REVENUE
Interest income [note 11]            14,036         912       1,387      54,745
--------------------------------------------------------------------------------

EXPENSES
Research and development            432,899      20,260      61,772   1,891,229
Less grants                         (12,704)       -           -        (12,704)
Less investment tax credits            -           -           -       (477,900)
--------------------------------------------------------------------------------
                                    420,195      20,260      61,772   1,400,625
--------------------------------------------------------------------------------
General and administrative
  [note 11]                         368,974     166,855     147,618   1,845,464
Amortization                         40,851      10,795      15,776     142,944
Loss on writedown of
  intellectual properties              -           -           -         88,760
Loss on disposition of
  capital assets                       -          4,673        -          3,417
Loss on disposition of
  intellectual properties              -           -         38,965      38,965
--------------------------------------------------------------------------------
                                    830,020     202,583     264,131   3,520,175
--------------------------------------------------------------------------------
Loss for the period                 815,984     201,671     262,744   3,465,430

Net monetary liabilities
  acquired [note 15]                   -           -           -         19,930
Deficit, beginning of period      2,669,376   2,467,705   2,204,961        -
--------------------------------------------------------------------------------
Deficit, end of period            3,485,360   2,669,376   2,467,705   3,485,360
--------------------------------------------------------------------------------

Loss per common share                  0.03        0.01        0.01        -
--------------------------------------------------------------------------------

Weighted average number of
  outstanding shares             24,253,222  20,137,118  19,970,452        -
--------------------------------------------------------------------------------

See accompanying notes

Immune Network Research Ltd.
(a development stage enterprise)

                        CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended December 31



                                                                  From Inception
                                                                   (February 25,
                                                                        1991) to
                                                                    December 31,
                                     1999        1998        1997        1999
                                       $           $           $           $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the period                (815,984)   (201,671)   (262,744) (3,465,430)
Items not involving cash
   Amortization                      40,851      10,795      15,776     142,944
   Loss on writedown of
     intellectual properties           -           -           -         88,760
   Loss on disposition of
     capital assets                    -          4,673        -          3,417
   Loss on disposition of
     intellectual properties           -           -         38,965      38,965
--------------------------------------------------------------------------------
                                   (775,133)   (186,203)   (208,003) (3,191,344)
Amounts receivable                  (15,238)       (699)      2,528     (16,200)
Government grants receivable         (5,736)       -           -         (5,736)
Deposits and prepaid expenses       (28,899)      1,750       5,250     (28,899)
Accounts payable and accrued
  liabilities                        76,721      55,556     (35,578)    127,885
--------------------------------------------------------------------------------
Cash used in operating
  activities                       (748,285)   (129,596)   (235,803) (3,114,294)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from
   Shareholder loan [note 7]           -         50,000        -         50,000
   Share subscriptions received       9,000      45,000        -         54,000
Proceeds from issuance of
   common shares                  1,049,575     110,000        -      3,762,365
Loan to officer [note 11]           (55,000)       -           -        (55,000)
Loan to officer repayments           22,787        -           -         22,787
--------------------------------------------------------------------------------
Cash provided by financing
  activities                      1,026,362     205,000        -      3,834,152
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of intellectual
  properties                        (65,348)    (13,951)    (14,698)   (438,013)
Purchase of capital assets          (92,767)       -           -       (131,537)
Proceeds from disposal of
  capital and intellectual
  properties                           -          7,618      24,000      31,618
Purchase of investment              (29,896)       -           -        (29,896)
Purchase of short-term
  investment                        (50,000)       -           -        (50,000)
Cash acquired on business
  combination [note 15]                -           -           -         15,028
--------------------------------------------------------------------------------
Cash (used in) provided
  by investing activities          (238,011)     (6,333)      9,302    (602,800)
--------------------------------------------------------------------------------

Increase (decrease) in cash
 and cash equivalents                40,066      69,071    (226,501)    117,058
Cash and cash equivalents,
  beginning of period                76,992       7,921     234,422        -
--------------------------------------------------------------------------------
Cash and cash equivalents,
  end of period                     117,058      76,992       7,921     117,058
--------------------------------------------------------------------------------

See accompanying notes

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999




1. NATURE OF OPERATIONS

Immune Network Research Ltd., (the "Company") amalgamated under the laws of the Province of British Columbia, is a biotechnology company focused on the development of new drugs to treat major diseases and bolster the body's immune system. The Company is in the process of developing drugs for treatment against AIDS, Alzheimer's Disease and Asthma. The Company's strategy is to acquire technology rights where undervalued, add value by progressing their development, and obtain a return of investment from the technologies rapidly through licensing agreements, alliances, or spin-offs. The Company has not yet determined the ultimate economic viability of the drugs. Commercial operations have not yet commenced.

The Company has financed its cash requirements primarily from share issuances. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to the market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in Note 13. A summary of the significant accounting policies are as follows:

Basis of presentation

These consolidated financial statements include the accounts of Immune Network Research Ltd. and its 50% proportionate interest of the accounts of its joint venture with Bridge Pharma Inc.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Financial instruments

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investment, amounts and government grants receivable, deposits and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The loan payable to shareholder bears interest at a rate which, in management's opinion, approximates the current interest rate and therefore, approximates fair value.

Foreign exchange

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars, including the accounts of the Company's joint venture operation which is located in the United States and is considered an integrated foreign operation. Under this method monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the historical transaction date. Revenue and expenses are translated at monthly average exchange rates throughout the year. Exchange gains or losses are reflected in the results of operations.

Cash and cash equivalents

Cash and cash equivalents, which are comprised of treasury bills with original maturities of three months or less, are recorded at cost which approximates market value.

Short-term investment

Short-term investment, which comprises a term deposit with an interest rate of 4.2% maturing in June 2000, is recorded at the lower of cost and market value. The carrying value of the investment approximates its market value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided on a straight line basis over the expected useful lives as follows:

Office furniture and equipment          5 years
Computer equipment                      3 years
Software                                2 years

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Investment

The investment, comprising of an investment of approximately 8% of the common shares of a private company, is accounted for under the cost method. Fair value information has not been included as there has not been a recent valuation of the company.

Intellectual properties

The costs of acquiring technology, patents and license are capitalized, and amortized on a straight-line basis over their estimated useful lives. At October 1, 1999, the Company changed the estimated useful lives of its technology and license from 17 years to 5 years, and from 20 years to 5 years for patents, after reviewing current industry information. This change in estimate has been accounted for on a prospective basis. The change in estimate has resulted in additional amortization expense in 1999 of approximately $10,000.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these intellectual properties. Management reviews the intellectual properties for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Management measures any potential impairment by comparing the carrying value to the undiscounted amounts of expected future cash flows.

Research and development costs

Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization.

Future income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding. Fully diluted loss per share has not been presented since the Company's stock options and warrants are antidilutive.

Stock based compensation

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in note 8. No compensation is recognized for this plan when Common shares or stock options are issued. Any consideration received on the exercise of stock options or the purchase of stock is credited to share capital.

Cash flow statement

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook for cash flow statements and has restated the comparative periods to conform to this revised standard.


3. CHANGE IN ACCOUNTING PRINCIPLES

Effective January 1, 1999, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants Handbook with respect to accounting for income taxes. The change has been applied retroactively and the comparative financial statements have been restated accordingly. The change in accounting policy did not result in a material adjustment in the current year or in the prior years. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999



4. JOINT VENTURE

On August 12, 1999, the Company entered into an agreement with Bridge Pharma Inc. for the development of a new asthma therapeutic in a 50% owned joint venture. Pursuant to the joint venture agreement, the Company is required to fund the first US $2 million of expenditures over a two year period in order to maintain its 50% interest. As at December 31, 1999, the Company had contributed $196,507 into the joint venture.

The Company's 50% interest in joint venture at December 31, 1999 is as follows:

                                                                            1999
                                                                              $
--------------------------------------------------------------------------------

Statement of loss and deficit
Interest income                                                             312
Research and development                                                (40,462)
General and administrative                                               (5,994)
Amortization                                                             (3,058)
--------------------------------------------------------------------------------
Loss from joint venture                                                 (49,202)
--------------------------------------------------------------------------------

                                                                            1999
                                                                              $
--------------------------------------------------------------------------------

Balance sheet
Assets
Cash and cash equivalents                                                11,051
Amounts receivable and prepaid expenses                                  14,280
Technology, license and patent costs                                     35,848
                                                                            1999
                                                                              $
--------------------------------------------------------------------------------
Total assets                                                             61,179
Accounts payable and accrued liabilities                                 12,128
--------------------------------------------------------------------------------
Net assets                                                               49,051
--------------------------------------------------------------------------------

                                                                            1999
                                                                              $
--------------------------------------------------------------------------------

Statement of cash flows
Cash (used in) operating activities                                     (48,296)
Cash (used in) investing activities                                     (38,906)
Cash provided by financing activities                                    98,253
--------------------------------------------------------------------------------

Increase in cash and cash equivalents                                    11,051
Cash and cash equivalents, beginning of year                               -
Cash and cash equivalents, end of year                                   11,051
--------------------------------------------------------------------------------

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999



5. CAPITAL ASSETS

                                                     Accumulated        Net Book
                                         Cost        Amortization          Value
                                           $               $               $
--------------------------------------------------------------------------------

1999
Office furniture and equipment            9,074             908           8,166
Computer equipment                       58,693           8,804          49,889
Software                                 25,000           6,250          18,750
--------------------------------------------------------------------------------
                                         92,767          15,962          76,805
--------------------------------------------------------------------------------

As at December 31, 1998, the Company did not have any capital assets.


6. INTELLECTUAL PROPERTIES

                                                     Accumulated        Net Book
                                         Cost        Amortization          Value
                                           $               $               $
--------------------------------------------------------------------------------

1999
Technology                              206,257          26,497         179,760
License                                   5,000            -              5,000
Patents                                 195,820          53,459         142,361
--------------------------------------------------------------------------------
                                        407,077          79,956         327,121
--------------------------------------------------------------------------------

1998
Technology                               61,097          19,959          41,138
Patents                                 141,432          35,108         106,324
--------------------------------------------------------------------------------
                                        202,529          55,067         147,462
--------------------------------------------------------------------------------

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999



7. LOAN PAYABLE TO SHAREHOLDER

On June 1, 1998 the Company borrowed $50,000 (the "Principal") from a shareholder who holds less than 10% of the outstanding shares of the Company. The loan plus any unpaid interest is due on or before June 15, 2001. The loan bears interest at 12% to be paid quarterly. As at December 31, 1999, $6,371 [1998 - $3,371] of interest has been accrued on the loan and is included in accounts payable and accrued liabilities.

The lender may, at any time, convert the Principal to common shares of the Company at a price of $.20 per share before June 1, 2000. The conversion price will increase by $.05 per share each year thereafter until maturity. The Company can request conversion at any time after June 15, 1999.

At the time the convertible debt was issued, it was determined that the equity conversion feature had nominal value and accordingly, the full amount was recorded as debt.

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999


8. SHARE CAPITAL

a]   Authorized
     100,000,000 common shares without par value

b]   Issued
                                                               Number     Amount
                                                             of Shares       $
--------------------------------------------------------------------------------

Issued upon incorporation                                         1           1
--------------------------------------------------------------------------------
Balance at December 31, 1991                                      1           1
Issued for cash pursuant to private placement,
net of issuance costs of $7,848                           1,999,999     492,154
--------------------------------------------------------------------------------
Balance at December 31, 1992 and 1993                     2,000,000     492,155
Issued for cash pursuant to private placement             4,100,000      48,750
--------------------------------------------------------------------------------
Balance at December 31, 1994                              6,100,000     540,905
Issued for cash pursuant to private placement,
  net of issuance costs of $92,100                        4,477,170     753,509
Share purchase loans forgiven                                  -        (28,800)
--------------------------------------------------------------------------------
Balance at December 31, 1995                             10,577,170   1,265,614
Issued for cash pursuant to private placements            2,120,816     572,620
Issued for technology                                        33,333       9,000
Issued as payment for subsidiary acquisition [note 15]    4,263,310        -
Issued for cash pursuant to private placement               500,000      45,090
Issued as payment of share issue costs                      559,159     150,973
Issued for cash pursuant to private placement,
net of issuance costs of $431,423                         1,725,000     517,327
Issued for cash upon exercise of options                    191,664      42,166
--------------------------------------------------------------------------------
Balance at December 31, 1996 and 1997                    19,970,452   2,602,790
Issued for cash pursuant to private placement               400,000      80,000
Issued for cash upon exercise of options                    200,000      30,000
--------------------------------------------------------------------------------
Balance at December 31, 1998                             20,570,452   2,712,790
Issued for cash pursuant to private placement               360,000      54,000
Issued for cash upon exercise of options                    625,000      93,750
Issued for cash upon exercise of warrants                    97,500      22,425
Issued for cash pursuant to private placement,
  net of issuance costs of $9,576                         6,286,513     933,400
--------------------------------------------------------------------------------
Balance at December 31, 1999                             27,939,465   3,816,365
--------------------------------------------------------------------------------

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999


8. SHARE CAPITAL (cont'd.)

c]   Stock option plan

    From time to time, the Company has provided incentives in the form of stock options to the Company's consultants, directors, officers and employees. The exercise price of the options is determined by the Board but generally will be at least equal to the market price at the date of granting of the common shares and the term may not exceed five years. Options granted are also subject to certain vesting provisions.

    Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:



                                                     Number of       Weighted
                                                    Optioned         Average
                                                  Common Shares  Exercised price
                                                         #               $
--------------------------------------------------------------------------------

Balance, December 31, 1997                             100,000           0.55
Options granted                                      1,835,000           0.15
Options exercised                                     (200,000)          0.15
--------------------------------------------------------------------------------
Balance, December 31, 1998                           1,735,000           0.17
Options granted                                      1,730,000           0.20
Options exercised                                     (625,000)          0.15
Options forfeited                                     (250,000)          0.31
--------------------------------------------------------------------------------
Balance, December 31, 1999                           2,590,000           0.18
--------------------------------------------------------------------------------

At December 31, 1999 common share purchase options outstanding are as follows:

   Number of        Exercise                                          Exercise
 stock options       Price                           Number of stock   Price
  outstanding          $      Expiry Date          options exercisable   $
--------------------------------------------------------------------------------

    860,000            0.15     May 20, 2003                860,000       0.15
    650,000            0.15     May 21, 2004                650,000       0.15
    545,000            0.23     June 9, 2004                545,000       0.23
    535,000            0.23     July 25, 2004               435,000       0.23
--------------------------------------------------------------------------------
  2,590,000            0.18                               2,490,000       0.18
--------------------------------------------------------------------------------

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999



8. SHARE CAPITAL (cont'd.)

d]   Share purchase warrants

     At December 31, 1999 common share purchase warrants outstanding are as follows:

     Number of                             Exercise
   Common Shares                            Price
      Issuable                                $                     Expiry Date
--------------------------------------------------------------------------------

      6,286,513                           0.15 - 0.18             July 13, 2001
--------------------------------------------------------------------------------
      6,286,513
--------------------------------------------------------------------------------

e] The Company has 5,566,667 common shares held in escrow. The release is subject to the approval of regulatory authorities and is based on the Company's cumulative cash flow. Any shares not released by April 24, 2006 will be canceled.

f]   Shares to be issued

     Shares to be issued consists of amounts received in advance of the issuance of common shares. During 1998, the Company received subscriptions for 360,000 common shares at $0.15 per share of which $45,000 cash was received prior to December 31, 1998.

9. COMMITMENT AND CONTINGENCY

a]   Lease commitment

The Company has minimum lease payments for its laboratory premises expiring through 2001, as follows [see note 11]:

                                                                           $
--------------------------------------------------------------------------------

2000                                                                     82,000
2001                                                                     34,000
--------------------------------------------------------------------------------
                                                                        116,000
--------------------------------------------------------------------------------

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999




9. COMMITMENT AND CONTINGENCY (cont'd.)

b]   Uncertainty due to Year 2000

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties have been fully resolved.


10. INCOME TAXES

As at December 31, 1999 the Company has scientific research and experimental development expenditures of approximately $936,000 available for carryforward indefinitely and temporary differences of approximately $131,000 relating to capital assets and $82,000 relating to share issue costs which may be deducted against future taxable income. The Company also has non-capital loss carryforwards and investment tax credits available to offset future Canadian taxable income and future Canadian federal income taxes payable respectively that expire as follows:

                                                    Investment tax   Non-capital
                                                       credits         losses
                                                          $               $
--------------------------------------------------------------------------------

2000                                                      -             221,000
2001                                                     5,000          119,000
2002                                                     2,000          180,000
2003                                                     2,000          616,000
2004                                                      -             292,000
2005                                                      -             249,000
2006                                                      -             430,000
2007                                                      -                -
2008                                                      -                -
2009                                                    38,000             -
--------------------------------------------------------------------------------
                                                        47,000        2,107,000
--------------------------------------------------------------------------------

The ability of the Company to utilize the scientific research and development expenditures and other tax balances carried forward in the future does not meet the "more likely than not" criteria and therefore the tax benefits have not been recognized in the financial statements.

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999




11. RELATED PARTY TRANSACTIONS

During the year ended December 31, 1999, the Company incurred $7,417 [1998 - $18,033; 1997 - $18,837; inception to date - $206,254] for consulting services rendered by companies controlled by directors of the Company. In addition, the Company incurred legal fees of $32,722 [1998 - $nil; 1997 - $nil; inception to date - $nil] charged by a legal firm where one of the principals is an officer of the Company.

The loan receivable at December 31, 1999 comprises an amount due from an officer of the Company. The loan bears interest at the Canada Customs and Revenue
Agency prescribed rate [December 31, 1999 - 9.0%] and is due on March 2001 [see
note 14(d)]. Interest income earned during 1999 of $1,488 [1998 - $nil; 1997 - $nil; inception to date - $1,488] is included in amounts receivable.

The Company subleases its laboratory premises from a director. The amount charged for the premises and related facility costs for the year ended December 31, 1999 totalled $40,729 [1998 - $nil; 1997 - $nil; inception to date -
$40,729]. The amounts charged are based on the costs incurred by the director pursuant to a premises lease agreement.


12. SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its assets and operations in Canada.


13.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999






13.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

a] Under U.S. GAAP basic earnings per share excludes any dilutive effects of options, warrants, and escrow shares. Diluted earnings per share under U.S. GAAP are calculated using the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

b] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted pursuant to Statement of Financial Accounting Standards No. 123 (SFAS 123). This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option granted. For purposes of reconciliation to U.S. GAAP, the Company will record additional compensation expense of $14,361 in respect of options granted to non-employees in future periods.

c] U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwith-standing the departure from U.S. GAAP. Consequently, the balance sheet has not been adjusted to restate the accounting for joint venture under U.S. GAAP. Additional information concerning the Company's interest in the joint venture is presented in Note 4.

d] Under U.S. GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid would be recorded as compensation expense upon release from escrow.

e] Effective January 1, 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income. In adopting the new requirements for calculating income, items of other comprehensive loss have been presented in the equity section of the statement of shareholders' deficit.

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999




13.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

f] Under U.S. GAAP, costs incurred in connection with the reverse acquisition in 1996 [see note 15] totaling $155,875, must be expensed.

The effect of following U.S. GAAP on the Company's financial statements is set out below:

Statements of loss and deficit

                                                                  From Inception
                                                                   (February 25,
                                                                        1991) to
                                                                    December 31,
                                     1999        1998        1997        1999
                                       $           $           $           $
--------------------------------------------------------------------------------

Loss for the year
   Canadian GAAP                    815,984     201,671     262,744   3,465,430
   Adjustment for stock-
     based compensation             137,740     162,000        -        421,462
   Adjustment for reverse
     acquisition costs                 -           -           -        155,875
--------------------------------------------------------------------------------
Loss and comprehensive loss
  for the year U.S. GAAP            953,724     363,671     262,744   4,042,767
Net monetary liabilities
  acquired [note 15]                   -           -           -         19,930
Deficit, beginning of the year,
   U.S. GAAP                      3,108,973   2,745,302   2,482,558        -
--------------------------------------------------------------------------------

Deficit, end of year, U.S. GAAP   4,062,697   3,108,973   2,745,302   4,062,697
--------------------------------------------------------------------------------

Loss per share, U.S. GAAP              0.05        0.02        0.02        -
--------------------------------------------------------------------------------
Weighted average number of
  shares outstanding             18,686,555  14,570,451  14,403,785        -
--------------------------------------------------------------------------------

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999



13.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Loss per share

The following table sets forth the computation of basic and diluted loss per share:


                                       1999            1998           1997
                                         $               $              $
--------------------------------------------------------------------------------

Numerator
Loss for the year                     953,724         363,671        262,744

Denominator
Weighted average number of common
shares outstanding                 24,253,222      20,137,118     19,970,452
Less escrowed shares               (5,566,667)     (5,566,667)    (5,566,667)
--------------------------------------------------------------------------------
                                   18,686,555      14,570,451     14,403,785

Basic and diluted loss per share         0.05            0.02           0.02
--------------------------------------------------------------------------------

The Company's common shares issuable upon the exercise of stock options, warrants and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

Balance sheets

The following table summarizes balance sheet items which vary significantly under U.S. GAAP:

                                                       1999           1998
                                                         $              $
--------------------------------------------------------------------------------

Share capital                                       4,388,800      3,147,485
Deficit                                             4,062,697      3,108,973
--------------------------------------------------------------------------------

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999





13.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Statements of cash flows


                                                                  From Inception
                                                                   (February 25,
                                                                        1991) to
                                                                    December 31,
                                     1999        1998        1997        1999
                                       $           $           $           $
--------------------------------------------------------------------------------

Cash used in operating activities,
  Canadian GAAP                    (748,285)   (129,596)   (235,803) (3,114,294)
Adjustment for reverse
  acquisition costs                    -           -           -       (155,875)
--------------------------------------------------------------------------------
Cash used in operating
  activities, U.S. GAAP            (748,285)   (129,596)   (235,803) (3,270,169)
Cash provided by financing
  activities, Canadian GAAP       1,026,362     205,000        -      3,834,152
Adjustment for reverse
  acquisition costs                    -           -           -        155,875
Adjustment for intellectual
  property acquired                    -           -           -         (9,000)
Cash provided by financing
  activities, U.S. GAAP           1,026,362     205,000        -      3,981,027
Cash (used in) provided by
  investing activities,
  Canadian GAAP                    (238,011)     (6,333)      9,302    (602,800)
Adjustment for intellectual
  property acquired                    -           -           -          9,000
--------------------------------------------------------------------------------
Cash (used in) provided by
  investing activities,
  U.S. GAAP                        (238,011)     (6,333)      9,302    (593,800)
--------------------------------------------------------------------------------

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999



14. SUBSEQUENT EVENTS

a] The Company issued 2,120,000 special warrants at $0.15 per warrant for gross proceeds of $318,000 pursuant to a private placement. Each warrant is convertible into one unit which is comprised of one common share and one purchase warrant. Each purchase warrant entitles the holder to acquire one common share at $0.15 up to January 23, 2001 and at $0.17 up to January 23, 2002.

b] The Company issued 2,284,500 common shares pursuant to the exercise of stock options. Additionally, the Company issued 1,100,000 stock options exerciseable at $0.40 per share, expiring January 24, 2005.

c] The Company completed a private placement of 15,454,544 special warrants at a price of $0.55 each for gross proceeds of $8,500,000 before deducting the agent's commission of $633,088. Each special warrant entitles the holder to receive, at no additional cost, one unit which is comprised of one common share and half of one purchase warrant. Each whole purchase warrant entitles the holder to acquire one common share at $1.40 per share until September 8, 2001. The agent also received 1,545,455 Agent's Compensation Options, entitling the agent to acquire 1,545,455 units at a price of $0.55 each. In the event the Company does not receive the receipt for a final prospectus from the applicable Securities Commission by July 7, 2000, the holders of the special warrants are entitled to receive 1.1 units for each special warrant.

d] The loan receivable from an officer of the Company in the amount of $32,213 was repaid.

e] On March 27, 2000 the Company signed an agreement to engage Cromedica Global Inc., a worldwide contract research organization, to launch a three-country clinical trial program for Immune Network Research Ltd.'s patented drug candidate for Alzheimer disease. Total cost of the program to the Company is expected to be US $13 million over three years.

f] On May 5, 2000 the Company announced that it intended to make an offer to acquire up to a two-thirds controlling interest of BC Research Inc. (BCR), a leading technology innovation incubator. The Company intends to issue one common share for every BCR share tendered on the closing date. Within 18 months of the closing date, such BCR shareholders shall receive additional common shares of the Company on the basis of one dollar's worth of the Company's common shares for each BCR share tendered if payment is made within 12 months of the closing date, or one dollar and twenty-five cents' worth of the Company's common shares for every BCR share tendered if payment is made after the first anniversary of the closing date. The offer will be subject to certain conditions including regulatory approval.

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999





15. OTHER

a] On April 24, 1996, the Company amalgamated with an inactive public company and continued as Immune Network Research Ltd. As the shareholders of the Company owned more than 50% of the amalgamated company, the business combination was considered a "reverse" acquisition by the Company and a recapitalization of the public company. The net monetary liabilities acquired of $19,930 (including cash of $15,028) were charged to the deficit.

                                    SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        IMMUNE NETWORK RESEARCH LTD.

                                        By:

                                        /s/ ALLEN BAIN
                                        ----------------------------------------
                                        ALLEN BAIN, President, Chief Executive
                                        Officer and Director


Dated:   June 28, 2000
Vancouver, British Columbia
Canada

                             IMMUNE NETWORK RESEARCH LTD.
                              Annual Report ON FORM 20-F
                                  INDEX TO EXHIBITS
                             ----------------------------

Exhibit
Number     Name of Exhibit
------     ---------------

1-1        Certificate of Amalgamation of the Company dated April 24,
           1996(1)

1-2        Form 21, Special Resolution of the Company filed on March 14,
           1997, with respect to an amendment to the Articles of Incorporation
           (2)

1-3 Form 1, Memorandum of the Company approved by the British Columbia Registrar of Companies on May 2, 1995(3)

1-4        Articles of Incorporation of the Company(4)

2          (See Exhibit 1-4 above)

3-1        Escrow Agreement dated December 7, 1995(5)

3-2        Incentive Stock Option Agreements of Directors and Officers of the
           Company(6)

3-3 Licensing Agreement dated April 23, 1993 with the San Diego Regional Cancer Centre (now known as the Sidney Kimmel Cancer Centre)(7)*

3-4 Joint Venture Agreement dated August 12, 1999 with Bridge Pharma, Inc.(8)*, together with Bridge Pharma Addendum dated April 4, 2000
           (9)**

3-5        Executive Employment Agreement dated May 21, 1999 with Allen Bain(10)

3-6        Services Agreement dated May 21, 1999 with Ron Kertesz (11)

3-7        Services Agreement dated June 1, 1999 with Danny Lowe(12)

3-8        Loan Agreement dated September 13, 1999 with Allen Bain(13)

3-9        Purchase Agreement dated December 20, 1999 with ImmPheron,
           Inc.(14)*

3-10 Option Agreement dated February 3, 2000 with Meditech Pharmaceuticals Inc.(15)*

3-11       Agreement, entered into March 27, 2000, with CroMedica Global
           Inc.(16)**

3-12       Debenture, issued on March 27, 2000, in favour of CroMedica Global
           Inc.(17)

3-13 Special Warrant Indenture dated March 9, 2000 with Montreal Trust Company of Canada(18)

3-14 Share Purchase Warrant Indenture, dated March 9, 2000, with Montreal Trust Company of Canada(19)

* The document has been redacted and confidential information has been intentionally omitted. This exhibit has been filed separately with the Securities and Exchange Commission as part of an Application for Order Granting Confidential Treatment Pursuant to Rule 406, submitted concurrently with the Registration Statement on Form 20-F/A filed on April 17, 2000.

** The document has been redacted and confidential information has been intentionally omitted. This exhibit will be filed separately with the Securities and Exchange Commission as part of an Application for Order Granting Confidential Treatment Pursuant to Rule 406, to be submitted in connection with the Registration Statement on Form 20-F/A filed on June 27, 2000.

(1)   Filed as exhibit 1-1 to the Company's Registration Statement on Form
      20-F (File No. 0-27883 filed on October 29, 1999).
(2)   Filed as exhibit 1-2 to the Company's Registration Statement on Form
      20-F (File No. 0-27883 filed on October 29, 1999).
(3)   Filed as exhibit 1-3 to the Company's Registration Statement on Form
      20-F (File No. 0-27883 filed on October 29, 1999).
(4)   Filed as exhibit 1-4 to the Company's Registration Statement on Form
      20-F (File No. 0-27883 filed on October 29, 1999).
(5)   Filed as exhibit 3-1 to the Company's Registration Statement on Form
      20-F (File No. 0-27883 filed on October 29, 1999).
(6) The portion of this Exhibit predating October 29, 1999 was previously filed as exhibit 3-2 to the Company's Registration Statement on Form 20-F (File No. 0-027883 filed on October 29, 1999); the portion of this Exhibit dated after October 29, 1999 but predating April 12, 2000 was previously filed as exhibit 3-2 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000); and the portion of this Exhibit dated after April 12, 2000 but predating June 23, 2000 was previously filed as exhibit 3-2 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000.
(7) Filed as exhibit 3-3 to the Company's Registration Statement on Form 20-F/A (filed on April 17, 2000).
(8) Filed as exhibit 3-4 to the Company's Registration Statement on Form 20-F/A (filed on April 17, 2000).
(9) Filed as exhibit 3-4 to the Company's Registration Statement on Form 20-F/A (filed on June 27, 2000).
(10)  Filed as exhibit 3-9 to the Company's Registration Statement on Form
      20-F (File No. 0-27883 filed on October 29, 1999).
(11) Filed as exhibit 3-6 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(12) Filed as exhibit 3-7 to the Company's Registration Statement on Form 20-F/A (File No. 0-027883 filed on April 17, 2000).
(13)  Filed as exhibit 3-10 to the Company's Registration Statement on Form
      20-F (File No. 0-27883 filed on October 29, 1999).
(14) Filed as exhibit 3-9 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(15) Filed as exhibit 3-10 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(16) Filed as exhibit 3-11 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).
(17) Filed as exhibit 3-12 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).
(18) Filed as exhibit 3-13 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).
(19) Filed as exhibit 3-14 to the Company's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).