Form 20-F/A
period 1999-12-31
IMMUNE NETWORK RESEARCH LTD
filed 2000-08-30
CIK 1097907

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

Research and development expenses, net of grant, were $420,195 in Fiscal 1999, an increase of $399,935 from Fiscal 1998. The increased amount, which was due to the costs associated with the research program of the AIDS 1F7 Antibody, the Alzheimer disease project and the Asthma project, was comprised of an increase in consulting fees ($32,167), salaries and benefits ($121,675 net of grant of $12,704), contract research and collaboration ($51,323), laboratory, office and sundry ($189,972) and travel ($4,798). General and administration costs were $368,974 in Fiscal 1999, an increase of $202,119 from Fiscal 1998. The increase in general and administrative expenses was primarily due to an increase in administrative staff and office space, and costs associated with financing and preparation of the Company's Registration Statement on Form 20-F filed with the Securities and Exchange Commission on October 29, 1999. Significant increases in general and administrative expenses include consulting ($24,229), legal, audit and accounting ($94,247), office supplies ($25,620), salaries and benefits ($74,510), securities, brokerage and transfer agent fees ($17,846). Advertising expense decreased by $35,249 as the Company increased its advertising expenditures in Fiscal 1998 in an effort to raise capital to fund further operations. Amortization expense increased from $10,795 in Fiscal 1998 to $40,851 in Fiscal 1999. The increase in amortization expense is due to an increase in capital assets and intellectual properties and a change in the estimated useful lives of technology and license from 17 years to 5 years, and from 20 years to 5 years for patents which took place on October 1, 1999. The change in estimate was accounted for on a prospective basis. Additional amortization expense for the quarter ended December 31, 1999 and for the year ended December 31, 2000 is approximately $10,000 and $20,000, respectively.

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

The Company's primary exposure risk is due to fluctuations in the US dollar. For the year ended December 31, 1999, a uniform 10% strengthening in the value of the US dollar relative to the Canadian dollar would result in an increase in loss and cash outflow of $47,571 due to the settlement of accounts payable and transactions which are denominated in US dollars.

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

For US GAAP accounting purposes, the proceeds of the special warrants received are allocated to the common shares and share purchase warrants based on their relative fair values. The fair value of the common shares will be equal to the quoted trading price of the common shares and the fair value of the share purchase warrants will be determined using the Black-Scholes pricing model. The total fair value of the common shares and the share purchase warrants will not exceed the gross proceeds received. For Canadian GAAP purposes, the proceeds are generally not allocated.

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

The fair value of the warrants issued to the agent as compensation for the private placement of the 15,454,544 special warrants has been estimated at $480,000. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: a risk free interest rate of 6%; a dividend yield of 0%; a volatility factor of the expected market price of the Company's common stock of 1.084 and an average expected life of the warrant of
0.75 years.  This cost will be recorded as a share issue cost.

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

Consolidated Financial Statements

Immune Network Research Ltd.
(a development stage enterprise)
December 31, 1999

                                AUDITORS' REPORT




To the Directors of Immune Network Research Ltd.

I have audited the balance sheet of Immune Network Research Ltd. (a development stage enterprise) as at December 31, 1998, and the statements of loss and deficit and cash flows for the years ended December 31, 1998 and for the period from February 25, 1991 (date of inception) to December 31, 1998. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audits in accordance with auditing standards generally accepted in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998, and the results of its operations and its cash flow for the years ended December 31, 1998 and 1997, and for the period from February 25, 1991 (date of inception) through December 31, 1998, in accordance with principles generally accepted in Canada.

Richmond, B.C.
February 12, 1999                                   /s/ Cheryl Archambault, C.A.

                          AUDITORS' REPORT




To the Shareholders of
Immune Network Research Ltd.

We have audited the consolidated balance sheet of Immune Network Research Ltd. (a development stage enterprise) as at December 31, 1999 and the consolidated statements of loss and deficit and cash flows for the year then ended and for the period from February 25, 1991 (date of inception) to December 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the company as at December 31, 1999 and the consolidated results of its operations and its cash flows for the year then ended and for the period from February 25, 1991 (date of inception) to December 31, 1999 in accordance with accounting principles generally accepted in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.



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

c] U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures, which are under joint control, are proportionately consolidated. However, under rules promulgated by the Securities Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the balance sheet has not been adjusted to restate the accounting for joint venture under U.S. GAAP. Additional information concerning the Company's interest in the joint venture is presented in
     Note 4.

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

Immune Network Research Ltd.
(a development stage enterprise)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999





15. OTHER

a] On April 24, 1996, the Company amalgamated with an inactive public company and continued as Immune Network Research Ltd. As the shareholders of the Company owned more than 50% of the amalgamated company, the business combination was considered a "reverse" acquisition by the Company and a recapitalization of the public company with the number of common shares outstanding as being a continuation of the public company. The net monetary liabilities acquired of $19,930 (including cash of $15,028) were charged to the deficit.

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