Form 20-F
period 2000-12-31
IMMUNE NETWORK LTD
filed 2001-07-16
CIK 1097907

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Commission file number 0-27883

                               IMMUNE NETWORK LTD.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                            BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                         (Jurisdiction of Incorporation)

               3650 WESBROOK MALL, VANCOUVER, BC, V6S 2L2, CANADA
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities registered or to be registered pursuant to Section 12(g): Common Shares Without Par Value

Securities for which there is a reporting obligation pursuant Section 15(d) of the Act: None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of May 31, 2001: 63,671,395 Common Shares Without Par Value and 7,532,021 Class A Convertible Preferred Shares With a Par Value of $1.00 Each

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Not Applicable

Indicate by check mark which financial statement Item the Registrant has elected to follow:

Item 17    X      Item 18
        -------           -------

                                TABLE OF CONTENTS

PART I                                                                         5

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS              5

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE                            5

ITEM 3.     KEY INFORMATION                                                    5
     A.     Selected Financial Data                                            5
     B.     Capitalization and Indebtedness                                    6
     C.     Reasons for the offer and use of proceeds.                         6
     D.     Risk Factors                                                       6

ITEM 4.     INFORMATION ON THE REGISTRANT                                     13
     A.     History and Development of the Registrant                         13
     B.     Business Overview                                                 14
     C.     Organizational Structure                                          29
     D.     Property, Plants and Equipment                                    30

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS                      30
     A.     Operating Results                                                 30
     B.     Liquidity and Capital Resources                                   35
     C.     Research and Development, Patents and Licenses                    35
     D.     Trend Information                                                 36

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                        36
     A.     Directors and Senior Management                                   36
     B.     Compensation                                                      37
     C.     Board Practices                                                   37
     D.     Employees                                                         38
     E.     Share Ownership                                                   38

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                 39
     A.     Major Shareholders                                                39
     B.     Related Party Transactions                                        39

ITEM 8.     FINANCIAL INFORMATION                                             40
     A.     Consolidated Statements and Other Financial Information           40
     B.     Significant Changes                                               40

ITEM 9.     THE OFFER AND LISTING                                             41
     A.     Offer and Listing Details                                         41
     B.     Plan of Distribution                                              43
     C.     Markets                                                           43
     D.     Selling Shareholders                                              43
     E.     Dilution                                                          43
     F.     Expenses of the Issue                                             43

ITEM 10.    ADDITIONAL INFORMATION                                            43
     A.     Share Capital                                                     43
     B.     Memorandum and Articles of Association                            43
     C.     Material Contracts                                                45
     D.     Exchange Controls                                                 51
     E.     Taxation                                                          51
     F.     Dividends and Paying Agents                                       52
     G.     Statement by Experts                                              52
     H.     Documents on Display                                              52
     I.     Subsidiary Information                                            52

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK        53
     Foreign Exchange Risk                                                    53
     Interest Rate Risk                                                       53

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES            53

PART II                                                                       53

ITEM 13.    DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES                 53

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
            AND USE OF PROCEEDS                                               53

ITEM 15.    RESERVED                                                          54

ITEM 16.    RESERVED                                                          54

PART III                                                                      54

ITEM 17.    FINANCIAL STATEMENTS                                              54

ITEM 18.    FINANCIAL STATEMENTS                                              54

ITEM 19.    EXHIBITS                                                          54

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this Annual Report constitute "forward looking statements". Such forward looking statements involve known achievements of the Registrant, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Information concerning risks and uncertainties is included under Item 3.D. - Risk Factors, page 6. These risks and uncertainties should be considered when evaluating forward looking statements, and undue reliance should not be placed upon forward looking statements.

The information in this Annual Report is as at May 31, 2001 unless otherwise stated.

                                    GLOSSARY

The following are abbreviations and definitions of terms used in this Annual Report.

AIDS                        Acquired Immunodeficiency Syndrome.

Antibody A protein that is produced in response to an antigen (often a virus or bacterium). It is able to combine with and neutralize the antigen.

Anti-idiotypic antibody     A special type of antibody that is directed against
                            a particular "idiotope", the unique amino acid sequence that makes up the antigen binding site in the variable region of another antibody.

BCSC                        British Columbia Securities Commission

CDNX                        Canadian Venture Exchange Inc.

clonotypic effect           A persistent tendency of the humoral immune response
                            to have a narrow range of targets.

FDA                         Food and Drug Administration, United States

HIV                         Human immunodeficiency virus.

Immunoglobulin              An antibody protein that is generated in response to
                            and will bind to a specific antigen.

in vivo                     Occurring in a living organism.

in vitro                    Occurring outside a living organism.

monoclonal antibodies       Antibodies which are produced by a single clone and
                            are homogenous.

Preferred Share             A class A convertible preferred share with a par
                            value of $1.00 in the capital stock of the Registrant.

Registrant                  Immune Network Ltd.

Share A common share without par value in the capital stock of the Registrant.

TPP                         Therapeutics Products Programme, Canada

                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

The information for this Item is not required to be provided for Annual Reports on Form 20-F filed under the Securities Exchange Act of 1934.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

The information for this Item is not required to be provided for Annual Reports on Form 20-F filed under the Securities Exchange Act of 1934.

ITEM 3.     KEY INFORMATION

A.     Selected Financial Data

Selected Financial Information - Canadian GAAP

===================================================================================================================================
Years Ended December 31                            2000 $            1999 $            1998 $            1997 $            1996 $
-----------------------------------------------------------------------------------------------------------------------------------
Contract Revenue                                 1,867,339              -                 -                 -                 -
-----------------------------------------------------------------------------------------------------------------------------------
Rental Revenue                                     459,366              -                 -                 -                 -
-----------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                               (8,961,703)         (815,984)         (201,671)         (262,744)         (825,674)
-----------------------------------------------------------------------------------------------------------------------------------
Loss per Common Share, Basic & Fully Diluted          0.21              0.03              0.01              0.01              0.04
-----------------------------------------------------------------------------------------------------------------------------------
Dividends declared per Share
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                    24,615,854           684,580           235,068           167,183           465,505
-----------------------------------------------------------------------------------------------------------------------------------
Net Assets                                      13,027,749           331,005            88,414           135,085           397,829
-----------------------------------------------------------------------------------------------------------------------------------
Capital Stock, Common Shares                    17,790,272         3,796,435         2,692,862         2,582,860         2,582,860
-----------------------------------------------------------------------------------------------------------------------------------
Capital Stock, Preferred Shares                  7,532,021              -                 -                 -                 -
-----------------------------------------------------------------------------------------------------------------------------------
Number of Common Shares                         63,048,170        27,939,465        20,570,452        19,970,452        19,970,452
===================================================================================================================================

Selected Financial Information - U.S. GAAP

================================================================================
Years Ended December 31                  2000 $        1999 $        1998 $
--------------------------------------------------------------------------------
Net Income (Loss)                     (8,961,703)     (815,984)       (201,671)
--------------------------------------------------------------------------------
Loss per common shares,
  basic and fully diluted                   0.27          0.05            0.02
================================================================================

Currency Exchange Rates

The accounts of the Registrant are maintained in Canadian dollars. In this Annual Report, all currency references are expressed in Canadian dollars unless otherwise indicated. As of May 31, 2001, the exchange rate for conversion from U.S. dollars to Canadian dollars was US$1.00 = CDN$1.5461 The following table sets forth the exchange rates for one U.S. dollar expressed in terms of Canadian dollars for the six months prior to the date of this Annual Report, the previous five calendar years and the interim period ended May 31, 2001.

====================================================================================================
CDN$ per one US$          May         April       March       February     January      December
                         2001          2001        2001         2001         2001          2000
----------------------------------------------------------------------------------------------------
High                    1.5541        1.5790      1.5784       1.5399       1.5162        1.5458
----------------------------------------------------------------------------------------------------
Low                     1.5310        1.5360      1.5388       1.4933       1.4944        1.4995
====================================================================================================

====================================================================================================
CDN$ per one US$       2001(1) $      2000 $      1999 $       1998 $       1997 $        1996 $
----------------------------------------------------------------------------------------------------
High                    1.5790        1.5600      1.5095       1.5745       1.4288        1.3747
----------------------------------------------------------------------------------------------------
Low                     1.4933        1.4350      1.4578       1.4225       1.3474        1.3409
----------------------------------------------------------------------------------------------------
Average for Period      1.5346        1.4856      1.4894       1.4898       1.3894        1.3646
----------------------------------------------------------------------------------------------------
End of Period           1.5461        1.4995      1.4695       1.5375       1.4288        1.3697
====================================================================================================

1     Covers the six month period from December 1, 2000 through May 31, 2001

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

B.     Capitalization and Indebtedness

The information for this Item is not required to be provided for Annual Reports on Form 20-F filed under the Securities Exchange Act of 1934.

C.     Reasons for the offer and use of proceeds.

The information for this Item is not required to be provided for Annual Reports on Form 20-F filed under the Securities Exchange Act of 1934.

D.     Risk Factors

The following provides a brief description of some of the risk factors which should be considered in relation to the Registrant's business. There are three primary markets for pharmaceuticals: North America, Europe and Japan/Asia, and the risk factors associated with the Registrant's projects may vary according to the particular market being addressed. Specific risk factors to be considered include, but are not limited to, those listed below.

Security Interest Granted Over Property and Assets

The Registrant issued the CroMedica Debenture (hereinafter defined) to secure the repayment of the principal amount of up to US$2,000,000 (approximately CDN$2,907,000), of which the principal amount of US$1,000,000 (approximately CDN$1,545,700) is owing as at May 31, 2001. Repayment of this principal amount in instalments commencing October 1, 2001 is secured by a security interest in all of its property and assets, including the Registrant's intellectual property

The security granted under the CroMedica Debenture is also enforceable to collect other amounts due under the CroMedica Agreement (hereinafter defined). For further information, see the subsection entitled "CroMedica Global Inc." under Item 10.C. - Material Contracts, page 48. On July 5, 2001, the Registrant received notice that CroMedica intended to terminate the CroMedica Agreement and enforce its security under the CroMedica Debenture if full payment of overdue amounts (with interest) owed to CroMedica was not made within 30 days. The Registrant does not presently have the cash on hand to make the required payment.

Early Stage of Development

All of the Registrant's products are in the research and/or development stage. At present, the Registrant does not own or possess rights to a marketable product. There can be no assurance that any other such products will be fully developed and tested, and if fully developed and tested, will perform in accordance with the Registrant's expectations. There is also no assurance that necessary regulatory approvals or clearances will be obtained in a timely manner, if at all, or that any of the Registrant's products can be successfully and profitably developed, produced and marketed, including MTCH-24. The research may fail or the compounds may not meet regulatory approval for human use. Even if the Registrant's research programs are successful, development of a marketable product will likely take several years.

There is no guarantee that the Registrant will make a satisfactory deal with a major pharmaceutical Registrant to conduct human clinical trials, to complete product development, to obtain regulatory approval, or ultimately to market any product.

Limited Revenues, History of Operating Loss and Accumulated Deficit

The Registrant has had no product sales revenue to date. Although the Registrant has been involved with pharmaceuticals since 1991, it has been engaged only in research and development. The Registrant has incurred significant operating losses, including net losses of $8,961,703 in fiscal 2000, $815,984 in fiscal 1999, $201,671 in fiscal 1998. At December 31, 2000, the
Registrant had an accumulated deficit of $12,427,133. Notwithstanding the Registrant's objective to accelerate the period in which a return on investment would typically be recognized with traditional biotechnology companies, for some projects it may be a number of years, if ever, before the Registrant will receive any significant revenues from commercial sales of products. The future growth and profitability of the Registrant will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Registrant's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by new product introductions. The Registrant anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant losses until such time as the Registrant is able to achieve adequate revenue levels. There can be no assurance that the Registrant will be able to significantly increase revenues or achieve profitable operations. Failure to obtain additional capital, if needed, would have a material adverse effect on the Registrant's operations. For further information, see Item 3.D. - Risk Factors, page 6.

Uncertainties of Additional Funding Required

The Registrant will require substantial funds in order to conduct its future activities. The Registrant intends to seek these funds through equity financing, collaborative arrangements with corporate sponsors, or from other sources. The Registrant may also require additional funds in order to acquire technology or products that complement the Registrant's efforts. There can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to existing shareholders. If sufficient capital is not available, or is available but at a prohibitive cost, the Registrant may be required to delay, reduce the scope of, eliminate or divest one or more of its discovery, research or development programs, any of which could have a material adverse effect on the Registrant's business, financial condition and results of operations.

Agreements with Other Parties

The Registrant may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Registrant may have its interests in certain licenses, rights or products subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Registrant may be unable to finance the costs required to complete the recommended programs.

Patents, Permits and Licenses

The Registrant considers patent protection and proprietary technology to be materially significant to its business. The Registrant relies on certain patents and pending applications relating to various aspects of its potential products and technology. These patents and patent applications are either owned by or exclusively licensed to the Registrant. There can be no assurance that the Registrant will be able to obtain and retain all necessary patents, licenses and permits that may be required to carry out the research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing of commercial products. There can also be no assurance that others will not independently develop similar technologies, duplicate any technology developed by the Registrant, the Registrant's technology will not infringe upon patents or other rights owned by others, that any of the Registrant's patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Registrant. Litigation, which could result in substantial cost to the Registrant, may be necessary to enforce the Registrant's rights provided by its patents or to determine the scope and validity of others' proprietary rights.

There have been no patent infringement claims filed by or against the Registrant.

No Assurance of Protection of Proprietary Information

Certain of the Registrant's know-how and proprietary technology may not be patentable. To protect its rights, the Registrant requires management personnel, employees, consultants, advisors and collaborators to enter into confidentiality agreements. There is no assurance, however, that these agreements will provide meaningful protection for the Registrant's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others

The manufacture and sale of any products developed by the Registrant will involve the use of processes, products, or information, the rights to certain of which are owned by others. Although the Registrant has obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expire during critical periods, that the Registrant will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favorable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

No Assurance of Regulatory Approval - Potential Delays

The preclinical testing and clinical trials of any products developed by the Registrant or its collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any resulting new products are subject to regulation by federal, state and local governmental authorities in the United States, principally the FDA, and by other similar agencies in other countries (see the subsection entitled "Government Regulations" under Item 4.B. - Business Overview, page 25). In order for a product developed by the Registrant or its collaborators to be marketed and sold in a particular country, it must receive all relevant regulatory approvals or clearances. The regulatory process, which includes extensive preclinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditures of substantial resources. Data obtained from a preclinical trial and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Registrant or its collaborators, impose significant additional costs on the Registrant and its collaborators, diminish any competitive advantages that the Registrant or its collaborators may attain and adversely affect the Registrant's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Registrant.

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

The Registrant is also subject to numerous federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Registrant's discovery, research and development activities. The Registrant is unable to predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Registrant's products. Also, there can be no assurance that the Registrant will not be required to incur significant costs to comply with current or future laws or regulations or that the Registrant will not be adversely affected by the cost of such compliance.

No Assurance of Successful Manufacturing

The Registrant has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products that it may develop. The Registrant presently has no plans for developing an in-house marketing or manufacturing capability. Accordingly, the Registrant will be dependent upon securing a contract manufacturer or other third party to manufacture such products. There can be no assurance that the terms of any such arrangement would be favorable enough to permit the products to compete effectively in the marketplace. There are presently no such arrangements in place.

Delays from Non-Compliance with Good Manufacturing Practices ("GMP")

The manufacture of the Registrant's pharmaceutical products will be subject to current GMP or similar regulations prescribed by the FDA in the United States, the TPP in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that the Registrant or any entity manufacturing products on behalf of the Registrant will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of the Registrant's proposed products. Failure or delay by any manufacturer of the Registrant's products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on the Registrant.

Competition

The biotechnology industry is intensely competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Registrant. Many of the competing companies have significantly greater financial resources and expertise than the Registrant. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Registrant. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Registrant and its collaborators, or that such competitive products will not render the Registrant's products obsolete.

With respect to the Registrant's Alzheimer disease project, Merck and Co. Inc. and Searle & Co. Inc. may be direct competitors with the Registrant's drug candidates. Other potential competitors include Aventis Pharma Inc. and Neotherapeutics Inc. With respect to the Registrant's asthma project, potential competitors include Novartis Inc., Genentech Inc., Texas Biotechnology Corporation, Inflazyme Pharmaceuticals Inc., Leukosite Inc, and AVANIR Pharmaceuticals Inc. With respect to the Registrant's AIDS project, it is unlikely that the Registrant's drug candidate will directly compete with individual AIDS therapies; the Registrant's drug candidate would likely be part of a combination regimen. For further information see the subsection entitled "Competitive Position" under Item 4.B. - Business Overview, page 21.

No Assurance of Market Acceptance

There can be no assurance that any products successfully developed by the Registrant or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Registrant's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Registrant or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement of policies of government and third party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Registrant or its corporate collaborators.

Dependence on and Management of Future Corporate Collaborations

The success of the Registrant's business strategy is largely dependent on its ability to enter into collaborations and to effectively manage the relationships that may come to exist as a result of this strategy. The Registrant is currently seeking corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any favorable collaboration. There can be no assurance that any of the Registrant's future or existing collaborators will commit sufficient resources to the Registrant's research and development programs or the commercialization of its products. Also, there can be no assurance that such collaborators will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Registrant, or that disputes will not arise with respect to ownership of technology developed under any such collaborations. Management of the Registrant's collaborative relationships will require significant time and effort from the Registrant's management team and effective allocation of the Registrant's resources.

Management of Growth

The Registrant's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Registrant's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in the Registrant's operational, financial, manufacturing and management information systems could have a material adverse effect on the Registrant's business, financial condition, and results of operations.

Dependence Upon Key Personnel

The Registrant is dependent upon all members of its management team and the loss of any of these employees could have an adverse effect on the Registrant to the extent the Registrant is unable to hire a replacement in a timely manner. However, the Registrant has implemented a continuous training program to expose its employees to areas outside of their direct responsibility so as to minimize the disruption encountered by the loss of any employee. Competition among biotechnology and biotechnology companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Registrant. In order to reduce its risk regarding key employees, the Registrant has entered into an employment agreement with each of its key employees. The Registrant is also dependent, to some extent, on the guidance of certain members of its scientific advisory board, none of whom is obligated, or will devote his full-time efforts, to the business of the Registrant. There can be no assurance that the Registrant will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all. In addition, the Registrant does not maintain "key person" life insurance on any officer, employee or consultant of the Registrant except for Dr. Allen I. Bain, President and Chief Executive Officer. The Registrant also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at the Registrant's request or assist the Registrant in formulating its research and development strategy. These scientific collaborators are not employees of the Registrant and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Registrant. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Registrant.

Conflicts of Interest

Certain officers and directors of the Registrant, namely Dr. Allen I. Bain and Oh Kim Sun, also serve as officers and/or directors of other companies which
--
engage in biotechnology/pharmaceutical research and development activities. Although there are inherent conflicts arising from an officer or director holding such positions with more than one Registrant (such as in determining the allocation of the individual's time and business opportunities presented to the individual), there are presently no specific conflicts of interest arising from the Registrant and such other companies having common insiders. To the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant would have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Registrant, a director who has such a conflict will abstain from voting for or against the approval of the matter before the meeting. In accordance with the laws of the Province of British Columbia, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant. In determining whether the Registrant will participate in a particular program, the directors will primarily consider the potential benefits to the Registrant, the degree of risk to which the

Registrant may be exposed and its financial position at the time. Other than as indicated, the Registrant has no other procedures or mechanisms to deal with conflicts of interest.

Exposure from Product Liability Claims

The products the Registrant will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and TPP approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose the Registrant to potential liability resulting from the use of such products. Additionally, the Registrant may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although the Registrant's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any charges imposed on the Registrant in excess of existing insurance coverage, if any, may have a material adverse impact on the Registrant. In addition, any liability that the Registrant may have as a result of the manufacture of any products could have a material adverse effect on the Registrant's financial condition, business and operations, to the extent insurance covering any such liability is not available. It is the Registrant's policy to secure product liability coverage prior to the commencement of each product's clinical trial. It is anticipated that insurance equivalent to that customarily maintained by other entities in the Registrant's industry and of its approximate size will be carried by the Registrant against such product liability claims in the future. However, obtaining insurance of all kinds has become increasingly most costly and difficult and there can be no assurance that any such insurance will be available at all, available on commercial terms or, if obtained, will be sufficient to satisfy asserted claims.

Currency Fluctuations

The Registrant reports its financial position and results of operations in Canadian dollars in its annual financial statements. The Registrant's operations result in exposure to foreign currency fluctuations and such fluctuations may materially affect the Registrant's financial position and results of operations. The Registrant does not currently take any steps to hedge against currency fluctuations.

Shares Reserved for Future Issuance

As at May 31, 2001, the Registrant had reserved 24,335,433 Shares for issuance upon the exercise of stock options and other rights to purchase Shares. Such Shares represent a potential dilution of approximately 38% based upon 63,671,395 Shares then outstanding. The Registrant may in the future enter into commitments which would require the issuance of additional Shares and may grant additional stock options and/or issue share purchase warrants. The Registrant's share capital consists of 220,000,000 shares, divided into 200,000,000 Shares and 20,000,000 Preferred Shares. Further issuances of Shares and Preferred Shares is subject to CDNX approval and compliance with applicable securities legislation. For further information see Item 6.E. - Share Ownership, page 38.

Dividends

To date, the Registrant has not declared or paid dividends on its Shares and does not anticipate doing so in the foreseeable future.

Volatility of Share Price

The market prices for the securities of biotechnology companies have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular Registrant. Certain factors such as announcements by the Registrant, competition by new therapeutic products or technological innovations, government regulations, fluctuations in the operating results of the Registrant, results of clinical trials, public concern on safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of the Shares. For further information see the subsection entitled "Stock Price History" under Item 9.A. - Offer and Listing Details, page 41.

Forward Looking Statements

This Annual Report contains forward looking statements concerning the Registrant's operations, economic performance and financial condition, including in particular, the likelihood of the Registrant's success in operating as an independent Registrant and developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Registrant, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Registrant's future results. All such forward looking statements are qualified by reference to matters discussed under this section entitled "Risk Factors".

ITEM 4.     INFORMATION ON THE REGISTRANT

A.     History and Development of the Registrant

The legal and commercial name of the Registrant is Immune Network Ltd. The principal place of business of the Registrant is located at 3650 Wesbrook Mall, Vancouver, BC, V6S 2L2, Canada, Telephone (604) 222-5541.

The Registrant was formed by the amalgamation, under the Company Act (British Columbia), of Immune Network Research Ltd. and Bobby Cadillac's Food Corporation ("BCFC") on April 24, 1996. BCFC was incorporated under the Company Act (British Columbia) on March 30, 1983 under the name Awesome Resources Ltd. and changed its name to Santiago Capital Corp. on June 9, 1987, to Fresh Ideas Food Corporation on April 4, 1990, and to Bobby Cadillac's Food Corporation on September 30, 1992. Immune Network Research Ltd. was incorporated under the Company Act (British Columbia) on February 25, 1991 under the name Idiotypic Network Research Ltd. and changed its name to Immune Network Research Ltd. on March 11, 1992.

The Registrant's Memorandum was amended on August 16, 2000 to change the name of the Registrant from Immune Network Research Ltd. to Immune Network Ltd. and increased its authorized capital from 100,000,000 to 200,000,000 common shares without par value.

By special resolution passed August 16, 2000, the Registrant amended its articles to create a second class of shares, namely class A convertible preferred shares with a par value of $1.00 each, and changed its authorized capital from 200,000,000 common shares without par value to 220,000,000 shares. The Registrant's 220,000,000 shares are divided into 200,000,000 common shares without par value and 20,000,000 class A convertible preferred shares with a par value of $1.00 each. The special rights and restrictions of the Registrant's share capital are specified in the articles of the Registrant.

On August 18, 2000, the Registrant acquired, pursuant to an exempt take-over bid, approximately 66% of the outstanding common shares of B.C. Research Inc. ("BCR") for consideration of 7,532,021 common shares at a fair value of $0.58 per share and 7,532,021 class A convertible preferred shares at a fair value of $1.00 per share. Each convertible preferred share shall be converted, at the Registrant's option, into such number of common shares having a value of $1.00 per share at any time on or before August 18, 2001, and thereafter for such number of common shares having a value of $1.25 per share. Any unconverted preferred shares shall be automatically converted into common shares on February 18, 2002. If the convertible preferred shares are converted into common shares having a value of $1.25, the excess of $0.25 will be recorded as a dividend.

A private company located in Vancouver, British Columbia, BCR is a technology contract services company and technology incubator. BCR provides laboratory analysis and testing, field work, consulting services and applied research and development under contract in the following market areas: chemical process and analysis, environment health and safety and natural health product services. BCR also derives revenue from rental property.

The consolidated operating results from BCR and its subsidiaries have been reported on a consolidated basis in the accounts of the Registrant since the date of acquisition.

The Registrant entered into a non-binding letter of intent with CroMedica Global Inc. ("CroMedica") to sell the Registrant's interest in BCR, but subsequently suspended negotiation of the deal.

The Registrant has granted to InNexus, Inc., a private company an option to acquire the Registrant's monoclonal antibody technologies for the treatment of AIDS. The option has not been exercised and an extension is under negotiation. For further information see the subsection entitled "InNexus, Inc" under Item 10.C. - Material Contracts, page 50.

B.     Business Overview

The Registrant is a biotechnology company focused on the development of new drugs to treat major diseases, predominantly involving the body's immune system. The Registrant's subsidiary, BCR, is a technology contract services company and technology incubator. It has a 180,000 square foot facility located on 10 acres at the University of British Columbia.

Using both its internal expertise and external network, the Registrant's objective is to accelerate the period in which a return on investment would typically be recognized with traditional biotechnology companies through participation in "special situations" in biotechnology. The Registrant's current projects, listed below, may all be considered special situations:

*     Alzheimer Project           AD2 project; candidates IQ200 and IQ201
*     AIDS Project                1F7 and hNMO1
*     Asthma Project              BP1
*     Eczema Project              BP1249

*     Cancer Project              Viraplex TM
*     Hepatitis C Project         Monoclonal Antibodies for Hepatitis
*     Herpes Cold Sore Project    Zorex TM

The Registrant's goal is to capitalize on special situations through a strategy of acquisition of rights or other interest in the project, addition of value and rapid divestiture through licenses, alliances, or other disposition. Special situations in biotechnology are stalled projects that have an underlying foundation of strong science, protectable intellectual property and a clearly identified market niche. A stalled project is a project initiated by another party, the development of which has been suspended for any of a number of reasons, such as a lack of financial or management resources, for such period of time that the value of the project may have been materially reduced. The Registrant differentiates itself from other biotechnology companies by focusing on the potential for rapid return on investment rather than focusing on a particular scientific or therapeutic specialization. The Registrant intends to collaborate with development partners and contract research organizations on its projects.

Biotechnology Projects

Alzheimer Disease Project:  IQ200 and IQ201

The short term goal of the Registrant's Alzheimer disease project is to demonstrate that dapsone, a drug currently in use for other conditions, is effective in slowing the progression of Alzheimer disease.

Alzheimer disease is a condition characterized by death of brain cells and severe degradation of mental health. Primarily affecting the elderly, Alzheimer disease currently afflicts over 35 million people worldwide1 and is the eighth leading cause of death in people aged 65 and older in the United States2. Presently, there are only two drugs approved for the treatment of this disease - both treat the symptoms of the disease by temporarily improving brain function, but they do not arrest or slow the progression of the disease.

In 1992, researchers at the University of British Columbia ("UBC") conducted a retrospective study on the prevalence of dementia among elderly Japanese patients receiving dapsone3. They found that the occurrence of dementia was 37% lower in patients chronically treated with dapsone as compared to patients not receiving dapsone. These results suggest that continuous therapy with dapsone (IQ200) may lower the incidence of dementia.

The Registrant entered into an option agreement with UBC for an exclusive worldwide license on its patent (US5,532,219) that covers the use of dapsone and related compounds for the treatment of dementia, with rights to manufacture, distribute and sell products based on such technology. Subsequently, the Registrant exercised its option and is currently finalizing the terms of the license agreement with UBC.

In the first quarter of 2000, the Registrant and CroMedica, a contract research organization, teamed up to launch the Registrant's international Phase II DAD2000 clinical trial. CroMedica agreed to a US$2 million debenture to cover a portion of the expenses associated with the program. Total expenses are expected to be US$13 million over three years. This multi-national clinical trial was initiated to show the efficacy of dapsone for Alzheimer disease. First patients began treatment in the DAD2000 trial in November 2000. Concurrently, the

------------------------------------

1 The World Hea;th Report 1999.  World Health Organization
2 1966 National Center for Health Statistics, U.S. Department of Health and
  Human Services.
3 McGeer et al, 1992.  Demtia, Volume 3: 146-149

Registrant commenced a development program for a new drug, IQ201 (based on dapsone), as a possible second generation agent for prevention of onset and/or slowing the progression of Alzheimer disease. However, the Registrant is not current in its payments to CroMedica and on July 5, 2001, the Registrant received notice that CroMedica may terminate the CroMedica Agreement and enforce its security under the CroMedica Debenture if full payment of overdue amounts (with interest) invoiced by CroMedica was not made within 30 days. While the Registrant does not have the ability to pay these invoiced amounts, management believes that the value of the Registrant's assets are sufficient to enable the Registrant to satisfy its immediate actual obligations to CroMedica and to maintain the Registrant's operations. The Registrant does not presently have the cash on hand to make the required payment.

AIDS Project:  1F7 and hNM01

Current therapy for HIV infection is often ineffective in the long term since these agents usually target only specific strains of HIV. When the virus mutates, the drugs become ineffective. Many drug companies have attempted to overcome this problem by developing therapeutics that recognize more than one strain of HIV (e.g. Glaxo Inc., Pfizer Inc.). However, with continuous viral mutation, the long-term effectiveness of these therapies is limited.
Previously, combinations of several anti-HIV drugs were shown to be effective in patients with AIDS symptoms4. Recently, however, as a result of the appearance of new drug resistant HIV strains, trials using combination drug approaches have been unsuccessful at reducing AIDS symptoms5. In addition, serious drug side effects and high medication costs make patient compliance difficult to maintain. Therefore, current therapies may not provide a long-term solution to AIDS, making alternative approaches in AIDS therapy increasingly desirable.

The Registrant's 1F7 monoclonal antibody, IQ199, is a novel approach for treating HIV infection aimed at resetting the body's immune system so that it can continue to fight the AIDS virus even as the virus mutates. 1F7 was discovered in 1993 by Drs. Sybille Muller, Heinz Kohler, Michael Grant and Haito Wang, and is patent-protected by the authors in the U.S. IQ199 is an antibody produced in mice that appears to reset the body's immune system, thereby facilitating its response to new strains of HIV6. IQ199 is not directed against HIV itself, but is able to stimulate the immune system directly. IQ199 stimulates the immune system by suppressing the "B-cells" that produce antibodies against the original HIV strain and also stimulates other lines of "B-cells" to produce antibodies against the new mutant virus strains8.

In HIV patients, the CD8+ "cytotoxic" cells of the immune system destroy its own CD4+ "helper" T-cells that have become infected with the virus. It appears that a key factor in the pathology of AIDS is that cytotoxic T-cells also kill uninfected helper T-cells7. Early in vitro experiments conducted by Dr. Michael Grant have demonstrated that 1F7 selectively inhibited the destruction of uninfected CD4+ cells by the cytotoxic T-cells of HIV-infected individuals8.

----------------------------------------
4 Horowitz, H.W., Telzak, E.E., Sepkowitz, K.A. and Wormser, G.P. (1998). Human
  Immunodeficiency Virus Infection, Part I.  Dis Mon. 44(10), 545-606

5 Chesney, M.A., Morin, M. and Sherr, L. (2000). Adherence to HIV combination therapy. Soc Sci Med. 50(11), 1599-605

6 Muller, S., Margolin, D.H., Nara, P.L., Alvord, W.G. and Kohler, H. (1998).
  Stimulation of HIV-1-neutralizing antibodies in simian HIV-IIIB-infected macaques. Proc Natl Acad Sci U S A. 95(1), 276-81..

7 Zarling, J.M., Ledbetter, J.A., Sias, J., Fultz, P., Eichberg, J., Gjerset, G.
  and Moran, P.A. (1990). HIV-infected humans, but not chimpanzees, have circulating cytotoxic T lymphocytes that lyse uninfected CD4+ cells. J Immunol 144(8), 2992-8

8 Grant, M. unpublished results.

In summary, the experiments conducted by Dr. M ller and colleagues and Dr. Grant suggest that the monoclonal antibody 1F7 has several important effects on both humoral (antibody-mediated) and cellular immunity mechanisms that make it a promising candidate for an HIV therapy. In addition, the failure or limited success of other drug therapies opens the market for new and novel AIDS therapeutics such as 1F7.

The Registrant has licensed the antibody 1F7 technology from the San Diego Regional Cancer Center and has further patents pending regarding the antibody 1F7.

In the fourth quarter of 2000, the Registrant brought in hNMO1, its second monoclonal antibody for HIV. The antibody was selected and licensed from Nissin Food Products Ltd. because of its potential ability to inactivate the HIV virus which may lead to a delay in the development of AIDS in HIV-infected individuals. Prior to the Registrant receiving the license, an investigational new drug application (IND) had been reviewed by the FDA and Phase I clinical trials were initiated at the Beth Israel Deaconess Medical Center of Harvard University in Boston, Massachusetts. There were no up-front payments associated with the acquisition of the license.

The Registrant's goal is to continue the development of these antibodies internally and or in conjunction with a suitable licensing partner in order to reduce the Registrant's expenditures on the project while maintaining an efficient development program. The Registrant has granted an option, currently being renewed, to InNexus, Inc., of Seattle, Washington, to acquire the AIDS project. For further information see the subsection entitled "InNexus, Inc" under Item 10.C. - Material Contracts, page 50.

Bridge Pharma Projects:  BP1 and BP1249

The goal of the Registrant's asthma project is to synthesize and test several new compounds that have, in laboratory studies, demonstrated possible disease-modifying actions in asthma. Pursuant to a joint venture agreement between the Registrant and Bridge Pharma, Inc., research involves the exploration of targeted mast cell stabilizers which are effective but may not possess the side-effects associated with steroids and other drugs that are currently available for the treatment of asthma. Initial data from Bridge Pharma, Inc. indicates that these novel non-steroidal disease-modifying therapeutics have a better activity profile with fewer side effects than other drugs of their class. Bridge Pharma, Inc. intends to screen these compounds in laboratory models of asthma, to select a clinical candidate, and to initiate clinical testing of this candidate drug.

Asthma is a disorder characterized by chronic inflammation and hyper-sensitivity of the air passages in the lung. People who suffer from asthma experience "attacks" during which their air passages contract causing difficulty in breathing. Temporary relief from the symptoms of asthma is currently achieved through use of bronchodilators that re-open the air passages. Recently, a better understanding of the underlying pathophysiology of asthma has led to the conclusion that long-term management of the disease may be achieved with safe, disease-modifying drugs, and to acutely maintain normal lung function with the use of bronchodilator drugs only as needed. Although various bronchodilator drugs are currently available, there is still a need for effective, well-tolerated, non-steroidal, disease-modifying drugs.

Asthma appears to involve the release of many inflammatory agents that are involved in allergic reactions. Inhibiting a single mediator is not always effective. Inhibition of multiple mediators is more likely to produce a broad-based anti-inflammatory effect. The only known method to meet such a goal is to inhibit the release of inflammatory agents by stabilizing the cells that produce them.

In 2000, the Registrant and Bridge Pharma, Inc. continued research on a group of novel, non-steroidal, disease-modifying agents for the treatment of asthma. In the second quarter of 2000, the Registrant received positive results for anti-asthmatic activity tests conducted by Cerep S.A. of Paris, as well as results from tests conducted by Chrysalis International in the U.S., that indicated the test compounds were well absorbed after oral administration.
In the second quarter of 2000, Bridge Pharma, Inc. contributed additional intellectual property and several new compounds to expand the scope of their joint venture with the Registrant to include a program studying compounds for the treatment of atopic dermatitis (eczema).

In June 2001, the Registrant received notice from Bridge Pharma, Inc. claiming that the Registrant has defaulted with respect to the timing and/or the amount of funding provided to the joint venture and that the joint venture agreement is consequently terminated. The Registrant believes the claim made by Bridge Pharma, Inc. is without merit and intends to defend its rights.

Cancer Project:  Viraplex TM

Viraplex TM is at the research stage as a possible candidate for cancer treatment. The Registrant will receive royalties on potential future sales of products resulting from this research project of Meditech Pharmaceuticals Inc. ("Meditech").

Hepatitis C Project:  Monoclonal Antibodies for Hepatitis

A recent research discovery9 with 1F7 extends its potential utility to include treatment of Hepatitis C. Patients with chronic Hepatitis C infection were assayed for antibodies to core HCV antigens. After binding and washing, 1F7 reagant was added to detect those anti-HCV antibodies that were also positive for the 1F7 epitope. Seventy percent of all patients with Hepatitis C infection, with or without concurrent HIV infection, bear the epitope for 1F7. This result indicates that the 1F7 approach may be useful for two incurable diseases - both HIV infection and HCV infection.

Herpes Cold Sore Project:  Zorex TM

Zorex TM, a product of Meditech, is designed to arrest the progress, and decrease the severity, of herpes sores. This drug is a formulation comprised of chemical agents "generally recognized as safe" (in accordance with the meaning ascribed to this phrase in FDA regulations). Therefore, Zorex TM is ready for commercial development, subject to Meditech arranging for its manufacture and possible conduct of additional clinical trials which may be advantageous for future marketing. The Registrant, through its research and development efforts with Zorex TM on behalf of Meditech, will earn a royalty on any future sales.

Patents, Permits and Licenses

The Registrant considers patent protection and proprietary technology to be materially significant to its business. The Registrant relies on certain patents and pending applications relating to various aspects of its potential products and technology. These patents and patent applications are either owned by or exclusively licensed to the Registrant. There can be no assurance that the Registrant will be able to obtain and retain all necessary patents, licenses and permits that may be required to carry out the research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing of commercial products. There can also be no assurance that

--------------------------------------
9 Grant, M. unpublished results.

others will not independently develop similar technologies, duplicate any technology developed by the Registrant, the Registrant's technology will not infringe upon patents or other rights owned by others, that any of the Registrant's patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Registrant. Litigation, which could result in substantial cost to the Registrant, may be necessary to enforce the Registrant's rights provided by its patents or to determine the scope and validity of others' proprietary rights.

There have been no patent infringement claims filed by or against the Registrant and the Registrant is not aware of any potential claims.

General

The Registrant's patent strategy is to pursue in selected jurisdictions the broadest possible patent protection on its proprietary products and technology. The Registrant plans to protect its technology, inventions and improvements to its inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.

In addition to its patents and licenses, the Registrant also relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position. It is the Registrant's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Registrant. These agreements provide that all confidential information developed or made known during the course of the relationship with the Registrant is to be kept confidential except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Registrant utilizing property of the Registrant or relating to the Registrant's business and conceived or completed by the individual during employment are the exclusive property of the Registrant to the extent permitted by law.

Patents

The Registrant, and licensors who have granted the Registrant rights to certain technology, have been granted patents or have filed patent applications in the United States and other jurisdictions (such as Canada, Japan, Germany, France, Italy and the United Kingdom) in respect of certain core technologies utilized by the Registrant. Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to the technology used by the Registrant will result in patents being issued or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

The following patents granted or filed have either been assigned to the Registrant or licensed for use by the Registrant.

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

Date Granted:                     September 3, 1997
Scope of Pending
and Issued Patents:               A method for treating dementia in a human
                                  being characterized by administering to the human being through the novel use of a substance selected from the group consisting of a 4,4'-diaminodiphenylsulfone, its didextrose sulfonate derivative, and other closely related sulfone derivatives, and therapeutically acceptable salts thereof.

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

The Registrant has licensed this patent from the Sidney Kimmel Cancer Center.

The Registrant has three additional patents pending regarding the 1F7 Antibody and the above title:

United States
Application Number:               09/211,156
Scope of Pending Patent:          A method of reducing T cell-mediated
                                  cytotoxicity in HIV+ sera comprising
                                  administering a pharmaceutical composition comprised of a monoclonal antibody or fragment thereof.

Canada and Europe
Application Number:               2131692 (Canada) and 93907381.3 (Europe)
Scope of Pending Patent:          An active pharmaceutical composition
                                  comprising an effective monoclonal antibody, for the use in diagnosis and therapy of HIV-related disease.

In addition, the Registrant has a further patent pending in Canada regarding the 1F7 Antibody:

Title:                            Methods and Compositions for Inhibiting
                                  Killing of Uninfected Lymphocytes
Application Number:               2123551
Scope of Pending Patent:          Method and composition for inhibiting
                                  cytotoxic T-lymphocytes mediated
                                  immunopathology in an HIV infected individual.

The Patent Cooperation Treaty ("PCT") is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization ("WIPO"), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states. It provides for the filing of one patent application (the "international application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designations for regional patents in respect of contracting states party to any of the following regional patent treaties: The Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property Organization. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the official WIPO internet website (http://www.wipo.int).

World Intellectual Property
Organization Patent Number:       WO9324118A1
Date Granted:                     December 3, 1993

The Registrant has exercised an exclusive option to license this technology and is currently negotiating the terms of a license agreement with UBC.

The above list of patents includes patents for which the Registrant is directly responsible for the funding and for the maintenance. Other pending patent applications are not included.

Bridge Pharma Projects

A new PCT application was filed by Bridge Pharma, Inc. in April 1998 and is part of the intellectual property covered by the joint venture with the Registrant.

In April 2000, the Registrant and Bridge Pharma, Inc. expanded the joint venture with Bridge Pharma, Inc. and signed an addendum (the "Bridge Pharma Addendum") under which they agreed to add the use of certain compounds for the treatment of atopic dermatitis (eczema). Pursuant to the Bridge Pharma Addendum, a provisional patent application was filed in 1999 with the U.S. Patent Office. Refer to Item 13 - Defaults, Dividends, Arrearages and Delinquencies, page 53 for information regarding a dispute between the parties.

Competitive Position of the Registrant

Introduction

The biotechnology industry is intensely competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Registrant. Many of the competing companies have significantly greater financial resources and expertise than the Registrant. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Registrant. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Registrant and its collaborators, or that such competitive products will not render the Registrant's products obsolete.

The Registrant's programs are in varying stages of development. Products that may result from the Registrant's research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before the Registrant will receive any significant royalty revenues from commercial sales of such products. Therefore, any discussion of a market for the Registrant's products is of a very preliminary nature. In addition, some of the Registrant's competition may have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than the Registrant.

The statistical information provided throughout this section has been sourced from the Registrant's market research reports, from public offering disclosure published by competitors believed by the Registrant to be accurate, from published data, and from the Registrant's experience in the industry.

Alzheimer Disease Project

Competition currently exists among companies and research groups attempting to develop new drugs to combat Alzheimer disease. There are numerous drugs in various stages of clinical trials. These experimental drugs fall into one of five categories: cholinomimetics, antioxidants, estrogen replacement, anti-inflammatories and other. The FDA, however, has approved only two drugs. Both drugs are acetylcholinesterase inhibitors, and their overall benefit to Alzheimer patients is minimal. The first such drug approved, tacrine, had side effects that prevented it from being accepted in the market. The most recently approved agent, donepezil, produces only mild increases in alertness. Despite this, most physicians treating Alzheimer disease patients are expected to prescribe donepezil because there are so few alternatives10.

NSAIDS (non-steroidal anti-inflammatory drugs) have shown some promise for use in Alzheimer treatment, but the potential for serious gastrointestinal side effects complicate their therapeutic use. The new anti-inflammatory "COX-2 inhibitors" may be direct competitors with the Registrant's drug candidates. The competitors in this area are Merck and Co. Inc. and Searle & Co. Inc. which are both conducting phase III clinical trials with their COX-2 inhibitors. Another potential competitor is Neotherapeutics Inc., which is in phase II trials for its drug Neotrofin, a nerve growth factor.

The Registrant's Alzheimer disease drug candidates have a unique combination of actions with a manageable and well-established toxicology profile11. The Registrant's Alzheimer disease project represents a novel approach to pharmacological therapy of Alzheimer disease, by treating brain inflammation which occurs during the illness12. The Registrant's review of patent literature further suggests that the Registrant's approach to treatment of this illness is unique.

Despite their limited effectiveness and serious side-effects, the few drugs that are approved for use in Alzheimer disease have U.S. sales that exceed US$500 million annually13.

AIDS Project

AIDS was first recognized in 1981 and has since become a major epidemic, affecting more than 30 million people worldwide14.

---------------------------------------
10 Medical Science Bulletin, 1997;20.
11 Compendium of Pharmaceuticals and Specialties, 1999, Canadian Pharmaceutical
   Association.
12 Scientific American, June 2000, Nicola Jones.
13 Drug Discovery Online, March 2001.
14 The World Health Report 1999.  World Health Organization.

The current U.S. market for HIV drugs is estimated to be in excess of US$3 billion15. The Registrant feels that its 1F7 antibody, drug candidate IQ199, could represent an important new treatment for HIV, which would compete for a significant portion of this market.

The monoclonal antibody IQ199 will compete primarily with other treatments that improve the quality of life for HIV-infected individuals. Current treatment includes two classes of agents known as antiviral and immune stimulating agents. There are several problems with the current therapeutics, such as viral resistance, serious health complications, and high treatment cost. The mechanism of action of IQ199 is different from current HIV drugs and may represent a more effective approach, associated with a wider therapeutic window. By blocking clonal dominance, an inherent immune response, IQ199 should allow the immune system to regain its ability to respond to the endogenous virus.
This unique mechanism of action gives IQ199 a potential competitive advantage over other drug therapies.

The Registrant has carried out a thorough survey of the scientific and patent literature and has not found, nor is the Registrant aware of, any existing or potential AIDS therapies that have a mechanism of action similar to that of IQ199. Since multiple HIV drugs are often used in combination chemotherapy regimens, it is unlikely that IQ199 will directly compete with individual AIDS therapeutics. It is more likely that IQ199 may become part of such combination regimens.

Asthma Project

Asthma morbidity and mortality are increasing worldwide. More than 12 million Americans, including 5 million children, suffer from asthma. Among adults in the U.S., 1 in 20 is asthmatic and among children the prevalence is higher - about 1 in 1016. Asthma related mortality in the U.S. and Canada has increased by more than 25% during the last 20 years, and the direct annual cost is estimated at over $7 billion annually in the U.S. alone17.

Anti-asthmatic drugs for clinical use fall into two categories: (1) those which primarily provide symptomatic relief (bronchodilators); and (2) those which provide a long-term disease-modifying action18. There is now a sound medical rationale for the use of disease-modifying agents as first-line drugs in the management of chronic asthma. Current asthma therapy is inadequate and management believes that the future market for disease-modifying drugs, such as IQ210 which is currently under development by Bridge Pharma Inc. and the Registrant, will be at least as large as the current market for symptomatic bronchodilating drugs.

In the asthma therapeutic market, the Registrant's proposed asthma treatment will compete primarily with other disease-modifying asthma therapies. Current treatment includes inhaled steroids, antiallergenic agents such as sodium cromoglycate (inhalant) and ketotifen fumarate (systemic). The anti-asthmatic agent under research by the Registrant and its partner has demonstrated in preclinical studies a better activity profile with fewer side effects than other drugs of its class. It is expected that this agent could become an important treatment for asthma.

---------------------------------------
15 IMS Health, 1998.
16 (1997) J Allergy Clin Immun. 100, 771.
17 (1995) Gglobal Initiative for Asthma, Nat Inst Health.
18 Goodman and Gilman, Pharmacological Basis of Therapeutics, 1999.

Several companies are working on new approaches to the treatment of asthma. Potential competitors include Novartis Inc. and Genentech Inc., which are developing a monoclonal antibody to bind IgE, a major component of allergy induced asthma attacks. Other potential competitors are: Texas Biotechnology Corporation, who are developing a selectin inhibitor which is currently in phase II human trials, Inflazyme Pharmaceuticals Ltd., which has recently completed phase I trials with a novel steroid analogue, Leukosite Inc., which has completed phase I trials of a new compound to inhibit the production of leukotrienes, and AVANIR Pharmaceuticals Inc., which is in the preclinical testing of a compound to downregulate the production of IgE. These competitors, however, face many of the same difficulties as the Registrant in eventually bringing their drugs to market.

Eczema Project

Eczema is the most common inflammatory disease of the skin. The condition affects 15 million adults and children in the U.S. The exact cause of the condition is unknown, but genetic factors are thought to play a role in the development of the disease. There is no cure for the disease, only suppression of the symptoms. Some of the treatments at hand are anti-inflammatory ointments, coal tar, etc. These are only temporarily effective but can produce unwanted side effects. There is an unmet need for over the counter products for this condition.

Cancer Project

Cancer is the second leading cause of death by disease (1 of every 4 deaths) in the U.S., exceeded only by heart disease. According to the Pharmaceutical Research and Manufacturers of America, researchers at pharmaceutical and biotechnology companies and the National Cancer Institute are developing 402 new medicines to thwart cancer. The Studies by the National Cancer Institute have been conducted since 1987 to screen 60,000 drugs against cancer related organisms. Of the original drugs tested, 15 have shown to be useful against human tumor cells from Breast Cancer and Ovarian Cancer patients. Viraplex TM is one of the 15. The drug was useful in reducing the size of human tumor cells by as much as 100%. One of the problems in moving this project forward was the inherent insolubility of Viraplex TM. In 1997 and 1998, the drug was reformulated into a fully soluble form, which now makes it possible to deliver the maximum therapeutic dose to the intended site of delivery. Viraplex's tm active ingredients are chemically synthesized drugs that can be produced in large quantities at relatively low cost. There are many drugs in development for cancer, but because of the nature of the disease and the slow progress in the area, there is vast space for expansion in the area of drug development for this disease.

Hepatitis C Project

Hepatitis C is also treated with a toxic combination of drugs, namely alpha-interferon and ribavirin. This drug combination has only more recently gained acceptance. Alpha-interferon alone is the only currently approved drug for treatment of Hepatitis C. Efficacy of alpha-interferon alone or in combination with ribavirin is greatly dependent on the genotypic makeup of the virus that infects the individual with a range of under 20 to a high of 50% in response rates. The combination is also prohibitively expensive. Studies also indicate that much of the hepatitic damage that occurs in the disease may be immunologically mediated and triggered by the same OAS process as seen in AIDS19. Thus, a non-toxic drug that could alleviate an ineffectual and damaging immune response could be used in combination with existing therapy or alone for patients with less progressive disease or at a high likelihood for exposure and infection.

---------------------------------------
19 (Dammaco et al, Semin Liver Dis  20(2):143-147, 2000).

Herpes Cold Sore Project

The main competition for Zorex TM would come from other over-the-counter ("OTC") cold sore medications and lip balms. Such products would include Blistex(R) (Blistex, Inc.), Carmex(R) (Carma Labs, Inc.), and Chapstick(R) Medicated Lip Balm (A. H. Robins), which each claim to be useful for relieving the symptoms of cold sores. Others, such as Zilactin(R) (Zila Pharmaceuticals), Herpecin-L(R) (Campbell Labs, Inc.), Viractin(R) (J. B. Williams Co.), and Campho-Phenique(R) (Sterling Health Products) claim that they are designed specifically for the treatment of the cold sores themselves. The ingredients in OTC cold sore remedies vary. Some of the products contain menthol and camphor to reduce discomfort and emollients to moisten the lesion. Products like Zilactin, Viractin, and Campho-Phenique contain local anesthetics, such as benzocaine, to alleviate pain and burning. As the claims on the labels indicate, these agents may aid in relieving the symptoms of herpes lesions, but are not indicated for treating the virus itself.

Additional competition would come from more unconventional treatments for cold sores, including herbal preparations, homeopathics, vitamins, and electric shock therapy. The effectiveness of these and other alternative remedies cannot be established, however, due to the lack of controlled clinical trials.

At this time, the only clinically proven herpes drugs are nucleoside drugs that interrupt viral DNA synthesis. In the United States, five pharmaceutical companies make and sell anti-herpes drugs that belong to this class of compounds. These are Glaxo Wellcome (Zovirax/Acyclovir and Valtrex), Smith Kline Beecham (Famvir and Denavir), AstraZeneca (Foscarnet), Allergan Inc. (Herplex or Stoxil), and Monarch Pharmaceuticals (Viroptic and Vira-A). Though all nucleoside drugs for herpes are currently quite expensive, patents are expired or about to expire on all of these drugs opening the door for cheaper generic brands. Other nucleoside drugs under development for herpes infections include brivudine, broavir, cidofovir, desciclovir, lobucavir, and bishydroxymethylcyclobutylgnanine. Nevertheless, because of the short duration and self-limiting nature of cold sore symptoms, nucleoside drugs are infrequently prescribed for oral herpes.

Thus far, there is only one topical anti-herpes preparation close to market launch. This is Abreva (n-Docosanol) - a fatty acid preparation from Avanir Pharmaceuticals. Abreva reduced the duration of symptoms by only one day as compared to placebo. Nevertheless, this topical preparation is the only new herpes product that is scheduled to appear on the market in the foreseeable future. On June 1, 2000 the FDA has accepted the additional data provided by Avanir and has issued the approvable letter. Docosanol will be marketed by Smith Kline, which agreed to pay up to $25 million plus unspecified royalties to Avanir. The success of Docosanol may serve as a gauge for docusate's potential.

Government Regulations

The research and development, manufacture and market of pharmaceutical products are subject to regulation by the FDA in the United States, by the TPP of the Department of Health and Welfare Canada in Canada, and by comparable regulatory authorities in other countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of the Registrant's products.

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

United States Regulation

The Registrant is required by the FDA to comply with the following procedures prior to marketing its products:

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

The Registrant or the FDA may suspend clinical trials at any time if either believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of the controlled release product.

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

The Registrant must submit an IND to the TPP prior to conducting clinical trials of a new drug in Canada. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If the TPP does not notify the Registrant within 60 days of receiving the application that the application is unsatisfactory, the Registrant may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described under "United States Regulation" above.

The Registrant must submit a new drug submission ("NDS") to the TPP and receive a notice of compliance from the TPP before selling a new drug in Canada. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients of the new drug, the methods of manufacturing, processing and packaging of the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the results of clinical trials and the effectiveness of the new drug when used as intended. If the TPP determines that the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the TPP will issue a notice of compliance for the new drug.

The TPP may deny approval of an NDS if applicable regulatory criteria are not satisfied, or the TPP may require additional testing of a product. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The TPP may require further testing and surveillance programs to monitor the pharmaceutical product which has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures and criminal prosecutions.

Additional Regulatory Considerations

In addition to the regulatory approval process, the Registrant is also subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control. Also, the Registrant may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the biotechnology industry.

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

The Canadian government has regulations which prohibit the issuance of a notice of compliance for a medicine, other than the first medicine marketed in Canada, provided that the patent owner of the medicine has filed a list of its Canadian patents covering that medicine with the TPP. After receiving such list, the TPP may refuse to issue a notice of compliance permitting the importation or sale of a patented medicine to persons other than a patent owner until patents on the medicine expire or are declared invalid by a court of competent jurisdiction.

Regulation in Other Jurisdictions

The Registrant may decide to develop one or more of its compounds first in regions outside of North America and Europe, depending upon clinical and commercial factors. Currently, the Registrant has no plans in place for drug development activities outside of these regions.

In addition to meeting the specific requirements of the country for which a drug is first intended to be commercialized, the Registrant intends to meet and exceed the North American regulatory guidelines for any of its drug development programs that are not initially commenced in North America.

B.C. Research Inc.

The Registrant owns approximately 66% of the issued common shares of BCR. BCR's business model consists of the three integrated business units described below.

Facilities and Infrastructure Unit - B.C. Research Complex

The current B.C. Research Complex is located at the UBC South Campus. It consists of two buildings located on 10 acres of land that is leased from UBC. The land lease is renewable in December 2003 for another 10-year period.

The main building has 130,000 square feet of space and contains laboratories, workshops, pilot plant facilities, offices, a library, a cafeteria and an auditorium. BCR's laboratory space is fully equipped for plant biology, analytical chemistry and environmental toxicology and includes growth rooms, a cold room, wet laboratories and engineering test facilities. The second building comprises 55,000 square feet and is currently underutilized due to the constraints of the original special purpose Ocean Engineering Centre.

BCR sublets 45,000 square feet of space in the B.C. Research & Innovation Complex to high-tech companies, pending full utilization of the facilities for our own business. These companies are either product or service oriented and some are spin-offs from research conducted at the large medical school at UBC.

Contract Sciences Unit - Knowledge and Skills Base

BCR has built a stable contract sciences base for its business model that is focused primarily on bio/chem sciences and technologies (analysis, consulting, product development and process technology). While operating a large contract science operation assumes its own logistical and business drivers, this unit exists primarily to provide the key knowledge and skills required for BCR's Technology IntegratorTM business model. Like any other professional services business, the Contract Sciences Unit must demonstrate excellence and commitment to their clients. It may in fact have an advantage in this regard, because while BCR expects the Contract Sciences Unit to be self-financing, it does not look to it as a significant profit center.

BCR's Bio/Chem knowledge and skills base includes:

*     Biotechnology
*     Microbiology
*     Toxicology
*     Analytical and Synthetic Chemistry
*     Biological and Chemical Process Engineering
*     Environmental Sciences

In biotechnology, BCR's services currently include tissue culturing, molecular genetics and microbiology. Process work includes an emphasis on electrochemistry and energy storage. Typical clients come from the entire spectrum of industry - from high-tech (e.g. Ballard Power Systems) to resource-based (e.g. BC Hydro). With more than 500 clients in Canada and around the world, BCR has an established business base comprised of companies who seek technical excellence and innovative solutions.

Technologies Unit

The Technologies Unit focuses on selecting technologies, and on providing mentorship for developing sound financial, commercial and intellectual property strategies. The Technologies Unit is also the interface for the Facilities and Services Unit and technical support and services from the Contract Sciences Unit.

The Technologies Unit structures the partnership with the candidate technology and provides all or part of the seed capital requirements. Facilities and core technical support are usually provided as part of the equity partnership, but this varies according to need.

C.     Organizational Structure

The Registrant owns approximately 66% of the issued common shares of BCR, a private company incorporated under the laws of British Columbia, Canada.

The Registrant has granted to a private company an option to acquire all of the issued and outstanding shares of 612673 B.C. Ltd., the Registrant's wholly-owned subsidiary, which holds the Registrant's monoclonal antibody technologies for the treatment of AIDS. 612673 B.C. Ltd. is a private company incorporated under the laws of British Columbia, Canada.

D.     Property, Plants and Equipment

The Registrant currently rents from BCR approximately 2,400 square feet of office space for administrative purposes in the B.C. Research Complex (described above) located at 3650 Wesbrook Mall, Vancouver, British Columbia. The Registrant does not have its own laboratories or other research facilities.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     Operating Results

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Registrant's financial statements and related notes. The financial statements are prepared in accordance with Canadian generally accepted accounting principles. A discussion of differences between Canadian and United States generally accepted accounting principles is provided in Note 22 to the financial statements.

Since incorporation of the Registrant as a biotechnology company, the Registrant has devoted its fiscal resources primarily to fund its research and development programs. The Registrant's business remains at an early stage of development and has been unprofitable. The Registrant expects to incur additional losses for the next several years as it invests in product research and development, preclinical studies and clinical trials, and regulatory compliance. The Registrant's business is subject to significant risks, including uncertainties associated with the regulatory approval process and with obtaining and enforcing patents.

Acquisition of B.C. Research Inc.

On August 18, 2000, the Registrant acquired approximately 66% of the outstanding common shares of BCR for consideration of 7,532,021 common shares at a fair value of $0.58 per share and 7,532,021 class A convertible preferred shares at a fair value of $1.00 per share. Each convertible preferred share shall be converted, at the Registrant's option, into such number of common shares having a value of $1.00 per share at any time on or before August 18, 2001, and thereafter for such number of common shares having a value of $1.25 per share. Any unconverted preferred shares shall be automatically converted into common shares on February 18, 2002. If the convertible preferred shares are converted into common shares having a value of $1.25, the excess of $0.25 will be recorded as a dividend.

A private company located in Vancouver, BCR is a technology contract services company and technology incubator. It has an 180,000 square foot facility located on 10 acres at the University of British Columbia. BCR provides laboratory analysis and testing, field work, consulting services and applied research and development under contract in the following market areas: chemical process and analysis, environment health and safety and natural health product services. BCR also derives revenue from rental property.

The consolidated operating results from BCR and its subsidiaries have been reported on a consolidated basis in the accounts of the Registrant since the date of acquisition.

For further information, see the disclosure regarding BCR under Item 4.A. - History and Development of the Registrant, page 13.

Liquidity and Capital Resources

The Registrant has financed its cash requirements primarily from share issuances. From January 1, 1994 to December 31, 2000, the Registrant received approximately $13,500,000 in net proceeds from the sale of equity securities. The Registrant's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to the market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Registrant to raise additional funds for the continuing development of its technologies.

Currently, the Registrant is actively seeking sources of equity or debt financing to sustain its operations. Although the Registrant has been successful in the past in obtaining financing through the sale of its equity securities, it can not be assured that adequate financing or financing on acceptable terms can be obtained in the future. In the event the Registrant cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies.

The Registrant has material financial commitments under its agreements with Bridge Pharma, Inc. and CroMedica. The Registrant is still negotiating the terms of the license agreement with the University of British Columbia and does not expect the license fee and other amounts to be payable under the proposed agreement to be material.

The Registrant does not anticipate revenues from product sales for the foreseeable future. Over the next several years, through preclinical development and the early clinical stages of development, the Registrant expects to derive its sources of funding primarily from equity financing. Additional funding may be obtained through interest income. The long-term sustainability of the Registrant is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate disposition of intellectual property. Although no such arrangements have yet been negotiated, it is likely that all or a portion of the payments that may be received under such agreements will be conditional upon the Registrant reaching developmental milestones. As much as possible, the disposition of intellectual property is intended to be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

Working capital at December 31, 2000 was $2,220,730 (1999 working capital deficit: $85,030). At December 31, 2000, the Registrant had $2,578,731 in cash and cash equivalents (1999: $117,058).

Year Ended December 31, 2000

In January 2000, the Registrant completed a non-brokered private placement of 2,120,000 special warrants, at $0.15 per unit, to raise gross proceeds of $318,000. Each special warrant was convertible into one unit, which was comprised of one common share and one share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.15 up to January 23, 2001 and at $0.17 up to January 23, 2002.

In March 2000, the Registrant completed a brokered private placement of 15,454,544 special warrants, at $0.55 per unit, to raise gross proceeds of $8,499,999. Each special warrant entitled the holder to receive, at no additional cost, one unit which is comprised of one common share and half of one share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one common share at $1.40 per share until September 8, 2001. The agent also received Agent's Warrants entitling the agent to acquire, for no consideration, 1,545,454 Agent's Compensation Options. Each Compensation Option entitles the agent to acquire one unit until September 8, 2001 at a price of $0.55 each. In the event the Registrant did not receive a receipt for its final prospectus from the applicable securities regulatory bodies by July 7, 2000, the holders of the special warrants were entitled to receive 1.1 units for each special warrant. The final prospectus was filed August 10, 2000, therefore the special warrants were converted into units of 16,999,975 common shares and 8,499,997 share purchase warrants.

In August 2000, the Registrant completed a non-brokered private placement of 727,273 units at $0.55 per unit, for gross proceeds of $400,000. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles its holder to purchase one additional common share of the Registrant at price of $1.40 until August 31, 2002.

During the year ended December 31, 2000, the Registrant also raised $1,357,835 from the exercise of 2,482,000 options ($492,885), 5,563,301 share purchase warrants ($843,975) and 38,136 Agents Compensation Options ($20,975).

Year Ended December 31, 1999

In February 1999 the Registrant completed a non-brokered private placement of 360,000 units at $0.15 per unit, each unit consisting of one common share and one share purchase warrant exercisable for one year, to purchase one additional common share at $0.15. This raised gross proceeds of $54,000.

In July 1999 the Registrant completed two non-brokered private placements raising gross proceeds of $942,977. In connection with these private placements, a total of 6,286,513 share purchase warrants were issued, each share purchase warrant was exercisable to purchase one common share at $0.15 until July 13, 2000 and $0.18 until July 13, 2001.

During the year ended December 31, 1999, the Registrant also raised $116,175 from the exercise of options ($93,750) and share purchase warrants ($22,425).

Results of Operations

Year Ended December 31, 2000

Alzheimer Project:  IQ200 and IQ201

In 1999, the Registrant exercised its option to license technology pertaining to dapsone from the UBC upon completion of its due diligence research. An earlier retrospective study (1992), conducted by Dr. Patrick McGeer of UBC, had indicated that there was almost a 40% lowered occurrence of dementia in patients receiving dapsone for another condition.

In the first quarter of 2000, the Registrant and CroMedica, a contract research organization, teamed up to launch the Registrant's international Phase II DAD2000 clinical trial. CroMedica agreed to a US$2 million debenture to cover a portion of the expenses associated with the program, US$1 million of which has been applied to an up-front amount for a US phase II clinical study, while the remaining US$1 million has yet to be applied to any expense. Total expenses are expected to be US$13 million over three years. This multi-national clinical trial was initiated to show the efficacy of dapsone for Alzheimer disease. First patients began treatment in the DAD2000 trial in November 2000. Concurrently, the Registrant commenced a development program for a new drug, IQ201 (based on dapsone) for Alzheimer disease.

The security granted under the CroMedica Debenture is also enforceable to collect other amounts due under the CroMedica Agreement in the event of default on terms of the latter. For further information, see the subsection entitled "CroMedica Global Inc." under Item 10.C. - Material Contracts, page 48. On July 5, 2001, the Registrant received notice that CroMedica may terminate the CroMedica Agreement and enforce its security under the CroMedica Debenture if full payment of overdue amounts (with interest) owed to CroMedica was not made within 30 days. The Registrant does not presently have the cash on hand to make the required payment.

AIDS Project:  1F7 and hNMO1

In 2000, the Registrant continued with the development of its monoclonal antibody 1F7. The 1F7 project was part of the Registrant's portfolio before new management took over in 1999. The mechanism of action of 1F7 is different from current HIV drugs and may represent a more effective approach, associated with a wider therapeutic window.

In the first quarter of 2000, a study indicating the positive inhibiting effects of 1F7 was published in the Journal of Immunology and Cell Biology. This study was led by Dr. Michael Grant, a member of the Registrant's Scientific Advisory Network and Assistant Professor of Immunology in the faculty of Medicine at Memorial University.

In the fourth quarter of 2000, the Registrant brought in hNMO1, its second monoclonal antibody for HIV. The antibody was selected and licensed from Nissin Food Products Ltd. because of its potential ability to inactivate the HIV virus which may lead to a delay in the development of AIDS in HIV-infected individuals. Prior to the Registrant receiving the license, an investigational new drug application (IND) had been reviewed by the FDA and Phase I clinical trials were initiated at the Beth Israel Deaconess Medical Center of Harvard University in Boston, Massachusetts.

The Registrant's goal is to continue the development of these antibodies internally and or in conjunction with a suitable licensing partner in order to reduce the Registrant's expenditures on the project while maintaining an efficient development program.

Meditech Pharmaceuticals Inc.

In the first quarter of fiscal 2000, the Registrant initiated a collaboration with Meditech and was granted an option to acquire the exclusive, worldwide (except for the United States) license on two of Meditech's product candidates, Zorex and Viraplex. The Registrant exercised the option during fiscal 2000.

In the first quarter of fiscal 2001, the Registrant entered into a subsequent agreement with Meditech regarding its potential agricultural product and its cold sore products including Viraplex and MTCH-24 (the "Second Meditech Agreement"). This agreement replaces the Meditech Agreement. Under the Second Meditech Agreement, ownership and all sales and marketing rights will be held by Meditech. The Registrant will receive a royalty on sales of products covered by claims of the recent provisional patent applications filed by the two companies. On agricultural products, the Registrant will receive 2% of worldwide sales. On cold sore products, the Registrant will receive 2% of worldwide sales, excluding sales in the United States.

The Registrant also acquired an option to purchase 10 million Meditech shares (OTCBB: MDCH). During the year ended December 31, 2000, the Registrant exercised its option and acquired 3,333,333 shares, and subsequent to the year-end, exercised the balance of the option and acquired an additional 6,666,667 shares in Meditech.

Bridge Pharma Projects:  BP1 and BP1249

In fiscal 2000, the Registrant, with its joint venture partner Bridge Pharma, Inc., continued its research on a group of novel, non-steroidal, disease-modifying agents for the treatment of asthma. In the second quarter of 2000, the Registrant received positive results for anti-asthmatic activity tests conducted by Cerep S.A. of Paris, as well as results from tests conducted by Chrysalis International in the U.S., that indicated the test compounds were well absorbed after oral administration.

In the second quarter of fiscal 2000, Bridge Pharma, Inc. contributed additional intellectual property and several new compounds to expand the scope of their joint venture with the Registrant to include a program studying compounds for the treatment of atopic dermatitis (eczema).

After fiscal 2000, the Registrant received notice from Bridge Pharma, Inc. claiming default by the Registrant under the provisions of the joint venture agreement made between the parties. Bridge Pharma, Inc. has claimed that the Registrant has defaulted with respect to the timing and/or the amount of funding provided to the joint venture and that the joint venture agreement is consequently terminated. To date, the Registrant has funded the joint venture with Bridge Pharma, Inc. in the approximate amount of US$561,000. The Registrant believes the claim made by Bridge Pharma, Inc. is without merit and intends to defend its rights.

Hepatitis C Project

Research was carried out under contract by Dr. Michael Grant at the University of Newfoundland. A manuscript was submitted for publication, with the publication date to be in mid-2001. The goal of this project is to continue further testing of the antibody against the Hepatitis C Virus. The Registrant has more work planned in the areas of intellectual property development and further scientific proof of concept for this project.

Operations

For the year ended December 31, 2000, the Registrant incurred a consolidated net loss of $8,961,703 or $0.21 per share. This compared to net loss for the year ended December 31, 1999 of $815,984 or $0.03 per share. The results for the year ended December 31, 2000 include the consolidated results of operations of BCR for the period from August 19 to December 31, 2000.

Research and development expenses for the year ended December 31, 2000 were $7,186,541 as compared to $420,195 during the year ended December 31, 1999. Research and development expenses incurred in 2000 were primarily due to the costs associated with the research program of the AIDS 1F7 antibody project, the Asthma BP1 project, and the Phase II clinical trial cost of the Alzheimer project. General and administrative expenses for the year ended December 31, 2000 were $2,766,856 as compared to $368,974 during the prior year. The consolidated general and administration expenses for the current period include the consolidated operating expenses of BCR for the period from August 19 to December 31, 2000.

At October 1, 1999, the Registrant changed the estimated useful lives of its technology and license from 17 years to 5 years, and from 20 years to 5 years for patents, after reviewing current industry information. The change in estimate has been accounted for prospectively from October 1, 1999 and resulted in additional amortization expense in the year ended December 31, 2000 of approximately $40,000 [1999 - $10,000].

Year Ended December 31, 1999

Beginning June 1999, the Registrant resumed research activities for Antibody 1F7, which included the completion of viral load testing on blood samples from previous studies and the compilation of existing data in preparation for regulatory review. During 1998 research activities had been scaled down due to lack of funding and staff to carry out research.

During the second half of fiscal 1999, the Registrant exercised its option to license the Alzheimer drug candidates and entered into a joint venture agreement regarding the development of a new asthma therapeutic. The Registrant carried out research in the form of due diligence on these technologies and also began preparations for clinical testing of the Alzheimer Disease Project (AD2).

Operations

During the year ended December 31, 1999, the Registrant reported a net loss of $815,984 ($0.03 per common share) as compared to $201,671 ($0.01 per common share) for the same period in 1998. For the year ended December 31, 1999 the Registrant expended $420,195 on its research and development activities as compared to $20,260 during 1998. The increase in research and development expenditures was primarily due to the commencement of the Alzheimer disease project in July 1999 and costs incurred prior to commencement of the Asthma joint venture, which required the Registrant to increase its staff and space. For the year ended December 31, 1999, the Registrant expended $368,974 in its administrative activities as compared to $166,855 during 1998. The increase in administrative expenses was primarily due to increase in salaries and benefits as related to management change and hiring of staff, legal and accounting, computer support and maintenance, and interest on a shareholder's loan.

B.     Liquidity and Capital Resources

The following table is a comparative summary of selected financial information of the Registrant for fiscal 2000, 1999 and 1998:

       =================================================================
        Fiscal Year                   2000 $       1999 $       1998 $
       =================================================================
        Cash and cash equivalents1    2,578,731    117,058       76,992
       -----------------------------------------------------------------
        Current assets                4,299,812    218,545       78,606
       -----------------------------------------------------------------
        Current liabilities           2,079,082    303,575      137,654
       -----------------------------------------------------------------
        Working capital (deficiency)  2,220,730    (85,030)     (59,048)
       -----------------------------------------------------------------
        Total assets                 24,615,854    684,580      226,068
       -----------------------------------------------------------------
        Shareholders' equity         25,454,882  3,796,435    2,757,790
       =================================================================

1     Cash and cash equivalents are held in Canadian currency.

C.     Research and Development, Patents and Licenses

Research and Development Expenditures

The following table outlines the cumulative development costs incurred for research and development:

       =================================================================
        Cumulative to                 2000 $       1999 $       1998 $
       =================================================================
        Wages                           451,116    134,379         -
       -----------------------------------------------------------------
        Consulting                      239,325     34,167        2,000
       -----------------------------------------------------------------
        Laboratory, Office, Sundry      746,079    189,972         -
       -----------------------------------------------------------------
        Clinical Trial                5,609,459       -            -
       -----------------------------------------------------------------
        Contract Research &
          Collaboration                 116,438     69,583       18,260
       =================================================================

       =================================================================
        Cumulative to                 2000 $       1999 $       1998 $
       =================================================================
        Travel                           79,797      4,798         -
       -----------------------------------------------------------------
        Tax Credit & Government Grant   (55,673)   (12,704)        -
       -----------------------------------------------------------------
        Total                         7,186,541    420,195       20,260
       =================================================================

D.     Trend Information

Other than as disclosed elsewhere in this Annual Report, there is no information required to be disclosed under this item.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The following information is provided as at June 30, 2001.

Allen Ian Bain, PhD.                                                Age 42 years
President, Chief Executive Officer and Director

Dr. Bain has been the President, Chief Executive Officer and a director of the Registrant since May 21, 1999 and has been employed by the Registrant on a full-time basis since that date. Dr. Bain is responsible for ensuring sufficient funds are available to carry out the Registrant's objectives, including raising equity and debt financing; developing and implementing corporate strategies, policies, procedures, financial forecasts and monitoring systems; and evaluating new business opportunities. Dr. Bain joined the Registrant after a year of consultancy work, from 1998 to 1999, with B.C. Research Inc., developing its biotechnology business strategies. For several years prior to 1998, Dr. Bain worked with Nortran Pharmaceuticals Inc. (a drug discovery company), serving as its President. He is a director on the boards of Cardiome Pharma Inc. (formerly Nortran Pharmaceuticals Inc.), (a cardiac drug discovery company), Magic Bullets Enterprises Ltd. (an investment company) and Pneumo Labs Inc. (a contract pharmacology company). Dr. Bain is also an honorary lecturer at the Department of Pharmacology and Therapeutics at the University of British Columbia, where he was awarded his doctorate in pharmacology in 1994.

Mark Glusing                                                        Age 30 years
Chief Operating Officer

Mr. Glusing has been Chief Operating Officer of the Registrant since May 17, 2001. Mr. Glusing has also been President of AVC Shipping Ltd. since January 1999. Previous to his position with the Registrant, Mr. Glusing was Vice-President of First World Bulk Ltd. from January 1998 to January 1999, a sales consultant for PNW Ship & Cargo from June 1997 to June 1998, a consultant in Bermuda from January 1996 to January 1997 and manager of Orion Maritime Ltd., Bermuda from January 1994 to January 1996.

Mike Muzylowski                                                     Age 66 years
Director

Mr. Muzylowski has been a director of the Registrant since May 23, 2001. He has been President and Chief Executive Officer of Callinan Mines Limited since June 1995 and Co-Chairman of Goldbelt Resources since November 1989. Mr. Muzylowski served as Chairman of Tan Range Exploration Corp. from September 1991 to May 1999.

Oh Kim Sun, CA                                                      Age 52 years
--
Director

Mr. Oh has been Group Executive Director of the Chemical Company of Malaysia Berhad (a Malaysian corporation listed on the Kuala Lumpur Stock Exchange) since 1983. Mr. Oh is a fellow member of the Institute of Chartered Accountants of England and Wales, and the Malaysian Association of Certified Public Accountants.

B.     Compensation

The following information is provided as at December 31, 2000 for the persons named in Item 6.A.

===================================================================================================================
   Name                   Compensation           Number of          Exercise      Purchase      Expiration Date
                            Paid ($)       Shares Under Option      Price ($)     Price ($)
===================================================================================================================
Dr. Allen I. Bain         120,000               380,000              1.20           n/a         April 19, 2005
                                                100,000              0.40           n/a         January 24, 2005
-------------------------------------------------------------------------------------------------------------------
Mark Glusing                 -                     -                 n/a            n/a         n/a
-------------------------------------------------------------------------------------------------------------------
Mike Muzylowski              -                     -                 n/a            n/a         n/a
-------------------------------------------------------------------------------------------------------------------
Oh Kim Sun                                      100,000              0.40           n/a         January 24, 2005
--
===================================================================================================================

C.     Board Practices

As at June 30, 2001, the directors and members of the Registrant's administrative, supervisory and management bodies, the positions held by them and the period during which they have served in such position are as follows:

=================================================================================================
Name                 Position                                          Period Served
=================================================================================================
Dr. Allen I. Bain    President, Chief Executive Officer & Director     since May 14, 1999
-------------------------------------------------------------------------------------------------
Mark Glusing         Chief Operating Officer                           since May 17, 2001
-------------------------------------------------------------------------------------------------
Mike Muzylowski      Director                                          since May 23, 2001
-------------------------------------------------------------------------------------------------
Oh Kim Sun           Director                                          since January 25, 2000
-------------------------------------------------------------------------------------------------
Ronald G. Paton      Corporate Secretary                               since June 10, 1999
=================================================================================================

Each director's term of office expires at the Registrant's next annual general meeting. The board of directors appoints the members of its various committees for the ensuing year following each annual general meeting. Executive officers are also appointed by the Registrant's board of directors and hold office at the pleasure of the directors.

The Registrant does not have service contracts with any of its external directors which provide for benefits upon termination of employment.

Audit Committee

The members of the Registrant's audit committee are Dr. Allen I. Bain, Oh Kim
                                                                       --
Sun and Mike Muzylowski. The audit committee is responsible for reviewing the Registrant's financial reporting.

Compensation Committee

The members of the Registrant's compensation committee are Dr. Allen I. Bain, Oh
                                                                              --
Kim Sun and Mike Muzylowski. The compensation committee is responsible for reviewing performance and compensation of management of the Registrant.

Corporate Governance

The members of the Registrant's corporate governance committee are Dr. Allen I. Bain, Oh Kim Sun and Mike Muzylowski. The corporate governance committee is
      --
responsible for ensuring that the Registrant maintains corporate governance standards.

Selection Committee

The members of the Registrant's selection committee are Dr. Allen I. Bain, Oh
                                                                           --
Kim Sun and Mike Muzylowski. The selection committee is responsible for assessing and recruiting nominees to the board of directors.

D.     Employees

As at June 30, 2001, the Registrant had 14 full-time, no part-time employees and one dependent contractor and BCR had approximately 85 full-time employees.

E.     Share Ownership

The following information is presented for the persons listed in Item 6.A. as at May 31, 2001:

Common Shares

               ================================================================
                Name                 Number of               Percentage of
                                   Common Shares      Outstanding Common Shares
               ================================================================
                Dr. Allen I. Bain     5,177,355                 8.13 %
               ----------------------------------------------------------------
                Mark Glusing              Nil                   Nil
               ----------------------------------------------------------------
                Mike Muzylowski          41,000                 0.06 %
               ----------------------------------------------------------------
                Oh Kim Sun            1,713,999                 2.69 %
                --
               ----------------------------------------------------------------
                Total                 6,932,354                10.88 %
               ================================================================

Shares under Option

The following information is provided individually for the persons named in Item 6.A and all other outstanding options as a group as at May 31, 2001.


     ==========================================================================
      Name                    Number of         Exercise      Expiration Date
                            Optioned Shares     Price ($)
     ==========================================================================
                                70,000            0.15        May 21, 2004
                               100,000            0.40        January 24, 2005
      Dr. Allen I. Bain        380,000            1.20        April 19, 2005
                               990,000            0.25        January 1, 2006
     --------------------------------------------------------------------------
      Mark Glusing              50,000            0.30        March 4, 2002
                               400,000            0.10        May 21, 2006
     --------------------------------------------------------------------------
      Mike Muzylowski             -                -                -
     --------------------------------------------------------------------------
      Oh Kim Sun               100,000            0.40        January 24, 2005
      --
                               100,000            0.25        January 1, 2006
     --------------------------------------------------------------------------
                                50,000            0.15        May 19, 2003
                                80,500            0.23        June 9, 2004
      All Other                 70,000            0.23        July 25, 2004
      Outstanding              531,500            0.40        January 24, 2005
      Options                  690,000            1.20        April 19, 2005
                               515,000            0.25        January 1, 2006
                             1,400,000            0.10        May 21, 2006
     --------------------------------------------------------------------------
      Total                  5,527,000
     ==========================================================================

For further information, see the subsections entitled "Stock Option Agreements" and "Stock Option Plan", under Item 10.C. - Material Contracts, pages 51 and 51, respectively.

The Registrant implemented a stock option plan during the fiscal year ended December 31, 2000. The purpose of the stock option plan is to provide the Registrant with a share-related mechanism to attract, retain and motivate directors or employees, to reward such of those directors or employees as may be awarded options under the stock option plan for their contributions toward the long term goals of the Registrant. The maximum number of Shares issuable under the stock option plan is 6,622,958 Shares, of which 2,142,000 Shares were reserved for issuance pursuant to previous stock option grants as at December 31, 2000. Stock options which are exercised or are terminated are again available for issuance under the plan. Stock options vest over 18 months from the date of grant, as to one-third every six months. The pricing and other terms of all stock options granted by the Registrant are subject to acceptance by the CDNX.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

As far as is known to the Registrant, the Registrant is not directly or indirectly controlled by another corporation, foreign government or natural person. The Registrant is unaware of any shareholder holding, as at May 31, 2001, 5% or more of the outstanding Shares other than Dr. Allen I. Bain. See
Item 6.E. - Share Ownership, page 38.

There is no formal trading market for the shares in the United States. The following table indicates the approximate number of record holders of Shares at May 31, 2001, the number of record holders of Shares with United States addresses and the portion and percentage of Shares so held in the United States. On such date, 63,671,395 Shares were issued and outstanding.

=================================================================================================================
Total Number of Holders        Number of U.S. Holders        Shares Held in the U.S.       Percentage of Shares
=================================================================================================================
          173                            65                         1,997,788                     3.14 %
=================================================================================================================

Depositaries, brokerage firms and financial institutions hold Shares in "street names". Based upon enquiries made by the Registrant, management of the Registrant estimates that the total number of Shares beneficially owned by U.S. persons is approximately 2,054,013, representing approximately 3.26% of the total issued and outstanding Shares.

The Registrant is unaware of any significant changes in the percentage ownership held by any of the major shareholders in the last three years. The major shareholders of the Registrant do not have different voting rights than shareholders. At present there are no arrangements known to the Registrant which may result in a change of control of the Registrant.

B.     Related Party Transactions

Research Contract and License Agreements

In the normal course of its business the Registrant has entered into an exclusive licensing agreement whereby, for access to intellectual property, it has agreed to pay royalties on future licensing and product revenue, if any, on certain products utilizing the in-licensed intellectual property. While the agreement may be terminated by the Registrant upon providing appropriate notice without penalty, the Registrant is required to fund cumulative research and development expenditures of US$3 million over the three year period ending

November 21, 2003 in order to maintain the license. Unless otherwise terminated, the license agreement expires upon the expiration of the last issued patent.

On March 27, 2000, the Registrant entered into an agreement with a clinical research organization, whose subsidiary has a director who was formerly a director of the Registrant, pursuant to which the clinical research organization will conduct a four-country clinical trial program, for the Registrant's patented drug candidate for Alzheimer's disease. The total cost of the program to the Registrant is expected to be approximately $20.1 million (US$13 million) to August, 2003. The Registrant may terminate the agreement at any time with written notice and payment of all amounts due at the time of termination, reimbursement for non-cancelable costs incurred by the clinical research organization and a penalty of 10% (30% under certain circumstances) of the remaining contract payments.

Pursuant to the agreement, the clinical organization has agreed to defer US$1 million of a scheduled payment due on the date the agreement became effective (April 13, 2000) and a further US$1 million, representing scheduled payments of US$200,000 due in the period June 1, 2001 to February 1, 2002. The deferred amounts will be repaid in monthly instalments with interest over a twenty-three month period commencing October 2001.

Professional and Consulting Fees

During the quarter ending May 31, 2001, the Registrant incurred legal fees and expenses of $46,207.64 (including taxes and disbursements) rendered by a firm where one of the associate lawyers was an officer of the Registrant. During the year ended December 31, 2000, the Registrant incurred legal fees and expenses (including taxes and disbursements) of $242,767 [1999 - $32,722; 1998 - $nil] charged by a firm where one of the associate lawyers is an officer of the Registrant and consulting fees of $47,497 [1999 $nil; 1998 - $nil] charged by an accounting firm where one of the principals was an officer of the Registrant.
In addition, the Registrant incurred $nil [1999 - $7,417; 1998 - $18,033] for consulting services rendered by companies controlled by directors of the Registrant.

Interest on Loan

Interest earned on a loan to an officer of the Registrant, which was repaid during the fiscal year ended December 31, 2000, was $379 for the fiscal year ended December 31, 2000 [1999 - $1,488 1998 - $nil].The loan bore interest at the Canada Customs and Revenue Agency prescribed rate [December 31, 2000 - 6.0%; December 31, 1999 - 9%].

Premises Lease

The Registrant subleased its laboratory premises from a director for a portion of the year. The amount charged for the premises and related facility costs for the year ended December 31, 2000 totaled $68,700 [1999 - $40,729; 1998 - $nil].
The amounts charged were based on the costs incurred by the director pursuant to a premises lease agreement. No such sublease is continuing in 2001.

ITEM 8.     FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

Financial Statements

Refer to Item 17 - Financial Statements, page 54.

Legal Proceedings

In June 2001, the Registrant received notice from Bridge Pharma, Inc. claiming default by the Registrant under the provisions of a joint venture agreement between the parties dated August 12, 1999. Bridge Pharma, Inc. has claimed that the Registrant has defaulted with respect to the timing and/or the amount of funding provided to the joint venture and that the joint venture agreement is consequently terminated. To date, the Registrant has funded the joint venture with Bridge Pharma, Inc. in the approximate amount of US$561,000. The Registrant believes the claim made by Bridge Pharma, Inc. is without merit and intends to defend its rights.

On July 5, 2001, the Registrant received notice that CroMedica intended to terminate the CroMedica Agreement and enforce its security under the CroMedica Debenture if full payment of overdue amounts (with interest) owed to CroMedica was not made within 30 days. The Registrant does not presently have the cash on hand to make the required payment.

Dividend Distributions

To date, the Registrant has not paid any dividends on the Registrant's common shares. It is the present policy of the board of directors of the Registrant to retain any earnings to finance the growth and development of the Registrant's business and, therefore, the board of directors does not anticipate paying any dividends in the foreseeable future.

B.     Significant Changes

There have been no significant changes since December 31, 2000, the date of the most recent financial statements included as part of this Annual Report, other than as disclosed elsewhere in this document.

ITEM 9.     THE OFFER AND LISTING

A.     Offer and Listing Details

Stock Price History

The Registrant's Shares are listed for trading in Canada on the CDNX under the symbol "IMM" and are quoted for trading in the United States of America on the OTC Bulletin Board under the trading symbol "IMMKF". The following tables represent the high and low market prices: (a) annually, for the five most recent full financial years; (b) quarterly, for the two most recent full financial years and any subsequent period; and (c) monthly, for the most recent six months on the CDNX:

                 ======================================================
                          Year            High ($)        Low ($)
                 ======================================================
                          2000            3.70            0.17
                 ------------------------------------------------------
                          1999            0.33            0.08
                 ------------------------------------------------------
                          1998            0.34            0.02
                 ------------------------------------------------------
                          1997            0.19            0.01
                 ------------------------------------------------------
                          1996            0.59            0.10
                 ======================================================

                 ======================================================
                     Quarter Ended        High ($)        Low ($)
                 ======================================================
                  March 31, 2001          0.37            0.12
                 ------------------------------------------------------
                  December 31, 2000       0.53            0.20
                 ------------------------------------------------------
                  September 30, 2000      0.78            0.43
                 ------------------------------------------------------
                  June 30, 2000           2.10            0.60
                 ------------------------------------------------------
                  March 31, 2000          3.70            0.17
                 ------------------------------------------------------
                  December 31, 1999       0.20            0.13
                 ------------------------------------------------------
                  September 30, 1999      0.26            0.14
                 ------------------------------------------------------
                  June 30, 1999           0.33            0.09
                 ------------------------------------------------------
                  March 31, 1999          0.19            0.08
                 ======================================================

                 ======================================================
                         Month            High ($)         Low ($)
                 ======================================================
                  June 2001               0.11            0.05
                 ------------------------------------------------------
                  May 2001                0.21            0.08
                 ------------------------------------------------------
                  April 2001              0.24            0.10
                 ------------------------------------------------------
                  March 2001              0.24            0.12
                 ------------------------------------------------------
                  February 2001           0.36            0.22
                 ------------------------------------------------------
                  January 2001            0.37            0.22
                 ------------------------------------------------------
                  December 2000           0.32            0.20
                 ======================================================

Escrow Shares

There are presently issued and outstanding a total of 5,566,667 Shares (the "Escrow Shares"), at a price of $0.01 per share. The Escrow Shares are held in escrow by Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada) (the "Escrow Agent") pursuant to the terms of an agreement dated December 7, 1995 (the "Escrow Agreement"). The escrow restrictions contained in the Escrow Agreement provide that the Escrow Shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Registrant, its transfer agent, or the holders of the Escrow Shares make any transfer or record any trading of the Escrow Shares without the consent of the executive director of the BCSC or, while the Shares are listed on the CDNX, the consent of the CDNX.

The Escrow Shares may be released from escrow, pro-rata among the Escrow Holders, on the basis of one Escrow Share for every $0.206 of cash flow. Escrow Shares, while not freely tradeable, may be transferred within escrow between principals of a listed company provided that consent is first obtained from the CDNX or, if the Shares are not listed thereon, from the BCSC. If a holder of Escrow Shares ceases to be a principal of the Registrant, such holder shall be entitled to retain ownership of the Escrow Shares and shall not be required to transfer same. Upon the death or bankruptcy of an Escrow Holder, the Escrow Agent shall hold the Escrow Shares subject to the Escrow Agreement for the person that is legally entitled to become a registered owner of the Escrow Shares.

The Escrow Agreement provides that the Escrow Shares must be surrendered to the Registrant for cancellation:

1. at the time of a major reorganization of the Registrant, if required as a condition of the consent to the reorganization by the CDNX;

2. where the Common Shares have been subject to a cease trade order issued under the Securities Act (British Columbia) for a period of two consecutive years; or

3.     April 24, 2006.

B.     Plan of Distribution

Not applicable.

C.     Markets

The Shares are listed and posted for trading in Canada on the CDNX under the trading symbol "IMM" and are also quoted for trading in the United States of America on the OTC Bulletin Board under the trading symbol "IMMKF". None of the Registrant's other outstanding securities are listed or quoted for trading.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.     Share Capital

The information for this Item is not required to be provided for Annual Reports on Form 20-F filed under the Securities Exchange Act of 1934.

B.     Memorandum and Articles of Association

The Registrant is amalgamated under the Company Act (British Columbia) (the "Company Act"). Its incorporation number is 518138. The Registrant's objectives and purposes are not limited by its memorandum and articles. Pursuant to the Company Act, the Registrant is not permitted to operate a railway as a common carrier nor to operate as a club.

The Registrant's articles provide that a director shall not vote in respect of any contract or transaction in which the director is interested but such director shall be counted in quorum present at the meeting at which such vote is taken. This voting provision shall not apply to:

1. any such contract or transaction relating to a loan to the Registrant, which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

2. any contact or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director;

3. any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Registrant or a subsidiary of the Registrant, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also, directly or indirectly, interested in the contract, arrangement or transaction;

4.     determine the remuneration for the directors;

5. purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

6.     the indemnification of any director of the Registrant.

With respect to the borrower powers, the Registrant's articles provide that the directors may, on behalf of the Registrant:

1. borrow money in such manner and amount, on such security from such sources and upon such terms and conditions as they think fit,

2. issue bonds, debentures or other debt obligations either outright or as security for any liability or obligation of the Registrant or any other person, and

3. mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Registrant (both present and future).

The borrowing powers may be amended by a resolution amending the Registrant's articles passed by the shareholders, the votes not less than 75% of the Shares entitled to vote and voting at the meeting at which the resolution is presented.

The Registrant's directors are not subject to a mandatory retirement provision and are not required to hold any Shares as a condition of holding office.

The holders of Shares are entitled to vote at all meetings of shareholders of the Registrant, to receive dividends if and when declared by the directors, and subject to the rights of the holders of any Shares ranking in priority to or on parity with the Shares, to receive the remaining property and assets of the Registrant in the event of liquidation, dissolution or winding up of the Registrant. The Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Shares and they are not liable to further calls or to assessment by the Registrant. The Company Act (British Columbia) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than three-quarters of the votes cast in person or by proxy by holders of shares of that class.

The Registrant has not declared or paid any dividends on its outstanding Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends is within the discretion of the Registrant's board of directors. The Registrant is limited in its ability to pay dividends on its Shares by limitations under British Columbia law relating to the sufficiency of profits from which dividends may be paid.

The Preferred Shares were created solely for the purpose of acquiring BCR. The registered holders of the Preferred Shares shall not, as such, be entitled to vote at any general meeting of the Registrant nor shall they be entitled to any notice of or to attend any such meeting, except as may otherwise be required by law.

Each Preferred Share shall be entitled to dividends in an amount equal to the amount of any dividends paid on that number of Shares of the Registrant having a value (at the record date relating to such Share dividend declaration) of $1.00 if such dividend is paid before August 18, 2001, and thereafter in an amount equal to the amount of any dividends paid on that number of Shares having a value (at the record date relating to such Shares dividend declaration) of $1.25.

At the Registrant's election, each Preferred Share shall be automatically converted, at any time on or before August 18, 2001, into such number of Shares as have a value of $1.00 and thereafter into such number of Shares as have a value of $1.25 per Share. Any unconverted Preferred Shares shall be automatically converted into Shares on February 18, 2002.

In order to change the rights of holders of the Shares, a resolution amending the articles and, if necessary the articles, of the Registrant must be passed by a vote of not less than 75% of the Shares entitled to vote and voting at the meeting at which the resolution is presented.

An annual general meeting must be convened by the directors within 13 months of the previous year's annual general meeting and within six months of the date of the financial statements to be presented at the meeting. The directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting may be requisitioned by shareholders holding not less than 5% of the Shares entitled to vote at a general meeting of the Registrant.

A notice convening a general meeting must specify the place, the day and the location of the meeting and, in the case of special business, the general nature of that business. Accidental omission to give notice of a meeting to, or the non-receipt of a notice of meeting, by any registered shareholder shall not invalidate the proceedings at that meeting. General meetings are open to registered shareholders, proxyholders and invited guests of the Registrant.

Except to the extent described elsewhere in this Annual Report, there are no limitations on the rights to own securities of the Registrant.

C.     Material Contracts

Sidney Kimmel Cancer Center

By an arm's length exclusive licensing agreement dated April 23, 1993 (the "1F7 License Agreement") entered into between the Registrant and the San Diego Regional Cancer Center (now known as the Sidney Kimmel Cancer Center) (the "Cancer Center"), the Registrant was granted an exclusive license to use and sublicense the technology characterized as "Antibody 1F7" and to make or have made licensed products in all countries of the world in which the Cancer Center has patent rights, and to sell licensed products worldwide. Under the terms of the 1F7 License Agreement, the Registrant is required to pay to the Cancer Center a royalty equal to 2% of net sales of therapeutic licensed products and 5% of net sales of diagnostic licensed products resulting from Antibody 1F7 technology.

The 1F7 License Agreement shall expire on the later of: (a) April 23, 2010; or
(b) expiry of the last remaining patent rights. The Registrant may continue to utilize the technology under the 1F7 License Agreement after the expiration of the last remaining patent rights, but shall not have any further royalty or other payment obligations to the Cancer Center.

Subject to its terms and conditions, the 1F7 License Agreement may be terminated: (a) at any time by the Cancer Center if the Registrant files in any court a bankruptcy or insolvency petition; (b) by either party upon failure of the other party to remedy a breach for which notice was given; and (c) upon 60 days' written notice by the Registrant to the Cancer Center.

The Registrant has paid a license fee of US$10,000 to the Cancer Center.

ImmPheron, Inc.

By an arm's length agreement dated December 15, 1997, as amended December 15, 1998, the Registrant formed a strategic partnership with ImmPheron, Inc. ("ImmPheron") to continue research and development of monoclonal Antibody 1F7 and the intellectual property related to its use as a therapeutic for the prevention and treatment of HIV infection. By incurring US$81,000 in preclinical trial expenditures, ImmPheron acquired a 50% interest in the Antibody 1F7 technology licensed from the Cancer Center.

By letter agreement dated December 20, 1999 (the "ImmPheron Agreement"), the Registrant reacquired the 50% interest in the Antibody 1F7 acquired by ImmPheron, in consideration of the following payments and royalty grant to
ImmPheron:

1.     US$4,000 on execution of the agreement (paid);
2. US$2,000 on each of January 31, February 29, March 31 and April 30, 2000 (all paid);
3.     US$88,000 on July 20, 2000;
4. US$10,000 within 30 business days of the commencement of a Phase I clinical trial; and
5.     a 4% royalty on net earnings from the Antibody 1F7.

University of British Columbia

Pursuant to an arm's length agreement (the "UBC Option Agreement"), the Registrant has exercised an option granted by the UBC for the world-wide license to use and sublicense dapsone, a drug currently in use for other conditions, for the treatment of Alzheimer disease, and the manufacture, distribution and sale of products based on such technology. A formal license agreement is currently being negotiated by the Registrant and UBC which is to include the following material terms:

1. an initial, non-refundable, license fee will be payable upon execution of the license agreement, which is intended to partially reimburse UBC for its costs of developing, protecting and licensing the technology;

2. payments will be made to UBC upon certain milestones being reached, including the initiation of phase III clinical trials, filing of an NDA with the FDA, and upon receipt of FDA approval for marketing;

3. a royalty will be paid to UBC based upon the total gross revenue derived from the sale of products using the technology;

4. an annual, non-refundable, license maintenance fee of $1,000 will be paid in advance to UBC;

5. UBC will own and manage the patent portfolio, including all patents for improvements. The Registrant will pay all future patent application, patent prosecution and patent maintenance costs and will reimburse all cost incurred to date by UBC and, in return, the Registrant will have the right to designate which technologies should be patented and shall become a licensee of all resulting patents on the same terms and provided in the license agreement;

6. although UBC does not generally assign its technology, provision will be made for such assignment upon the achievement of certain milestones; and

7. the license agreement will terminate with respect to any patent and royalties applicable thereto, on the expiration or official determination of invalidity of the patent, and with respect to the know-how and all other rights, on the later to occur of expiration or invalidity of the last patent, if any, licensed under the license agreement or the expiration of ten years from the date of the license agreement.

Bridge Pharma, Inc.

By an arm's length agreement dated August 12, 1999 (the "Bridge Pharma Agreement") with Bridge Pharma, Inc., the Registrant has entered into a joint venture arrangement, on a 50-50 basis, with Bridge Pharma, Inc. for the development of a new asthma therapeutic. In order to retain its 50% interest, the Registrant is required to provide up to US$2 million in funding to the project over a period of two years. Any additional funding required above the first US$2 million will be shared equally between the parties. The goal of the collaboration between the Registrant and Bridge Pharma, Inc. is to finish the work necessary to complete clinical trials either as a continuance of the joint venture or in alliance with a strategic partner.

Bridge Pharma, Inc. and the Registrant shall each own an undivided 50% interest in all technology invented, discovered, acquired or developed under the joint venture or with the use of the defined technology of the other party.

Pursuant to an addendum agreement dated April 4, 2000 (the "Bridge Pharma Addendum"), the Registrant and Bridge Pharma, Inc. agreed to add to the joint venture the use of certain additional compounds and the associated intellectual property for the treatment of atopic dermatitis (eczema), subject to CDNX acceptance. The Registrant has agreed that it will increase its initial funding obligation from US$2 million to US$3.5 million if and when the Registrant and Bridge Pharma, Inc. both agree on the selection of at least one of the additional compounds to proceed to clinical trials.

In June 2001, the Registrant received notice from Bridge Pharma, Inc. claiming that the Registrant has defaulted with respect to the timing and/or the amount of funding provided to the joint venture and that the joint venture agreement is consequently terminated. The Registrant believes the claim made by Bridge Pharma, Inc. is without merit and intends to defend its rights.

Meditech Pharmaceuticals Inc.

By an arm's length agreement dated February 3, 2000 (the "Meditech Agreement"), Meditech granted to the Registrant an irrevocable one year option to acquire an exclusive, worldwide (exclusive of the United States) license on two of Meditech's product candidates, Viraplex and MTCH-24, or any derivatives or formulations thereof. In consideration of the grant of the Option, the Registrant paid a small up-front fee and funded some of the ongoing research and development expenditures relating to these two drugs. The Registrant exercised the license option during the fiscal year ended December 31, 2000. On May 25, 2001, the Registrant entered into a subsequent agreement with Meditech regarding its potential agricultural product and its cold sore products including Viraplex and MTCH-24 (the "Second Meditech Agreement"). This agreement replaces the Meditech Agreement. Under the Second Meditech Agreement, ownership and all sales and marketing rights will be held by Meditech The Registrant will receive a royalty on sales of products covered by claims of the recent provisional patent applications filed by the two companies. On agricultural products, the Registrant will receive 2% of worldwide sales. On cold sore products, the Registrant will receive 2% of worldwide sales, excluding sales in the United States.

The Registrant also acquired an option to purchase 10 million Meditech shares (OTCBB: MDCH). During the fiscal year ended December 31, 2000, the Registrant exercised its option and acquired 3,333,333 shares, and subsequent to the year-end, exercised the balance of the option and acquired an additional 6,666,667 shares in Meditech.

CroMedica Global Inc.

Pursuant to an arm's length agreement entered into on March 27, 2000 (the "CroMedica Agreement"), CroMedica has designed a three-country clinical trial program to test the efficacy of the Registrant's patented drug candidate against the progression of Alzheimer disease. CroMedica is responsible for the coordination, management and conduct of the studies. The CroMedica Agreement is a fixed price contract, with the price being either US$13,199,286 ("Option A Pricing") or US$13,849,286 ("Option B Pricing"), exclusive of all applicable taxes, dependent upon the involvement of the Registrant in the program. CroMedica agreed to defer payment by the Registrant of up to US$2,000,000 (approximately CDN$2,907,000) of the costs under the CroMedica Agreement. The amount of the payment deferral from time to time is secured by a debenture issued by the Registrant on March 27, 2000 in favor of CroMedica (the "CroMedica Debenture").

As of April 30, 2001, the principal amount secured under the CroMedica Debenture is US$1,000,000 (approximately CDN$1,453,500). According to the CroMedica Agreement, the principal amount shall be increased by either US$200,000 (approximately CDN$290,700) on the first day of each month from June through October 2001 if Option A Pricing applies, or by US$200,000 on the first day of each month from October 2001 through February 2002 if Option B Pricing applies.

The principal amount outstanding under the CroMedica Debenture is prescribed to be paid in equal monthly instalments (except for one month's payment which will double the amount of the payment made the other months) on the first day of each month from October 2001 through August 2003. The CroMedica Debenture provides for interest at the rate equal to the prime rate of interest charged by the Bank of Montreal for Canadian loans to Canadian customers, plus 5%. Interest shall be payable commencing on October 1, 2001 and shall be calculated from the time of their deferral under the CroMedica Agreement.

As security for the payment of all amounts payable under the CroMedica Debenture and the performance by the Registrant of its obligations thereunder, the Registrant has granted CroMedica a security interest in all of its present and future property and assets. Accordingly, if the Registrant is unable to repay the indebtedness secured by the CroMedica Debenture, all of its property and assets, including its intellectual property, shall be subject to seizure to the extent of its indebtedness to CroMedica.

The Registrant may terminate the CroMedica Agreement upon 30 days' written notice to CroMedica. If such termination is the result of an external development partnership, licensing agreement, corporate merger or acquisition, a termination fee equal to 30% of the remaining payments under the CroMedica Agreement will be due to CroMedica. The termination fee will be 10% for termination of the CroMedica Agreement by the Registrant for any other reason.

Donald Rix, formerly a director of the Registrant, disclosed his interest in this transaction as a director of a subsidiary of CroMedica and, in accordance with the provisions of the Company Act (British Columbia) abstained from voting on approval of the CroMedica Agreement.

The CroMedica Agreement further provides that CroMedica is granted a right of first refusal on all of the Registrant's clinical trials, other than the first human trial, involving Antibody 1F7.

The Registrant has the sole rights in any intellectual property arising from research under the CroMedica Agreement.

On July 5, 2001, the Registrant received notice that CroMedica may terminate the CroMedica Agreement and enforce its security under the CroMedica Debenture if full payment of overdue amounts (with interest) owed to CroMedica was not made within 30 days. The Registrant does not presently have the cash on hand to make the required payment.

Nissin Shokuhin Kabushiki, Kaisha, dba Nissin Food Products Ltd., Osaka, Japan

The Registrant acquired an exclusive world wide license, from a major Japanese company, for a new drug candidate for the treatment of HIV infection.

The license agreement dated November 21, 2000 (the "Nissin Agreement") and subsequent addendum dated January 12, 2001 (the "Nissin Addendum") are with Nissin Shokuhin Kabushiki, Kaisha, doing business as Nissin Food Products Ltd., Osaka, Japan ("Nissin"). The hNMO1 antibody was first discovered and patented by Nissin's research and development team at the Nissin Molecular Biology Institute Inc., Boston, Massachusetts.

The hNM01 monoclonal antibody is believed to act by inactivating the HIV virus, which may delay the development of AIDS in HIV infected individuals. An investigational new drug application (IND) for the hNMO1 antibody has been reviewed by the U.S. Food and Drug Administration and Phase I clinical trials were initiated at the Beth Israel Deaconess Medical Center of Boston, Massachusetts. The Registrant will commence the production of hNMO1 for continued Phase I/II clinical development of the hNMO1 antibody.

As consideration for the license under Licensed Patents granted hereunder, the Registrant shall pay to Nissin a yearly, non-refundable and non-refundable royalties. The yearly, non-refundable license fee is payable as follows:

1.     Year one                                         Nil
2.     Year two, commencing November 21, 2001     US$ 8,900
3.     Year three                                 US$ 9,400
4.     Year four, and any subsequent years        US$25,000

While the Nissin Agreement may be terminated by the Registrant upon providing appropriate notice without penalty, the Registrant is required to fund cumulative research and development expenditures of US$3 million over the three year period ending November 21, 2003 in order to maintain the license. Unless otherwise terminated, the Nissin Agreement expires upon the expiration of the last issued patent.

The Registrant shall pay 4% non-refundable royalties to Nissin on net sales for products sold by the Registrant. With respect to products based on a licensed compound where no enforceable patents have been issued and have been maintained during the term of the Nissin Agreement, the royalty rate shall be two percent of net sales.

InNexus, Inc.

On December 29, 2000, the Registrant formed a collaboration with InNexus, Inc. of Seattle, Washington (the "InNexus Agreement"). The collaboration involves the granting of an option to InNexus, Inc. to acquire the Registrant's subsidiary which holds its monoclonal antibody technologies for the treatment of AIDS.

This collaboration is anticipated to lead to the financing as well as the scientific and clinical development of the Registrant's two monoclonal antibody technologies, hNM01 and 1F7. The immediate goals of the collaboration are to provide developmental capital to re-initiate clinical testing of hNM01 and to complete pre-clinical evaluation of 1F7.

Under the terms of the InNexus Agreement, InNexus, Inc. had until July 1, 2001 to exercise its option to purchase all of the issued and outstanding shares of the subsidiary. By verbal agreement, the option was extended to July 31, 2001. As a condition InNexus, Inc. must raise additional capital, to a minimum of US$2 million, of which at least US$1 million per year must be applied to advancement of the technologies for two years.

If the option is exercised, the Registrant will receive between 36% and 42% of InNexus, Inc. voting common stock. The final percentage of stock acquired will be based on the actual amount of capital raised by InNexus, Inc. prior to exercise of the option. During the option period, the Registrant will continue to fund the development of the AIDS technologies through an advancement of US$161,000.

InNexus, Inc. will reimburse this advancement and an additional US$765,333, constituting a partial reimbursement of expenditures already made by the Registrant in the development of these technologies. The total sum of US$926,333 will be deemed to be a convertible loan from the Registrant to InNexus, Inc. bearing interest at the rate of 12% per annum and convertible into voting common stock of InNexus, Inc. at the rate of US$1.00 per share. The total indebtedness will mature within 18 months of the exercise of the option.

Upon exercise of the option, Dr. A. Charles Morgan, President of InNexus, Inc., will be made President of the Registrant's subsidiary. Dr. Allen I. Bain, President and CEO of the Registrant, will be appointed as a director of InNexus, Inc.

Escrow Agreement

Refer to the subsection entitled "Escrow Shares" under Item 9.A. - Offer and Listing Details, page 42 for a summary of the escrow agreement.

Services Agreements

Each member of senior management has entered into a services agreement with the Registrant. Refer to Item 6.B. - Compensation, page 37 concerning remuneration paid under such services agreements.

Loan Agreement

Pursuant to an Agreement dated September 13, 1999, Dr. Allen I. Bain, President, CEO and a director of the Registrant, borrowed approximately $55,000 from the Registrant. Interest was charged on the principal sum outstanding in an amount equal to the rate of interest in effect from time to time as prescribed by the Canada Customs and Revenue Agency. The loan was repaid during fiscal 2000.

Stock Option Agreements

Directors, officers, management, dependent contractors, consultants and employees of the Registrant are eligible to receive stock options. Refer to the subsection entitled "Shares Under Option" under Item 6.E. - Share Ownership, page 38 for a summary of all outstanding stock options as at May 31, 2001.
Prior to the implementation of the Registrant's stock option plan, stock option grants were governed by agreements entered into with each stock option recipient.

Stock Option Plan

The Registrant implemented a stock option plan during the fiscal year ended December 31, 2001. Refer to the subsection entitled "Shares Under Option" under
Item 6.E. - Share Ownership, page 38 for further information regarding the Registrant's stock option plan.

D.     Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. For further information, see Item 10.E. - Taxation, page 51.

E.     Taxation

This discussion summarizes the tax consequences for a person who deals at arm's length with the Registrant, holds all common shares solely as capital property, is a non-resident of Canada and does not, and is not deemed to, use or hold any common shares in the course of carrying on business in Canada.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of income taxes, including withholding provisions to which United States security holders who are non-residents of Canada are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered. Security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own taxes. The Registrant has not paid dividends on the Shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.

Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Registrant's non-resident shareholders. However, a corporation resident in the United States that beneficially owns at least 10% of the voting stock of the Registrant would have this rate reduced to 5% through the tax treaty between Canada and the United States. The rate of Canadian non-resident withholding may not exceed 15% of the dividend in the case of United States shareholders other than as described above. The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would be equal to the amount by which the stated capital of the Registrant had increased by reason of the payment of such a dividend. Interest paid or deemed to be paid on the Registrant's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

(b)     persons with whom the non-resident holder did not deal at arm's length;
        or

(c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of the Registrant at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom Shares represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such Shares by reason of the Treaty unless:

(a) the value of such Shares is derived principally from real property (including resource property) situated in Canada,

(b) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(c)     the holder is a U.S. LLC which is not subject to tax in the U.S.

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

F.     Dividends and Paying Agents

The information for this Item is not required to be provided for Annual Reports on Form 20-F filed under the Securities Exchange Act of 1934.

G.     Statement by Experts

The information for this Item is not required to be provided for Annual Reports on Form 20-F filed under the Securities Exchange Act of 1934.

H.     Documents on Display

Documents are available for inspection Monday through Friday, 9:30 a.m. to 4:30 p.m. (Pacific Time) at the offices of the Registrant's legal counsel, Maitland & Company, Barristers & Solicitors, located at Suite 700, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Canada, Telephone (604) 681-7474.

I.     Subsidiary Information

Information regarding the Registrant's subsidiaries is disclosed in Item 4.C. and elsewhere in this Annual Report.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Registrant's financial status and business is affected by fluctuations in the domestic and world markets, including exchange rates and interest rates. The Registrant's policies attempt to handle these fluctuations by maintaining a appropriate balance between risk, opportunities and cost.

Foreign Exchange Risk

The Registrant is exposed to foreign currency fluctuations since a large portion of our research and development spending is transacted in United States (U.S.) dollars. The Registrant uses the Canadian dollar as its measurement and functional currency.

Unrealized foreign exchange translation gains or losses on long term monetary assets and liabilities are deferred and amortized over the remaining life of the related items. The repayment of debt owing in U.S. dollars to a clinical research organization is directly affected by interest rates.

Interest Rate Risk

The Registrant's exposure to market risks for changes in interest rates, relate primarily to cash equivalents, short-term investments and a current debenture that is due to a clinical research organization. The debenture with this clinical research organization consists of a US$1 million long-term liability bearing interest at Bank of Montreal prime rate plus 5% [prime rate at May 31, 2001 - 6.5%]. Changes in the interest rate will have a noticeable effect on interest payments once the accrued interest becomes payable.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The information for this Item is not required to be provided for Annual Reports on Form 20-F filed under the Securities Exchange Act of 1934.

                                     PART II

ITEM 13.   DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

In June 2001, the Registrant received notice from Bridge Pharma, Inc. claiming default by the Registrant under the provisions of a joint venture agreement between the parties dated August 12, 1999. Bridge Pharma, Inc. has claimed that the Registrant has defaulted with respect to the timing and/or the amount of funding provided to the joint venture and that the joint venture agreement is consequently terminated. To date, the Registrant has funded the joint venture with Bridge Pharma, Inc. in the approximate amount of US$561,000. The Registrant believes the claim made by Bridge Pharma, Inc. is without merit and intends to defend its rights.

On July 5, 2001, the Registrant received notice that CroMedica intended to terminate the CroMedica Agreement and enforce its security under the CroMedica Debenture if full payment of overdue amounts (with interest) owed to CroMedica was not made within 30 days. The Registrant does not presently have the cash on hand to make the required payment.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.   RESERVED

ITEM 16.   RESERVED

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

The consolidated financial statements of the Registrant have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.



Consolidated Financial Statements

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)
December 31, 2000
(Expressed in Canadian Dollars)

                                AUDITORS' REPORT


To the Shareholders of
Immune Network Ltd.
(formerly Immune Network Research Ltd.)

We have audited the consolidated balance sheets of Immune Network Ltd. (formerly Immune Network Research Ltd.) as at December 31, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for the years then ended and for the period from inception (February 25, 1991) to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended and for the period from inception (February 25, 1991) to December 31, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The consolidated financial statements for the year ended December 31, 1998 and for the period from inception (February 25, 1991) to December 31, 1998 were audited by other auditors who expressed an opinion without reservation on those statements in their respective reports.


Vancouver, Canada,
March 2, 2001 (except for note 26(e)                    /s/Ernst & Young LLP
which is as of April 24, 2001).                            Chartered Accountants

         Comments by Auditor on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 2, 2001 (except for note 28(e), which is as of April 24, 2001) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.


Vancouver, Canada,
March 2, 2001 (except for note 26(e) )                    /s/Ernst & Young LLP
which is as of April 24, 2001).                            Chartered Accountants

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS
                      [see Note 1 - Basis of Presentation]

As at December 31                                (Expressed in Canadian Dollars)


                                                             2000        1999
                                                              $           $
--------------------------------------------------------------------------------

ASSETS [notes 13 and 14]
Current
Cash and cash equivalents [note 4]                        2,578,731     117,058
Short-term investments                                        5,000      50,000
Restricted investment [note 14]                              75,000        -
Accounts receivable (net of allowance
   provision of $40,000; 1999 - $nil) [notes 20 and 21]   1,063,543      16,852
Unbilled revenue                                            210,555        -
Investment tax credit and taxes recoverable                  94,077        -
Government grants receivable                                 10,000       5,736
Deposits and prepaid expenses                               262,906      28,899
--------------------------------------------------------------------------------
                                                          4,299,812     218,545
--------------------------------------------------------------------------------
Loan receivable from an officer [note 20]                      -         32,213
Capital assets [note 7]                                   1,774,140      76,805
Intellectual properties [note 8]                            482,724     327,121
Long-term investments [note 11]                           8,782,877      29,896
Other assets [note 10]                                    3,868,158        -
Goodwill [note 9]                                         5,408,143        -
--------------------------------------------------------------------------------
                                                         24,615,854     684,580
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                  1,259,980     303,575
Unearned revenue                                            177,531        -
Current portion of obligations under capital
   leases [note 12]                                         128,018        -
Current portion of long-term debt [note 13]                 513,553        -
--------------------------------------------------------------------------------
                                                          2,079,082     303,575
--------------------------------------------------------------------------------
Obligations under capital leases [note 12]                  240,605        -
Long-term liability [note 13]                             1,133,296        -
Loan payable to shareholder [note 15]                          -         50,000
Future income taxes [note 19]                             3,109,000        -
Deferred dilution gain [note 11(a)]                         877,439        -
Minority interest in subsidiaries                         4,148,683        -
--------------------------------------------------------------------------------
                                                         11,588,105     353,575
--------------------------------------------------------------------------------
Commitments and contingency [note 18]
Shareholders' equity
Preferred shares [note 17]                                7,532,021        -
Common shares [note 17]                                  17,790,272   3,796,435
Special warrants [note 17(d)]                                75,000        -
Contributed surplus [note 17(e)]                             57,589        -
Deficit accumulated during development stage            (12,427,133) (3,465,430)
--------------------------------------------------------------------------------
                                                         13,027,749     331,005
--------------------------------------------------------------------------------
                                                         24,615,854     684,580
================================================================================

See accompanying notes

On behalf of the Board:          /s/Allen I. Bain            /s/Robert J. Gayton

                                  Director                         Director

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      [see Note 1 - Basis of Presentation]

Years ended December 31                          (Expressed in Canadian Dollars)

                                                                                                       From Inception
                                                                                                       (February 25,
                                                                                                          1991) to
                                                                                                        December 31,
                                                      2000                1999             1998           2000
                                                       $                   $                $              $
-----------------------------------------------------------------------------------------------------------------------
REVENUE
Contract revenue                                    1,867,339                -                 -         1,867,339
Direct costs on contract revenue                   (1,028,541)               -                 -        (1,028,541)
-----------------------------------------------------------------------------------------------------------------------
Gross margin                                          838,798                -                 -           838,798
Rental revenue                                        459,366                -                 -           459,366
-----------------------------------------------------------------------------------------------------------------------
                                                    1,298,164                -                 -         1,298,164
-----------------------------------------------------------------------------------------------------------------------

EXPENSES
Research and development [note 20]                  7,186,541             420,195            20,260      8,587,166
General and administrative [note 20]                2,766,856             368,974           166,855      4,612,320
Interest expense on long-term debt                    146,649                -                 -           146,649
Interest expense on capital leases                     16,628                -                 -            16,628
Amortization                                          627,590              40,851            10,795        770,534
Loss on writedown of intellectual properties             -                   -                 -            88,760
Loss on disposition of capital assets                    -                   -                4,673          3,417
-----------------------------------------------------------------------------------------------------------------------
                                                   10,744,264             830,020           202,583     14,225,474
-----------------------------------------------------------------------------------------------------------------------
Loss before the undernoted items                    9,446,100             830,020           202,583     12,927,310
Interest income [note 20]                            (251,182)            (14,036)             (912)      (305,927)
Loss on writedown of long-term investments
   [note 11]                                          120,156                -                 -           120,156
Dilution gain amortization                            (30,257)               -                 -           (30,257)
Loss on disposition of intellectual properties           -                   -                 -            38,965
Equity in loss from subsidiary                        588,595                -                 -           588,595
-----------------------------------------------------------------------------------------------------------------------
Loss before income taxes and minority interest      9,873,412             815,984           201,671     13,338,842
Future income tax recovery                           (841,000)               -                 -          (841,000)
-----------------------------------------------------------------------------------------------------------------------
Net loss before minority interest                   9,032,412             815,984           201,671     12,497,842
Minority interest in loss from subsidiary             (70,709)               -                 -           (70,709)
-----------------------------------------------------------------------------------------------------------------------

Net loss for the period                             8,961,703             815,984           201,671     12,427,133

Deficit accumulated during development stage,
   beginning of period                              3,465,430           2,649,446         2,447,775           -
-----------------------------------------------------------------------------------------------------------------------
Deficit accumulated during development stage,
   end of period                                   12,427,133           3,465,430         2,649,446     12,427,133
=======================================================================================================================

Loss per common share                                    0.21                0.03              0.01           -
=======================================================================================================================

Weighted average number of
   outstanding shares                              42,882,698          24,253,222        20,137,118           -
=======================================================================================================================

See accompanying notes

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      [see Note 1 - Basis of Presentation]

Years ended December 31                          (Expressed in Canadian Dollars)

                                                                                                       From Inception
                                                                                                       (February 25,
                                                                                                          1991) to
                                                                                                        December 31,
                                                      2000                1999             1998           2000
                                                       $                   $                $              $
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                (8,961,703)          (815,984)        (201,671)     (12,427,133)
Items not involving cash
   Amortization                                       627,590             40,851           10,795          770,534
   Amortization of deferred charges                    13,635               -                -              13,635
   Dilution gain amortization                         (30,257)              -                -             (30,257)
   Future income taxes recovery                      (841,000)              -                -            (841,000)
   Minority interest in loss from subsidiary          (70,709)              -                -             (70,709)
   Equity in loss from subsidiary                     588,595               -                -             588,595
   Writedown of investments                           120,156               -                -             120,156
   Long-term liability for clinical research        1,600,149               -                -           1,600,149
   Stock based compensation                            57,589               -                -              57,589
   Loss on writedown of intellectual properties          -                  -                -              88,760
   Loss on disposition of capital assets                 -                  -               4,673            3,417
   Loss on disposition of intellectual properties        -                  -                -              38,965
-----------------------------------------------------------------------------------------------------------------------
                                                   (6,895,955)          (775,133)        (186,203)     (10,087,299)
Net change in non-cash working capital [note 23]     (107,629)            26,848           56,607          (30,579)
-----------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                  (7,003,584)          (748,285)        (129,596)     (10,117,878)
-----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from
   Shareholder loan                                      -                  -              50,000           50,000
   Share subscriptions received                          -                 9,000           45,000           54,000
   Special warrants                                   318,000               -                -             318,000
Proceeds from issuance of common shares             9,332,265          1,049,575          110,000       13,094,630
Loan to officer                                          -               (55,000)            -             (55,000)
Repayment of a loan to officer                         32,213             22,787             -              55,000
Payments on obligations under capital leases          (45,645)              -                -             (45,645)
-----------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities               9,636,833          1,026,362          205,000       13,470,985
-----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of intellectual properties                  (412,654)           (65,348)         (13,951)        (850,667)
Purchase of capital assets                           (312,996)           (92,767)            -            (444,533)
Proceeds from disposal of capital and
   intellectual properties                               -                  -               7,618           31,618
Purchase of long-term investments                    (340,710)           (29,896)            -            (370,606)
Purchase of restricted investments                    (75,000)              -                -             (75,000)
Purchase of short-term investment                        -               (50,000)            -             (50,000)
Redemption of short-term investments                   50,000               -                -              50,000
Cash acquired on business combination net of costs
   of acquisition [note 5]                            919,784               -                -             934,812
-----------------------------------------------------------------------------------------------------------------------
Cash (used in) provided by investing activities      (171,576)          (238,011)          (6,333)        (774,376)
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents    2,461,673             40,066           69,071        2,578,731
Cash and cash equivalents, beginning of period        117,058             76,992            7,921             -
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period            2,578,731            117,058           76,992        2,578,731
=======================================================================================================================

Supplementary cash flow information
Interest paid                                          21,582               -                -              21,582
=======================================================================================================================

See accompanying notes

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Immune Network Ltd., (the "Company") amalgamated under the laws of the Province of British Columbia, is a biotechnology company focused on the development of new drugs to treat major diseases and bolster the body's immune system. The Company is in the process of developing drugs for treatment against AIDS, Alzheimer's Disease, Asthma and skin disorders. The Company's strategy is to acquire technology rights where undervalued, add value by progressing their development, and obtain a return of investment from the technologies rapidly through licensing agreements, alliances, or spin-offs. The Company has not yet determined the ultimate economic viability of the drugs under development. The Company is a development stage company and commercial operations have not yet commenced. To date, the Company has not earned significant revenues from these drugs [note 25]. In addition, through its subsidiary, the Company provides laboratory analysis and testing, field work, pilot plants, consulting services and applied research and development under contract in the following market areas: chemical process and analysis, environment health and safety and natural health product services. The Company also derives revenue from rental property.

On August 16, 2000, the Company changed its name from "Immune Network Research Ltd." to "Immune Network Ltd."

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company has incurred a net loss of $8,766,502 in 2000 and at December 31, 2000 has a deficit accumulated during development stage of $12,231,932. The Company has financed its cash requirements primarily from share issuances. The Company's continuation as a going concern is uncertain and dependent on successfully bringing its technologies to the market and achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. Although the Company has been successful in the past in obtaining financing through the sale of its equity securities, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies. These financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 22. A summary of the significant accounting policies are as follows:

Basis of presentation

These consolidated financial statements include the accounts of the Company and its 66% controlling interest in BC Research Inc ("BC Research") which was acquired in fiscal 2000. BC Research has controlling interest in the following subsidiaries:

     Silvagen Holdings Inc. ("Silvagen Holdings")     69% owned
     Lockhart Risk Management Ltd. - inactive        100% owned
     BCR Scientific Capital Inc. - inactive          100% owned
     BCR China Inc. - inactive                        49% owned
     BCR China Ltd. - inactive                        49% owned

These consolidated financial statements also include the Company's 50% proportionate interest of the accounts of its joint venture with Bridge Pharma Inc.

All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents which are recorded at amortized cost and approximates market value.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Short-term investments

Short-term investments are considered to be temporary investments, comprise common shares in publicly traded companies and are carried at the lower of cost or market. As at December 31, 2000 and 1999 the quoted market value of these investments approximates their cost.

Revenue recognition

Revenue from contractual projects is recognized on a percentage of completion basis based on the ratio of actual costs incurred to the estimated total cost to complete the project, in accordance with the terms of the agreement. Provision for loss on contracts is recorded in the period in which a loss is determined. Revenue earned in excess of billings is recorded as unbilled revenue. Payments received in advance of work performed are deferred and recorded as unearned revenue. All amounts included in unbilled revenue at December 31, 2000 are expected to be billed and collected within one year.

Rental revenue is recognized as earned on a monthly basis.

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

Unrealized foreign exchange translation gains or losses on long term monetary assets and liabilities are deferred and amortized over the remaining life of the related items.

Long-term investments

The Company accounts for long-term investments in which it or its subsidiaries exercise significant influence using the equity method. Investments in which the Company or its subsidiaries do not exercise significant influence are recorded at cost. Long-term investments are written down if there is a permanent impairment in their carrying value.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Capital assets and other assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the expected useful lives as follows:

     Office furniture and equipment     5 years
     Computer equipment                 3 years
     Software                           2 years
     Laboratory equipment               5 years
     Leasehold improvements             Over the term of the lease

Included in other assets is an amount representing the future benefit arising from a favourable lease which was acquired by the Company [see note 5] during the year ended December 31, 2000. This amount is being amortized over the term of the lease plus one renewal period.

Intellectual properties

The costs of acquiring technology, trademarks, patents and license are capitalized, and amortized on a straight-line basis over their estimated useful lives. At October 1, 1999, the Company changed the estimated useful lives of its technology and license from 17 years to 5 years, and from 20 years to 5 years for patents, after reviewing current industry information. The change in estimate has been accounted for prospectively from October 1, 1999 and resulted in additional amortization expense in the year ended December 31, 2000 of approximately $52,000 [1999 - $10,000]. Trademarks are being amortized over 5 years.

The carrying values of intellectual properties do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these intellectual properties. Management reviews the intellectual properties for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Management measures any potential impairment by comparing the carrying value to the undiscounted amounts of expected future cash flows.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Goodwill

Goodwill represents the excess of the purchase price over the fair values of net assets acquired, and is being amortized on a straight-line basis over 10 years. On an ongoing basis, management reviews the valuation and amortization of goodwill, based on future estimated operating income and taking into consideration any events and circumstances which might have resulted in the impairment of goodwill.

Research and development costs

Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization.

Investment tax credits and government assistance

The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made providing there is reasonable assurance of recoverability. The investment tax credit reduces the carrying cost of expenditures for capital assets and research and development expenses to which they relate.

Government assistance towards current expenses is included in revenue in the year to which the expenses relate. Government assistance towards the acquisition of capital assets is deducted from the cost of the related capital assets.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding including escrow shares. Fully diluted loss per share has not been presented since the Company's convertible preferred shares, stock options and warrants are anti-dilutive.

Income taxes

The Company uses the liability method to account for income taxes. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Stock based compensation

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in note 17(c). No compensation is recognized for this plan when common shares or stock options are issued to employees. Any consideration received from employees on the exercise of stock options or the purchase of common shares is credited to share capital.


3.  FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, restricted investment, accounts receivable, unbilled revenue, investment tax credit and taxes recoverable, government grants receivable and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The loan receivable from an officer, loan payable to shareholder, long-term debt and obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rate and therefore, approximates their fair value.

The Company's long-term investments, unless otherwise specified, do not have quoted market prices because they are not traded in an active and liquid market. Management assesses its long-term investments for permanent impairment on a periodic basis.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




4.  CASH EQUIVALENTS

Cash equivalents include approximately $1,979,000 [1999 - $99,000] of term deposits and bankers' acceptances with a weighted average interest rate of 5.14% at December 31, 2000 [1999 - 3.85%]. In addition, cash equivalents include cash deposits denominated in US dollars aggregating $88,000 (US $58,000) at December 31, 2000 [1999 - $nil].


5.  ACQUISITION

On August 18, 2000 the Company acquired approximately 66% of the outstanding common shares of BC Research for consideration of 7,532,021 common shares at a fair value of $0.58 per share and 7,532,021 Class A convertible preferred shares at a fair value of $1.00 per share. Each convertible preferred share shall be converted into such number of common shares having a value of $1.00 per share at any time on or before August 18, 2001, and thereafter for such number of common shares having a value of $1.25 per share. Any unconverted preferred shares shall be automatically converted into common shares on February 18, 2002. If the convertible preferred shares are converted into common shares having a value of $1.25, the difference of $0.25 will be recorded as a dividend.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




5.  ACQUISITION (cont'd.)

The acquisition has been accounted for by the purchase method under which the results of operations of BC Research since the date of acquisition are included in these financial statements. The consideration paid has been allocated to the net identifiable assets acquired based on their estimated fair value as follows:

                                                                          $
--------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                             1,002,257
Current assets                                                        1,204,229
Loan receivable                                                          50,000
Capital assets                                                        1,540,170
Long-term investment in CellFor Inc.                                  8,374,000
Other assets - benefit from favourable lease                          3,947,400
Goodwill                                                              5,612,597
--------------------------------------------------------------------------------
Total assets                                                         21,730,653
--------------------------------------------------------------------------------

Liabilities
Current liabilities                                                  (1,248,265)
Capital lease obligations                                              (329,930)
Future income taxes                                                  (3,950,000)
--------------------------------------------------------------------------------
Total liabilities                                                    (5,528,195)
--------------------------------------------------------------------------------
                                                                     16,202,458
Minority interest in net assets                                      (4,219,392)
--------------------------------------------------------------------------------
                                                                     11,983,066
================================================================================

Consideration paid
Common shares issued                                                  4,368,572
Class A convertible preferred shares issued                           7,532,021
Cost of acquisition                                                      82,473
--------------------------------------------------------------------------------
                                                                     11,983,066
================================================================================

At December 31, 2000, BC Research has fully vested options outstanding which are convertible into its common shares. Such conversions would not materially decrease the Company's interest in the earnings or net assets of BC Research.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




6.  JOINT VENTURE

On August 12, 1999, the Company entered into an agreement with Bridge Pharma Inc. for the development of a new asthma therapeutic in a 50% owned joint venture. Pursuant to the joint venture agreement, the Company is required to fund the first US $2 million of expenditures over a two year period in order to maintain its 50% interest. As at December 31, 2000, the Company has contributed $713,197 (US $490,000) into the joint venture [December 31, 1999 - $196,507 (US
$131,000)].

The Company's 50% interest in the joint venture is as follows:

                                                             2000        1999
                                                              $           $
--------------------------------------------------------------------------------

Statement of loss and deficit
Interest income                                               4,074         312
Research and development                                   (168,980)    (40,462)
General and administrative                                   (2,467)     (5,994)
Amortization                                                 (7,697)     (3,058)
--------------------------------------------------------------------------------
Loss from joint venture                                    (175,070)    (49,202)
================================================================================

                                                             2000        1999
                                                              $           $
--------------------------------------------------------------------------------
Balance sheet
Cash and cash equivalents                                    52,655      11,051
Amounts receivable and prepaid expenses                      32,672      14,280
Technology, license and patent costs                         61,172      35,848
--------------------------------------------------------------------------------
Total assets                                                146,499      61,179
Accounts payable and accrued liabilities                     14,172      12,128
--------------------------------------------------------------------------------
Net assets                                                  132,327      49,051
================================================================================

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




6.  JOINT VENTURE (cont'd.)

                                                             2000        1999
                                                              $           $
--------------------------------------------------------------------------------
Statement of cash flows
Cash (used in) operating activities                        (181,012)    (48,296)
Cash (used in) investing activities                         (35,729)    (38,906)
Cash provided by financing activities                       258,345      98,253
================================================================================


7.  CAPITAL ASSETS

                                                         Accumulated    Net Book
                                               Cost     Amortization     Value
                                                $             $            $
--------------------------------------------------------------------------------

2000
Office furniture and equipment               110,267        15,236       95,031
Computer equipment                           388,144        69,654      318,490
Software                                     202,088        51,058      151,030
Laboratory equipment                         619,921        44,089      575,832
Leasehold improvements                       660,404        26,647      633,757
--------------------------------------------------------------------------------
                                           1,980,824       206,684    1,774,140
================================================================================

1999
Office furniture and equipment                 9,074           908        8,166
Computer equipment                            58,693         8,804       49,889
Software                                      25,000         6,250       18,750
--------------------------------------------------------------------------------
                                              92,767        15,962       76,805
================================================================================

Included in capital assets are laboratory and computer equipment under capital leases with a cost of $311,523 [1999 - $nil] and net book value of $264,351 [1999 - $nil].

Amortization expense for the year ended December 31, 2000 amounted to $190,722 [1999 - $15,962; 1998 - $nil; inception to date - $321,700].

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




8.  INTELLECTUAL PROPERTIES


                                                         Accumulated    Net Book
                                               Cost     Amortization     Value
                                                $             $            $
--------------------------------------------------------------------------------

2000
Technology                                   208,835        68,006      140,829
License                                      189,383        30,470      158,913
Patents                                      253,529        97,576      155,953
Trademarks                                    31,040         4,011       27,029
--------------------------------------------------------------------------------
                                             682,787       200,063      482,724
================================================================================

1999
Technology                                   206,257        26,497      179,760
License                                        5,000          -           5,000
Patents                                      195,820        53,459      142,361
--------------------------------------------------------------------------------
                                             407,077        79,956      327,121
================================================================================

Amortization expense for the year ended December 31, 2000 amounted to $120,107 [1999 - $24,890; 1998 - $10,099; inception to date - $200,063].


9.  GOODWILL


                                                         Accumulated    Net Book
                                               Cost     Amortization     Value
                                                $             $            $
--------------------------------------------------------------------------------

2000
Goodwill                                   5,612,597       204,454    5,408,143
================================================================================

Amortization expense for the year ended December 31, 2000 amounted to $204,454.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




10.  OTHER ASSETS


                                                         Accumulated    Net Book
                                               Cost     Amortization     Value
                                                $             $            $
--------------------------------------------------------------------------------

2000
Benefit from favourable lease              3,947,400       112,307    3,835,093
Deferred foreign exchange loss                46,700        13,635       33,065
--------------------------------------------------------------------------------
                                           3,994,100       125,942    3,868,158
================================================================================

Amortization expense for the year ended December 31, 2000 amounted to $125,942.


11.  LONG-TERM INVESTMENTS

The Company holds the following long-term investments

                                                             2000        1999
                                                              $           $
--------------------------------------------------------------------------------
Investments with significant influence
Azure Dynamics Inc.                                         756,024        -
CellFor Inc.                                              7,876,153        -

Investments recorded at cost
Meditech Pharmaceuticals, Inc.                              150,700        -
MindMyBody.com Inc.                                            -         29,896
--------------------------------------------------------------------------------
                                                          8,782,877      29,896
================================================================================

a]     Azure Dynamics Inc.

The Company acquired a 62% indirect interest in Azure Dynamics Inc. ("Azure"), a private company, when it acquired control over BC Research [see note 5] on August 18, 2000. Azure, a company incorporated under the laws of Canada is a development stage company developing an adaptive hybrid electric vehicle control system. On October 31, 2000, the Company's interest in Azure was diluted to approximately 38% when Azure issued additional common shares to outside investors for cash of $2,198,481. Accordingly, the Company ceased consolidating Azure at October 30, 2000 and began accounting for it using the equity method. The transaction resulted in a dilution gain of $907,696 which is being amortized over five years based on the estimated useful life of the patents and license technology in Azure.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




11.  LONG-TERM INVESTMENTS (cont'd.)

The fair value of Azure Dynamics Inc., a private company, is not readily determinable at December 31, 2000 since there is presently no market for its shares. Management believes the fair value of this investment at December 31, 2000 approximates its carrying value. However, it is reasonably possible that the carrying value of this investment may be written down in the near term, if management believes that an impairment is other than temporary.

b]     CellFor Inc.

Through its investment in BC Research and Silvagen Holdings Inc ('Silvagen"), the Company owns 26% of the common shares of CellFor Inc.

The fair value of the investment in CellFor Inc., a private company, is not readily determinable since there is presently no market for this investment. Management believes the fair value of this investment at December 31, 2000 approximates its carrying value. However, it is reasonably possible that the carrying value of this investment may be written down in the near term, if management subsequently determines that an impairment has occurred.

Summarized financial information of CellFor Inc. for the period from September 1, 2000 to December 31, 2000 and as at December 31, 2000 are as follows:

                                                                        2000
                                                                         $
--------------------------------------------------------------------------------

Statement of loss
Revenue                                                                 333,468
Research and development                                             (1,382,593)
Production costs                                                       (857,460)
General and administrative                                             (982,552)
Interest expense                                                       (231,590)
Investment tax credits                                                1,314,724
Amortization                                                            (56,218)
--------------------------------------------------------------------------------
Loss                                                                  1,862,221
================================================================================

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




11.  LONG-TERM INVESTMENTS (cont'd.)

                                                                        2000
                                                                         $
--------------------------------------------------------------------------------

Balance sheet
Current assets                                                        5,775,283
Other assets                                                          3,594,980
--------------------------------------------------------------------------------
Total assets                                                          9,370,263
Current liabilities                                                   6,771,240
Long-term liabilities                                                 1,686,781
--------------------------------------------------------------------------------
Net assets                                                              912,242
================================================================================

c]     Meditech Pharmaceuticals, Inc.

In February 2000, the Company obtained an irrevocable option for an exclusive license from Meditech Pharmaceuticals, Inc. ("Meditech") to acquire the rights to use, market and sell certain drug compounds. The option, expiring on February 3, 2001, allows the Company to negotiate a licensing arrangement with Meditech for a fee of US $125,000.

As part of the arrangement, the Company was also granted share purchase options to acquire 10 million common shares of Meditech at an exercise price of US $0.03 per share expiring on February 3, 2001. The license fee of US $125,000 paid by the Company has been capitalized as license cost. No amount has been allocated to the share purchase options because the common shares of Meditech were not publicly listed at the time of granting and therefore the options had nominal value.

On October 25, 2000, the Company exercised a part of its options and acquired 3,333,333 common shares of Meditech for $150,700 (US $100,000). The common shares of Meditech are restricted until they are registered for trading with the Securities and Exchange Commission in the United States.

The Company has an approximate 2.5% interest in Meditech, which is accounted for as a portfolio investment.

As at December 31, 2000 the market value of this investment based on quoted market price was approximately $375,000. However, due to the fact that the common shares of Meditech are thinly traded, it is reasonably possible that the carrying value of this investment may be written down in the near term, if management subsequently determines that an impairment has occurred.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





11.  LONG-TERM INVESTMENTS (cont'd.)

d]     MindMyBody.com Inc.

In December 1999, the Company acquired for cash of $29,896 common shares of MindMyBody.com Inc. ("MMB") representing approximately an 8% interest in the private company. During the year ended December 31, 2000, the Company acquired additional common shares of MMB for cash of $75,974 (US $50,000). In October, 2000, the Company determined that its investment in MMB was impaired because MMB was insolvent. Accordingly, the entire investment of $105,870 was written off as a charge to income in fiscal 2000.

e]     Skye Boat Inc.

During the year ended December 31, 2000, the Company acquired 10,000 common shares in Skye Boat Inc., a private company engaged in the development of computer software, for cash of $14,286 [US $10,000]. The investment has been written off as a charge to income in 2000 because Skye Boat Inc. is insolvent and has discontinued it operations.


12.  OBLIGATIONS UNDER CAPITAL LEASES

The Company leases various laboratory and computer equipment, included in capital assets, which are classified as capital leases. The future minimum annual lease payments are as follows:

                                                                        2000
                                                                         $
--------------------------------------------------------------------------------

2001                                                                    160,017
2002                                                                    153,359
2003                                                                     83,190
2004                                                                     32,559
2005                                                                      2,448
--------------------------------------------------------------------------------
Total minimum lease payments                                            431,573
Less amount representing interest at rates
   averaging approximately 15%                                           62,950
--------------------------------------------------------------------------------
                                                                        368,623
Less due within one year                                                128,018
--------------------------------------------------------------------------------
                                                                        240,605
================================================================================

Interest expense incurred on obligations under capital leases during the year is $16,628 [1999 - $nil; 1998 - $nil; inception to date - $16,628].

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





13.  LONG-TERM LIABILITY

This represents an amount due to a clinical research organization [see note 18(b)], of US $1 million long-term liability bearing interest at Bank of Montreal prime rate plus 5% [prime rate at December 31, 2000 - 7.5%] and due on August 1, 2003. Principal payments of US $83,333 plus accrued interest are payable in monthly instalments commencing October 1, 2001 and ending August 1, 2003.

                                                                        2000
                                                                         $
--------------------------------------------------------------------------------

Principal and accrued interest (US $1,097,752)                        1,646,849
Less current portion including accrued interest                         513,553
--------------------------------------------------------------------------------
                                                                      1,133,296
================================================================================

As collateral the Company has granted a first fixed and floating charge on all of it's property and assets.

Interest expense on the long-term liability incurred during the year ended December 31, 2000 amounted to $146,649.


14.  LINE OF CREDIT

The Company has two operating lines of credit, as follows:

i] The Company has a $75,000 operating demand line of credit bearing interest at the bank's prime rate. As collateral, the Company has pledged a guaranteed investment certificate in the amount of $75,000. At December 31, 2000, the operating line of credit was not drawn upon.

       The bank's prime rate at December 31, 2000 was 7.5%.

ii] A subsidiary of the Company has a $500,000 operating line of credit bearing interest at prime plus 1.5% per annum. The balance outstanding on the operating line of credit cannot exceed the lesser of $500,000 and 75% of total accounts receivable less priority claims. There were no borrowings outstanding under this facility as at December 31, 2000.

       As collateral for this banking facility, the subsidiary has provided the bank with a general security agreement on all personal and real property presently owned and acquired in the future.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





14.  LINE OF CREDIT (cont'd.)

Additionally, the subsidiary is subject to various covenants under the banking facilities including: maintaining certain financial ratios; maintaining shareholders' equity in excess of a specified amount; and obtaining approval prior to the payment of dividends or making capital expenditures in excess of a specified amount. As December 31, 2000, the subsidiary was in compliance with these covenants.


15.  LOAN PAYABLE TO SHAREHOLDER

On June 1, 1998 the Company borrowed $50,000 (the "Principal") from a shareholder who holds less than 10% of the outstanding shares of the Company. The loan plus any unpaid interest at 12% per annum was due on or before June 15, 2001. For the year ended December 31, 2000, $2,747 [1999 - $3,000; 1998 -
$3,371; inception to date - $9,118] of interest expensed had been incurred. Subject to regulatory approval, the lender may, at any time, convert the principal to common shares of the Company at a price of $0.20 per share before June 1, 2000. Thereafter the conversion price would increase by $0.05 per share each year.

At the time the convertible debt was issued, it was determined that the equity conversion feature had nominal value and accordingly, the full amount of the proceeds raised was recorded as debt.

In June 2000, under the terms of the loan, the principal was converted into 200,000 common shares at a price of $0.25 per share.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





16.  EMPLOYEE FUTURE BENEFITS

The Company provides a defined contribution retirement plan to its management and employees. All full time employees are eligible for the plan after completing one year of employment. The Company contributes a fixed amount to the plan for each participating employee based on a percentage of gross earnings for each employee. For the year ended December 31, 2000, the total contributions which have been charged to expense was approximately $62,000 [1999 - $nil; 1998
- $nil; inception to date - $62,000].


17.  SHARE CAPITAL

a]     Authorized

i]     200,000,000 voting common shares without par value

       On August 16, 2000, the Company amended its memorandum of incorporation to increase the number of authorized common shares from 100,000,000 to 200,000,000.

ii] 20,000,000 Class "A" convertible preferred shares, non-voting with par value of $1.00 per share

       On August 16, 2000, the Company amended its memorandum of incorporation to authorize the issuance of up to 20,000,000 Class "A" convertible preferred shares with a par value of $1.00 each.

The Class "A" convertible preferred shares have priority over the common shares to any remaining net assets of the Company in the event of a liquidation, dissolution or winding-up.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





17.  SHARE CAPITAL (cont'd.)

b]     Issued:

                                                             Number     Amount
i]  Common shares                                          of Shares      $
--------------------------------------------------------------------------------

Issued upon incorporation                                         1           1
--------------------------------------------------------------------------------
Balance at December 31, 1991                                      1           1
Issued for cash pursuant to private placement,
   net of issuance costs of $7,848                        1,999,999     492,154
--------------------------------------------------------------------------------
Balance at December 31, 1992 and 1993                     2,000,000     492,155
Issued for cash pursuant to private placement             4,100,000      48,750
--------------------------------------------------------------------------------
Balance at December 31, 1994                              6,100,000     540,905
Issued for cash pursuant to private placement,
   net of issuance costs of $92,100                       4,477,170     753,509
Share purchase loans forgiven                                  -        (28,800)
--------------------------------------------------------------------------------
Balance at December 31, 1995                             10,577,170   1,265,614
Issued for cash pursuant to private placements            2,120,816     572,620
Issued for technology                                        33,333       9,000
Issued as payment for subsidiary acquisition (i)          4,263,310     (19,930)
Issued for cash pursuant to private placement               500,000      45,090
Issued as payment of share issue costs                      559,159     150,973
Issued for cash pursuant to private placement,
net of issuance costs of $431,423                         1,725,000     517,327
Issued for cash upon exercise of options                    191,664      42,166
--------------------------------------------------------------------------------
Balance at December 31, 1996 and 1997                    19,970,452   2,582,860
Issued for cash pursuant to private placement               400,000      80,000
Issued for cash upon exercise of options                    200,000      30,000
--------------------------------------------------------------------------------
Balance at December 31, 1998                             20,570,452   2,692,860
Issued for cash pursuant to private placement               360,000      54,000
Issued for cash upon exercise of options                    625,000      93,750
Issued for cash upon exercise of warrants                    97,500      22,425
Issued for cash pursuant to private placement,
   net of issuance costs of $9,576                        6,286,513     933,400
--------------------------------------------------------------------------------
Balance at December 31, 1999                             27,939,465   3,796,435
Issued for cash upon exercise of options                  2,428,000     492,885
Issued for cash upon exercise of share purchase warrants  5,563,301     843,975
Issued on conversion of shareholder's loan [note 15]        200,000      50,000
Issued on acquisition of BC Research Inc. [note 5]        7,532,021   4,368,572
Issued for cash upon exercise of Agents Compensation
   Options [note 17(d)(v)]                                   38,136      20,975
Issued upon conversion of Special Warrants
   [note 17(d)(ii)]                                       1,620,000     243,000
Issued for cash pursuant to private placements,
   net of issuance costs of $925,569 [note 17(d)(iii)
   and (iv)]                                             17,727,247   7,974,430
--------------------------------------------------------------------------------
Balance at December 31, 2000                             63,048,170  17,790,272
================================================================================

(i) On April 24, 1996, the Company amalgamated with an inactive public company and continued as Immune Network Ltd. As the shareholders of the Company owned more than 50% of the amalgamated company, the business combination was considered a "reverse" acquisition by the Company and a recapitalization of the public company. The net monetary liabilities acquired of the public company of $19,930 (including cash of $15,028) were charged to share capital of the continuing entity.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





17.  SHARE CAPITAL (cont'd.)

                                                             Number     Amount
ii]  Preferred shares                                      of Shares      $
--------------------------------------------------------------------------------
Balance at December 31, 1999                                   -           -
Issued on acquisition of BC Research Inc. [note 5]        7,532,021   7,532,021
--------------------------------------------------------------------------------
Balance at December 31, 2000                              7,532,021   7,532,021
================================================================================

        Pursuant to the terms of the BC Research acquisition [see note 5], each convertible preferred share shall be converted into such number of common shares having a value of $1.00 per share at any time on or before August 18, 2001, and thereafter for such number of common shares having a value of $1.25 per share. Any unconverted preferred shares shall be automatically converted into common shares on February 18, 2002.

c]     Stock option plan

        In June 2000, the shareholders approved the Stock Option Plan (the "Plan"), a fixed stock option plan, for which up to 6,622,958 common shares can be reserved for issuance to executive officers and directors, employees and consultants. The Plan may be terminated by the board of directors of the Company at any time provided that the termination does not alter the terms or conditions of any option or impair any right of any option holder. The options have a maximum term of five years and generally vest over a period of eighteen months. At December 31, 2000, 4,480,958 options are available for future grant under the Plan.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




17.  SHARE CAPITAL (cont'd.)

     Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

                                                  Number of         Weighted
                                                   Optioned          Average
                                                Common Shares     Exercise Price
                                                       #                $
--------------------------------------------------------------------------------
Balance, December 31, 1997                            100,000             0.55
Options granted                                     1,835,000             0.15
Options exercised                                    (200,000)            0.15
--------------------------------------------------------------------------------
Balance, December 31, 1998                          1,735,000             0.17
Options granted                                     1,730,000             0.20
Options exercised                                    (625,000)            0.15
Options forfeited                                    (250,000)            0.31
--------------------------------------------------------------------------------
Balance, December 31, 1999                          2,590,000             0.18
Options granted                                     2,240,000             0.81
Options exercised                                  (2,428,000)            0.20
Options forfeited                                    (260,000)            0.30
--------------------------------------------------------------------------------
Balance, December 31, 2000                          2,142,000             0.80
================================================================================

At December 31, 2000 common share purchase options outstanding are as follows:

     Number of         Exercise                                        Exercise
     stock options      Price                     Number of stock       Price
     outstanding          $        Expiry Date   options exercisable      $
--------------------------------------------------------------------------------
        50,000          0.15     May 20, 2003           50,000           0.15
        70,000          0.15     May 21, 2004           70,000           0.15
        80,500          0.23     June 9, 2004           80,500           0.23
        70,000          0.23     July 25, 2004          70,000           0.23
       731,500          0.40     January 24, 2005      731,500           0.40
     1,140,000          1.20     April 20, 2005        570,000           1.20
--------------------------------------------------------------------------------
     2,142,000          0.80                         1,572,000           0.80
================================================================================

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




17.  SHARE CAPITAL (cont'd.)

d]     Share purchase warrants

       At December 31, 2000 common share purchase warrants outstanding are as follows:

          Number of             Exercise
         Common Shares           Price
          Issuable                 $                       Expiry Date
       -------------------------------------------------------------------------

          1,023,212 (i)          0.18      July  13,  2001
          1,320,000 (ii)    0.15 to 0.17   January 23, 2001 and January 23, 2002
          8,499,997 (iii)        1.40      September  8,  2001
             19,068 (iii)        1.40      September  8,  2001
            363,636 (iv)         1.40      August  31,  2002
       -------------------------------------------------------------------------
         11,225,913
       =========================================================================

(i) During the year ended December 31, 1999, the Company issued 6,286,513 units at $0.15 per unit pursuant to a private placement. Each unit consists of one common share and one purchase warrant. Each purchase warrant entitles the holder to acquire one common share at $0.15 up to July 13, 2000 and at $0.18 up to July 13, 2001. During the year ended December 31, 2000, 5,263,301 purchase warrants were exercised.

(ii) On January 24, 2000 the Company issued 2,120,000 Special Warrants at $0.15 per Special Warrant for gross proceeds of $318,000 pursuant to a private placement. Each Special Warrant will be converted, at the option of the holder at anytime before the earlier of the date on which the Company has filed a current annual information form with the British Columbia Securities Commission and otherwise meets the requirements for offering a shorter hold period, or January 24, 2001, into one unit which is comprised of one common share and one purchase warrant. Each purchase warrant entitles the holder to acquire one common share for $0.15 to January 23, 2001 and for $0.17 to January 23, 2002. 1,620,000 Special Warrants were converted into common shares and purchase warrants, resulting in 500,000 Special Warrants remaining outstanding at December 31, 2000. Additionally, of the 1,620,000 purchase warrants, 300,000 were exercised into common shares during the year ended December 31, 2000.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




17.  SHARE CAPITAL (cont'd.)

(iii) On March 9, 2000 the Company completed a private placement of 15,454,544 special warrants at a price of $0.55 each for gross proceeds of $8,499,999 before deducting the agent's commission of $633,088 and other costs of $292,481. Each special warrant entitles the holder to receive, at no additional cost, one unit which is comprised of one common share and half of one purchase warrant. Each whole purchase warrant entitles the holder to acquire one common share at $1.40 per share until September 8, 2001. The agent also received Agent's Warrants entitling the agent to acquire, for no consideration, 1,545,454 Agent's Compensation Options. Each Compensation Option entitles the agent to acquire one unit until September 8, 2001 at a price of $0.55 each. As the Company did not receive a receipt for its final prospectus from the securities regulatory authorities by July 7, 2000, the holders of the special warrants were entitled to receive 1.1 units for each special warrant. A final prospectus was filed August 10, 2000, therefore, a total of 16,999,975 common shares and 8,499,997 purchase warrants were issued to the holders of the special warrants. In addition, 38,136 of the Agent's Compensation Options were exercised into 38,136 common shares and 19,068 purchase warrants. Accordingly, at December 31, 2000, 1,507,318 Agent's Compensation Options remain outstanding.

(iv) In August 2000, the Company completed a private placement of 727,272 units at a price of $0.55 per unit. Each unit consists of one common share and one-half of one share purchase warrants. Each share purchase warrant entitles the holder to acquire one common share before August 31, 2002 at a price of $1.40 per share.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





17.  SHARE CAPITAL (cont'd.)

     Share purchase warrant transactions for the respective years and the number of share purchase warrants outstanding are summarized as follows:


                                                  Number of         Weighted
                                                   Optioned          Average
                                                Common Shares     Exercise Price
                                                       #                $
--------------------------------------------------------------------------------
Balance, December 31, 1997                               -                 -
Warrants granted                                       97,500             0.23
--------------------------------------------------------------------------------
Balance, December 31, 1998                             97,500             0.23
Warrants granted                                    6,286,513             0.15
Warrants exercised                                    (97,500)            0.23
--------------------------------------------------------------------------------
Balance, December 31, 1999                          6,286,513             0.15
Warrants granted                                   10,502,701             1.20
Warrants exercised                                 (5,563,301)            0.17
--------------------------------------------------------------------------------
Balance, December 31, 2000                         11,225,913             1.14
================================================================================

e]     Other

       During the year ended December 31, 2000, the Company granted 160,000 stock options to consultants for services to be provided. The fair value of these options as determined using the Black Scholes option pricing model is $57,589, which has been charged to research and development expense, with an offsetting credit to contributed surplus.

f]     Escrowed common shares

       The Company has 5,566,667 common shares held in escrow. The release is subject to the approval of regulatory authorities and is based on the Company's cumulative cash flow. Any shares not released by April 24, 2006 will be canceled.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





18.  COMMITMENTS AND CONTINGENCY

a]     Lease commitment

The land on which the Company's premises are located is owned by the University of British Columbia and has been leased to the Company pursuant to an operating lease expiring in December 2003 with an option to renew for a further ten years. The Company also has minimum lease payments for its laboratory premises expiring through 2001 [see note 20].

The minimum lease payments for the land (excluding the renewal period) and laboratory premises are as follows:

                                                                           $
--------------------------------------------------------------------------------
2001                                                                    548,600
2002                                                                    507,000
2003                                                                    507,000
--------------------------------------------------------------------------------
                                                                      1,562,600
================================================================================

Payments for the land are adjusted by an inflation factor based on the "All Items Consumer Price Index" for Vancouver on January 1 of each year. Rent expense for the land for the year ended December 31, 2000 amounted to $184,016.

b]     Research contract and license agreements

[i] In the normal course of its business the Company has entered into an exclusive licensing agreement whereby, for access to intellectual property, it has agreed to pay royalties on future licensing and product revenue, if any, on certain products utilizing the in-licensed intellectual property. While the agreement may be terminated by the Company upon providing appropriate notice without penalty, the Company is required to fund cumulative research and development expenditures of US $3 million over a three year period in order to maintain the license. Unless otherwise terminated, the license agreement expires upon the expiration of the last issued patent.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




18.  COMMITMENTS AND CONTINGENCY (cont'd.)

[ii] The Company entered into an agreement with a clinical research organization, whose subsidiary has a common director with the Company, pursuant to which the clinical research organization will conduct a four-country clinical trial program, for the Company's patented drug candidate for Alzheimer's disease. The total cost of the program to the Company is expected to be approximately $20.1 million (U.S. $13 million) to August, 2003. The Company may terminate the agreement at any time with written notice and payment of all amounts due at the time of termination, reimbursement for non cancelable costs incurred by the clinical research organization and a penalty of 10% (30% under certain circumstances) of the remaining contract payments.

        Pursuant to the agreement, the clinical organization has agreed to defer US $1 million of a scheduled payment due on the date the agreement became effective (April 13, 2000) and a further US $1 million, representing scheduled payments of US $200,000 due in the period June 1, 2001 to February 1, 2002. The deferred amounts will be repaid in monthly instalments with interest over a twenty three month period commencing October 2001 [see note 13].

        The remaining payment requirements over the term of the agreement are as follows:

                                                                           $
--------------------------------------------------------------------------------
2001                                                                    548,600
2001                                                                  5,775,000
2002                                                                  7,923,000
2003                                                                  2,658,000
--------------------------------------------------------------------------------
                                                                     16,356,000
================================================================================

c]     Contingency

The Company is involved in legal actions with certain suppliers relating to a past contract. The claims against the Company amount to approximately $100,000 plus interest and legal costs. The outcome of these claims is subject to many uncertainties and is not determinable at this time. Accordingly, no provision has been recorded in these financial statements. A loss, if any, arising from these claims will be recorded in the period it is determined.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




19.  INCOME TAXES

The provision for income taxes comprises a recovery of future income taxes relating to a reduction in the substantively enacted tax rates. The reconciliation of income tax attributable to operations computed at statutory tax rates to income tax expense (recovery), using a statutory tax rate of 45.62% [1999 - 45.62%; 1998 - 45.62%] at December 31 is:

                                              2000          1999          1998
                                               $             $             $
--------------------------------------------------------------------------------

Income taxes at statutory rates          (4,472,000)     (372,000)      (92,000)
Amortization in excess of capital cost
   allowance for tax                        254,000        19,000         8,000
Expenses capitalized for tax purposes       102,000        56,000          -
Non-capital losses generated              3,844,000       329,000       114,000
Share issuance costs deducted for
   tax purposes                            (112,000)      (33,000)      (32,000)
Expenses not deductible for tax purposes    384,000         1,000         2,000
Recovery in future income taxes resulting
   from statutory tax rate deductions       841,000          -             -
--------------------------------------------------------------------------------
                                            841,000          -             -
================================================================================

As at December 31, 2000, the Company has scientific research and experimental development expenditures of approximately $1,229,000 available for carryforward indefinitely. The Company also has non-capital loss carryforwards and investment tax credits available to offset future Canadian taxable income and future Canadian federal income taxes payable respectively that expire as follows:

                                                  Investment tax     Non-capital
                                                       credits          losses
                                                          $                $
--------------------------------------------------------------------------------

2001                                                     5,000          119,000
2002                                                     2,000          180,000
2003                                                     2,000          616,000
2004                                                      -             292,000
2005                                                      -             249,000
2006                                                      -             723,000
2007                                                      -           8,427,000
2008                                                      -                -
2009                                                    35,000             -
2010                                                    91,000             -
--------------------------------------------------------------------------------
                                                       135,000       10,606,000
================================================================================

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




19.  INCOME TAXES (cont'd.)

In addition, the Company has a capital loss of approximately $120,000 to carryforward indefinitely to reduce taxable income of future years.

Significant components of the Company's future tax assets as of December 31 are shown below :

                                                             2000        1999
                                                              $           $
--------------------------------------------------------------------------------
Future tax assets:
   Net operating loss carryforwards                       4,101,000     994,000
   Research and development deductions and credits          612,000     476,000
   Share issue costs                                        294,000     164,000
   Capital assets                                            95,000      60,000
--------------------------------------------------------------------------------
Total future tax assets                                   5,102,000   1,694,000
Valuation allowance                                      (5,102,000) (1,694,000)
--------------------------------------------------------------------------------
Total future tax assets                                        -           -
--------------------------------------------------------------------------------

Future tax liabilities:
   Book value of CellFor Inc. in excess of tax basis      1,302,000        -
   Capital assets and benefit from favourable lease       1,807,000        -
--------------------------------------------------------------------------------
Total tax liabilities                                     3,109,000        -
--------------------------------------------------------------------------------
Net future tax liabilities                                3,109,000        -
================================================================================

The potential income tax benefits relating to these future tax assets have not been recognized in the accounts as their realization do not meet the requirements of "more likely than not" under the liability method of tax allocation. Furthermore, income tax assets and liabilities are offset only if they relate to the same tax entity within the same tax jurisdiction.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




20.  RELATED PARTY TRANSACTIONS

In addition to the transactions described in notes 15 and 18, the Company had the following transactions with related parties.

[a] During the year ended December 31, 2000, the Company incurred legal fees and expenses of $242,767 [1999 - $32,722; 1998 - $nil; inception to date
      - $275,489] charged by a legal firm where one of the principals is an officer of the Company and consulting fees of $47,497 [1999 $nil; 1998 - $nil; inception to date - $47,497] charged by an accounting firm where one of the principals was an officer of the Company. In addition, the Company incurred $nil [1999 - $7,417; 1998 - $18,033; inception to date -
      $206,254] for consulting services rendered by companies controlled by directors of the Company.

[b] Interest earned on a loan to an officer of the Company, which was repaid during the year ended December 31, 2000, was $379 for the year ended December 31, 2000 [1999 - $1,488 1998 - $nil; inception to date - $1,867].
      The loan bore interest at the Canada Customs and Revenue Agency prescribed rate [December 31, 2000 - 6.0%; December 31, 1999 - 9%].

[c] The Company subleased its laboratory premises from a director for a portion of the year. The amount charged for the premises and related facility costs for the year ended December 31, 2000 totaled $68,700 [1999
      - $40,729; 1998 - $nil; inception to date - $109,429]. The amounts charged were based on the costs incurred by the director pursuant to a premises lease agreement.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





21.  SEGMENTED INFORMATION

As a result of the acquisition of BC Research [see note 5], the Company operated in two business segments during the year ended December 31, 2000. The business segments are separated based on the type of activities which are undertaken - research and development activities and contract sciences and services. The research and development segment is involved primarily in drug discovery and analysis. The contract sciences and services segment is engaged in premise rental services and provides laboratory analysis and other consulting services under contract in the following market areas: chemical process and analysis, environment health and safety and natural health product services. All other activities outside of the two business segments are grouped as corporate.

The accounting policies used for segmented reporting are the same as described in the Summary of Significant Accounting Policies [see note 2].

                                                       Contract
                                   Research and        Sciences
                                    Development      and Services         Corporate           Total
                                         $                 $                  $                 $
----------------------------------------------------------------------------------------------------------
REVENUE FROM EXTERNAL
    CUSTOMERS
Contract services (i)                     -          1,826,420               40,919          1,867,339
Rental                                    -            459,366                 -               459,366
----------------------------------------------------------------------------------------------------------
                                          -          2,285,786               40,919          2,326,705
==========================================================================================================

NET LOSS                            (8,578,116)       (227,026)            (156,561)        (8,961,703)
==========================================================================================================

AMORTIZATION                           202,545         216,198              208,847           627,590
==========================================================================================================

CAPITAL EXPENDITURES                   521,242         161,437                 -              682,679
==========================================================================================================

RESEARCH AND DEVELOPMENT             7,186,541            -                    -             7,186,541
==========================================================================================================

IDENTIFIABLE ASSETS                  3,366,596       7,764,149           13,485,109         24,615,854
==========================================================================================================

(i) Revenue reported in Corporate represents contract services revenue earned by Azure when it was a subsidiary of the Company (August 18, 2000 to October 30, 2000)

As at December 31, 1999 the Company operated under one industry segment, being the research and development of new drugs.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





21.  SEGMENTED INFORMATION (cont'd.)

The Company derived substantially all of its revenues from Canadian external customers and substantially all of its assets are located in Canada. Amounts owing from one customer comprised 16% of the accounts receivable balance at December 31, 2000, and represented 7% of the contract sciences and services revenue for the year ended December 31, 2000. There were no significant concentrations of revenue and accounts receivable in the prior periods.


22.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

[a] Under U.S. GAAP, basic earnings per share excludes any dilutive effects of options, warrants, and escrow shares. Diluted earnings per share under U.S. GAAP are calculated using the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

[b] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted pursuant to Statement of Financial Accounting Standards No. 123 (SFAS 123). This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option granted. For purposes of reconciliation to U.S. GAAP, the Company will record additional compensation expense of $19,222 [1999 - $nil; 1998 - $nil] in respect of options granted to non-employees in future periods.

[c] For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock options. The exercise price of 685,000 [1999 - nil; 1998 - nil] fixed employee stock options granted in 2000 were less than the market price of the underlying stock on the date of the grant. Accordingly, the Company has recorded compensation expense in the amount of $13,700 which has been calculated using the intrinsic value method.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




22.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[d] U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rule promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the balance sheet has not been adjusted to restate the accounting for joint venture under U.S. GAAP. Additional information concerning the Company's interest in the joint venture is presented in note 6.

[e] Under U.S. GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow.

[f] For purposes of reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. For the Company, other accumulated comprehensive income comprises only unrealized gains or losses on available for sale securities.

[g] Under U.S. GAAP, costs incurred in connection with the reverse acquisition in 1996 [see note 17(b)] totaling $155,875 must be expensed. Canadian GAAP permits such costs to be recorded as a capital transaction.

[h] U.S. GAAP requires the measurement date of securities issued in a business combination be determined by reference to the date at which a purchase agreement has been reached and the transaction has been announced. Accordingly, under US GAAP, the purchase price on the acquisition of BC Research [see note 5] would have increased by $3,464,730, goodwill would increase by $3,632,242 and annual goodwill amortization would increase by $137,989.

[i] Under U.S. GAAP, long-term monetary items denominated in a foreign currency must be converted into the reporting currency at the prevailing exchange rate and any exchange gains or losses associated with these items must be recognized in the current period. Therefore, the unamortized balance of the deferred foreign exchange loss of $33,065 would be expensed under U.S. GAAP.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




22.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[j] Under U.S. GAAP, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse. Under Canadian GAAP, substantively enacted tax rates are used to calculate tax assets and liabilities. Accordingly, the future income tax recovery of $671,000 recognized under Canadian GAAP would not be recognized for US GAAP purposes.

[k] A recent accounting pronouncement, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", and SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. SFAS 133, as amended, is effective for the Company as of January 1, 2001. The accounting for changes in the fair value of a derivative depends on the use of the derivative. The Company has not determined the impact, if any, that the adoption of these accounting pronouncements will have on its financial results.

[l] For purposes of reconciliation to U.S. GAAP, the Company has classified its investments which are recorded at cost as to Canadian GAAP as available for sale securities. Under U.S. GAAP available for sale securities are carried at fair values with unrealized gains or losses reflected as a component of other comprehensive income.

[m] Under U.S. GAAP and SEC guidelines, dilution gains resulting from the sale of stock by a subsidiary that is a development stage company are accounted for as a capital transaction and recorded as an increase to contributed surplus.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





22.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Significant variations resulting from the application of U.S. GAAP on the Company's financial statements is set out below:

Statements of loss and deficit

                                                                                                       From Inception
                                                                                                       (February 25,
                                                                                                          1991) to
                                                                                                        December 31,
                                                      2000                1999             1998           2000
                                                       $                   $                $              $
-----------------------------------------------------------------------------------------------------------------------
Loss for the year Canadian GAAP                     8,961,703             815,984           201,671     12,427,133
   Adjustment for goodwill amortization               137,989                -                 -           137,989
   Adjustment for stock-based compensation            311,789             137,740           162,000        728,349
   Adjustment for deferred charge                      33,065                -                 -            33,065
   Adjustment for future income tax recovery          671,000                -                 -           671,000
   Adjustment for reverse acquisition costs              -                   -                 -           155,875
   Adjustment for dilution gain                        30,257                -                 -            30,257
-----------------------------------------------------------------------------------------------------------------------
Loss for the year
   U.S. GAAP                                       10,145,803             953,724           363,671     14,183,668
   Unrealized gains on long-term investments         (224,300)               -                 -          (224,300)
-----------------------------------------------------------------------------------------------------------------------
Loss and comprehensive loss for the year,
   U.S. GAAP                                        9,921,503             953,724           363,671     13,959,368
Deficit, beginning of the period,
   U.S. GAAP                                        4,037,865           3,084,141         2,720,470           -
-----------------------------------------------------------------------------------------------------------------------
Deficit, end of period, U.S. GAAP                  13,959,368           4,037,865         3,084,141     13,959,368
-----------------------------------------------------------------------------------------------------------------------
Loss per share, U.S. GAAP                                0.27                0.05              0.02           -
-----------------------------------------------------------------------------------------------------------------------
Weighted average number of
   shares outstanding                              37,316,031          18,686,555        14,570,451           -
=======================================================================================================================

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





22.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Loss per share

The following table sets forth the computation of basic and diluted loss per share:

                                              2000          1999          1998
                                               $             $             $
--------------------------------------------------------------------------------

Numerator
Loss for the year                        10,145,803       953,724       363,671

Denominator
Weighted average number of common
   shares outstanding                    42,882,698    24,253,222    20,137,118
Less escrowed shares                     (5,566,667)   (5,566,667)   (5,566,667)
--------------------------------------------------------------------------------
                                         37,316,031    18,686,555    14,570,451

Basic and diluted loss per share               0.27          0.05          0.02
================================================================================

The Company's common shares issuable upon the exercise of stock options, warrants, convertible preferred shares and the escrowed shares were excluded from the determination of diluted loss per share, as their effect would be anti-dilutive.

Balance sheets

The following table summarizes balance sheet items which vary significantly under U.S. GAAP:

                                                             2000        1999
                                                              $           $
--------------------------------------------------------------------------------

Goodwill                                                  9,007,177      29,896
Long-term  investments                                    8,903,928        -
Other assets                                              3,835,093        -
Deferred dilution gain                                         -           -
Future income tax liability                               3,735,850        -
Share capital                                            30,731,462   4,368,870
Deficit                                                 (13,959,368) (4,037,865)
================================================================================

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





22.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Statements of cash flows

                                                                                                       From Inception
                                                                                                       (February 25,
                                                                                                          1991) to
                                                                                                        December 31,
                                                      2000                1999             1998           2000
                                                       $                   $                $              $
-----------------------------------------------------------------------------------------------------------------------
Cash used in operating activities,
   Canadian GAAP                                   (7,003,584)          (748,285)        (129,596)      (10,117,878)
Adjustment for reverse acquisition costs                 -                  -                -             (155,875)
-----------------------------------------------------------------------------------------------------------------------
Cash used in operating activities,
   U.S. GAAP                                       (7,003,584)          (748,285)        (129,596)      (10,273,753)
-----------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities,
   Canadian GAAP                                    9,636,833          1,026,362          205,000        13,478,818
Adjustment for reverse acquisition costs                 -                  -                -              155,875
Adjustment for intellectual property
   acquired                                              -                  -                -               (9,000)
-----------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities,
   U.S. GAAP                                        9,636,833          1,026,362          205,000        13,625,693
-----------------------------------------------------------------------------------------------------------------------
Cash (used in) provided by investing
   activities, Canadian GAAP                         (171,576)          (238,011)          (6,333)         (774,376)
Adjustment for intellectual property
   acquired                                              -                  -                -                9,000
-----------------------------------------------------------------------------------------------------------------------
Cash used in investing activities,
   U.S. GAAP                                         (171,576)          (238,011)          (6,333)         (765,376)
=======================================================================================================================

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





23.  CHANGE IN NON-CASH OPERATING WORKING CAPITAL

Years ended December 31

                                                                                                       From Inception
                                                                                                       (February 25,
                                                                                                          1991) to
                                                                                                        December 31,
                                                      2000                1999             1998           2000
                                                       $                   $                $              $
-----------------------------------------------------------------------------------------------------------------------
Accounts receivable                                 102,955            (15,238)            (699)          86,755
Unbilled revenue                                    (20,262)              -                -             (20,262)
Investment tax credit and taxes recoverable          66,636               -                -              66,636
Government grants receivable                         (4,264)            (5,736)            -             (10,000)
Deposits and prepaid expenses                      (119,476)           (28,899)           1,750         (148,375)
Accounts payable and accrued liabilities           (135,749)            76,721           55,556           (7,864)
Unearned revenue                                      2,531               -                -               2,531
-----------------------------------------------------------------------------------------------------------------------
                                                   (107,629)            26,848           56,607          (30,579)
=======================================================================================================================


24.  COMPARATIVE AMOUNTS

Certain of the comparative amounts have been reclassified to conform with the presentation adopted in the current year.


25.  PROJECTS UNDER DEVELOPMENT

The Company currently has several major projects under development. The main projects are as follows:

a]     Alzheimer project ("AD2")

The goal of the AD2 project is to produce a compound that is effective at slowing the progression of Alzheimer disease. In March 2000, the Company entered into an agreement with a clinical organization to conduct a four country clinical trial program for the Company's patented drug candidate for Alzheimer's disease. The total cost of the program to the Company is expected to be approximately $20.1 million [see note 18]. The Company expects the testing and development of this project to be finalized in 2002.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





25.  PROJECTS UNDER DEVELOPMENT (cont'd.)

The Company incurred $6,164,825 in research and development expenses for the year ended December 31, 2000 [1999 - $127,505; 1998 - $nil; inception to date - $5,775,938] related to the AD2 project. In addition, $5,923 [1999 - $5,957; 1998
- $nil; inception to date - $11,880] in intellectual property costs have been capitalized. No sales revenue has bee earned from this project.

b]     Asthma project ("BP1")

On August 12, 1999, the Company entered into an agreement with Bridge Pharma Inc. for the development of a new asthma therapeutic in a 50% owned joint venture [see note 6]. The Company expects the testing and development of this project to be finalized in 2001.

The Company incurred $525,212 in research and development expenses for the year ended December 31, 2000 [1999 - $190,460; 1998 - $nil; inception to date - $715,672] related to the BP1 project. In addition, $36,243 in intellectual property costs have been capitalized for the year ended December 21, 2000 [1999
- $38,906; 1998 - $nil; inception to date - $75,149]. No sales revenue has been earned from this project.

c]     AIDS project ("1F7")

The Company is currently conducting on-going research to assess the clinical development opportunities for the 1F7 project. The goal of the 1F7 project is to develop an AIDS therapy that addresses the two major problems facing current anti-HIV therapy: i) the existence of various strains of HIV with different sensitivities to current therapies and ii) HIV's ability to mutate and become resistant to current drug therapies.

The Company incurred $385,290 in research and development expenses for the year ended December 31, 2000 [1999 - $84,442; 1998 - $31,055; inception to date -
$2,012,150] related to the 1F7 project. In addition, $18,121 in intellectual property costs have been capitalized for the year ended December 31, 2000 [1999
- $159,686; 1998 - $14,021; inception to date - $521,963] and $nil in intellectual property costs have been written down or disposed of for the year ended December 31, 2000 [1999 - $nil; 1998 - $nil; inception to date - $141,626]. No sales revenue has been earned from this project.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)





25.  PROJECTS UNDER DEVELOPMENT (cont'd.)

d]     Zorex project

As part of the licensing arrangement with Meditech [see note 11(c)], the Company is seeking to develop and market an over the counter product that is effective, yet non-irritating in the treatment of herpes. The Company expects the testing and development of this project to be finalized in 2002.

The Company incurred $83,406 in research and development expenses for the year ended December 31, 2000 [1999 - $nil; 1998 - nil; inception to date - $83,406] related to the Zorex project. In addition, $213,672 [1999 - $nil; 1998 - $nil; inception to date - $213,672] in intellectual property costs have been capitalized. No sales revenue has been earned from this project.


26.  SUBSEQUENT EVENTS

[a] On January 2, 2001, the Company granted 1,755,000 stock options exercisable at $0.25 per share, expiring January 1, 2006.

[b] The Company issued 123,225 common shares pursuant to the exercise of 123,225 share purchase warrants for proceeds of $21,980 between the dates of February 19, 2001 and March 1, 2001.

[c] On January 31, 2001, the Company announced that it had exercised the balance of it options in Meditech Pharmaceuticals, Inc. to acquire an additional 6,666,667 shares for $300,000 (US$200,000).

[d] Subsequent to the year end, the Company announced that it formed a collaboration with InNexus, Inc. ("InNexus") of Seattle, Washington. The collaboration involves the granting of an option to InNexus to acquire rights the Company holds in monoclonal antibody technologies for the treatment of AIDS. The Company will transfer all of its rights in this technology to a newly formed wholly owned subsidiary.

        Under the terms of the collaborative option agreement, InNexus will have until July 1, 2001 to exercise its option to purchase all of the issued and outstanding shares of the subsidiary. As a condition InNexus must raise additional capital, to a minimum of US $2 million, of which at least US $1 million per year must be applied in funding research and development expenditures related to the technology. If these amounts are not incurred, the Company has the option to repurchase the technology for a price equal to 10% of costs incurred.

Immune Network Ltd.
(formerly Immune Network Research Ltd.)
(a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000                                (Expressed in Canadian Dollars)




26.  SUBSEQUENT EVENTS (cont'd.)

        Upon exercise of the option, the Company will receive between 36% and 42% of InNexus voting common stock. The final percentage of stock acquired will be based on the actual amount of capital raised by InNexus prior to exercise of the option. During the option period, the Company will continue to fund the development of the AIDS technologies through an advance of US $161,000.

        InNexus will reimburse this advance and an additional US $765,333, constituting a partial reimbursement of expenditures already incurred by Immune Network in the development of these technologies. The total sum of US $926,333 will be represented by a convertible loan from the Company to InNexus bearing interest at the rate of 12% per annum and convertible into voting common stock of InNexus at the rate of US $1.00 per share. The total indebtedness will mature within 18 months of the exercise of the option.

[e] On April 24, 2001, the Company sold 2,107,143 common shares of Azure to third party investors for promissory note consideration of $1,035,000 payable no later than July 1, 2001. Until the promissory notes have been paid, the common shares will be maintained in escrow. Upon the release of these shares, the Company's investment in Azure is diluted to approximately 26%.

ITEM 18.   FINANCIAL STATEMENTS

Not applicable.

ITEM 19.   EXHIBITS

The following exhibits are filed as part of this Annual Report:

(1)     Corporate Documentation

The articles of incorporation corresponding thereto currently in effect are as follows:

   1-1   Certificate of Amalgamation of the Registrant dated April 24, 1996 (1);

   1-2   Certificate of Change of Name of the Registrant dated August 16, 2000;

   1-3 Form 21 - Special Resolution of the Registrant filed on March 14, 1997, with respect to an amendment to the Articles of Incorporation (2);

   1-4 Form 19 - Special Resolution, of the Registrant filed on August 16, 2000, with respect to an amendment to the Registrant's Memorandum;

   1-5 Form 19 - Special Resolution, of the Registrant filed on August 16, 2000, with respect to an amendment to the Articles of Incorporation;

   1-6 Form 1 - Memorandum of the Registrant approved by the British Columbia Registrar of Companies May 2, 1995 (3); and

   1-7   Articles of Incorporation of the Registrant (4).

(2)   Instruments Defining the Rights of Holders of Securities Being
      Registered

See Exhibit 1-4 above.

(3)   Material Contracts

   3-1   Escrow Agreement dated December 7, 1995 (5);

   3-2 Licensing Agreement with the San Diego Regional Cancer Center (now known as the Sidney Kimmel Cancer Center) dated April 23, 1993 (6);

   3-3   Joint Venture Agreement with Bridge Pharma, Inc. dated August 12,
         1999 (7), together with Bridge Pharma Addendum dated April 4, 2000 (8);

   3-4   Loan Agreement with Dr. Allen I. Bain dated September 13, 1999 (9);

   3-5   Purchase Agreement with ImmPheron, Inc. dated December 20, 1999 (10);

   3-6 Option Agreement with Meditech Pharmaceuticals Inc. dated February 3, 2000 (11), together with Second Meditech Agreement dated May 25, 2001;

   3-7 Special Warrant Indenture with Montreal Trust Company of Canada, dated March 9, 2000 (12);

   3-8 Share Purchase Warrant Indenture with Montreal Trust Company of Canada dated March 9, 2000 (13);

   3-9 CroMedica Agreement with CroMedica Global Inc. entered into March 27, 2000 (14);

   3-10  CroMedica Debenture issued on March 27, 2000 (15);

   3-11 License Agreement with Nissin Shokuhin Kabushiki, Kaisha, dba Nissin Food Products Ltd., Osaka, Japan dated November 21, 2000, together with Nissin Addendum dated January 12, 2001;

   3-12  Collaboration Agreement with InNexus, Inc. dated December 29, 2000;

   3-13  Services Agreement;

   3-14  Incentive Stock Option Agreements (16);

   3-15  Stock Option Plan; and

   3-16  List of Subsidiaries of the Registrant.

(1) Filed as exhibit 1-1 to the Registrant's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(2) Filed as exhibit 1-2 to the Registrant's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(3) Filed as exhibit 1-3 to the Registrant's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(4) Filed as exhibit 1-4 to the Registrant's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(5) Filed as exhibit 3-1 to the Registrant's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(6) Filed as exhibit 3-3 to the Registrant's Registration Statement on Form 20-F/A (filed on April 17, 2000).

(7) Filed as exhibit 3-4 to the Registrant's Registration Statement on Form 20-F/A (filed on April 17, 2000).

(8) Filed as exhibit 3-4 to the Registrant's Registration Statement on Form 20-F/A (filed on June 27, 2000).

(9) Filed as exhibit 3-10 to the Registrant's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(10) Filed as exhibit 3-9 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).

(11) Filed as exhibit 3-10 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).

(12) Filed as exhibit 3-13 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).

(13) Filed as exhibit 3-14 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).

(14) Filed as exhibit 3-11 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).

(15) Filed as exhibit 3-12 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).

(16) The portion of this Exhibit predating October 29, 1999 was previously filed as exhibit 3-2 to the Registrant's Registration Statement on Form 20-F (File No. 0-027883 filed on October 29, 1999); the portion of this Exhibit dated after October 29, 1999 but predating April 12, 2000 was previously filed as exhibit 3-2 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000); and the portion of this Exhibit dated after April 12, 2000 but predating June 23, 2000 was previously filed as exhibit 3-2 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).

                                      SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                 Immune Network Ltd.
                                 By:  /s/    Allen Bain
                                 _______________________________________________
                                 Dr. Allen I. Bain
                                 President, Chief Executive Officer and Director

Dated:  July 16, 2001
Vancouver, British Columbia, Canada

                               Immune Network Ltd.
                           Annual Report on Form 20-F

                                Index to Exhibits

================================================================================
Exhibit Number     Name of Exhibit
--------------     ---------------

     1-1           Certificate of Amalgamation of the Registrant dated April 24,
                   1996 (1)

     1-2           Certificate of Change of Name of the Registrant dated August
                   16, 2000

     1-3 Form 21 - Special Resolution of the Registrant filed on March 14, 1997, with respect to an amendment to the Articles of Incorporation (2)

     1-4 Form 19 - Special Resolution, of the Registrant filed on August 16, 2000, with respect to an amendment to the Registrant's Memorandum

     1-5 Form 19 - Special Resolution, of the Registrant filed on August 16, 2000, with respect to an amendment to the Articles of Incorporation

     1-6 Form 1 - Memorandum of the Registrant approved by the British Columbia Registrar of Companies May 2, 1995 (3)

     1-7           Articles of Incorporation of the Registrant (4)

     2             See Exhibit 1-4 above

     3-1           Escrow Agreement dated December 7, 1995 (5)

     3-2 Licensing Agreement with the San Diego Regional Cancer Center (now known as the Sidney Kimmel Cancer Center) dated April 23, 1993 (6) *

     3-3 Joint Venture Agreement with Bridge Pharma, Inc. dated August 12, 1999 (7) *, together with Bridge Pharma Addendum dated April 4, 2000 (8) **

     3-4           Loan Agreement with Dr. Allen I. Bain dated September 13,
                   1999 (9)

     3-5           Purchase Agreement with ImmPheron, Inc. dated December 20,
                   1999 (10) *

     3-6 Option Agreement with Meditech Pharmaceuticals Inc. dated February 3, 2000 (11) *, together with Second Meditech Agreement dated May 25, 2001

     3-7 Special Warrant Indenture with Montreal Trust Company of Canada, dated March 9, 2000 (12)

     3-8 Share Purchase Warrant Indenture with Montreal Trust Company of Canada dated March 9, 2000 (13)

     3-9 Agreement, entered into on March 27, 2000 with CroMedica Global Inc. (14) **

     3-10 Debenture, issued on March 27, 2000 in favour of CroMedica Global Inc. (15)

     3-11 License Agreement with Nissin Shokuhin Kabushiki, Kaisha, dba Nissin Food Products Ltd., Osaka, Japan dated November 21, 2000, together with Nissin Addendum dated January 12, 2001

     3-12          Collaboration Agreement with InNexus, Inc. dated December 29,
                   2000

     3-13          Services Agreement

     3-14 Incentive Stock Option Agreements of Directors and Officers of the Registrant (16)

     3-15          Stock Option Plan

     3-16          List of Subsidiaries of the Registrant

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

(1) Filed as exhibit 1-1 to the Registrant's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(2) Filed as exhibit 1-2 to the Registrant's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(3) Filed as exhibit 1-3 to the Registrant's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(4) Filed as exhibit 1-4 to the Registrant's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(5) Filed as exhibit 3-1 to the Registrant's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(6) Filed as exhibit 3-3 to the Registrant's Registration Statement on Form 20-F/A (filed on April 17, 2000).

(7) Filed as exhibit 3-4 to the Registrant's Registration Statement on Form 20-F/A (filed on April 17, 2000).

(8) Filed as exhibit 3-4 to the Registrant's Registration Statement on Form 20-F/A (filed on June 27, 2000).

(9) Filed as exhibit 3-10 to the Registrant's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(10) Filed as exhibit 3-9 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).

(11) Filed as exhibit 3-10 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).

(12) Filed as exhibit 3-13 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000).

(13) Filed as exhibit 3-14 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).

(14) Filed as exhibit 3-11 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).

(15) Filed as exhibit 3-12 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).

(16) The portion of this Exhibit predating October 29, 1999 was previously filed as exhibit 3-2 to the Registrant's Registration Statement on Form 20-F (File No. 0-027883 filed on October 29, 1999); the portion of this Exhibit dated after October 29, 1999 but predating April 12, 2000 was previously filed as exhibit 3-2 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on April 17, 2000); and the portion of this Exhibit dated after April 12, 2000 but predating June 23, 2000 was previously filed as exhibit 3-2 to the Registrant's Registration Statement on Form 20-F/A (File No. 0-27883 filed on June 27, 2000).

Exhibit 1-4

                                    FORM 19
                                 (Section 371)
                         PROVINCE OF BRITISH COLUMBIA


                                                         Certificate of
                                                         Inc. No. 518138


                                  COMPANY ACT
                                  -----------

                               SPECIAL RESOLUTION


The following special resolution was passed by the undermentioned Company on the date stated:

NAME OF COMPANY:                  Immune Network Research Ltd.

DATE RESOLUTION PASSED:           June 21, 2000


BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Memorandum of the Company be altered by changing the name of the Company to "Immune Network Ltd." and that paragraph 1 of the Company's Memorandum be altered to read as follows:

            "1.  The name of the Company is Immune Network Ltd."

2. The authorized capital of the Company which presently consists of 100,000,000 common shares without par value of which 33,114,792 common shares are issued and outstanding, be increased to 200,000,000 common shares without par value, of which 33,114,792 common shares shall be issued and outstanding, all shares issued and unissued ranking pari passu, and that Paragraph 2 of the Memorandum be amended to read as follows:

            "2. The authorized capital of the Company consists of two hundred million (200,000,000) common shares without par value."


Certified a true copy this 11th day of August, 2000


                                  /s/ Ron Patton
                                  ________________________________
                                  RONALD G. PATON
                                  Solicitor

SCHEDULE "A" ATTACHED TO AND FORMING PART OF A SPECIAL RESOLUTION OF IMMUNE NETWORK RESEARCH LTD. PASSED ON THE 21ST DAY OF JUNE, 2000.

================================================================================



                                  COMPANY ACT
                                  -----------


                               ALTERED MEMORANDUM


1.     The name of the Company is IMMUNE NETWORK LTD.

2. The authorized capital of the Company consists of two hundred million (200,000,000) common shares without par value.

Exhibit 1-5

                                     FORM 19

                                  (Section 348)

                                   COMPANY ACT

                               Special Resolution

                                                        Certificate of
                                                        Incorporation No. 518138

The following special resolution was passed by the company referred to below on the date stated:

      Name of Company:            Immune Network Ltd.

      Date resolution passed:     August 16, 2000

      Resolution:

      "RESOLVED, as special resolutions, that:

A. the memorandum of the Company be altered by increasing the authorized capital of the Company, which presently consists of 200,000,000 common shares without par value, of which 36,817,766 shares are issued and outstanding, to 200,000,000 common shares without par value, of which 36,817,766 shares will be issued and outstanding, and 20,000,000 class "A" convertible preferred shares, of which no shares will be issued and outstanding, and that paragraph 2 of the Company's memorandum be altered to read as follows:

2. The authorized capital of the Company consists of 220,000,000 shares divided into:

       (a)     200,000,000 common shares without par value; and
       (b) 20,000,000 class "A" convertible preferred shares with a par value of $1.00 each,

       having attached thereto the special rights and restrictions set forth in the articles of the Company.

B. the articles of the Company be amended by the addition of Part 27, Special Rights and Restrictions as follows:

                                     PART 27
                         SPECIAL RIGHTS AND RESTRICTIONS
                         -------------------------------

       27.1 The Common Shares (hereinafter defined) shall have the following special rights and restrictions:

                (a) Each common share without par value in the capital of the Company ("Common Shares") shall confer on the registered holder thereof the right to attend and vote at all general meetings of the Company and to have one vote for each share so held.

                (b) The registered holders of the Common Shares shall be entitled to participate in the profits and/or assets of the Company, whether by way of dividends or return of capital, provided that no such payment or distribution of such profits and/or assets shall be made to the registered holders of the Common Shares while any Class A Convertible Preferred Shares (hereinafter defined) are issued and outstanding.

                (c) In the event of the liquidation, dissolution or winding-up of the Company, the holders of Common Shares shall be entitled to be paid the amount paid up thereon together with an amount equal to all declared but unpaid dividends, if any, and to participate in the remaining property and assets of the Company which shall be distributed ratably to the holders of the Common Shares according to the number of Common Shares held at the applicable record date, provided that no such payment or distribution shall be made to the registered holders of the Common Shares while any Class A Convertible Preferred Shares are issued and outstanding.

       27.2 The Class A Convertible Preferred Shares shall have the following special rights and restrictions:

                (a) The registered holders of the class "A" convertible preferred shares in the capital of the Company ("Class A Convertible Preferred Shares") shall not, as such, be entitled to vote at any general meeting of the Company nor shall they be entitled to any notice of or to attend any such meeting, except as may otherwise be required by law.

                (b) Each Class A Convertible Preferred Share shall have a par value of $1.00.

                (c) Each Class A Convertible Preferred Share shall be entitled to dividends in an amount equal to the amount of any dividends paid on that number of Common Shares having a value (at the record date relating to such Common Shares dividend declaration) of $1.00 if such Common Shares dividend is paid before the first anniversary of the date of issuance of the Class A Convertible Preferred Share, and thereafter in an amount equal to the amount of any dividends paid on that number of Common Shares having a value (at the record date relating to such Common Shares dividend declaration) of $1.25.

                (d) At the Company's election, each Class A Convertible Preferred Share shall be automatically converted, at any time on or before the first anniversary of their date of issuance, into such number of Common Shares as have a value of $1.00 and thereafter into such number of Common Shares as have a value of $1.25.

                (e) Each outstanding Class A Convertible Preferred Share shall, on the date (the "Final Date") which is 18 months after its date of issuance, be automatically converted into such number of Common Shares as have a value of $1.25.

                (f) For the purposes of sections 27.2(d) and (e), the value of the Common Shares issuable upon conversion of the Class A Convertible Preferred Shares will be equal to the average closing price of Common Shares on the Canadian Venture Exchange ("CDNX"), or on such stock exchange or quotation system on which Common Shares principally trade if they are not listed on CDNX, for the 20 trading days (the "Rate Determination Period") immediately preceding the date (the "Notice Date") on which the Company notifies its registrar and transfer agent to issue the Common Shares upon conversion of the Class A Convertible Preferred Shares in the case of section 27.2(d) or, in the case of section 27.2(e), for the 20 trading days immediately preceding the Final Date.

                (g) The Company shall not, during the Rate Determination Period, effect or announce its intention to effect or fix a record date for:
                     (i) the subdivision of its outstanding Common Shares into a greater number of shares;
                     (ii) the issuance of a stock dividend on the outstanding Common Shares or the distribution to all or substantially all the holders of Common Shares of asset of any kind (including shares, rights, options, warrants or evidences of indebtedness of the Company); or

                     (iii) any corporate reorganization or other transaction
                           which could reasonably be expected to reduce the value of Common Shares as determined pursuant to section 27.2(f).
                (h) Each holder of Class A Convertible Preferred Shares shall be deemed to have become a holder of Common Shares for all purposes on the Notice Date, in the case of a conversion pursuant to section 27.2(d), or the Final Date, in the case of a conversion pursuant to section 27.2(e). Each Common Share issued upon conversion of the Class A Convertible Preferred Shares will be issued as a fully paid and non-assessable share.

                (i) The Company shall not issue fractional Common Shares on the conversion of the Class A Convertible Preferred Shares, but in lieu thereof shall make a cash payment to the holder of a Class A Convertible Preferred Share so converted equal to the value of the fractional Common Share which would otherwise have been issued, determined in accordance with section 27.2(f).

                (j) Upon conversion of Class A Convertible Preferred Shares, the Company will issue share certificates representing the Common Shares resulting from such conversion in the name of the registered holders of the Class A Convertible Preferred Shares, and will forward such share certificate to such registered holders together with a notice setting out the date of conversion and the applicable value of the Common Shares as determined under section 27.2(f) for the purposes of the conversion."

Certified a true copy this 16th day of August, 2000.

                                                 /s/ Ronald G. Paton
                                                 -------------------------------
                                                 Signature


                                                 Ronald G. Paton, Solicitor
                                                 -------------------------------
                                                 Relationship to Company

Exhibit 3-6

                                   AGREEMENT

     THIS AGREEMENT is made this 25th day of May, 2001, by and between Meditech Pharmaceuticals, Inc. (the "Company") and Immune Network Ltd. ("INL"), with reference to the following facts:

     WHEREAS, the parties entered into that certain Letter Agreement dated February 3, 2000, pursuant to which the Company, among other things, granted to INL the option to obtain an exclusive license on certain Meditech products;

     WHEREAS, pursuant to the Letter Agreement, INL carried out research and development activities on Viraplex and Zorex;

     WHEREAS, in connection with the Letter Agreement, and subject to the terms of the Confidentiality Agreement dated November 9, 1999 between the parties, the Company provided to INL certain proprietary information regarding Viraplex and Zorex;

     WHEREAS, INL has filed two provisional patent applications based upon sodium docusate, respectively, titled as "Treatment of Plant Bacterial or Fungal Infections" (the "Agricultural PPA") and "A Topical Synergistic Microbicide" (the "Zorex PPA", and collectively with the Agricultural PPA, the "PPAs");

     WHEREAS, the parties desire to enter into this Agreement in order to terminate the Letter Agreement as it pertains to licensing terms and to set forth their continuing business relationship with respect to the PPAs.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

1. The parties agree that those terms of the Letter Agreement that relate to licensing the Meditech products are terminated as of the date hereof and that neither party has any further obligation regarding an exclusive license to the other party under the Letter Agreement.

2. INL hereby agrees to and does hereby assign, sell and transfer to the Company all of its right, title and interest in and to the PPAs, the inventions identified therein, including any divisions, continuations, and continuations-in-part thereof, and in and to any and all Letters Patent of the United States, and countries foreign thereto, which may be granted or have been granted for said inventions, and in and to any and all reissues and reexaminations thereof, and in and to any and all priority rights, convention rights, and other benefits accruing or to accrue to it with respect to the filing of applications for patents or securing of patents in the United States and countries foreign thereto. INL agrees that it will timely execute the appropriate assignment documents for recording with the United States Patent and Trademark Office to reflect the foregoing assignment.

3. INL further agrees to sign and execute all necessary and lawful future documents, including applications for United States and/or foreign patents, for filing divisions, continuations and continuations-in-part of said applications for patent, and/or, for obtaining any reissue or reissues of Letters Patent which may be granted for the inventions referred to in Section 2 above, as the Company may from time to time require and prepare at its own expense.

4. In consideration for the assignment set forth in Section 2 above and without further payment or obligation from INL whatsoever (other than as set forth herein), the Company hereby agrees that it shall pay to INL the following:

       (a) An amount equal to two percent (2%) of the gross amount of all worldwide sales of any Meditech agricultural product having the formula set forth in claim 1 of the Agricultural PPA, as it was originally filed, for the longer of 10 years or the life of any issued patent based upon, or claiming priority from, the Agricultural PPA; and

       (b) An amount equal to two percent (2%) of the gross amount of all worldwide sales, excluding the United States, of any Meditech cold sore or herpes product, having the composition set forth in claim 1 of the Zorex PPA, as it was originally filed, for the longer of 10 years or the life of any issued patent based upon, or claiming priority from, the Zorex PPA.

     Such amounts are due and payable on a quarterly basis in arrears. INL hereby represents to the Company that the copies of the Agricultural PPA and Zorex PPA e-mailed to the Company on May 14, 2001, are the actual copies that were filed with the United States Patent and Trademark Office.

5. INL hereby agrees that it will not file any additional provisional patent applications or patent applications in the United States or in any foreign country if such is based on the Company's docusate intellectual property. INL further agrees to cooperate, from time to time as time and personnel availability permit, with the Company in connection with the PPAs and any patent applications based thereon at the Company's expense.

6. INL agrees that within ten (10) days following the execution of this Agreement it (i) will return to the Company all documents and materials previously furnished to it by the Company, including, without limitation, the original test materials for New Mexico State University, and (ii) will deliver to the Company all data regarding the tests referred to in the PPAs, other than test date previously provided by the Company.

7. The Company hereby agrees to bear any and all future costs associated with the PPAs or any future patent applications based thereon.

8. In the event that the Company desires to retain INL in connection with the further development of the products covered by the PPAs or any future product development, such arrangement shall be subject to a separate written agreement.

9. The parties agree that any press release issued by either of them with respect to the subject matter of this Agreement shall be delivered to the other party for its review at least two (2) days prior to its intended release.

10. This Agreement shall be governed by and interpreted in accordance with the laws of the State of California.

11. Nothing in this Agreement shall be deemed a release or waiver by either party of any claim it may have against the other party under the Letter Agreement.

12. The parties agree that time is of the essence with respect to the subject matter hereof.


     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Meditech Pharmaceuticals, Inc.               Immune Network Ltd.


By: /s/ Gerald Kern                          By: /s/ Allen Bain
   --------------------------------             --------------------------------

Name: Gerald Kern                            Name:  Allen Bain
     ------------------------------               ------------------------------

Title: CEO                                   Title: CEO
      -----------------------------                -----------------------------

Exhibit 3-11


                                LICENSE AGREEMENT

THIS AGREEMENT ("Agreement") is made as of November 21, 2000 (the "Effective Date") by and between Nisshin Shokuhin Kabushiki, Kaisha d/b/a Nissin Food Products Co., Ltd. a corporation duly organized under the laws of Japan having offices at 1-1-4 chome, Nishinakajima, Yodogawa-ku, Osaka 532, Japan ("Nissin"), and Immune Network Ltd., having its principal place of business at 3650 Wesbrook Mall, Vancouver, BC, V6S 2L2, Canada ("IMM").

WHEREAS Nissin holds the rights to the Licensed Patents as hereinafter defined;and
WHEREAS IMM wishes to obtain a license to develop, have developed, make, have made for it, use, lease, sell and import Products as hereinafter defined in accordance with the terms and conditions of this Agreement; and WHEREAS Nissin wishes to grant such a license on the terms and conditions of this Agreement.
NOW, THEREFORE in consideration of the premises and mutual covenants herein contained, Nissin and IMM agree as follows:

1. DESCRIPTION
The following terms shall have the meanings indicated in this Agreement:
1.1. "Affiliate" shall mean any corporation, firm partnership, or other entity, whether de jure or de facto, which directly or indirectly owns, is owned by or is under common ownership with a party to this Agreement to the extent of at least fifty percent (50%) of the equity (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) having the power to vote on or direct the affairs of the entity and any person, firm partnership, corporation or other entity actually controlled by controlling or under common control with a party to this Agreement.
1.2. "Know-How" shall mean all technical information and know-how developed and owned or controlled by Nissin and its Affiliates before or on the execution date of this Agreement, which relates to NMO1-US5665569: HIV immunotherapeutics [humanized], US5607847: Recombinant human anti-human immunodeficiency virus antibody, US5558865: HIV immunotherapeutics [murine], and NM03-US5618922 antibody materials and methods, and which constitutes a proprietary "trade secret" or other valid intellectual property right under U.S. or other applicable law which is substantial secret and identifiable, including, without limitation, all biological, chemical, pharmacological, toxicological, analytical, and manufacturing data and any other information (whether technical or commercial) relating NMO1 and NMO3.
1.3. "Enforceable Patent" shall mean an issued, unexpired Licensed Patent in a particular country within the Licensed Territory, where such Licensed Patent contains a claim or claims which: (a) have not been held invalid or unenforceable by a court or other legal or administrative tribunal from which no appeal is or can be taken, and (b) is or are infringed by: (i) the sale of Product, or (ii) the use of Product for any approved indication in such country for Product.
1.4. "Licensed Compound" shall mean any compound that may be produced by use of the "Licensed Patents" and Know-How defined respectively in the following paragraphs 1.5 and 1.2, including but not limited to NMO1, NMO3, and related compounds.
1.5. "Licensed Patents" shall mean US5607847 "Recombinant human anti-human immunodeficiency virus antibody", US5665569 "HIV immunotherapeutics" and US5618922 "NM03 antibody materials and methods", US5558865 "HIV immunotherapeutics [murine]", any and all divisions, continuations, continuations-in-part and foreign counterparts in Canada, United Kingdom, France, Italy, Germany and Switzerland, and any and all valid patents which may issue therefrom and any reissues, renewals, substitutions, or extensions of or to any such patents or patent applications.
1.6.  "Licensed Territory" shall mean the whole world.
1.7. "Licensed Field" shall mean any and all diagnostic or therapeutic uses of Licensed Compounds.
1.8. "Net Sales" shall mean IMM's, IMM's Affiliates', their sublicensees' or a joint venture's invoices (not dependent on whether such invoices have been actually paid) on Sales of Product less any customary discounts allowed and actually taken, sales and/or use tax, excise and other similar taxes, import or export duties or their equivalent, outbound transportation prepaid or allowed, insurance, installation charges or charges for extended warranty or service contracts, amounts allowed or credited due to returns (not exceeding the original billing). Net Sales shall not be reduced by commissions or taxes other than sales and/or use taxes, or excise and other similar taxes.
1.9. "NMO1" and "NMO3" shall mean, respectively, the compounds usually known as same in various publications including the Licensed Patents and written documentation included in Know-How.
1.10. "Product(s)" shall mean any bulk Licensed Compounds themselves and/or finished pharmaceutical composition containing Licensed Compounds as a pharmaceutically active ingredient (either alone or in combination with one or more other pharmaceutically active ingredients), for use in the Licensed Field;
1.11. "Sale(s)" (or "Sold") shall mean any gift, grant, sale, lease, assignment, transfer, conveyance or other disposition of Licensed Compound(s) by IMM, by IMM's Affiliates, by their sublicensees or by a joint venture of any one
           -
of the foregoing and a third party (a "Joint Venture") to each other or to another party.

2. REPRESENTATIONS AND WARRANTIES
   ------------------------------
2.1.  By Nissin:  Nissin hereby represents and warrants that:
(a) to the best of its knowledge, whatever rights, title and interest its employees have in Licensed Patents by virtue of their employment existing on the date hereof have been assigned to Nissin;
(b) Nissin is the sole owner of Licensed Patents and holds all right, title and interest in Licensed Compound free and clear of all claims, liens and other encumbrances;
(c) Nissin is unaware of any limitation on IMM's right to use and exploit Licensed Patents and Licensed Compound; and
(d)     Nissin is not aware of any infringement of Licensed Patents

2.2. By IMM: IMM hereby represents that it is a corporation duly organized and in good standing under the laws of the Province of British Columbia.

3.  LICENSE
    -------
3.1. Subject to the terms and conditions set forth in this Agreement including, without limitation, those set forth in Section 5, Nissin hereby grants to IMM and IMM accepts for the Term (as hereinafter defined), under the Licensed Patents and Know-How an exclusive, irrevocable (except as provided in this agreement), non-transferable (except as provided in Section 11.1), royalty-bearing license to develop, have developed, make, have made for it, use, lease, sell and import Product in the Licensed Territory.
3.2. IMM shall have the exclusive right to grant sublicenses consistent with the terms and conditions of this Agreement provided that IMM shall be responsible for the operations of its sublicensee relevant to this Agreement as if such operations were carried out by IMM, including the payment of royalties whether or not paid to IMM by the sublicensee. IMM shall develop a research and development plan for the Licensed Patents(s) and shall use commercially reasonable efforts to adhere to such plan and to provide Nissin with reports as to its progress on an at least annual basis.

4.  DEVELOPMENT
    -----------
4.1.  IMM Responsibilities:
(a) IMM shall have full legal and financial responsibility for the development of the Products and all costs and activities after the Effective Date.
(b) IMM will use its commercially reasonable efforts to seek funding for development of Products through the sale of equity, partnerships and/or government grants.
(c) In order to maintain this Agreement in good standing, IMM shall spend or cause to be spent the following minimum accumulative amounts towards the development of Products during each year as shown below:
    Annual Effective Date Anniversary      Minimum Accumulative Amount
                                              (in $U.S. millions)
                 1                                  $0.5
                 2                                  $1.50
                 3                                  $3.0
Any Amount spent in excess of a year's minimum requirements shall be applied towards the next year's requirement.
4.2.  Nissin Responsibilities:
(a) Nissin shall deliver, within three (3) months after the Agreement is signed, to IMM any and all Know-How, documentation, data, and other information owned or controlled by Nissin and its Affiliates together with NM01 and NM03 antibody, related gene and other samples available, that IMM may reasonably require for the manufacture or clinical development of Licensed Compounds or Product in the Licensed Territory. All said Know-How, documentation, data, and other information shall be delivered in the languages in which they are found without translation (either in English or Japanese). The parties shall discuss in good faith and implement a continuing information and technology transfer process as needed, as such information shall be available.
(b) Within ten (10) days of the Effective Date, Nissin shall transfer to IMM copies of all patents and patent applications for Licensed Patents to IMM.
5.  COMPENSATION, RECORD-KEEPING AND REPORTS
    ----------------------------------------
As consideration for the licenses under the Licensed Patents granted hereunder, IMMshall pay to Nissin (a) non-refundable license maintenance fee and (b) non-refundable royalties in the manner specified in the paragraphs below.
5.1 IMM shall pay to Nissin the below-noted yearly License maintenance fee, beginning with the 2nd contract year on the 1st anniversary of the date of this Agreement (which contract year shall first commence on the Effective Date until the first anniversary thereof)
     US $ 8,900.- for the second contract year
     US $9,400.- "          " third contract year
     US $25,000.- "     " fourth contract year and each subsequent contract
                  year.

IMM shall pay the abovenoted amount into Nissin's designated bank account at least thirty (30) days prior to the beginning of the 2nd contract year initially and, thereafter, each contract year.

5.2. As compensation for the use of any of the Licensed Patents hereunder, IMM shall pay to Nissin royalties, 4% on Net Sales for Products sold by IMM, IMM's Affiliates and their sublicensees, and the Net Sales for Product, if sold to any Affiliate by IMM in bulk, shall be based on the Affiliate's Net Sales of finished Product to the market.
5.3. With respect to Products based on a Licensed Compound in those countries where no Enforceable Patents have issued and have been maintained during the term of this Agreement, the royalty rate shall be two percent (2%) of Net Sales.
5.4. In the event that (i) IMM finds it necessary to use any third party's patent for manufacturing and selling Product hereunder and/or (ii) its sublicensee so finds it necessary, Nissin expressly disclaims any responsibility or liability for the use of such third-party patents. IMM shall, in such event, directly deal with said third party(ies).
5.5. During the term of this Agreement and for three (3) years thereafter, IMM shall keep complete and accurate books and records of IMM's, IMM's Affiliates', and their sublicensees Net Sales of Product in sufficient detail to enable Nissin to determine payments owed to it under Paragraphs 5.1 and 5.2.
IMM shall permit Nissin or its representatives, at Nissin's expense, to examine periodically its books, ledgers, and records covering Sales of Products during regular business hours for the purpose of and to the extent necessary to verify any report required under this Agreement.
5.6. Within thirty (30) days after March 31, June 30, September 30 and December 31 of each year, IMM shall deliver to Nissin a true and accurate report giving such particulars of the business conducted by IMM, IMM's affiliates and their sublicensees, if any exist, during the preceding three (3) calendar months under this Agreement as pertinent to an accounting for royalty payments hereunder. Such report shall include at least (a) the quantities of Product that IMM, IMM's Affiliates, and their sublicensees have Sold; (b) the billings thereon that comprise Net Sales, (c) the calculation of royalties thereon; and (d) the total royalties so computed and due Nissin. Simultaneously with the delivery of each such report, IMM shall pay to Nissin the amount, if any, due for the period of such report. If no payments are due, it shall be so reported.
5.7. All amounts payable hereunder by IMM, its Affiliates, and their sublicensees, shall be payable in United States funds; provided that if any payment on account of Net Sales is received in a foreign currency, such amount shall be converted to United States funds at the buying rate for the transfer of such other currency as quoted by The Wall Street Journal (U.S. Eastern Edition) on the last day of the applicable accounting period, or the next business day thereafter if such last day shall be a Sunday or a holiday, and the royalty shall be computed on the net amount of United States funds received by IMM after payment of the costs of conversion.
5.8. In each country where the local currency is blocked and cannot be removed from the country, at the election of IMM, royalties accrued in that country shall be paid to Nissin in the country in local currency by deposit in a local bank designated by Nissin. For the purpose of computing Net Sales for Product sold in a currency other than United States Dollars, such currency shall be converted into United States Dollars in accordance with IMM's customary and usual translation procedures consistently applied.
5.9. Nissin shall pay any and all taxes levied on account of, or measured exclusively by, any payment of license maintenance fees and royalties it receives under this Agreement. If laws or regulations require that taxes be withheld, IMM will (i) deduct those taxes from the remittable royalty, (ii) timely pay the taxes to the proper taxing authority, and (iii) send proof of payment to Nissin within sixty (60) days following such payment.
5.10. In the event that any payment due hereunder is not made when due, the payment shall accrue interest beginning on the first day following the calendar quarter to which such payment relates calculated at the annual rate of the sum of (a) two percent (2%) plus (b) the prime interest rate quoted by Bank America, SA on the date said payment is due, or on the date the payment is made, whichever is higher, the interest being compounded on the last day of each calendar quarter, provided that in no event shall said annual rate exceed the maximum legal interest rate for corporations. Such payment when made shall be accompanied by all interest so accrued. Said interest and the payment and acceptance thereof shall not negate or waive the right of Nissin to any other remedy, legal or equitable, to which it may be entitled because of the delinquency of the payment.

6.  CONFIDENTIALITY
6.1. All information except those disclosed in the Licensed Patents submitted by one party to the other concerning the invention(s) claimed in the Licensed Patents and Licensed Compounds shall be considered as confidential ("Confidential Information") and shall be utilized only pursuant to the licenses granted hereunder. During the Term of this Agreement and for a period of five
(5) years thereafter, neither party shall disclose to any third party any Confidential Information received from the other party without the specific written consent of such party. Provided that, IMM may disclose Confidential Information belonging to Nissin to potential sublicensees for the purpose of evaluating their interest in entering into a sublicense but only after entering into a confidentiality and non-use agreement on the same terms as those contained in this Section 6.
6.2. The foregoing shall not apply where such information a) was or becomes generally available to the public through no fault of the receiving party, b) was, at the time of receipt, already lawfully in the possession of receiving party as evidenced by its written records, c) was obtained without restriction from a third party legally entitled to use and disclose the same, or (d) was developed independently by the receiving party prior to the disclosure without the use of or reference to any Confidential Information.
6.3. In addition, Confidential Information may be disclosed as may be required by law or regulation, provided that the disclosing party is given prompt notice of the necessity for such required disclosure and is given the opportunity to seek, and the receiving party's assistance in seeking, confidential treatment and/or protective orders for such required disclosure.

7.  PATENTS AND INFRINGEMENT
7.1. Nissin agrees to pay for the preparation, filing, prosecution, and maintenance of any patent applications and patents associated with Licensed Patents during the term of this Agreement.
7.2. Nissin shall use its best efforts to maintain the Licensed Patents in good standing and, without limiting the generality of the foregoing, Nissin will prepare, file, prosecute, maintain and extend patent applications and patents concerning all Licensed Patents.
7.3. IMM shall protect Licensed Patents from infringement and prosecute infringers at its own cost.
7.4. Each of IMM and Nissin shall promptly inform the other in writing of any infringement of Licensed Patents or Licensed Compounds by a third party of which it has knowledge and shall provide the other with any available information in its possession relating to such infringement.
7.5. If within ninety (90) days after having been notified by Nissin of any alleged infringement pursuant to Section 7.4, IMM has been unsuccessful in persuading the alleged infringer to desist and has not brought, and is not diligently maintaining an infringement action or if IMM notifies Nissin at any time prior thereto of its intention not to bring suit against any alleged infringer, then, in that event, Nissin may, but shall not be obligated to, prosecute, at its own expense, any infringement of the Licensed Patents, and Nissin may for such purposes use the name of IMM as party plaintiffs.
7.6. In the event that IMM undertakes the enforcement and/or defense of the Licensed Patents by litigation or settlement action, which it may do in its name and/or in Nissin's name, IMM may withhold up to fifty percent (50%) of the royalties otherwise thereafter due Nissin hereunder and apply time toward reimbursement of its expenses, including reasonable attorney's fees in connection therewith. Any recovery of damages by IMM for any such suit shall be applied first in satisfaction of any unreimbursed expenses and legal fees of IMM relating to the suit or settlement thereof, and next toward reimbursement of Nissin for any royalties withheld and applied pursuant to this Section 7.6. Any remaining recoveries shall be used to reimburse IMM for lost Sales and Nissin shall be entitled to lost royalties on account of such lost Sales. The balance thereafter remaining from such recovery shall be divided among IMM and Nissin with seventy-five percent (75%) payable to IMM and twenty-five percent (25%) payable to Nissin. No settlement, or consent judgment or other voluntary final disposition of the suit may be entered into without the consent of Nissin, which consent shall not be unreasonably withheld or delayed.
7.7. In the event that a declaratory judgment action alleging invalidity or noninfringement of any of the Licensed Patents is brought against IMM, Nissin, at its option, shall have the right, within thirty (30) days after commencement of such action, to intervene and take over the sole defense of the action at its own expense.
7.8. In any infringement suit as either party may institute to enforce the Licensed Patents or in any declaratory Judgment action alleging invalidity or non-infringement of any Licensed Patents brought against either party, the other party hereto agrees, at the request and expense of the party initiating or defending the suit or action, to operate in all reasonable respects and to have its employees testify when requested and to make available relevant records, papers, information samples, specimens and the like.
7.9.  IMM, during the exclusive term of this Agreement and subject to Section
3.2 of this Agreement, shall have the right in accordance with the terms and conditions herein to sublicense an alleged infringer under the Licensed Patents in settlement of alleged existing or for future infringements.
7.10. In the event of there being an infringement or infringements by third parties of the Licensed Patents in which IMM at the time, has an exclusive license, and on a scale significantly to affect IMM's sales of Licensed Compounds and neither Nissin nor IMMelect to bring an infringement suit against such infringer, the royalties hereunder payable by IMM shall be reduced by an amount to be negotiated by the parties at the time such infringement is established provided, however, that IMM presents information satisfactory to Nissin that such infringer has refused to enter into a sublicensing agreement with IMM.

8.  INDEMNIFICATION; DISCLAIMER
8.1.  Indemnification
(a) IMM shall indemnify, defend and hold harmless Nissin and its trustees, officers, medical and professional staff, employees, and agents and their respective successors, heirs and assigns (the "Indemnitees"), against any liability, damage, loss, or expense (including reasonable attorneys' fees and expenses of litigation) incurred by or imposed upon the Indemnitees or any one of them in connection with any claims, suits, actions, demands or judgments arising out of any theory of product liability (including, but not limited to, actions in the form of tort, warranty, or strict liability) concerning any Licensed Compound of Product made, used or sold pursuant to any right or license granted under this Agreement. The above indemnification shall not apply if such liability, damage, loss or expense is attributable to the negligence, intentional misconduct or gross negligence of the Indemnitees.
(b) IMM agrees, at its own expense, to provide attorneys reasonably acceptable to Nissin to defend against any actions brought or filed against any party indemnified hereunder with respect to the subject of indemnity contained herein provided such actions are rightfully brought.

8.2.  Disclaimers:
(a) EXCEPT AS EXPRESSLY PROVIDED HEREIN, NISSIN MAKES NO EXPRESS OR IMPLIED WARRANTY INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR ANY IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO LICENSED PATENTS AND LICENSED COMPOUNDS AND HEREBY DISCLAIMS THE SAME.
(b) EXCEPT AS EXPRESSLY PROVIDED HEREIN, NISSIN MAKES NO EXPRESS OR IMPLIED WARRANTY THAT (i) "LICENSED PATENTS" ARE VALID AND (ii) USE, OR SALE OF THE LICENSED PATENTS OR LICENSED COMPOUNDS WILL NOT INFRINGE PATENTS OF THIRD PARTIES AND HEREBY DISCLAIMS THE SAME.
(c) NISSIN EXPRESSLY DISCLAIMS ANY RESPONSIBILITY OR LIABILITY FOR ANY CLAIMS, DEMANDS, SUITS, ACTIONS AND THE LIKE WITH RESPECT TO PRODUCTS LIABILITY ON "PRODUCT" AND/OR "LICENSED COMPOUND."

9.  TERM AND TERMINATION
    --------------------
9.1. Unless sooner terminated in accordance with this Agreement, this Agreement shall remain in effect until the expiry of the last to expire of the Licensed Patents hereunder (the "Term").
9.2. Either party shall have the right to terminate this Agreement if the other party is in material breach of or default under any material provision of this Agreement and has not cured such breach or default within sixty (60) days (thirty (30) days in the case of any failure to pay the license maintenance fee or royalties when due) after written notice by the non-breaching party specifying the nature of such breach or default.
9.3. Either party may terminate this Agreement in the event of receivership or bankruptcy of the other party, or in the event the other party shall make an assignment for benefit of its creditors, or in the event the other party shall substantially discontinue its business, such termination to be effective immediately upon notice but without prejudice to any rights of the terminating party under this Agreement.
9.4. Notwithstanding the provisions of the foregoing paragraphs, IMM shall have the right to terminate this Agreement upon three (3) months written notice; provided however, IMM shall pay any amounts due and owing to Nissin prior to such termination.
9.5. In the event that IMM has not been able to obtain, within twelve (12) years following the Effective Date, the approval of the government of any country in Licensed Territory of manufacture and sale of Product, said country shall be stricken from the Licensed Territory upon Nissin's notification to that effect.
9.6. Sections 6, 7 and 9 shall continue in full force and effect regardless of the expiration or termination of this Agreement.

10.  ARBITRATION
     -----------
10.1. Any controversy, claim or other dispute arising out of this Agreement or relating to the subject matter hereof shall be finally decided by arbitration in the Respondent's country (if Nissin should be the Respondent, in Osaka, Japan; if IMM should be the Respondent, in Vancouver) in accordance with the Rules of

Conciliation and Arbitration then in force of the International Chamber of Commerce unless the parties agree otherwise. The award rendered by the arbitrator shall be final and binding on all parties, and judgment may be entered thereon in any court having jurisdiction thereof.

11.  GENERAL
11.1. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective transferees, successors and assigns, except that, subject to sublicense contained in section 3.2, neither party shall have the right to assign this Agreement or its rights and obligations hereunder, except to an Affiliate of that party, without the prior written consent of the other party thereto, such consent not to be unreasonably withheld.
11.2. This Agreement constitutes the entire and only agreement between the parties relating to Licensed Patents and all prior oral or written negotiations, representations, agreements and understandings are superseded hereby. No agreements amending, altering or supplementing the terms hereof may be made except by means of a written document signed by the duty authorized representatives of the parties.
11.3. Any notice or communication required or permitted to be given hereunder shall be in writing and, except as otherwise expressly provided in this agreement, shall be deemed given and effective (i) when delivered personally, by telex or telecopy or (ii) when received if sent by overnight express or mailed by certified, registered or regular mail, postage prepaid, addressed to a party at its address stated above, or to such other address as such party may designate by written notice in accordance with the provisions of this Section 11.3.
11.4. This Agreement shall be construed and enforced exclusively in accordance with the domestic substantive laws of the Province of British Columbia without regard to any choice or conflict of laws rule or principle that would result in the application of the domestic substantive law of any other jurisdiction.
11.5. Headings included herein are for convenience only, and shall not be used to construe this Agreement.
11.6. For the purposes of this Agreement and all services to be provided hereunder, each shall be, and shall be deemed to be, an independent contractor and not an agent or employee of the other party. Neither party shall have authority to make any statements, representations or commitments of any kind, or to take any action which shall be binding on the other party, except as may be explicitly provided for herein or authorized in writing.
11.7. If any provision of this Agreement shall be found by a court of competent jurisdiction to be void, invalid or unenforceable, the same shall either be reformed to comply with applicable law or stricken if and only to the extent not so conformable, so as not to affect the validity or enforceability of this Agreement.
11.8. Failure of either party to enforce a right under this Agreement shall not act as a waiver of that right or the ability to later assert that right relative to the particular situation involved or to terminate this Agreement arising out of any subsequent default or breach.
11.9. This Agreement may be executed in any number of counterparts, each of which shall constitute an original document, but all of which shall constitute the same agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

NISSHIN SHOKUHIN KABUSHIKI, KAISHA
D/B/A NISSIN FOOD PRODUCTS LTD.

By: /s/ Takehito Shirahama
Title:  Senior Managing Director and Representative Director

IMMUNE NETWORK LTD.
By: /s/ Allen Bain
Title: President and CEO

THIS ADDENDUM made as of the 12 day of January, 2001.

BETWEEN:

               NISSHIN SHOKUHIN KABUSHIKI, Kaisha
               doing business as NISSIN FOOD PRODUCTS CO., LTD. 1-1-4 chome, Nishinakajima, Yodogawa-ku, Osaka 532, Japan

               ("Nissin")

AND:

               IMMUNE NETWORK LTD.
               (formerly Immune Network Research Ltd.)
               3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, Canada

               ("IMM")

WHEREAS Nissin and IMM entered into an agreement dated November 21, 2000 (the "License Agreement") and the parties hereto wish to amend the License Agreement as provided herein;

THIS ADDENDUM WITNESSES that in consideration of the covenants made between the parties hereto, the parties agree as follows:

1. "Additional Licensed Patents" shall be paten applications, divisional applications, continuations, continuations-in-parts and any foreign counterparts if any, reissues, renewals, substitutions or extensions filed or to be filed by Nissin as shown in Schedule A attached hereto and forming part of this Addendum, excluding the Licensed Patents defined in
       Section 1.5 of the License Agreement.
2. IMM shall have the right, but shall be under no obligation, to prosecute in Nissin's name Additional Licensed Patents at IMM's expense. Nissin agrees to instruct in writing its related patent counsel for such prosecution upon written request from IMM.
3. All patent applications made pursuant to Section 1 of this Addendum and resulting patents under Additional Licensed Patents shall be owned by Nissin. Section 1.5 of the License Agreement shall be deemed to be amended from time to time, to include all such additional Licensed Patents upon issue thereof, in Licensed Patents. Not withstanding the foregoing, any maintenance fees required for Additional Licensed Patents shall be all borne by IMM.
4. Nissin represents and warrants that the information attached to this Addendum as Schedule A is, as at September 26, 2000, a correct summary of the status of issued patents and patent applications relating to the inventions covered by Licensed Patents or Additional Licensed Patents.
5. Except as modified herein, all other provisions of the License Agreement shall remain in full force and effect.
6. This Addendum may be signed in counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth above.

IN WITNESS WHEREOF the parties hereto have executed this Addendum as of the date first above written notwithstanding its actual date of execution.

NISSHIN SHOKUHIN KABUSHIKI, KAISHA           IMMUNE NETWORK LTD.
doing business as NISSIN FOOD PRODUCTS       (formerly Immune Network Research
CO., LTD.                                    Ltd.)

/s/ Takehito Shirahama                        /s/ Allen Bain
-----------------------------------          -----------------------------------
NAME: Takehito Shirahama                     NAME: Allen Bain

TITLE: Senior Managing Director and          TITLE: President and CEO
       Representative Director

US5558865:  HIV immunotherapeutics
Murine NMO1 Antibody (ARCO Ref: 92P112)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            Next
                          Patent        Patent Appl.                         Legal Status                  Next         Maintenance
   Country     Patent     Status          Date and           Publication        - filed                 Maintenance    Fee Due Date
               Number     to date            No.             Date & No.     oppositions etc.               Fee**        (MM,DD,YY)
===================================================================================================================================
   Australia   659677     Patented   25683/92     8.24.1992  9.12.1995  659677   Effectively Standing     JPY45,000-     8.24.2001
-----------------------------------------------------------------------------------------------------------------------------------
     Taiwan    071845     Patented   81107046     9.04.1992  5.21.1995  247912   Effectively Standing     JPY40,000-     5.21.2001
-----------------------------------------------------------------------------------------------------------------------------------
     Russia    2128222    Patented   93005284.14  8.24.1992  3.27.1999  2128222  Effectively Standing     JPY65,000-     8.24.2001
-----------------------------------------------------------------------------------------------------------------------------------
     United    5558865    Patented   08/111,080   8.24.1992  9.24.1996  5558865  Effectively Standing     JPY150,000-    3.24.2004
     States
-----------------------------------------------------------------------------------------------------------------------------------
     Europe    0554446    Patented   92919658.2   8.24.1992  11.4.1998  554446   To be transferred to     JPY120,000-    8.24.2001
     (EPO)*                                                                      some designated states
-----------------------------------------------------------------------------------------------------------------------------------
     Canada    2094611    Patented   2094611      8.24.1992         UNKOWN       ___________________      JPY150,000-    8.24.2001
-----------------------------------------------------------------------------------------------------------------------------------
     South     251823     Patented   1993-701196  8.24.1992  1.14.2000  251823   Effectively Standing     JPY70,000-     1.14.2003
     Korea
-----------------------------------------------------------------------------------------------------------------------------------
     Japan     2888980    Patented   5-504629     8.24.1992  5.12.1994  6-503970  Effectively Standing    JPY50,000-     2.19.2002
-----------------------------------------------------------------------------------------------------------------------------------

*EPO Designated Nine States: Austria, Belgium, Switzerland, Germany, Sweden, Netherlands, France, Italy and United Kingdom
**Including Attorney's fee for payment of Next Maintenance Fee

US5665569:  HIV immunotherapeutics
Humanized NM01 Antibody (ARCO Ref: 94P018)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            Next
                          Patent        Patent Appl.                         Legal Status                  Next         Maintenance
   Country     Patent     Status          Date and           Publication        - filed                 Maintenance    Fee Due Date
               Number     to date            No.             Date & No.     oppositions etc.               Fee**        (MM,DD,YY)
===================================================================================================================================
   Australia   674539     Patented   50898/93     8.24.1993  4.22.1997  674539   Effectively Standing     JPY45,000-     8.24.2001
-----------------------------------------------------------------------------------------------------------------------------------
    Taiwan     __________ Not Filed   ____________________   _________________   ____________________     __________     __________
-----------------------------------------------------------------------------------------------------------------------------------
     Russia    2134724    Patented    94024562    8.24.1993  8.20.1999  2134724  Effectively Standing     JPY65,000-     8.24.2001
-----------------------------------------------------------------------------------------------------------------------------------
     United    5665569    Patented    08/211,980  8.24.1993  9.9.1997   5665569  Effectively Standing     JPY150,000-    3.09.2001
     States
-----------------------------------------------------------------------------------------------------------------------------------
     Europe    Not        Allowed     93920312.1  8.24.1993        UNKNOWN       To be transferred to     JPY120,000-    8.24.2001
     (EPO)*    Issued Yet                                                        some designated states
-----------------------------------------------------------------------------------------------------------------------------------
     Canada      NONE     Pending     2122044     8.24.1993        UNKNOWN       ___________________      JPY150,000-    8.24.2001
-----------------------------------------------------------------------------------------------------------------------------------
      South    Not        Allowed     94-701350   8.24.1993        UNKNOWN       ___________________      NONE,000-      NONE
      Korea    Issued Yet
-----------------------------------------------------------------------------------------------------------------------------------
       Japan   2888981    Patented    6-506600    8.24.1993  3.16.1995  7-502539 Effectively Standing     JPY30,000-     2.19.2002
-----------------------------------------------------------------------------------------------------------------------------------

*EPO Designated Fifteen States: Austria, Belgium, Switzerland, Germany, Denmark, Sweden, Netherlands, Spain, France, Greece, Italy, Ireland, United Kingdom, and Portugal.
**Including Attorney's fee for payment of Next Maintenance Fee

US5607847: Recombinant human anti-human immunodeficiency virus antibody
Humanized NM01 Antibody (ARCO Ref: 96P017)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            Next
                          Patent        Patent Appl.                         Legal Status                  Next         Maintenance
   Country     Patent     Status          Date and           Publication        - filed                 Maintenance    Fee Due Date
               Number     to date            No.             Date & No.     oppositions etc.               Fee**        (MM,DD,YY)
===================================================================================================================================
   Australia   685397     Patented   49687/93     8.24.1993  5.7.1998  685397    Effectively Standing     JPY45,000-     08.24.2001
-----------------------------------------------------------------------------------------------------------------------------------
    Taiwan     ________   Not Filed  ____________________    _________________   ___________________      ___________    __________
-----------------------------------------------------------------------------------------------------------------------------------
    Russia     ________   Abandoned  ____________________    _________________   ___________________      ___________    __________
-----------------------------------------------------------------------------------------------------------------------------------
    United     5607847    Patented   08/275,053   8.24.1993  3.4.1997  5607847   Effectively Standing     JPY150,000-    09.04.2004
    States
-----------------------------------------------------------------------------------------------------------------------------------
    Europe     NONE       Pending    93919473.4   8.24.1993       UNKNOWN        ___________________      JPY120,000-    08.24.2001
    (EPO)*
-----------------------------------------------------------------------------------------------------------------------------------
    Canada     NONE       Pending    2170034      8.24.1993       UNKNOWN        ___________________      JPY150,000-    08.24.2001
-----------------------------------------------------------------------------------------------------------------------------------
     South     NONE       Pending    94-701350    8.24.1993       UNKNOWN        ___________________         NONE           NONE
     Korea
-----------------------------------------------------------------------------------------------------------------------------------
     Japan     NONE       Pending    7-507391     8.24.1993  2.25.1997 9-501838  ___________________         NONE           NONE
-----------------------------------------------------------------------------------------------------------------------------------

*EPO Designated Fifteen States: Austria, Belgium, Switzerland, Germany, Denmark, Sweden, Netherlands, Spain, France, Greece, Italy, Ireland, United Kingdom, Luxembourg and Portugal.
**Including Attorney's fee for payment of Next Maintenance Fee


US5618922: NM03 antibody materials and methods
Murine NM03 Antibody (ARCO Ref: 96P048)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            Next
                          Patent        Patent Appl.                         Legal Status                  Next         Maintenance
   Country     Patent     Status          Date and           Publication        - filed                 Maintenance    Fee Due Date
               Number     to date            No.             Date & No.     oppositions etc.               Fee**        (MM,DD,YY)
===================================================================================================================================
   Australia   _________  Abandoned  ____________________     _________________  ___________________      ___________    __________
-----------------------------------------------------------------------------------------------------------------------------------
     Taiwan    _________  Not Filed  ____________________     _________________  ___________________      ___________    __________
-----------------------------------------------------------------------------------------------------------------------------------
     Russia    _________  Not Filed  ____________________     _________________  ___________________      ___________    __________
-----------------------------------------------------------------------------------------------------------------------------------
     United    5618922    Patented   08/279,906   7.25.1994   4.8.1997  5618922  Effectively Standing     JPY150,000-    10.08.2000
     States
-----------------------------------------------------------------------------------------------------------------------------------
     Europe    NONE       Pending    96309025.3   12.11.1996  6.17.1998  848013  ___________________      JPY65,000-     12.11.2000
     (EPO)*
-----------------------------------------------------------------------------------------------------------------------------------
     Canada    NONE       Pending    2192512      12.10.1996       UNKNOWN       ___________________      JPY120,000-    12.10.2000
-----------------------------------------------------------------------------------------------------------------------------------
      South    _________  Not Filed  ____________________     _________________  ___________________      ___________    __________
      Korea
-----------------------------------------------------------------------------------------------------------------------------------
      Japan    NONE       Patented   8-344904     12.25.1996  7.7.1998 10-182489 ___________________          NONE          NONE
-----------------------------------------------------------------------------------------------------------------------------------

*EPO Designated Fifteen States: Austria, Belgium, Switzerland, Germany, Denmark, Sweden, Netherlands, Spain, France, Greece, Italy, Ireland, United Kingdom, Luxembourg and Portugal.
**Including Attorney's fee for payment of Next Maintenance Fee

Exhibit 3-12

                               Immune Network Ltd.
                               3650 Wesbrook Mall
                            Vancouver, B.C.  V6S 2L2

December 29, 2000


InNexus, Inc.
2198 South Bay Vista Lane
Camano Island
Seattle, WA   98282
USA

Attention:     Dr. Alton C. Morgan

Dear Sirs:

Re:     Proposed Loan and Grant of Option to Acquire Sublicense to Certain
        Technology

This letter (the "Agreement") is intended to record the general terms and conditions of our mutual agreement concerning the grant by Immune Network Ltd. ("IMM") to InNexus, Inc. ("InNexus") of an option to acquire all of the issued and outstanding shares of the Subsidiary (hereinafter defined) and concerning a convertible loan from IMM to InNexus. All currency references in this Agreement are to U.S. dollars.

1. IMM will transfer to a subsidiary (the "Subsidiary") the rights to certain technology, described in Schedule A hereto (the "Technology"), held under license by IMM.

2. IMM will grant to InNexus an option (the "Subsidiary Purchase Option"), exercisable until July 1, 2001, to purchase from IMM all of the issued and outstanding shares of the Subsidiary. In order to exercise the Subsidiary Purchase Option, InNexus shall deliver to IMM written notice of the same together with payment of the Exercise Price (hereinafter defined).

3. The payment required to exercise the Subsidiary Purchase Option (the "Exercise Price") shall be paid by the issuance from treasury of InNexus voting common stock in an amount equal to the applicable percentage (shown below) of the outstanding shares of InNexus, calculated as of the date the exercise notice is given to IMM on a post-financing, fully diluted basis:

       (a) if InNexus has, at the time the exercise notice is given to IMM, irrevocably received up to $3.5 million cash from one or more equity financings completed after the date of this Agreement, excluding funds received from IMM, the applicable percentage is 42%;

       (b) if InNexus has, at the time the exercise notice is given to IMM, irrevocably received more than $3.5 million but less than $5 million cash from one or more equity financings completed after the date of this Agreement, excluding funds received from IMM, the applicable percentage is 40%;

       (c) if InNexus has, at the time the exercise notice is given to IMM, irrevocably received more than $5 million but less than $6 million cash from one or more equity financings completed after the date of this Agreement, excluding funds received from IMM, the applicable percentage is 38%; and

       (d) if InNexus has, at the time the exercise notice is given to IMM, irrevocably received $6 million or more in cash from one or more equity financings completed after the date of this Agreement, excluding funds received from IMM, the applicable percentage is 36%.

4. Dr. Alton C. Morgan will be appointed the President of the Subsidiary upon exercise of the Subsidiary Purchase Option.

5. IMM will advance to InNexus up to $161,000 (the "First Amount"), of which $61,000 has been or will be paid by IMM to Dr. Robert A. Mastico on behalf of InNexus. In addition, InNexus agrees to pay to IMM the sum of $765,333 (the "Balance") representing partial reimbursement of IMM's expenditures on the Technology. The total sum of $926,333 (the "Principal Sum") will be deemed to be a convertible loan from IMM to InNexus bearing interest at the rate of 12% per annum. The loan will mature, as to the First Amount (the "First Maturity Date"), on the second business day following the day on which IMM is given notice of exercise of the Subsidiary Purchase Option. The Balance will mature (the "Final Maturity Date") on the day which is 18 months after the date of exercise of the Subsidiary Purchase Option. This loan will be evidenced by a promissory note and secured by a convertible debenture (the "Debenture"), in form and content satisfactory to IMM and its legal counsel.

6. The Debenture shall include provision for the monies owing thereunder to be convertible into voting common stock of InNexus at a price of $1.00 per share as provided in this section. This conversion right may be exercised by IMM, as to the First Amount (together with accrued interest thereon), in whole or in part, at any time from the date of issuance of the Debenture until the First Maturity Date. As to the Balance, (together with accrued interest thereon), the conversion right may be exercised by InNexus, in whole or in part, at any time until the Final Maturity Date, and by IMM, in whole or in part, commencing from the earliest to occur of:

       (a) the date which is 12 months from the date of the exercise of the Subsidiary Purchase Option;

       (b) the date on which a change in control of the voting stock of InNexus voccurs or an agreement concerning which is entered into;

       (c) the date on which Dr. Charles Morgan ceases to hold the office of Chief Executive Officer or President of InNexus; or

       (d) the date on which InNexus completes a public distribution of its shares, the date on which its shares are listed for trading on a stock exchange or other trading facility, or the date on which InNexus enters into an agreement to undertake a reverse merger or other similar transaction with a corporation whose shares are listed on a stock exchange or other trading facility or with an affiliate of such corporation.

7. IMM will advance, not less than five business days before the end of each calendar month, the Funds for the next calendar month, in accordance with a budget and timetable approved by IMM and InNexus, with the general intent of advancing the development of the Technology.

8. The Subsidiary will not dispose of any interest in the Technology until the Subsidiary Purchase Option has been exercised, has expired or has otherwise terminated, except with the prior written consent of InNexus.

9. The Subsidiary Purchase Option will immediately and automatically terminate if InNexus has not irrevocably received, before July 1, 2001, at least $2 million cash (the "Additional Funds") from one or more completed equity financings, excluding funds received from IMM. The Subsidiary Purchase Option may not be exercised until the Additional Funds have been irrevocably received by InNexus. On or about April 1, 2001, the parties will review the progress InNexus has made towards raising the Additional Funds.

10. InNexus shall be required to spend not less than $1 million per year, during each of the first and second years following the date of exercise of the Subsidiary Purchase Option, towards advancement of the Technology. If this condition is not satisfied, IMM shall have the irrevocable right and option to buy back 100% of the Technology for a price equal to 10% of the direct costs expended by InNexus on development of the Technology.

11. IMM's President will be appointed as a director of InNexus promptly upon IMM notifying InNexus that it wishes to proceed with such appointment following exercise of the Subsidiary Purchase Option.

12. This Agreement is subject to the following conditions being satisfied or waived, in writing, by IMM on or before February 9, 2001:

       (a) approval of IMM's board of directors as evidenced by a resolution of the board;

       (b) acceptance of the Canadian Venture Exchange to the filing of the Agreement; and

       (c) completion, to the satisfaction of IMM and InNexus, of a mutual due diligence review.

13. This Agreement is subject to its approval by the InNexus board of directors as evidenced by a resolution of the board, on or before February 9, 2001.

14. IMM and InNexus agree to negotiate, in good faith, the terms of a formal agreement to supercede this Agreement. The parties acknowledge that this Agreement creates a binding obligation upon each of them and will remain in effect until superceded by such formal agreement. The formal agreement will contain customary representations, warranties and covenants of and by IMM and InNexus.

15. This Agreement shall enure to the benefit of and be binding upon IMM and InNexus and their respective successors and permitted assigns. This Agreement may not be assigned by either party except with the other's express written consent.

16. This Agreement shall be construed in accordance with the laws of British Columbia and the laws of Canada applicable therein.

17. The provisions of sections 5, 6, 10 and 11 of this Agreement shall survive the exercise of the Subsidiary Purchase Option.

18. This Agreement shall supercede all previous agreements made between the parties regarding the subject matter of this Agreement, including but not limited to the letter agreement dated December 22, 2000.

If the above terms and conditions accurately record your understanding of our agreement, please so acknowledge by signing this Agreement in the space provided and returning it to us by fax at your earliest convenience.

Yours truly,
Immune Network Ltd.
By its authorized signatory:

/s/ Allen Bain
_____________________________
Dr. Allen Bain

The foregoing is hereby confirmed, acknowledged and accepted on January 5, 2001:

InNexus, Inc.
By its authorized signatory:

/s/ Alton C. Morgan
_____________________________
Dr. Alton C. Morgan

                                   Schedule A




                                 *     Patent US05558865
                                 *     Patent US05607847
                                 *     Patent US05618922
                                 *     Patent US05665569
                                 *     Patent US05849583

                               Immune Network Ltd.
                               3650 Wesbrook Mall
                            Vancouver, B.C.  V6S 2L2


January 4, 2001


InNexus, Inc.
2198 South Bay Vista Lane
Camano Island
Seattle, WA   98282
USA

Attention:     Dr. Alton C. Morgan

Dear Sirs:

Re: Convertible Loan and Grant of Option to Acquire Sublicense to Certain Technology

We refer to Section 9 of the letter agreement between Immune Network Ltd. ("IMM") and InNexus, Inc. ("InNexus") dated December 29, 2000 (the "Agreement"), and specifically the progress review to be conducted on or about April 1, 2001. This letter will confirm that following the progress review, IMM shall have the right to terminate the Subsidiary Purchase Option (as defined in the Agreement) should it determine that adequate progress has not been made.

Please acknowledge the above by signing this letter in the space provided and returning it to us by fax at your earliest convenience.

Yours truly,

Immune Network Ltd.
By its authorized signatory:

/s/ Allen Bain
_____________________________
Dr. Allen Bain

The foregoing is hereby confirmed, acknowledged and accepted on January 5, 2001:

InNexus, Inc.
By its authorized signatory:

/s/ Alton C. Morgan
_____________________________
Dr. Alton C. Morgan

Exhibit 3-13

                               Services Agreement

THIS AGREEMENT is dated for reference the day of       , 2000

BETWEEN:

       IMMUNE NETWORK LTD., having an office at 3650 Wesbrook Mall, Vancouver, British Columbia V6S 2L2

       (the "Company")

AND:

             * , of  *

       (the "Service Provider")

WHEREAS the Company and the Service Provider wish to enter into this Agreement regarding the provision of the Service Provider's services to the Company,

THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter contained, the parties agree as follows:

1.     SERVICES

1.1 The Company hereby retains the Service Provider upon the terms and conditions of this Agreement, and the Service Provider hereby accepts such retainer on such terms and conditions.

1.2 The Service Provider shall provide the Company with expertise and assistance in the areas generally described in Schedule "A" to this Agreement. If requested by the Company, the Service Provider shall be a member of the Company's Scientific Advisory Board at the pleasure of the Company.

1.3 The Service Provider shall take direction from and report to the Company's president or to such other person as the Company's president may direct. The Service Provider shall devote sufficient time and attention to the Company's business as may be required to properly perform his duties hereunder.

1.4 If the Service Provider is providing his services to the Company as an employee or dependent contractor, the Service Provider shall be subject to the Company's control and direction over the detail and methods of work.

1.5 The Service Provider covenants that he shall not do, or fail to do, anything which could be reasonably expected to damage the reputation of the Company, its affiliates or any of its directors, officers, employees, contractors or consultants.

2.     TERM

2.1    The term of this Agreement shall be as stated in Schedule "A".

3.     REMUNERATION

3.1 The Service Provider's remuneration will be as specified in Schedule "A". If the Service Provider is an employee, all payments by the Company will be subject to the Company's remittance of all statutory deductions required by law to be made by the Company. If the Service Provider is a dependant contractor or consultant, the Service Provider shall be solely responsible for making all payments to the applicable governmental authorities required by law to be made.

3.2 The Company shall reimburse the Service Provider for all reasonable expenses incurred by him in furtherance of the Company's business. The Service Provider shall, to the greatest extent possible, submit statements and receipts for all expenses claimed. The Service Provider acknowledges that the Company will only reimburse those expenses that the Company considers reasonable or to which the Company has granted prior authorization.

4.     CONFIDENTIAL INFORMATION

4.1 The Service Provider shall keep all Confidential Information (hereinafter defined) in confidence and not use or allow others to use any Confidential Information except for Company's benefit and, if the Service Provider is a corporation or other entity, the Service Provider shall use its best efforts to ensure that all of its employees, agents directors and officers who become privy to the Confidential Information are bound by the terms of this section. In this Agreement, "Confidential Information" means all data, processes, formulations, analysis, methodologies and other information which is designated by Company as confidential, whether orally or in writing, except for any part of the Confidential Information which:

       (a) is or becomes publicly available other than as a result of a disclosure by Company;

       (b) is or becomes available to the Service Provider from a source (other than Company or its representatives) which, to the best of the Service Provider's knowledge after due inquiry, is not prohibited from disclosing such information to the Service Provider by a legal, contractual or fiduciary obligation; or

       (c) the Service Provider demonstrates was properly in the Service Provider's possession or control at the time of disclosure of that Confidential Information to it by the Company or its representatives.

4.2 The Service Provider agrees that he shall not use or bring to the Company any technical information, data, trade secrets, processes, formulae, products, inventions or other intellectual property which is proprietary to any person for whom the Service Provider has provided services.

4.3 All technical information, data, trade secrets, processes, products, formulae inventions and any other intellectual property belonging to the Service Provider prior to his engagement with the Company and upon which he wishes to continue to work, whether during the term of this Agreement or thereafter, and to which the Service Provider claims a proprietary interest are disclosed in Schedule "B" hereto or will be disclosed in writing to the president of the Company within ten (10) days of the date of this Agreement and added to Schedule "B". The Company shall hold all rights to all technical information, data, trade secrets, processes, products, formulae inventions and any other intellectual property developed by the Service Provider during the course of providing his services hereunder.

4.4 The Service Provider agrees that he shall not, before or after termination or expiry of this Agreement, remove any reports information, property, or any other material belonging to the Company, or any reproductions thereof, without the prior written permission of the Company's president.

5.     NON-COMPETITION

5.1 During the term and any renewal of this Agreement and for a period of one year thereafter, the Service Provider agrees that he shall not, directly or indirectly, hold a financial interest in, or engage in any business activities or serve in any capacity in, any company or other entity which is engaged in the pharmaceutical development of chemical analogs that are closely related to those of the Company or any of its subsidiaries.

6.     TERMINATION OF AGREEMENT

6.1 This Agreement may be immediately terminated by the Company, without advance notice or payment in lieu thereof, as follows:

       (a)    during the probationary period specified in Schedule "A"; or

       (b)    for cause (as defined in section 6.2).

6.2 For the purposes of subsection 6.1, "cause" shall mean any of the following events:

       (a) the Service Provider is dishonest in dealing with Company or his conduct is in any way prejudicial to the Company or materially and adversely affects his ability to perform his duties hereunder;

       (b) the Service Provider fails to perform assigned duties in a manner acceptable to Company, which failure is not fully remedied by the Service Provider within 10 business days after notice in writing thereof has been given by the Company to the Service Provider;

       (c)    the Service Provider breaches a material term of this Agreement;
              or

       (d) the Service Provider is convicted of a crime involving theft or fraud.

6.3 Either party may terminate this Agreement upon 30 days' notice to the other party.

7.     RELATIONSHIP

7.1 The Service Provider shall not be deemed to be, or represent himself as, an agent of the Company.

8.     COMPLIANCE WITH LAWS

8.1 The Service Provider shall comply with all applicable statutes, rules and regulations and the lawful requirements and directions of any governmental authority having jurisdiction with respect to the provision of his services.

9.     MISCELLANEOUS

9.1 The Service Provider acknowledges that Maitland & Company represents the Company in this transaction and that Maitland & Company has recommended that the Service Provider obtain independent legal advice before signing this Agreement.

9.2 The provisions of the schedules attached hereto form an integral part of this Agreement.

9.3 Any notice or other communication given under this Agreement shall be in writing and shall be deemed to have been given if personally delivered to a party at its address appearing on the first page of this Agreement (or to such other address as one party provides to the other in a notice given according to this subsection). All notices and other communications shall be deemed to have been given and received on the first business day following its delivery as aforesaid.

9.4 The provisions of sections 4 and 5 of this Agreement shall survive the expiry or earlier termination of this Agreement.

9.5 If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, by a court of competent jurisdiction, such determination shall not affect or impair the validity or enforceability of any other provision of this Agreement which shall be valid and enforceable to the fullest extent permitted by law.

9.6 This Agreement may not be assigned by either party without the prior written consent of the other. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

9.7 The laws of British Columbia and the laws of Canada applicable therein shall exclusively govern this Agreement.

9.8 This Agreement represents the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, between the parties concerning the Service Provider's provision of services to the Company. This Agreement may not be amended or otherwise modified except by an instrument in writing signed by both parties.

9.9 This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which shall constitute one agreement. This Agreement may be delivered by fax.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written notwithstanding its actual date of execution.

Immune Network Ltd.
by its authorized signatory

------------------------------------------
Name:
     -------------------------------------
Title:
      ------------------------------------


SIGNED, SEALED AND DELIVERED by           )
  *   in the presence of:                 )
                                          )
                                          )
                                          )
                                          )
                                          )
                                          )
------------------------------------------) ------------------------------------
Signature of Witness                      )  *
                                          )
------------------------------------------)
Print Name                                )
                                          )

                                   Schedule A

                               Details of Retainer

The Service Provider shall provide the Company with his expertise and
assistance, on a  *   [full-time/part-time] basis, in the following general
areas:

[list general areas in which services will be provided]

1.     The Service Provider will provide his services as [check one]:


           an employee          a dependent contractor          a consultant
       ----                 ----                            ----

2. The term of this Agreement will commence on *(the "Start Date") and, subject to completion of the probationary period and the termination provisions of this Agreement, terminate on *. The probationary period shall commence on the Start Date and expire * months thereafter.

3. In consideration of the Service Provider's services under this Agreement, the Company shall pay the Service Provider the monthly sum of $*. If the Service Provider is an employee, he will be entitled to * weeks of paid vacation to be taken at times approved by the Company, such approval not to be unreasonably withheld.

OR
--

       In full payment of the Service Provider's services, the Company will, if it has not already done so in anticipation of entering into this Agreement, grant the Service Provider an option (the "Stock Option") to purchase * common shares of the Company at the minimum exercise price permitted by the policies of the Vancouver Stock Exchange ("Exchange"). The Stock Option, which shall be subject to receipt of Exchange acceptance, shall be exercisable for a period of * years [maximum of 5 years] provided that the Stock Option shall terminate on the 30th day following the date on which the Service Provider ceases to be a dependent contractor, employee, consultant, senior officer or director of the Company. The Company will promptly apply for Exchange acceptance of the grant of the Stock Option provided that the Service Provider has executed and delivered to the Company all documents and instruments reasonably requested by the Company or its solicitors.

                                   Schedule B
            Technical Information etc. referred to in Subsection 4.3

Exhibit 3-14

                              IMMUNE NETWORK LTD.

                             2000 STOCK OPTION PLAN

      Accepted for filing by the Canadian Venture Exchange on June 16, 2000

                               Table of Contents

                   ARTICLE I - DEFINITIONS AND INTERPRETATION

1.1     Definitions                                                            1
1.2     Choice of Law                                                          2
1.3     Headings                                                               2

                     ARTICLE II - PURPOSE AND PARTICIPATION

2.1     Purpose                                                                2
2.2     Participation                                                          2
2.3     Notification of Award                                                  3
2.4     Copy of Plan                                                           3
2.5     Limitation                                                             3

                  ARTICLE III - TERMS AND CONDITIONS OF OPTIONS

3.1     Board to Allot Shares                                                  3
3.2     Number of Shares                                                       3
3.3     Term of Option                                                         3
3.4     Termination of Option                                                  4
3.5     Exercise Price                                                         5
3.6     Assignment of Options                                                  5
3.7     Adjustments                                                            5
3.8     Vesting                                                                5

                         ARTICLE IV - EXERCISE OF OPTION

4.1     Exercise of Option                                                     6
4.2     Exercise Restrictions                                                  6
4.3     Issue of Share Certificates                                            6
4.4     Condition of Issue                                                     6

                           ARTICLE V - ADMINISTRATION

5.1     Administration                                                         7
5.2     Interpretation                                                         7

                     ARTICLE VI - AMENDMENT AND TERMINATION

6.1     Prospective Amendment                                                  7
6.2     Retrospective Amendment                                                7
6.3     Termination                                                            7
6.4     Agreement                                                              8

                    ARTICLE VII - APPROVALS REQUIRED FOR PLAN

7.1     Approvals Required for Plan                                            8
7.2     Substantive Amendments to Plan                                         8

                                    ARTICLE I
                         DEFINITIONS AND INTERPRETATION

1.1     DEFINITIONS

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

(a) "Administrator" means, initially, the secretary of the Company and thereafter shall mean such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

(b) "Award Date" means the date on which the Board grants and announces a particular Option;

(c)     "Board" means the board of directors of the Company;

(d) "Company" means Immune Network Ltd. or any "Affiliate" thereof, within the meaning of the Securities Act;

(e) "Director" means directors, senior officers and Management Company Employees of the Company or directors, senior officers and Management Company Employees of any subsidiary of the Company to whom stock options can be granted in reliance on a prospectus exemption under applicable securities laws;

(f) "Employee" means (i) an individual considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax and other deductions are made by the Company); (ii) an individual who works full-time for the Company providing services normally provided by an employee of the Company but for whom income tax and other deductions are not made by the Company; (iii) an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week, but for whom income tax and other deductions are not made by the Company; and (iv) other persons who are providing, have provided, or have agreed to provide a service of value to the Company;

(g)     "Exchange" means the Canadian Venture Exchange;

(h) "Exercise Notice" means the notice respecting the exercise of an Option, in the form set out as Schedule "B" hereto, duly executed by the Option Holder;

(i) "Exercise Period" means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date;

(j) "Exercise Price" means the price at which an Option may be exercised as determined in accordance with section 3.5;

(k) "Expiry Date" means the date determined in accordance with section 3.3 and after which a particular Option cannot be exercised;

(l) "Option" means an option to acquire Shares, awarded to a Director or Employee pursuant to the Plan;

(m) "Option Certificate" means the certificate, substantially in the form set out as Schedule "A" hereto, evidencing an Option;

(n) "Option Holder" means a Director or Employee or former Director or Employee who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

(o) "Personal Representative" means (i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and (ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

(p)     "Plan" means this stock option plan;

(q)     "Securities Act" means the Securities Act (British Columbia); and

(r) "Share" or "Shares" means, as the case may be, one or more common shares without par value in the capital of the Company.

1.2     CHOICE OF LAW

The Plan is established under, and the provisions of the Plan shall be interpreted and construed solely in accordance with, the laws of the Province of British Columbia.

1.3     HEADINGS

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

                                      ARTICLE II
                               PURPOSE AND PARTICIPATION

2.1     PURPOSE

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate Directors or Employees, to reward such of those Directors or Employees as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Directors or Employees to acquire Shares as long term investments.

2.2     PARTICIPATION

The Board shall, from time to time, in its sole discretion determine those Directors or Employees, if any, to whom Options are to be awarded. If the Board elects to award an Option to a Director, the Board shall, in its sole discretion but subject to section 3.2, determine the number of Shares to be acquired on the exercise of such Option. If the Board elects to award an Option to an Employee, the number of Shares to be acquired on the exercise of such Option shall determined by the Board in its sole discretion, and in so doing the Board may take into account the following criteria:

(a) the Employee's remuneration as at the Award Date in relation to the total remuneration payable by the Company to all of its Employees as at the Award Date;

(b) the length of time that the Employee has provided services to the Company; and

(c)     the nature and quality of work performed by the Employee.

2.3     NOTIFICATION OF AWARD

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4     COPY OF PLAN

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5     LIMITATION

The Plan does not give any Option Holder who is a Director the right to serve or continue to serve as a Director nor does it give any Option Holder who is an Employee, the right to be or to continue to be employed or engaged by the Company.

                                    ARTICLE III
                          TERMS AND CONDITIONS OF OPTIONS

3.1     BOARD TO ALLOT SHARES

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the exercise thereof.

3.2     NUMBER OF SHARES

The maximum number of Shares issuable under the Plan shall not exceed 6,622,958 Shares of the Company, of which 2,402,000 Shares are already reserved for issuance pursuant to previously issued stock options. The total number of Options awarded to all consultants and to all persons employed by the Company who perform investor relations activities for the Company shall not exceed 2% of the issued and outstanding Shares of the Company at the time of award without consent being obtained from the Exchange.

If any Option expires or otherwise terminates for any reason without having been exercised in full, or if any Option is exercised in whole or in part, the number of Shares in respect of which Option expired, terminated or was exercised shall again be available for the purposes of the Plan.

3.3     TERM OF OPTION

Subject to section 3.4, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than:

(a) for so long as the Company is classified as a Tier 2 issuer or equivalent designation of the Exchange, the fifth anniversary of the Award Date of the Option; or

(b) if the classification of the Company on the Exchange is upgraded from that of a Tier 2 issuer, or the Shares are no longer listed on the Exchange, the tenth anniversary of the Award Date of the Option.

3.4     TERMINATION OF OPTION

An Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix a minimum or maximum number of Shares in respect of which an Option Holder may exercise part of any Option held by such Option Holder. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. (Vancouver time) on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board at the time the Option is awarded and the date established, if applicable, in subsections (a) to (c) below.

(a)     Death
        -----

        In the event that the Option Holder should die while he or she is still a Director (if he or she holds his or her Option as Director) or Employee (if he or she holds his or her Option as Employee), the Expiry Date shall be 12 months from the date of death of the Option Holder.

(b)     Ceasing to Hold Office
        ----------------------

        In the event that the Option Holder holds his or her Option as Director and such Option Holder ceases to be a Director of the Company other than by reason of death, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be a Director of the Company unless the Option Holder continues to be engaged by the Company as an Employee, in which case the Expiry Date shall remain unchanged, or if the Option Holder ceases to be a Director of the Company as a result of:

        (i) ceasing to meet the qualifications set forth in section 114 of the Company Act (British Columbia); or

        (ii) a special resolution having been passed by the members of the Company pursuant to subsection 130(3) of the Company Act (British Columbia),

        in which case the Expiry Date shall be the date the Option Holder ceases to be a Director of the Company.

(c)     Ceasing to be Employed
        ----------------------

        In the event that the Option Holder holds his or her Option as an Employee of the Company and such Option Holder ceases to be an Employee of the Company other than by reason of death, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be an Employee of the Company unless the Option Holder ceases to be an Employee of the Company as a result of:

        (i)   termination for cause; or

        (ii) by order of the British Columbia Securities Commission, the Exchange, or any regulatory body having jurisdiction to so order, in which case the Expiry Date shall be the date the Option Holder ceases to be an Employee of the Company.

3.5     EXERCISE PRICE

The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, and shall not be less than the closing price of the Company's Shares traded through the facilities of the Exchange (or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading) on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required by the Exchange.

3.6     ASSIGNMENT OF OPTIONS

Options may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by section 4.1, exercise the Option within the Exercise Period.

3.7     ADJUSTMENTS

If prior to the complete exercise of any Option the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the "Event"), an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Event an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Options unless such amount of Shares represents the balance left to be exercised under the Options.

3.8     VESTING

The following provisions regarding vesting shall apply to the Options:

(a) For so long as the Company is not classified as a Tier 1 issuer or equivalent designation on the Exchange, all Options awarded pursuant to the Plan, except in exceptional circumstances as determined by the Board, must contain conditions relating to the vesting of the right to exercise an Option awarded to any Option Holder, which will provide that the right to purchase the Shares under the Option may not be exercised any earlier than the following times (although the Board may impose longer vesting periods):

            No. of Optioned Shares     Date After Which Shares May Be Purchased
            ----------------------     ----------------------------------------
                 30%                   Six months following Award Date
                 40%                   Twelve Months following the Award Date
                 30%                   Eighteen Months following the Award Date

        In the event that the classification of the Company on the Exchange is upgraded to that of a Tier 1 issuer or equivalent designation, or the Company's common shares are no longer listed on the Exchange, the Board may, in its sole discretion at the time the Option is awarded, but will not be required to, impose conditions relating to the vesting of the right to exercise an Option awarded to any Option Holder.

(b) Notwithstanding the provisions of subsection 3.8(a) and subject to Exchange acceptance, the Board may grant Options bearing vesting provisions more favourable than those specified in subsection 3.8(a).

(c) The Option Certificate representing any such Option will disclose the applicable vesting conditions.

                                   ARTICLE IV
                               EXERCISE OF OPTION

4.1     EXERCISE OF OPTION

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part, subject to any applicable exercise restrictions, at any time or from time to time during the Exercise Period up to 5:00 p.m. (Vancouver time) on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2     EXERCISE RESTRICTIONS

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option in addition to the vesting provisions specified in section 3.8. Any such restrictions shall be recorded on the applicable Option Certificate.

4.3     ISSUE OF SHARE CERTIFICATES

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

4.4     CONDITION OF ISSUE

The issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully cooperate with the Company in complying with such laws, rules and regulations.

                                    ARTICLE V
                                 ADMINISTRATION

5.1     ADMINISTRATION

The Plan shall be administered by the Administrator on the instructions of the Board or such committee of the Board to which the Board may authorize to act for the Board in respect of matters relating to the Plan. The Board or such committee may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator or any Director, Employee or officer of the Company such administrative duties and powers as it may see fit.

5.2     INTERPRETATION

The interpretation by the Board or its authorized committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

                                   ARTICLE VI
                            AMENDMENT AND TERMINATION

6.1     PROSPECTIVE AMENDMENT

Subject to applicable regulatory approval, the Board may from time to time amend the Plan and the terms and condition of any Option thereafter to be awarded and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Plan, any Option or the Shares, or for any other purpose which may be permitted by all relevant laws, rules and regulations, provided always that any such amendment shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

6.2     RETROSPECTIVE AMENDMENT

Subject to applicable regulatory approval, the Board may from time to time retrospectively amend the Plan and may also, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options which have been previously awarded.

6.3     TERMINATION

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination the Company, such Options and such Option Holders shall continue to be governed by the provisions of the Plan.

6.4     AGREEMENT

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of the Plan.

                                   ARTICLE VII
                           APPROVALS REQUIRED FOR PLAN

7.1     APPROVALS REQUIRED FOR PLAN

Prior to its implementation by the Company, the Plan is subject to the receipt of approvals by the shareholders of the Company at general meeting and the Exchange.

7.2     SUBSTANTIVE AMENDMENTS TO PLAN

Any substantive amendments to the Plan shall be subject to the Company first obtaining the necessary approvals of:

(a) the shareholders of the Company at general meeting, including the approval of disinterested shareholders where required by the rules and policies of any stock exchange on which the Shares may be listed for trading; and

(b)     any stock exchange on which the Shares may be listed for trading.

                                   Schedule A

                               IMMUNE NETWORK LTD.

                             2000 STOCK OPTION PLAN
                               OPTION CERTIFICATE

This certificate is issued pursuant to the provisions of the Immune Network Ltd. (the "Company") 2000 Stock Option Plan (the "Plan") and evidences that ________ [Name.of.Optionee] is the holder of an option (the "Option") to purchase up to _________ [Number.of.Shares] common shares (the "Shares") in the capital stock of the Company at a purchase price of $ _________per Share. Subject to the provisions of the Plan:

(a)     the Award Date of this Option is *[insert date of grant]; and

(b)     the Expiry Date of this Option is *[insert date of expiry].

Additional Vesting or Other Restrictions
----------------------------------------

___________[enter additional restrictions] OR

N/A

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 p.m. (Vancouver time) on the Expiry Date, by delivering to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this certificate and a certified cheque or bank draft payable to Immune Network Ltd. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded this _________ day of____________________.

IMMUNE NETWORK LTD.
by its authorized signatory:

______________________________________

NAME: ________________________________

TITLE: _______________________________

                                   Schedule B

                                 EXERCISE NOTICE

To:     The Administrator, Stock Option Plan
        Immune Network Ltd.
        3650 Wesbrook Mall
        Vancouver, BC   V6S 2L2

The undersigned hereby irrevocably gives notice, pursuant to the Immune Network Ltd. (the "Company") Stock Option Plan (the "Plan"), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)     all of the Shares; or

(b) __________________ of the Shares, which are the subject of the Option Certificate attached hereto.

Calculation of total Exercise Price:

        (i)     number of Shares to be acquired on exercise:     ____________
                Shares
        (ii)    times the Exercise Price per Share:             $____________

         TOTAL EXERCISE PRICE, enclosed herewith:               $____________

The undersigned tenders herewith a certified cheque or bank draft (circle one) in the amount of $_______________ payable to Immune Network Ltd. in an amount equal to the total Exercise Price of the aforesaid Shares, as calculated above, and directs the Company to issue the share certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address:

                  _____________________________________________

                  _____________________________________________

                  _____________________________________________

DATED the ______ day of _____________________, 2000.


_____________________________________      _____________________________________
Signature of Witness                       Signature of Option Holder

_____________________________________      _____________________________________
Name of Witness (please print)             Name of Option Holder (please print)

Exhibit 3-16

Subsidiaries of Immune Network Ltd.

B.C. Research Inc.
Incorporated under the laws of the Province of British Columbia

A private company located in Vancouver, BCR is a technology contract services company and technology incubator. It has an 180,000 square foot facility located on 10 acres at the University of British Columbia. BCR provides laboratory analysis and testing, field work, consulting services and applied research and development under contract in the following market areas: chemical process and analysis, environment health and safety and natural health product services. BCR also derives revenue from rental property.

612673 B.C. Ltd.
Incorporated under the laws of the Province of British Columbia

612673 B.C. Ltd. is the Registrant's wholly-owned subsidiary, which holds the Registrant's monoclonal antibody technologies for the treatment of AIDS. 612673 B.C. Ltd. is a private company incorporated under the laws of British Columbia, Canada.