Form 20-F
period 2001-12-31
IMMUNE NETWORK LTD
filed 2002-07-16
CIK 1097907

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-30972

IMMUNE NETWORK LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1768 West 3rd Avenue
Vancouver, British Columbia, Canada V6J 1K4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable
Title of Class

Not Applicable
Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
Title of Class

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

There were 63,671,395 common shares, without par value, issued and outstanding as of December 31, 2001.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow.

ITEM 17 [X] ITEM 18 [ ].

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. YES [ ] NO [ ]

GLOSSARY

The following are abbreviations and definitions of terms used in this annual report:

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

FDA Food and Drug Administration (United States).

HIV Human immunodeficiency virus.

in vivo Occurring in a living organism.

in vitro Occurring outside a living organism.

Monoclonal antibodies Antibodies which are produced by a single clone and are homogenous.

TPP Therapeutics Products Programme (Canada).

PART I

This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us", "our", and "Immune" mean Immune Network Ltd. and our subsidiary, unless otherwise indicated.

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The selected financial data presented below for the five year period ended December 31, 2001 is derived from, should be read in conjunction with, and is qualified in its entirety by the audited consolidated financial statements of our company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conforms to United States generally accepted accounting principles ("U.S. GAAP") except as disclosed in Note 21 to the consolidated financial statements included herein. The information set forth below should be read in conjunction with our company's consolidated financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in Canadian dollars. The exchange rate for conversion to U.S. dollars is detailed below in this Item 3.

Selected Financial Data

(Stated in Canadian Dollars)

Fiscal Year Ended December 31

CANADIAN GAAP
	2001	2000	1999	1998	1997
Total Assets	$795,455	$24,615,854	$684,580	$226,068	$167,183
Net Assets	$300,451	$13,027,749	$331,005	$88,414	$135,085
Capital Stock, Common Shares	$17,877,253	$17,790,272	$3,796,435	$2,692,862	$2,582,860
Capital Stock, Preferred Shares	$7,532,021	$7,532,021	-	-	-
Number of Common Shares	63,671,395	63,048,170	27,939,465	20,570,452	19,970,452

CANADIAN GAAP
	2001	2000	1999	1998	1997
Loss from Continuing Operations	$(9,517,123)	$(8,635,829)	$(815,984)	$(201,671)	$(262,744)
Loss from Discontinued Operations	$(3,232,156)	$(325,874)	-	-	-
Net Loss for the year	$(12,749,279)	$(8,961,703)	$(815,984)	$(201,671)	$(262,744)
Basic and Diluted Loss from Continuing Operations per Common Share	$(0.16)	$(0.23)	$(0.04)	$(0.02)	$(0.02)
Basic and Diluted Loss from Discontinued Operations per Common Share	$(0.06)	$(0.01)	-	-	-
Basic and Diluted Loss per Common Share	$(0.22)	$(0.24)	$(0.04)	$(0.02)	$(0.02)

Reconciliation to United States Generally Accepted Accounting Principles

UNITED STATES GAAP
	2001	2000	1999	1998	1997
Total Assets	$745,926	$28,227,874	$684,580	$226,068	$167,183
Net Assets	$250,922	$16,677,164	$331,005	$88,414	$135,085
Capital Stock, Common Shares	$21,924,418	$21,827,437	$4,388,800	$3,147,485	$2,582,260
Capital Stock, Preferred Shares	$7,532,021	$7,532,021	-	-	-
Number of Common Shares	63,671,395	63,048,170	27,939,465	20,570,452	19,970,452

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES STATEMENTS OF LOSS
	2001	2000	1999	1998	1997

Loss for the year, Canadian GAAP	$(12,749,279)	$(8,961,703)	$(815,984)	$(201,671)	$(262,744)
Adjustment for stock-based compensation	$(44,909)	$(311,789)	$(137,740)	$(162,000)	-
Adjustment for deferred charge	$33,065	$(33,065)	-	-	-
Adjustment to loss on disposal	$(3,245,370)	-	-	-	-
Adjustment for goodwill amortization	$(197,037)	$(137,989)	-	-	-
Adjustment for future income tax recovery	-	$(671,000)	-	-	-
Adjustment for dilution gain	$(90,773)	$(30,257)	-	-	-
Loss for the year, U.S. GAAP	$(16,294,303)	$(10,145,803)	$(953,724)	$(363,671)	$(262,744)

Loss per share, U.S. GAAP	$(0.28)	$(0.27)	$(0.05)	$(0.02)	$(0.02)

Currency Exchange Rates

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On May 31, 2002, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.5275. For the past five fiscal years ended December 31, and for the period between December 1, 2001 and May 31, 2002, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year/ Month End	Average	Low / High
December 31, 1997	$1.3894	not applicable
December 31, 1998	$1.4894	not applicable
December 31, 1999	$1.4827	not applicable
December 31, 2000	$1.4871	not applicable
December 31, 2001	$1.5519	not applicable
December 31, 2001 (month end)	not applicable	$1.5635 / $1.5990
January 31, 2002 (month end)	not applicable	$1.5899 / $1.6128
February 28, 2002 (month end)	not applicable	$1.5885 / 1.6112
March 31, 2002 (month end)	not applicable	$1.5767 / $1.5958
April 30, 2002 (month end)	not applicable	$1.5632 / $1.5995
May 31, 2002 (month end)	not applicable	$1.5275 / $1.5708

D. Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgement regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. There are three primary markets for pharmaceuticals: North America, Europe and Japan/Asia, and the risk factors associated with our projects may vary according to the particular market being addressed. Specific risk factors to be considered include, but are not limited to, those listed below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.

Our products are in an early stage of development

All of our products are in the research and/or development stage. At present, we do not own or possess rights to a marketable product. There can be no assurance that any of our products will be fully developed and tested, and if fully developed and tested, will perform in accordance with our expectations. There is also no assurance that necessary regulatory approvals or clearances will be obtained in a timely manner, if at all, or that any of our products can be successfully and profitably developed, produced and marketed. The research may fail or the compounds may not meet regulatory approval for human use. Even if our research programs are successful, development of a marketable product will likely take several years.

There is no guarantee that we will make a satisfactory deal with a major pharmaceutical company to conduct human clinical trials, to complete product development, to obtain regulatory approval, or ultimately to market any product.

We have no sales or revenues, a history of operating losses and an accumulated deficit

We have had no product sales revenue to date. Although we have been involved with pharmaceuticals since 1991, we have been engaged only in research and development. We have incurred significant operating losses, including net losses of $12,749,279 in fiscal 2001, $8,961,703 in fiscal 2000 and $815,984 in fiscal 1999. At December 31, 2001, we had an accumulated deficit of $25,176,412. Consistent with the general experience of traditional biotechnology companies, for some projects it may be a number of years, if ever, before we receive any significant revenues from commercial sales of products. Our future growth and profitability will be principally dependent upon our ability to successfully complete development of, obtain regulatory approvals for, and market or license our proposed products. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by new product introductions. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products, and expect these expenses to result in continuing and significant losses until such time as we are able to achieve adequate, if any, revenues. There can be no assurance that we will be able to generate significant revenues or achieve profitable operations. Failure to obtain additional capital, if needed, would have a material adverse effect on our operations. Even if we do achieve profitability, we may not be able to sustain it. These circumstances raise substantial doubt about our ability to continue as a going concern as described in Note 1 of the consolidated financial statements and Comments by the Auditor on Canada - United States Reporting Difference.

We require substantial funding, the availability of which cannot be assured

We will require substantial funds in order to conduct our future activities. We intend to seek these funds through equity financing, collaborative arrangements with corporate sponsors or from other sources. We may also require additional funds in order to acquire technology or products that complement our efforts. There can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to existing shareholders. If sufficient capital is not available, or is available but at a prohibitive cost, we may be required to delay, reduce the scope of, eliminate or divest one or more of our discovery, research or development programs, any of which could have a material adverse effect on our business, financial condition and results of operations.

We or other parties may be unable to meet cost-sharing commitments under various agreements

We may, in the future, be unable to meet our share of costs incurred under agreements to which we are a party and we may have our interests in certain licenses, rights or products subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the costs required to complete the recommended programs. (See Item 10, "Additional Information," under the heading "C. Material Contracts.")

There is no assurance that we will be able to obtain and maintain patents, permits and licenses

We consider patent protection and proprietary technology to be materially significant to our business. We rely on certain patents and pending applications relating to various aspects of our potential products and technology. We either own or exclusively license these patents and patent applications. There can be no assurance that we will be able to obtain and retain all necessary patents, licenses and permits that may be required to carry out the research and development, manufacturing, preclinical and clinical testing, regulatory approval and marketing of commercial products. There can also be no assurance that others will not independently develop similar technologies, duplicate any technology developed by our company, that our technology will not infringe upon patents or other rights owned by others, that any of our patents will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to us. Litigation, which could result in substantial costs to our company, may be necessary to enforce the rights provided by our patents or to determine the scope and validity of others' proprietary rights.

There have been no patent infringement claims filed by or against our company.

There is no assurance of protection of proprietary information

Certain of our know-how and proprietary technology may not be patentable. To protect our rights, we require management personnel, employees, consultants, advisors and collaborators to enter into confidentiality agreements. There is no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

There are no assurances regarding continued licensing of proprietary technology owned by others

The manufacture and sale of any products developed by our company will involve the use of processes, products or information, the rights to certain of these, which are owned by others. Although we have obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expire during critical periods, that we will be able to obtain licenses or other rights which may be important to it or, if obtained, that such licenses will be obtained on favorable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

There is no assurance that we will receive necessary regulatory approvals on a timely basis, if at all

The preclinical testing and clinical trials of any products developed by our company or our collaborators and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any resulting new products are subject to regulation by federal, state and local governmental authorities in the United States, principally the FDA, and by other similar agencies in other countries. In order for a product developed by our company or our collaborators to be marketed and sold in a particular country, it must receive all relevant regulatory approvals or clearances. The regulatory process, which includes extensive preclinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from a preclinical trial and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by our company or our collaborators, impose significant additional costs on our company and our collaborators, diminish any competitive advantages that our company or our collaborators may attain and adversely affect our ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with our company.

Any regulatory approvals, if granted, may be subject to limitations or withdrawn

Any regulatory approval or clearances granted may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product. In addition, product approvals or clearances, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with the current Good Manufacturing Practice Regulations, administered by the FDA. Failure to comply with applicable regulatory requirements may result in actions such as warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production and refusal of the government to renew marketing applications or criminal prosecution.

We might be required to incur additional significant costs to comply with other laws and regulations

We are also subject to numerous federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with our discovery, research and development activities. We are unable to predict the extent to which government regulations may have an adverse effect on the discovery, development, production and marketing of our products. Also, there can be no assurance that we will not be required to incur significant costs to comply with current or future laws or regulations or that we will not be adversely affected by the cost of such compliance.

There is no assurance that any products we may develop will be manufactured in commercial quantities

We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture any products that we may develop. We presently have no plans for developing an in-house marketing or manufacturing capability. Accordingly, we will be dependent upon securing a contract manufacturer or other third party to manufacture such products. There can be no assurance that the terms of any such arrangement would be favorable enough to permit the products to compete effectively in the marketplace. There are presently no such arrangements in place.

Non-compliance with Good Manufacturing Practices will delay the manufacture of any products we may develop

The manufacture of any approved pharmaceutical products that we may develop will be subject to current Good Manufacturing Practices or similar regulations prescribed by the FDA in the United States, the TPP in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that we or any entity manufacturing products on our behalf will be able to comply with Good Manufacturing Practices or satisfy certain regulatory inspections in connection with the manufacture of our proposed products. Failure or delay by any manufacturer of our products to comply with Good Manufacturing Practices or similar regulations or satisfy regulatory inspections would have a material adverse effect on our company.

We face intense competition

The biotechnology industry is intensely competitive. Many companies and research organizations currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as our company. Many of the competing companies have significantly greater financial resources and expertise than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of our company. There can be no assurance that competitors will not develop more effective or more affordable products or achieve earlier patent protection or product commercialization than our company and our collaborators or that such competitive products will not render our products obsolete.

While various products currently being developed by third parties might potentially be used in combination with our Alzheimer disease project drug candidates, they may also become direct competitors. Potential competitors include Aventis Pharma Inc. and Neotherapeutics Inc. With respect to our AIDS project, it is unlikely that our drug candidates will directly compete with individual AIDS therapies; our drug candidates would likely be part of a combination regimen.

There is no assurance that any products we may develop will gain market acceptance

There can be no assurance that any products successfully developed by our company or our corporate collaborators, if approved for marketing, will ever achieve market acceptance. Our products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by our company or our corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by our company or our corporate collaborators.

Our success will depend largely on our ability to attract and manage future corporate collaborations

The success of our business strategy is largely dependent on our ability to enter into collaborations and to effectively manage the relationships that may come to exist as a result of this strategy. We are currently seeking corporate collaborators but there can be no assurance that such efforts will lead to the establishment of any favorable collaboration. There can be no assurance that any of our future or existing collaborators will commit sufficient resources to our research and development programs or the commercialization of our products. Also, there can be no assurance that such collaborators will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with our company or that disputes will not arise with respect to ownership of technology developed under any such collaborations. Management of our collaborative relationships will require significant time and effort from our management team and effective allocation of our resources.

We may lack the resources to successfully manage our future growth

Our future growth, if any, may cause a significant strain on our management, operational, financial and other resources. Our ability to manage our growth effectively will require that we implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in our operational, financial, manufacturing and management information systems could have a material adverse effect on our business, financial condition and results of operations.

We depend upon key personnel, the loss of any one of whom could have an adverse effect

We are dependent upon all members of our management team and the loss of any of these employees could have an adverse effect on our company to the extent that we are unable to hire a replacement in a timely manner. However, we have implemented a continuous training program to expose our employees to areas outside of their direct responsibility so as to minimize the disruption encountered by the loss of any employee. Competition among biotechnology companies for qualified employees is intense and the ability to retain and attract qualified individuals is critical to our success. In order to reduce our risk regarding key employees, we have entered into an employment agreement with each of our key employees. We are also dependent, to some extent, on the guidance of certain members of our scientific advisory board, none of whom will be devoting his full-time efforts to our business. There can be no assurance that we will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all. In addition, we do not maintain "key person" life insurance on any of our officers, employees or consultants except for Dr. Allen I. Bain, President and Chief Executive Officer. We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to our company. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of our company.

Certain officers and directors may potentially face conflicts of interest

Certain of our officers and directors, namely Dr. Allen I. Bain and Oh Kim Sun, also serve as officers and/or directors of other companies which engage in biotechnology/pharmaceutical research and development activities. Although there are inherent conflicts arising from an officer or director holding such positions with more than one company (such as in determining the allocation of the individual's time and business opportunities presented to the individual), there are presently no specific conflicts of interest arising from our company and such other companies having common insiders. To the extent that such other companies may participate in ventures in which we may participate, our directors would have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of the matter before the meeting. In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of our company. In determining whether we will participate in a particular program, the directors will primarily consider the potential benefits to our company, the degree of risk to which we may be exposed and our financial position at the time. Other than as indicated, we have no other procedures or mechanisms to deal with conflicts of interest.

We potentially face exposure from product liability claims

The products we are attempting to develop will, in most cases, undergo extensive clinical testing and will require FDA and TPP approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner or which are alleged to have side effects will be sold. The sale of such products may expose us to potential liability resulting from the use of such products. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions or the impact on the market for such products of any allegations of these claims (even if unsupported) or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any charges imposed on our company in excess of existing insurance coverage, if any, may have a material adverse impact on us. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and operations, to the extent insurance covering any such liability is not available. It is our policy to secure product liability coverage prior to the commencement of each product's clinical trial. It is anticipated that insurance equivalent to that customarily maintained by other entities in our industry and of our approximate size will be carried by our company against such product liability claims in the future. However, obtaining insurance of all kinds has become increasingly costly and difficult, and there can be no assurance that any such insurance will be available at all, available on commercially reasonable terms or, if obtained, will be sufficient to satisfy asserted claims.

We are exposed to currency fluctuations

We report our financial position and results of operations in Canadian dollars in our annual financial statements. Our operations result in exposure to foreign currency fluctuations and such fluctuations may materially affect our financial position and results of operations. We do not currently take any steps to hedge against currency fluctuations.

Shares reserved for future issuance may result in dilution to existing shareholders

As at June 15, 2002, we had reserved 60,029,136 common shares for issuance upon the exercise of stock options and other rights to purchase our common shares. Such shares represent a potential dilution of approximately 30% based upon 198,107,774 shares issued and outstanding at June 15, 2002. We may in the future enter into commitments which would require the issuance of additional shares and may grant additional stock options and/or issue share purchase warrants.

The common shares reserved for issuance include: (a) 48,000,000 shares issuable pursuant to employee and director incentive stock options granted outside of our company's existing stock option plan, each exercisable at a price of US $0.015 per share, subject to vesting; and (b) 7,000,000 shares issuable pursuant to common share purchase warrants, each exercisable at a price of $0.02 per share, subject to vesting. These options and warrants were granted on March 7, 2002 and March 2, 2002, respectively, on terms that they would vest and become exercisable only upon approval by the shareholders at our annual general meeting of an increase in our authorized capital by at least ten million shares, and, in the event that the issued and outstanding common shares of our company were to be consolidated, that the number and exercise price of the options and the warrants would be adjusted accordingly. These options and warrants vested and were consolidated on a ten-for-one basis effective June 28, 2002, subsequent to the period covered by this annual report.

Dividends

To date, we have not declared or paid dividends on our common shares and do not anticipate doing so in the foreseeable future.

On February 11, 2002, we caused 7,532,021 class A preferred shares to be converted into common shares in accordance with the terms and conditions attaching to the preferred shares. The class A preferred shares were convertible into common shares having a value of $1.00 per share if converted on or before August 18, 2001, and into common shares having a value of $1.25 per share thereafter. The conversion premium of $0.25 per share was recorded as a one-time dividend on the class A preferred shares upon conversion in the aggregate of $1,883,005.

Our share price is subject to volatility

The market prices for the securities of biotechnology companies have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. Certain factors such as announcements by our company, competition by new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern on safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our common shares.

ITEM 4 Information on Immune Network Ltd.

A. History and Development of Immune Network Ltd.

We were formed by the amalgamation, under the Company Act (British Columbia), of Immune Network Research Ltd. and Bobby Cadillac's Food Corporation on April 24, 1996. Bobby Cadillac's Food Corporation was incorporated under the Company Act (British Columbia) on March 30, 1983 under the name Awesome Resources Ltd. and changed its name to Santiago Capital Corp. on June 9, 1987, to Fresh Ideas Food Corporation on April 4, 1990, and to Bobby Cadillac's Food Corporation on September 30, 1992. Immune Network Research Ltd. was incorporated under the Company Act (British Columbia) on February 25, 1991 under the name Idiotypic Network Research Ltd. and changed its name to Immune Network Research Ltd. on March 11, 1992.

Our Memorandum was amended on August 16, 2000 to change our name from Immune Network Research Ltd. to Immune Network Ltd. and to increase our authorized capital from 100,000,000 to 200,000,000 common shares without par value.

By special resolution passed August 16, 2000, we amended our articles to increase our authorized capital from 200,000,000 common shares without par value to 220,000,000 shares, divided into 200,000,000 common shares without par value and 20,000,000 class A convertible preferred shares with a par value of $1.00 each.

On August 18, 2000, we acquired, pursuant to an exempt take-over bid, approximately 66% of the outstanding common shares of B.C. Research Inc. for consideration of 7,532,021 common shares at a fair value of $0.58 per share and 7,532,021 class A convertible preferred shares at a fair value of $1.00 per share. On February 11, 2002, we caused the 7,532,021 class A convertible preferred shares to be converted into an aggregate of 129,936,379 common shares in the capital of our company.

B.C. Research Inc. is a technology contract services company and technology incubator located in Vancouver, British Columbia. It provides laboratory analysis and testing, field work, consulting services and applied research and development under contract in the following market areas: chemical process and analysis, environment health and safety and natural health product services. It also derives revenue from rental property.

On July 18, 2001, we entered into a Share Purchase Agreement with CroMedica International Inc. (now known as PRA International Inc.) pursuant to which we sold our 66% interest in B.C. Research Inc. to CroMedica International Inc., effective July 24, 2001, in consideration of: (a) a release from our obligation to pay certain drug trial costs in the approximate amount of US$4 million to CroMedica International Inc.'s subsidiary, CroMedica Global Inc. in connection with our DAD2000 Phase II clinical trials of dapsone as a therapy for Alzheimer disease; (b) CroMedica Global Inc.'s consent to the dismissal of its action against our company to collect the outstanding drug trial costs; and (c) the cancellation of principal and interest payments to be made pursuant to the US$1,000,000 secured debenture in favor of CroMedica Global Inc.

Following the conversion of the 7,532,021 class A convertible preferred shares on February 11, 2002 described above, there are no class A convertible preferred shares issued and outstanding. Since the rights and restrictions attaching to the class A convertible preferred shares were specifically tailored to facilitate the acquisition by our company of its 66% equity interest in B.C. Research Inc., it is highly unlikely that we will be issuing any additional class A convertible preferred shares as a means of financing our company at a future date.

In light of the foregoing, at our annual general meeting held on June 27, 2002, subsequent to the period covered by this annual report, our shareholders adopted special resolutions to:

(a) cancel the 20,000,000 unissued class A convertible preferred shares;

(b) consolidate the common shares in the capital of the company on a ten-for-one basis;

(c) cancel any fractional shares that may result from such consolidation, without the payment of any consideration for any such cancelled fractional shares;

(d) increase the authorised capital of our company on a post-consolidation basis to consist of 220,000,000 shares, divided into 200,000,000 common shares without par value and 20,000,000 preference shares without par value; and

(e) to alter the Articles of the company to provide for the special rights and restrictions attaching to the new class of preference shares.

As permitted under section 229(1) of the Company Act (British Columbia), the special rights and restrictions attaching to the preference to shares authorize:

(a) the issue of shares of that class in one or more series, and

(b) the directors, by resolution,

(i) to alter the memorandum of our company to set the number of shares in, and to determine the designation of the shares of, each series, and

(ii) to alter the memorandum or the articles of our company to create, define and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the shares of the class.

Such changes to our company's capital took effect upon the acceptance by the British Columbia Registrar of Companies of certain documentation including a certified copy of the foregoing special resolutions, which occurred on June 28, 2002, subsequent to the period covered by this annual report. Except where otherwise specifically noted, all disclosure in this annual report and the accompanying financial statements regarding our company's authorized and outstanding share capital, executive compensation, and shares reserved for issuance, is presented on a pre-reverse split basis.

B. Business Overview

We are a biotechnology company focused on the development of new drugs to treat major diseases, predominantly involving the body's immune system.

Our objective is to identify and exploit "special situations" in biotechnology, which we believe holds the potential to permit us to generate revenues sooner than a traditional biotechnology company at a comparable stage of our development. Our current projects, listed below, may all be considered special situations:

* Alzheimer Project AD2 project;

* AIDS Project 1F7 and hNM01, including Hepatitis C Monoclonal Antibodies;

Our goal is to capitalize on special situations through a strategy of acquisition of rights or other interest in a project, addition of value and rapid divestiture through licenses, alliances or other disposition. Special situations in biotechnology are stalled projects that have an underlying foundation of strong science, protectable intellectual property and a clearly identified market niche. A stalled project is a project initiated by another party, the development of which has been suspended for any number of reasons, such as a lack of financial or management resources, for such period of time that the value of the project may have been materially reduced. Our approach differs from that of most other biotechnology companies which traditionally focus on particular scientific or therapeutic specializations. We intend to collaborate with development partners and contract research organizations on our projects.

As discussed below under the heading "Government Regulations" there are a number of regulatory requirements that must be met and regulatory approvals that must be obtained in any jurisdiction in which we would propose to sell any of our products. None of our projects have obtained the necessary regulatory approvals in any jurisdiction to permit commercial sale of our products to consumers. As detailed below, our projects are in various stages of development and testing.

During the year ended December 31, 2001, we suspended the following projects due in part to fiscal constraints and for commercial reasons, although we have retained an interest in some of the projects by way of royalties in future revenues (if any):

* Asthma Project BP1;

* Eczema Project BP1249;

* Cancer Project Viraplex™; and

* Herpes Cold Sore Project Zorex™.

Biotechnology Projects

Alzheimer Disease Project: IQ 200 and IQ 201

The short term goal of our Alzheimer disease project (encompassing Projects IQ 200 and IQ 201, and sometimes collectively referred to as our AD2 development undertaking) is to demonstrate that dapsone, a drug currently in use for other conditions, is effective in slowing the progression of Alzheimer disease.

Alzheimer disease is a condition characterized by death of brain cells and severe degradation of mental health. Primarily affecting the elderly, Alzheimer disease currently afflicts over 35 million people worldwide1. Although there are several drugs approved for the treatment of this disease, most of these drugs treat the symptoms of the disease by temporarily improving brain function but do not arrest or slow the progression of the disease.

In 1992, researchers at the University of British Columbia conducted a retrospective study on the prevalence of dementia among elderly Japanese patients receiving dapsone2. They found that the occurrence of dementia was 37% lower in patients chronically treated with dapsone as compared to patients not receiving dapsone. These results suggest that continuous therapy with dapsone (IQ200) may lower the incidence of dementia.

We entered into an option agreement with the University of British Columbia on July 8, 1999 for an exclusive worldwide license on its patent (US5,532,219) that covers the use of dapsone and related compounds for the treatment of dementia, with rights to manufacture, distribute and sell products based on such technology. Subsequently, we exercised our option on October18, 1999 and are currently finalizing the terms of the license agreement with UBC.

In the first quarter of 2000, our company and CroMedica Global Inc. launched our international Phase II DAD2000 clinical trial. This clinical trial was initiated to show the efficacy of dapsone as a therapy for Alzheimer disease. The first patients in the DAD2000 trial began treatment in November 2000.

Concurrently, we commenced a development program for a new drug, IQ 201 (based on dapsone), as a possible second generation agent for prevention of onset and/or slowing the progression of Alzheimer disease. This program is still under development and has not reached the clinical stage of testing.

In June, 2002, we completed the 52-week treatment phase of our international DAD2000 phase II clinical trial of dapsone. CroMedica Global Inc. is now in the process of retrieving, verifying and analyzing the trial data. A total of 201 Alzheimer patients had been enrolled in DAD2000 over the seven-month period from November 2000 to June 2001. The double-blinded, placebo-controlled trial took place in four countries, Brazil, Israel, Poland and South Africa, in full compliance with national regulatory standards and International Committee for Harmonization (ICH) guidelines. The final report of DAD2000 is expected to be released sometime in the third quarter of the financial year ending December 31, 2002.

1 The World Health Report 1999. World Health Organization

2 McGeer et al, 1992. Dementia, Volume 3: 146-149

We are currently in the process of evaluating various strategies with respect to the commercialization of the drug in the event that the trial results prove positive, which cannot be assured. These strategies involve possible licensing, collaboration and sale of the project to other pharmceutical companies.

AIDS Project: 1F7 and hNM01

Current therapy for HIV infection is often ineffective in the long term since these agents usually target only specific strains of HIV. When the virus mutates, the drugs become ineffective. Many drug companies have attempted to overcome this problem by developing therapeutics that recognize more than one strain of HIV (for example, Glaxo Inc., Pfizer Inc.). However, with continuous viral mutation, the long-term effectiveness of these therapies is limited. Previously, combinations of several anti-HIV drugs were shown to be effective in patients with AIDS symptoms3. Recently, however, as a result of the appearance of new drug resistant HIV strains, trials using combination drug approaches have been unsuccessful at reducing AIDS symptoms4. In addition, serious drug side effects and high medication costs make patient compliance difficult to maintain. Therefore, current therapies may not provide a long-term solution to AIDS, making alternative approaches in AIDS therapy increasingly desirable.

Our 1F7 monoclonal antibody, IQ199, is a novel approach for treating HIV infection aimed at resetting the body's immune system so that it can continue to fight the AIDS virus even as the virus mutates. 1F7 was discovered in 1993 by Drs. Sybille Muller, Heinz Kohler, Michael Grant and Haito Wang, and is patent-protected by the authors in the United States, IQ199 is an antibody produced in mice that appears to reset the body's immune system, thereby facilitating its response to new strains of HIV5. IQ199 is not directed against HIV itself but is able to stimulate the immune system directly. IQ199 stimulates the immune system by suppressing the "B-cells" that produce antibodies against the original HIV strain and also stimulates other lines of "B-cells" to produce antibodies against the new mutant virus strains8.

In HIV patients, the CD8+ "cytotoxic" cells of the immune system destroy its own CD4+ "helper" T-cells that have become infected with the virus. It appears that a key factor in the pathology of AIDS is that cytotoxic T-cells also kill uninfected helper T-cells6. Early in vitro experiments conducted by Dr. Michael Grant have demonstrated that 1F7 selectively inhibited the destruction of uninfected CD4+ cells by the cytotoxic T-cells of HIV-infected individuals7.

In summary, the experiments conducted by Dr. Muller and her colleagues and by Dr. Grant suggest that the monoclonal antibody 1F7 has several important effects on both humoral (antibody-mediated) and cellular immunity mechanisms that make it a promising candidate for an HIV therapy. In addition, the failure or limited success of other drug therapies opens the market for new and novel AIDS therapeutics such as 1F7.

We have licensed the antibody 1F7 technology from the San Diego Regional Cancer Center and have further patents pending regarding the antibody 1F7.

In the fourth quarter of 2000, we in-licensed hNM01, our second monoclonal antibody for HIV, from Nissin Food Products Ltd. The antibody was selected because of its potential ability to deactivate the HIV virus which may lead to a delay in the development of AIDS in HIV-infected individuals. Prior to our license, hNM01 had been the subject of an investigational new drug application which had been reviewed by the FDA, and Phase I clinical trials had already been initiated at the Beth Israel Deaconess Medical Center of Harvard University in Boston, Massachusetts as a therapeutic vaccine against HIV. There were no up-front payments associated with the acquisition of the license.

Our goal is to continue the development of these antibodies internally and/or in conjunction with a suitable licensing partner in order to reduce our expenditures on the project while maintaining an efficient development program. We initially granted an option to InNexus Inc., of Seattle, Washington, on January 8, 2001, to acquire our monoclonal antibody technologies for the treatment of AIDS. The option was replaced by a sublicense option dated December 3, 2001, granted to InNexus, Inc. for the use of hNM01 and IF7 technologies in the development of Superantibodies. InNexus had agreed to pay our company $1 million in the form of common shares in the capital of InNexus, to be issued annually in three instalments, in addition to a royalty. The sublicense option agreement also provided for repayment of US$125,670 in funds already advanced by our company to InNexus under the terms of the expired option agreement dated January 8, 2001.

Pursuant to an agreement dated as of March 18, 2002 among our company, InNexus Inc. and Cusil Venture Corporation (TSX Venture Exchange: CUS), we have agreed to accept 216,781 common shares in Cusil Venture Corporation in settlement of the US$125,670 debt due and payable to us by InNexus Inc. This agreement supersedes the sublicense option dated December 3, 2001. The shares will be issued by Cusil Venture Corporation pursuant to applicable registration and prospectus exemptions, subject to the completion of the purchase, by way of a reverse merger, of all of the issued and outstanding shares of InNexus by Cusil Venture Corporation. The reverse merger transaction and the settlement of the debt by Cusil Venture Corporation remain subject to regulatory approvals. In the event that such regulatory approvals are not received, InNexus will remain obligated to the Company for the debt and Cusil Venture Corporation will have no further obligations to the company.

On January 21, 2002, we signed a research agreement with Dr. Brian Conway, MDCM, FRCPC, of the University of British Columbia. This agreement enhances the development of our novel approaches to the treatment of chronic infections, such as human immunodeficiency virus (HIV) and hepatitis C virus (HCV). A primary purpose of our collaboration with Dr. Conway is to learn more about 1F7 as a potential treatment for HIV and HCV. The 1F7 molecule is an Anti-Idiotypic Immunomodulatory Monoclonal Antibody ("AIMA"). Although research regarding AIMA technology has been published in peer-reviewed scientific journals for over a decade, its potential in the treatment of chronic and/or drug-resistant viral infections is only now being explored. We anticipate that this collaboration will also lead to the development of a research program to demonstrate the mechanism of action of 1F7 and to optimize the production of the antibody in preparation for future clinical trials. The collaboration will also provide support for research on the hNM01 monoclonal antibody.

On February 6, 2002, we announced that we had entered into an affiliation with CANVAC, the Canadian Network for Vaccines and Immunotherapeutics, which will focus on the development of our immune modulation therapies. CANVAC is a unique network of almost 70 highly recognized Canadian scientists specializing in the fields of immunology, virology and molecular biology and our collaboration with CANVAC will allow us to gain access to leading researchers in those fields.

3 Horowitz, H.W., Telzak, E.E., Sepkowitz, K.A. and Wormser, G.P. (1998). Human Immunodeficiency Virus Infection, Part I. Dis Mon. 44(10), 545-606

4 Chesney, M.A., Morin, M. and Sherr, L. (2000). Adherence to HIV combination therapy. Soc Sci Med. 50(11), 1599-605

5 Muller, S., Margolin, D.H., Nara, P.L., Alvord, W.G. and Kohler, H. (1998). Stimulation of HIV-1-neutralizing antibodies in simian HIV-IIIB-infected macaques. Proc Natl Acad Sci U S A. 95(1), 276-81..

6 Zarling, J.M., Ledbetter, J.A., Sias, J., Fultz, P., Eichberg, J., Gjerset, G. and Moran, P.A. (1990). HIV-infected humans, but not chimpanzees, have circulating cytotoxic T lymphocytes that lyse uninfected CD4+ cells. J Immunol 144(8), 2992-8

7 Grant, M. unpublished results.

Hepatitis C Project: Monoclonal Antibodies for Hepatitis

A recent research discovery8 with 1F7 extends its potential utility to include treatment of Hepatitis C. Patients with chronic Hepatitis C infection were assayed for antibodies to core HCV antigens. After binding and washing, 1F7 reagent was added to detect those anti-HCV antibodies that were also positive for the 1F7 epitope. Seventy percent of all patients with Hepatitis C infection, with or without concurrent HIV infection, bear the epitope for 1F7. This result indicates that the 1F7 approach may be useful for two incurable diseases - both HIV infection and HCV infection.

8 Grant, M. unpublished results.

Patents, Permits and Licenses

We consider patent protection and proprietary technology to be materially significant to our business. We rely on certain patents and pending applications relating to various aspects of our potential products and technology. These patents and patent applications are either owned by or exclusively licensed to our company. There can be no assurance that we will be able to obtain and retain all necessary patents, licenses and permits that may be required to carry out the research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing of commercial products. There can also be no assurance that others will not independently develop similar technologies, duplicate any technology developed by our company, that our technology will not infringe upon patents or other rights owned by others, that any of our patents will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to us. Litigation, which could result in substantial cost to our company, may be necessary to enforce our rights provided by our patents or to determine the scope and validity of others' proprietary rights.

There have been no patent infringement claims filed by or against our company and we are not aware of any potential claims.

General

Our patent strategy is to pursue in selected jurisdictions the broadest possible patent protection on our proprietary products and technology. We intend to protect our technology, inventions and improvements to our inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.

In addition to our patents and licenses, we also rely upon trade secrets, know-how and continuing technological innovations to develop our competitive position. It is our policy to require our directors, employees, consultants, members of our scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with our company. These agreements provide that all confidential information developed or made known during the course of the relationship with our company is to be kept confidential except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for us utilizing our property or relating to our business and conceived or completed by the individual during employment are the exclusive property of our company to the extent permitted by law.

Patents

Both our company and licensors who have granted our company rights to certain technology have been granted patents or have filed patent applications in the United States and other jurisdictions (such as Canada, Japan, Germany, France, Italy and the United Kingdom) in respect of certain core technologies that we utilize. Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to the technology used by our company will result in patents being issued or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology or will not be challenged successfully or circumvented by competitors.

The following patents granted or filed have either been assigned to our company or licensed for use by our company.

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

Notes:

These patents and patents pending relate to our Alzheimer Disease Project. We have exercised an exclusive option to license this technology and are currently negotiating the terms of a license agreement with UBC.

The Patent Co-operation Treaty ("PCT") is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization ("WIPO"), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states. It provides for the filing of one patent application (the "International Application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an International Application may include designations for regional patents in respect of contracting states party to any of the following regional patent treaties: The Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property Organization. The PCT does not eliminate the necessity of prosecuting the International Application in the national phase of processing before the national or regional offices but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all International Applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the official WIPO internet website (http://www.wipo.int).

World Intellectual Property Organization Patent Number: WO9324118A1 Date Granted: December 3, 1993
Notes: This patent relates to our AIDS Project: 1F7 Antibody. We have licensed this patent from the Sidney Kimmel Cancer Center.

United States Application Number: 09/211,156
Scope of Pending Patent: A method of reducing T cell-mediated cytotoxicity in HIV+ sera comprising administering a pharmaceutical composition comprised of a monoclonal antibody or fragment thereof.

Notes: This is a United States patent pending which relates to our AIDS Project: 1F7 Antibody.

Application Number: 2131692 (Canada)
Application Number: 93907381.3 (Europe)
Scope of Pending Patent: An active pharmaceutical composition comprising an effective monoclonal antibody, for the use in diagnosis and therapy of HIV-related disease.

Notes: These are Canadian and European patents pending which relate to our AIDS Project: 1F7 Antibody.

Title: Methods and Compositions for Inhibiting Killing of Uninfected Lymphocytes
Canadian Application Number: 2123551
Scope of Pending Patent: Method and composition for inhibiting cytotoxic T-lymphocytes mediated immunopathology in an HIV infected individual.

Notes: This is a Canadian patent pending which relates to our AIDS Project: 1F7 Antibody.

The above list of patents and patents pending include published patents and patents pending for which we are directly responsible for the funding and for the maintenance. Other unpublished pending patent applications are not included.

Our Competitive Position

Introduction

The biotechnology industry is intensely competitive. Many companies and research organizations currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as our company. Many of the competing companies have significantly greater financial resources and expertise than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to our products. There can be no assurance that competitors will not develop more effective or more affordable products or achieve earlier patent protection or product commercialization than our company and our collaborators or that such competitive products will not render our products obsolete.

Our programs are in varying stages of development. Products that may result from our research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before we will receive any significant royalty revenues from commercial sales of such products. Therefore, any discussion of a market for our products is of a very preliminary nature. In addition, some of our competition may have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than we do.

The statistical information provided throughout this section has been sourced from our market research reports, from public offering disclosure published by competitors believed by our company to be accurate, from published data, and from our experience in the industry.

Alzheimer Disease Project

Competition currently exists among companies and research groups attempting to develop new drugs to combat Alzheimer disease. There are numerous drugs in various stages of clinical trials. These experimental drugs fall into one of five categories: cholinomimetics, antioxidants, estrogen replacement, anti-inflammatories and other. The FDA, however, has approved several drugs, primarily in the acetylcholinesterase inhibitors class, and their overall benefit to Alzheimer patients is minimal. Despite the inadequacy of these drugs in modifying the progression of the disease, most physicians treating Alzheimer disease patients are expected to prescribe them because there are so few alternatives9.

NSAIDS (non-steroidal anti-inflammatory drugs) have shown some promise for use in Alzheimer treatment but the potential for serious gastrointestinal side effects complicate their therapeutic use. The new anti-inflammatory "COX-2 inhibitors" are in various stages of clinical trials but have not yet shown any effect in Alzheimer disease.

Our Alzheimer disease drug candidates have a unique combination of potential actions with a manageable and well-established toxicology profile10. Our Alzheimer disease project represents a novel approach to pharmacological therapy of Alzheimer disease, by treating brain inflammation which occurs during the onset of the illness11. Our review of patent literature further suggests that our approach to treatment of this illness is unique. In June, 2002, we completed the treatment phase of our international DAD2000 phase II clinical trial of dapsone in Alzheimer disease. PRA International is now in the process of retrieving, verifying and analyzing the trial data. The final report of DAD2000 is expected to be released sometime in the third quarter of the financial year ending December 31, 2002. We are currently in the process of evaluating various strategies with respect to the commercialization of the drug in the event that the trial results prove positive, which cannot be assured. These strategies involve possible licensing, collaboration and sale of the project to other pharmaceutical companies.

Despite their limited effectiveness and serious side-effects, the few drugs that are approved for use in Alzheimer disease have U.S. sales that exceed US$500 million annually12.

9 Medical Science Bulletin, 1997; 20.

10 Compendium of Pharmaceuticals and Specialties, 1999, Canadian Pharmaceutical Association.

11 Scientific American, June 2000, Nicola Jones.

12 Drug Discovery Online, March 2001.

AIDS Project

AIDS was first recognized in 1981 and has since become a major epidemic, affecting more than 30 million people worldwide13.

The current global market for HIV drugs is estimated to be in excess of US$5 billion14. We feel that our 1F7 antibody, drug candidate IQ199, could represent an important new treatment for HIV, which could potentially compete for a significant portion of this market.

If approved for clinical use, which cannot be assured, the monoclonal antibody IQ199 will compete primarily with other treatments that improve the quality of life for HIV-infected individuals. Current treatment includes two classes of agents known as antiviral and immune stimulating agents. There are several problems with the current therapeutics, such as viral resistance, serious health complications, and high treatment cost. The mechanism of action of IQ199 is different from current HIV drugs and may represent a more effective approach, associated with a wider therapeutic window. By blocking clonal dominance, an inherent immune response, IQ199 should allow the immune system to regain its ability to respond to the endogenous virus. This unique mechanism of action gives IQ199 a potential competitive advantage over other drug therapies.

We have carried out a thorough survey of the scientific and patent literature and have not found, and are not aware of, any existing or potential AIDS therapies that have a mechanism of action similar to that of IQ199. Since multiple HIV drugs are often used in combination chemotherapy regimens, it is unlikely that IQ199 will directly compete with individual AIDS therapeutics. It is more likely that IQ199 may become part of such combination regimens.

13 The World Health Report 1999. World Health Organization.

14 Wood Mackenzie, 2002.

Hepatitis C Project

Hepatitis C is also treated with a toxic combination of drugs, namely alpha-interferon and ribavirin. This drug combination has only recently gained acceptance. Alpha-interferon alone is the only currently approved drug for treatment of Hepatitis C. Efficacy of alpha-interferon alone or in combination with ribavirin is greatly dependent on the genotypic makeup of the virus that infects the individual with a range of under 20% to a high of 50% in response rates. The combination is also prohibitively expensive. Studies indicate that much of the hepatitic damage that occurs may be immunologically mediated and triggered by the same OAS process as seen in AIDS15. Thus, a non-toxic drug that could alleviate an ineffectual and damaging immune response could be used in combination with existing therapy or alone for patients with less progressive disease or at a high risk of exposure and infection.

15 (Dammaco et al, Semin Liver Dis 20(2):143-147, 2000).

Government Regulations

The research and development, manufacture and market of pharmaceutical products are subject to regulation by the FDA in the United States, by the TPP of the Department of Health and Welfare Canada in Canada, and by comparable regulatory authorities in other countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of our products.

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

United States Regulation

We are required by the FDA to comply with the following procedures prior to marketing our products:

* preclinical laboratory and animal toxicology tests;

* submission of an investigational new drug application, which must become effective before human clinical trials commence;

* adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its intended application;

* the submission of a new drug application to the FDA; and

* FDA approval of a new drug application prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of manufacturing facilities.

Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of the product. The results of these preclinical tests are then submitted to the FDA as part of an investigational new drug application requesting authorization to initial human clinical trials. Clinical trials may be initiated only upon approval of the investigational new drug application by the FDA.

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

Our company or the FDA may suspend clinical trials at any time if either believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of new drug application for approval of the marketing and commercialization of the controlled release product.

If the approval being sought is for a new therapeutic area on a previously clinically tested drug, the approval process will require a new full clinical trial regime, from preclinical to Phase III. However, if the approval being sought is for a new indication within a therapeutic area on a drug that has been through one or more stages of clinical trials, then it is possible, if the indication is close enough to that of the original submission, that any clinical data available on this drug might be used to avoid repetition of these trials.

The FDA may deny approval of a new drug application if applicable regulatory criteria are not satisfied or may require additional testing. Product approvals may be withdrawn if compliance within regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation

The regulations concerning the sale of pharmaceutical products in Canada are substantially similar to those of the United States described above.

We must submit an investigational new drug application to the TPP prior to conducting clinical trials of a new drug in Canada. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If the TPP does not notify us within 60 days of receiving the application that the application is unsatisfactory, we may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described under "United States Regulation" above.

We must submit a new drug submission to the TPP and receive a notice of compliance from the TPP before selling a new drug in Canada. The new drug submission includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients of the new drug, the methods of manufacturing, processing and packaging of the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the results of clinical trials and the effectiveness of the new drug when used as intended. If the TPP determines that the new drug submission meets the requirements of Canada's Food and Drugs Act and Regulations, the TPP will issue a notice of compliance for the new drug.

The TPP may deny approval of a new drug submission if applicable regulatory criteria are not satisfied, or the TPP may require additional testing of a product. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The TPP may require further testing and surveillance programs to monitor the pharmaceutical product which has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures and criminal prosecutions.

Additional Regulatory Considerations

In addition to the regulatory approval process, we are also subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control. We may also be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the biotechnology industry.

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

Regulation in Other Jurisdictions

We may decide to develop one or more of our compounds in regions outside of North America and Europe, depending upon clinical and commercial factors. Currently, we have no plans in place for drug development activities outside of these regions.

In addition to meeting the specific requirements of the country for which a drug is first intended to be commercialized, we intend to meet and exceed the North American regulatory guidelines for any of our drug development programs that are not initially commenced in North America.

Capital Expenditures and Divestitures

Over the three fiscal years ended December 31, 2001, our principal capital expenditures and divestitures include:

- On July 18, 2001, we entered into a Share Purchase Agreement with CroMedica International Inc. (now known as PRA International Inc.) pursuant to which we sold our 66% interest in B.C. Research Inc. to CroMedica International Inc. effective July 24, 2001, for consideration which consisted of: (a) a release from our obligation to pay certain drug trial costs in the approximate amount of US$4 million to CroMedica International Inc.'s subsidiary, CroMedica Global Inc., in connection with our DAD2000 Phase II clinical trials of dapsone as a therapy for Alzheimer disease; (b) CroMedica Global Inc.'s consent to the dismissal of its action against our company to collect the outstanding drug trial costs; and (c) the cancellation of principal and interest payments to be made pursuant to the US$1,000,000 secured debenture in favor of CroMedica Global Inc.

Plan of Operation

Over the twelve-month period ending December 31, 2002, we will concentrate on further development of the following projects:

* Alzheimer Project AD2 project;

* Antibody Project.

As discussed below, our research and development activities with respect to these projects are expected to cost at least $600,000, over and above general and administrative expenses in the approximate aggregate amount of $300,000 for the period. The said expenses for research and development activities includes certain funding commitments that we have under the license agreement dated November 21, 2000 (as amended by the addendum dated January 12, 2001) with Nissin Shokuhin Kabushiki, Kaisha, doing business as Nissin Food Products Ltd., of Osaka, Japan ("Nissin"), in relation to the hNM01 monoclonal antibody that was first discovered and patented by Nissin. While we may terminate the agreement upon providing appropriate notice without penalty, we are required to fund cumulative research and development expenditures of US$3 million over the three year period ending November 21, 2003 in order to maintain the license.

Cash Requirements

Over the twelve month period ending December 31, 2002, we anticipate that we will have to raise approximately $900,000 in order to continue funding our various projects.

On March 2, 2002, we completed a private placement to employees and directors of our company for total proceeds of US$35,000, which have been applied to general working capital. We have also authorized new employee and director stock options, based on the current share structure. Pursuant to the private placement we issued an aggregate of 3,500,000 units, each unit consisting of one share and two non-transferable share purchase warrants. The shares issued under this private placement are subject to certain resale restrictions under applicable securities laws. The warrants vested and became exercisable upon the effectiveness of the changes to our share capital structure which were approved by our shareholders at our annual general meeting held on June 27, 2002, and which are described elsewhere in this annual report. Each vested warrant entitles its holder to purchase one common share for a period of three years from the date of its issuance at a price of US $0.02; such common shares will also be subject to resale restrictions under applicable securities laws.

Product Research and Development

We anticipate that we will expend approximately $600,000 on research and development over the twelve months ending December 31, 2002 depending upon availability of capital. The allocation of funds is as follows:

Alzheimer Project - $500,000
Antibody Project - $100,000
Total - $600,000

Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve months ending December 31, 2002.

Employees

Over the twelve months ending December 31, 2002, we anticipate an increase in the number of people we employ. As at June 15, 2002, we employ 3 people.

C. Organizational Structure

We have one wholly-owned subsidiary, 612673 B.C. Ltd., a private company incorporated under the laws of British Columbia, Canada. It has no assets and is currently dormant.

Until July 24, 2001, we owned approximately 66% of the issued common shares of B.C. Research Inc., a private company incorporated under the laws of British Columbia, Canada. We sold our interest in B.C. Research Inc. to CroMedica International Inc. (now known as PRA International Inc.) pursuant to a Share Purchase Agreement dated July 18, 2001, effective July 24, 2001, in consideration of: (a) a release from our obligation to pay certain drug trial costs in the approximate amount of US$4 million to CroMedica International Inc.'s subsidiary, CroMedica Global Inc., in connection with our DAD2000 Phase II clinical trials of dapsone as a therapy for Alzheimer disease; (b) CroMedica Global Inc.'s consent to the dismissal of its action against our company to collect the outstanding drug trial costs; and (c) the cancellation of principal and interest payments to be made pursuant to the US$1,000,000 secured debenture in favor of CroMedica Global Inc.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian Generally Accepted Accounting Principles, and has not been reconciled to United States Generally Accepted Accounting Principles.

A. Operating Results

Since our reorganization as a biotechnology company, we have devoted our financial resources primarily to fund our research and development programs. Our business remains at an early stage of development and has been unprofitable. We expect to incur additional losses for the next several years as we invest in product research and development, preclinical studies and clinical trials and regulatory compliance. Our business is subject to significant risks outlined under the heading "Risk Factors," including uncertainties associated with the regulatory approval process and with obtaining and enforcing patents.

Sale of B.C. Research Inc.

The consolidated operating results from B.C. Research Inc. and its subsidiaries have been reported on a consolidated basis in the accounts of our company since the date of acquisition (August 18, 2000) through July 24, 2001, when we sold our interest in B.C. Research Inc. to CroMedica International Inc. (now PRA International Inc.).

Results of Operations

Year Ended December 31, 2001

For the year ended December 31, 2001, our company incurred a consolidated net loss from continuing operations of $9,517,123, representing a net loss of $0.16 per common share, and a consolidated net loss from discontinued operations of $3,232,156, representing a net loss of $0.06 per common share. Total consolidated net losses for the year are $12,749,279, representing a net loss of $0.22 per common share. This compares to a total consolidated net loss for the year ended December 31, 2000 of $8,961,703 (including a net loss from discontinued operations of $325,874), representing a net loss of $0.24 per common share (including a net loss from discontinued operations of $0.01 per share).

On July 18, 2001, we entered into a Share Purchase Agreement with CroMedica International Inc. (now known as PRA International Inc.) pursuant to which we sold our 66% interest in B.C. Research Inc. to CroMedica International Inc. effective July 24, 2001 for consideration which included: (a) a release from our obligation to CroMedica Global Inc. to pay certain drug trial costs in the approximate amount of US$4 million to CroMedica International Inc.'s subsidiary, CroMedica Global Inc. in connection with our DAD2000 Phase II clinical trials of dapsone as a therapy for Alzheimer disease; (b) CroMedica Global Inc.'s consent to the dismissal in its action against our company to collect the outstanding drug trial costs; and (c) the cancellation of principal and interest payments to be made pursuant to the US$1,000,000 secured debenture in favor of CroMedica Global Inc. (Please refer to note 6 of the annual audited financial statement for details.)

Our research and development expenses for the year ended December 31, 2001 were $8,145,085 as compared to $7,103,457 during the year ended December 31, 2000. Since such research and development expenses relate primarily to the costs of our DAD2000 Phase II Alzheimer clinical trial which were settled upon the sale of our interest in B.C. Research Inc., we did not have to rely on new equity or debt financing to fund them.

The sale of our interest in B.C. Research Inc. resulted in a loss of $2,590,360 which was recognized in the year ended December 31, 2001. In addition, the results of operations of the contract sciences and services segment, which were conducted through B.C. Research Inc., have been included in discontinued operations, and previously reported financial statements have been reclassified.

On January 31, 2001, our company exercised its option to acquire the remaining 6,666,667 common shares of Meditech for $300,040 (US$200,000). Immediately after the exercise of the option, our company owned a total of 10,000,000 common shares of Meditech. During the year ended December 31, 2001, we sold 3,909,000 shares of Meditech for total sale proceeds of $254,968, resulting in a gain of $62,600. As at December 31, 2001, our Company owned 6,091,000 common shares of Meditech. (Please refer to note 11 of the annual audited financial statement for details.)

During the year ended December 31, 2001, no stock options were exercised. We received total proceeds of $21,981 from the exercise of 123,225 share purchase warrants. Comparatively, for the year ended December 31, 2000 we raised a total of $1,357,835 from the exercise of 2,428,000 options ($492,885), from the exercise of 5,563,301 share purchase warrants ($843,975) and from the exercise of 38,136 Agents Compensation Options ($20,975).

The proceeds from the sale of the 3,909,000 Meditech shares and from the exercise of the 123,225 warrants helped to partially pay our general and administrative expenses which amounted to $965,094 for the year ended December 31, 2001. This compares to general and administrative expenses of $1,279,966 for the year ended December 31, 2000.

Effective January 1, 2001, we adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("Earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and our loss per common share for all prior years has been restated. As a result of this change in accounting policy, we excluded our 5,566,667 escrowed shares from the weighted average number of common shares outstanding in the calculation of loss per common share. (Please refer to notes 3 and 17 of the annual audited financial statement for details.)

Year Ended December 31, 2000

For the year ended December 31, 2000, we incurred a consolidated net loss of $8,961,703 or $0.24 per share. This compared to net loss for the year ended December 31, 1999 of $815,984 or $0.04 per share. The results for the year ended December 31, 2000 include the consolidated results of operations of B.C. Research Inc. for the period from August 19 to December 31, 2000.

Research and development expenses for continuing operations for the year ended December 31, 2000 were $7,103,457 as compared to $420,195 during the year ended December 31, 1999. Research and development expenses incurred in 2000 were primarily due to the costs associated with the research program of the AIDS 1F7 antibody project, the Asthma BP1 project, and the Phase II clinical trial cost of the Alzheimer project. General and administrative expenses for continuing operations for the year ended December 31, 2000 were $1,279,966 as compared to $368,974 during the prior year. The increase in general administrative expense pertains in part to the fact that our company was relatively inactive during the first 6 months of 1999, until the revitalisation of our business following Dr. Bain's addition to management. The increase in general and administrative expenses also reflects in part increased financing and acquisition activities in the year 2000.

During the year ended December 31, 2000, we financed our cash requirements primarily through the following private placements:

- In January 2000, we completed a non-brokered private placement of 2,120,000 special warrants, at $0.15 per special warrant, to raise gross proceeds of $318,000. Each special warrant was convertible into one unit, which was comprised of one common share and one share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.15 up to January 23, 2001 and at $0.17 up to January 23, 2002.

- In March 2000, we completed a brokered private placement of 15,454,544 special warrants, at $0.55 per unit, to raise gross proceeds of $8,499,999. Each special warrant entitled the holder to receive, at no additional cost, one unit which is comprised of one common share and half of one share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one common share at $1.40 per share until September 8, 2001. The agent also received Agent's Warrants entitling the agent to acquire, for no consideration, 1,545,454 Agent's Compensation Options. Each Compensation Option entitled the agent to acquire one unit until September 8, 2001 at a price of $0.55 each. In the event that we did not receive a receipt for our final prospectus from the applicable securities regulatory bodies by July 7, 2000, the holders of the special warrants were entitled to receive 1.1 units for each special warrant. The final prospectus was filed August 10, 2000, therefore the special warrants were converted into units of 16,999,975 common shares and 8,499,997 share purchase warrants.

- In August 2000, we completed a non-brokered private placement of 727,272 units at $0.55 per unit, for gross proceeds of $400,000. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles its holder to purchase one additional common share in our capital at price of $1.40 until August 31, 2002.

During the year ended December 31, 2000, we also raised $1,357,835 from the exercise of 2,428,000 options ($492,885), 5,563,301 share purchase warrants ($843,975) and 38,136 Agents Compensation Options ($20,975).

Year Ended December 31, 1999

During the year ended December 31, 1999, we reported a net loss of $815,984 ($0.04 per common share) as compared to $201,671 ($0.01 per common share) for the same period in 1998. For the year ended December 31, 1999, we expended $420,195 on its research and development activities as compared to $20,260 during 1998. The increase in research and development expenditures was primarily due to the commencement of the Alzheimer disease project in July 1999 and costs incurred prior to commencement of the Asthma joint venture, which required that we increase staff and space. For the year ended December 31, 1999, we expended $368,974 in our administrative activities as compared to $166,855 during 1998. The increase in administrative expenses was primarily due to increase in salaries and benefits as related to management change and hiring of staff, legal and accounting, computer support and maintenance, and interest on a shareholder's loan.

During the year ended December 31, 1999, we financed our cash requirements primarily through the following private placements:

- In February 1999, we completed a non-brokered private placement of 360,000 units at $0.15 per unit, each unit consisting of one common share and one share purchase warrant exercisable for one year, to purchase one additional common share at $0.15. This raised gross proceeds of $54,000.

- In July 1999, we completed two non-brokered private placements raising gross proceeds of $942,976. In connection with these private placements, a total of 6,286,513 share purchase warrants were issued, each share purchase warrant was exercisable to purchase one common share at $0.15 until July 13, 2000 and $0.18 until July 13, 2001.

During the year ended December 31, 1999, we also raised $116,175 from the exercise of options ($93,750) and share purchase warrants ($22,425).

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We have financed our cash requirements primarily from share issuances. From January 1, 1994 to December 31, 2001, we received $17,395,098 in net proceeds from the sale of equity securities. Our ability to realize the carrying value of our assets is dependent on successfully bringing our technologies to the market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for our company to raise additional funds for the continuing development of our technologies. Even if we do achieve profitability, we may not be able to sustain it. These circumstances raise substantial doubt about our ability to continue as a going concern as described in Note 1 of the consolidated financial statements and Comments by the Auditor on Canada - United States Reporting Difference.

Currently, we are actively seeking sources of equity or debt financing to sustain our operations. Although we have been successful in the past in obtaining financing through the sale of our equity securities, it can not be assured that adequate financing or financing on acceptable terms can be obtained in the future. In the event that we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of our technologies.

Commencing in January 2002 and continuing until the end of July 2003, we have agreed to pay the sum of $4,166 per month to the University of British Columbia in connection with our research agreement dated January 21, 2002 with Dr. Brian Conway, who is employed by the University of British Columbia. Under the research agreement, we are collaborating with Dr. Conway to learn more about 1F7 as a potential treatment for HIV and HCV.

In addition, we expect to pay a licensing fee of $25,000 to the University of British Columbia upon finalization of the terms of the license agreement that we are currently negotiating with the University of British Columbia. Such fee relates to an option agreement dated July 8, 1999, pursuant to which we were granted an exclusive worldwide license on the University's patent (US5,532,219) covering the use of dapsone and related compounds for the treatment of dementia. We exercised the option on October18, 1999.

We do not anticipate revenues from product sales for the foreseeable future. Over the next several years, through preclinical development and the early clinical stages of development, we expect to derive funding primarily from equity financing. The long-term sustainability of our company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate disposition of intellectual property. Although no such arrangements have yet been negotiated, it is likely that all or a portion of the payments that may be received under such agreements will be conditional upon our reaching developmental milestones. As much as possible, the disposition of intellectual property is intended to be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

Working capital deficit at December 31, 2001 was $326,680 (December 31, 2000 - working capital: $2,220,730; 1999 - working capital deficit: $85,030). At December 31, 2001, we had $34,746 in cash and cash equivalents (2000: $2,578,731; 1999: $117,058).

The following table is a comparative summary of selected financial information of our company for the years ended December 31, 2001, 2000 and 1999:
Fiscal Year	2001	2000	1999
Cash and cash equivalents(1)	$38,746	$2,578,731	$117,058
Current assets	$133,739	$4,299,812	$218,545
Current liabilities	$460,419	$2,079,082	$303,575
Working capital (deficiency)	$(326,680)	$2,220,730	$(85,030)
Total assets	$795,455	$24,615,854	$684,580
Shareholders' equity	$300,451	$13,027,749	$331,005

(1) Cash and cash equivalents include deposits denominated in US dollars of $nil at December 31, 2001 (2000 - $88,000 (US$58,000)).

Research and Development Expenditures

The following table outlines the cumulative development costs incurred for research and development:

Year Ended	December 31, 2001	December 31, 2000	December 31, 1999
Wages	$257,922	$387,136	$134,379
Consulting	$353,760	$229,235	$34,167
Laboratory, Office, Sundry	$385,700	$715,173	$189,972
Clinical Trial	$7,095,360	$5,609,459	-
Contract Research & Collaboration	$34,400	$116,438	$69,583
Travel	$25,393	$79,797	$4,798
Tax Credit & Government Grant	$(7,500)	$(33,781)	$(12,704)
Total	$8,145,085	$7,103,457	$420,195

US GAAP

The results of operations discussed above are based on our financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles are listed and quantified in Note 21 to the financial statements included elsewhere in this annual report.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/area of expertise of each of our directors and officers, as at June 1, 2002:

Name / Office Held / Age	Area of Expertise/Function	Business Experience
Dr. Allen Bain President, CEO and Director Age: 45	Dr. Bain is responsible for the day to day operations of our company and the overall management of the scientific, collaborative and commercial strategy in relation to our company's projects.	President and Chief Executive Officer of our company; Former Chairman, Chief Executive Officer of B.C. Research Inc.
Mark Glusing Secretary, Acting CFO, COO and Director Age: 31

Mr. Glusing is responsible for developing and implementing the financial strategy of our company and as a director, Mr. Glusing is responsible for the financial management and supervision of the affairs and business of our company

Chief Financial Officer, Chief Operating Officer, Secretary and Director of our Company
Oh Kim Sun Director Age:53	Independent Director	Group Executive Director of the Chemical Company of Malaysia, Berhad
Dr. Hugh Wynne-Edwards Director Age: 68	Independent Director	President, Terracy Inc.

Allen Ian Bain, PhD., President, Chief Executive Officer and Director

Dr. Bain joined Immune Network Ltd. in 1999. During 2000 and 2001, Dr. Bain served as Chairman and CEO of BC Research Inc., a 100-employee contract research and science incubator that Immune Network acquired and later divested. For several years prior, Dr. Bain worked with the cardiac ion channel drug discovery company Nortran Pharmaceuticals Inc. (now Cardiome Pharma Corp.), as co-founder and eventually as President. Dr. Bain has co-founded and served as a director on the boards of various drug discovery related companies including Nortran, Magic Bullets Enterprises (an investment company), and Pneumo Labs Inc. (a contract pharmacology company). Dr Bain is an honorary lecturer at the Department of Pharmacology and Therapeutics at the University of British Columbia, where he was awarded his doctorate in pharmacology in 1994 for work in neuroscience.

Mark Glusing, Chief Financial Officer, Chief Operating Officer, Secretary and Director

Mr. Glusing has been our Secretary since January 31, 2002, our Chief Operating Officer and acting Chief Financial Officer since February 1, 2002 and a member of our board of directors since November 23, 2001. Mr. Glusing was our Chief Operating Officer between May 17, 2001 and November 23, 2001. Mr. Glusing has held management positions with private transportation related companies, a former director of BC Research Inc. and is currently a board member of FITaccess Technologies Inc. and Vorsatech Ventures Inc.

Kim Sun Oh, CA, Director

Mr. Oh has been Group Executive Director of the Chemical Company of Malaysia Berhad (a Malaysian corporation listed on the Kuala Lumpur Stock Exchange) since 1983. Mr. Oh is a fellow member of the Institute of Chartered Accountants of England and Wales, and the Malaysian Association of Certified Public Accountants.

Dr. Hugh Wynne-Edwards, Director

Dr. Wynne-Edwards was appointed as a director of our company on May 8, 2002. He is currently the President of Terracy Inc., Chairman of the Neuroscience Partnership of Canada and a Director of Atomic Energy of Canada Limited. He previously held the positions of Chief Scientific Officer of Alcan Inc., CEO of Moli Energy Limited and has had direct involvement in more than 40 start up companies spanning many different technologies and industries. Dr. Wynne-Edwards was also the founding CEO of BC Research Inc. and successfully led the company through privatization and developed the facility into one of Canada's most recognized incubators in the fields of biotechnology, drug discovery and alternative fuel technologies. In addition to his professional achievements, Dr. Wynne-Edwards is a Fellow of the Royal Society of Canada and the Canadian Academy of Engineering and received the R&D Management Award from the Canadian Research Management Association of which he was later Chairman. He served on the National Advisory Board on Science and Technology and the National Biotechnology Advisory Committee, and is a member of the BC Biotechnology Alliance.

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B. Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal years ended December 31, 2001, 2000 and 1999:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Dr. Allen Bain President, CEO and Director	2001 2000 1999	$120,000(1) $120,000(1) $73,000	Nil Nil Nil	Nil Nil Nil	990,000(2) 480,000(2) 500,000(2)	Nil Nil Nil	Nil Nil Nil	Nil $367,120(3) Nil
Mark Glusing(4) Secretary, COO and Director	2001 2000 1999	88,000(5) Nil Nil	Nil Nil Nil	Nil Nil Nil	600,000(6) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Dr. Bain is paid a salary of $120,000 per year pursuant to an employment agreement between Dr. Bain and our company. For further information refer to "Employment Contracts" set out below.

(2) Dr. Bain holds incentive stock options entitling him to purchase: (i) 100,000 common shares in the capital of our company exercisable at a price of $0.40 per share until January 24, 2005; (ii) 380,000 common shares in the capital of our company exercisable at a price of $1.20 per share exercisable until April 19, 2005; (iii) 990,000 common shares in the capital of our company exercisable at a price of $0.25 per share until January 1, 2006; and (iv) 70,000 common shares in the capital of our company exercisable at a price of $0.15 per share until May 20, 2004 (Dr. Bain having exercised 430,000 of the 500,000 options granted to him during the financial year ended December 31, 1999).

(3) This sum includes the aggregate value realized on the exercise of stock options which represents the difference between the exercise price and the closing price of our common shares on the date of exercise and does not necessarily represent the actual profits realized or losses incurred upon the exercise of stock options. This amount also includes $68,700 paid to Dr. Bain for a premises lease and related facility costs.

(4) Mr. Glusing acted as our Chief Operating Officer between May 17, 2001 and November 23, 2001, at which time he resigned. Also on November 23, 2001, Mr. Glusing was appointed to our board of directors.

(5) Mr. Glusing is paid a salary of $8,000 per month pursuant to an employment agreement dated February 1, 2002 between Mr. Glusing and our company. For further information refer to "Employment Contracts" set out below.

(6) Mr. Glusing holds incentive stock options entitling him to purchase: (i) 150,000 common shares in the capital of our company exercisable at a price of $0.10 per share until December 2, 2006; and (ii) 400,000 common shares in the capital of our company exercisable at a price of $0.10 per share until on May 21, 2006. In addition, Mr. Glusing was granted options to purchase 50,000 common shares in the capital of our company on March 5, 2001 at an exercise price of $0.30 per share. These options expired, unexercised, on March 4, 2002.

As of the date of this annual report, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with our company, from a change in control of our company or a change in such officer's responsibilities following a change in control.

OPTIONS/SARs GRANTED DURING THE
MOST RECENTLY COMPLETED FISCAL YEAR

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year(1)	Exercise or Base Price ($)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($)	Expiration Date
Dr. Allen Bain	990,000(2)	17.62%	$0.25	$0.25	January 1, 2006
Mark Glusing	150,000(3)	2.67%	$0.10	$0.05	December 2, 2006
Mark Glusing	400,000(4)	7.12%	$0.10	$0.08	May 21, 2006
Mark Glusing	50,000(5)	0.89%	$0.30	$0.15	March 4, 2002

(1) We granted a total of 5,615,500 options to purchase common shares in the capital of our company to executive officers, directors, employees and consultants during the year ended December 31, 2001.

(2) Options granted to Dr. Bain on January 2, 2001 entitling him to purchase up to an aggregate of 990,000 common shares in the capital of our company at an exercise price of $0.25 per share until January 1, 2006.

(3) Options granted to Mr. Glusing on December 3, 2001 entitling him to purchase up to an aggregate of 150,000 common shares in the capital of our company at an exercise price of $0.10 per share until December 2, 2006.

(4) Options granted to Mr. Glusing on May 22, 2001 entitling him to purchase up to an aggregate of 400,000 common shares in the capital of our company at an exercise price of $0.10 per share until May 21, 2006.

(5) Options granted to Mr. Glusing on March 5, 2001 entitling him to purchase up to an aggregate of 50,000 common shares in the capital of our company at an exercise price of $0.30 per share, which options expired on March 4, 2002.

AGGREGATED OPTION/SAR EXERCISES DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR
AND FINANCIAL YEAR END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2001 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at December 31, 2001 Exercisable/ Unexercisable(1)
Dr. Allen Bain(2)	Nil	Nil	1,540,000 / 0	$Nil / 0
Mark Glusing(3)	Nil	Nil	600,000 / 0	$Nil / 0

(1) The closing bid price on December 31, 2001 was US$0.04 / CDN$0.05.

(2) Dr. Bain holds incentive stock options entitling him to purchase: (i) 100,000 common shares in the capital of our company exercisable at a price of $0.40 per share until January 24, 2005; (ii) 380,000 common shares in the capital of our company exercisable at a price of $1.20 per share exercisable until April 19, 2005; (iii) 990,000 common shares in the capital of our company exercisable at a price of $0.25 per share until January 1, 2006; and (iv) 70,000 common shares in the capital of our company exercisable at a price of $0.15 per share until May 20, 2004.

(3) Mr. Glusing holds incentive stock options entitling him to purchase: (i) 150,000 common shares in the capital of our company exercisable at a price of $0.10 per share until December 2, 2006; and (ii) 400,000 common shares in the capital of our company exercisable at a price of $0.10 per share until on May 21, 2006. In addition, Mr. Glusing was granted options to purchase 50,000 common shares in the capital of our company on March 5, 2001 at an exercise price of $0.30 per share. These options expired, unexercised, on March 4, 2002.

Termination of Employment, Change in Responsibilities and Employment Contracts

On February 1, 2002, we entered into an employment agreement with Dr. Allen Bain, our President and Chief Executive Officer and a director of our company, pursuant to which we agreed to pay Dr. Bain the sum of $10,000 monthly for his services as our President and Chief Executive Officer. The employment agreement may be terminated by our company, without prior notice or payment in lieu of notice, for cause (as defined in the agreement) and Dr. Bain will have no claim against our company in respect of the termination of the agreement for cause. Dr. Bain is entitled to terminate the agreement upon 90 days' notice. We may elect to accelerate the termination and upon payment to Dr. Bain of an amount equal to 90 days' salary, upon which the agreement would be deemed terminated. If we terminate the agreement for any reason other than cause or a "control change", we are required to pay Dr. Bain a sum of money equal to 40% of his annual remuneration, multiplied by the number of years Dr. Bain was employed by our company or by one of our affiliates. In the event of a "control change" (as defined in the agreement), we are required to pay to Dr. Bain a sum of money (a) if in the first 12 months following the date of the agreement, 24 months' remuneration or (b) thereafter, 36 months remuneration.

On February 1, 2002, we entered into an employment agreement with Mark Glusing, our Corporate Secretary, Chief Operating Officer, acting Chief Financial Officer and a director of our company, pursuant to which we agreed to pay Mr. Glusing the sum of $8,000 monthly for his services. The employment agreement may be terminated by our company, without prior notice or payment in lieu of notice, for cause (as defined in the agreement) and Mr. Glusing will have no claim against our company in respect of the termination of the agreement for cause. Mr. Glusing is entitled to terminate the agreement upon 90 days' notice. We may elect to accelerate the termination and upon payment to Mr. Glusing of an amount equal to 90 days' salary, upon which the agreement would be deemed terminated. If we terminate the agreement for any reason other than cause or a "control change", we are required to pay Mr. Glusing a sum of money equal to 40% of his annual remuneration, multiplied by the number of years Mr. Glusing was employed by our company or by one of our affiliates. In the event of a "control change" (as defined in the agreement), we are required to pay to Mr. Glusing a sum of money (a) if in the first 12 months following the date of the agreement, 24 months' remuneration or (b) thereafter, 36 months remuneration.

Compensation of Directors

No cash compensation was paid to any of our directors for the director's services as a director during the fiscal year ended December 31, 2001. On January 24, 2002, we agreed to pay our external directors $10,000 per year for their services, payable in cash or cash equivalents or a combination of cash or cash equivalents. Other than as mentioned above, we have no standard arrangement pursuant to which directors are compensated by us for their services in their capacity as directors except for the granting from time to time of incentive stock options.

Particulars of stock options granted to our directors during the most recently completed financial year are as follows:

Name of Director	No. of Shares	Exercise Price per Common Share	Date of Grant / Expiry Date
Allen Bain	990,000	$0.25	January 2, 2001/ January 1, 2006
Mark Glusing	150,000	$0.10	December 3, 2001 / December 2, 2006
Mark Glusing	400,000	$0.10	May 22, 2001 / May 21, 2006
Mark Glusing	50,000	$0.30	March 5, 2001 / March 4, 2002
Kim Sun Oh	150,000	$0.10	December 3, 2001 / December 2, 2006
Kim Sun Oh	100,000	$0.25	January 2, 2001 / January 1, 2006

C. Board Practices

Our directors are elected at each Annual General Meeting of our shareholders to hold office until the end of the next following Annual General Meeting, and our officers are appointed by the board of directors immediately following each Annual General Meeting. The last Annual General Meeting was held on June 27, 2002, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Company Act (British Columbia).

Except as otherwise disclosed in Item 6, "Directors, Senior Management and Employees," under the heading "Termination of Employment, Change in Responsibilities and Employment Contracts," there are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

As of the date of this annual report, the members of our audit committee include Dr. Allen Bain, Kim Sun Oh and Dr. Hugh Wynne-Edwards. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors. The audit committee met once during the year ended December 31, 2001.

D. Employees

As of the date of this annual report, the members of our compensation committee included Dr. Allen Bain, Kim Sun Oh and Dr. Hugh Wynne-Edwards. Our compensation committee is responsible for reviewing the performance and compensation of management of our company.

E. Share Ownership

There were 198,107,774 common shares, 52,665,500 stock options and 7,363,636 share purchase warrants issued and outstanding as of June 15, 2002. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned as of June 15, 2002	Percentage(1)
Dr. Allen Bain President, CEO and Director	6,386,056(2)	3.12%
Mark Glusing Secretary and Director	550,000(3)	0.27%
Oh, Kim Sum Director	3,314,000(4)	2.00%
Dr. Hugh Wynne-Edwards Director	69,874,810	35.27%

(1) Based on 198,107,774 common shares issued and outstanding as at June 15, 2002, and the number of shares issuable upon the exercise of the named person's issued and outstanding stock options and share purchase warrants.

(2) Includes options to purchase a total of 1,540,000 common shares in the capital of our company. Does not include 30,000,000 stock options issued to Dr. Bain on March 7, 2002 and 3,000,000 warrants issued to Dr. Bain on March 2, 2002 pursuant to a private placement of 3,500,000 units (each unit consisting of one common share and two common share purchase warrants), on terms that they would vest and become exercisable only upon approval by the shareholders at our annual general meeting of an increase in our authorized capital by at least ten million shares, and, in the event that the issued and outstanding common shares of our company were to be consolidated, that the number and exercise price of the options and the warrants would be adjusted accordingly. These excluded options and warrants vested and, together with our company's authorized and issued capital, were consolidated on a ten-for-one basis effective June 28, 2002, subsequent to the period covered by this annual report.

(3) Includes options to purchase a total of 550,000 common shares in the capital of our company. Does not include 9,000,000 stock options issued to Mr. Glusing on March 7, 2002, on terms that they would vest and become exercisable only upon approval by the shareholders at our annual general meeting of an increase in our authorized capital by at least ten million shares, and, in the event that the issued and outstanding common shares of our company were to be consolidated, that the number and exercise price of the options would be adjusted accordingly. These excluded options vested and, together with our company's authorized and issued capital, were consolidated on a ten-for-one basis effective June 28, 2002, subsequent to the period covered by this annual report.

(4) Includes options to purchase a total of 350,000 common shares in the capital of our company. Does not include 9,000,000 stock options issued to Mr. Oh on March 7, 2002 and 3,000,000 warrants issued to Mr. Oh on March 2, 2002 pursuant to a private placement of 3,500,000 units (each unit consisting of one common share and two common share purchase warrants), on terms that they would vest and become exercisable only upon approval by the shareholders at our annual general meeting of an increase in our authorized capital by at least ten million shares, and, in the event that the issued and outstanding common shares of our company were to be consolidated, that the number and exercise price of the options and the warrants would be adjusted accordingly. These excluded options and warrants vested and, together with our company's authorized and issued capital, were consolidated on a ten-for-one basis effective June 28, 2002, subsequent to the period covered by this annual report.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

During the year ended December 31, 2001, we granted options to purchase 300,000 common shares in the capital of our company to two of our directors. The options are exercisable at a price of US$0.10 per share and expire on December 2, 2006.

No stock options were exercised by our executive officers during the year ended December 31, 2001.

We implemented a stock option plan during the fiscal year ended December 31, 2000. The purpose of the stock option plan is to provide our company with a share-related mechanism to attract, retain and motivate directors or employees, to reward such of those directors or employees as may be awarded options under the stock option plan for their contributions toward our long term goals. The maximum number of common shares issuable under the stock option plan is 6,622,958 shares, of which 5,615,500 shares were reserved for issuance pursuant to previous stock option grants as at December 31, 2001. Stock options which are exercised or are terminated are again available for issuance under the plan.

On March 7, 2002, we granted employee and director incentive stock options entitling the holders to acquire, subject to vesting, an aggregate total of 48,000,000 common shares for a period of up to ten years at a price of US $0.015 per share. These options were granted outside our company's existing stock option plan on terms that they would vest and become exercisable only upon approval by the shareholders at our annual general meeting of an increase in our authorized capital by at least ten million shares, and, in the event that the issued and outstanding common shares of our company were to be consolidated, that the number and exercise price of the options would be adjusted accordingly. These options vested and, together with our company's authorized and issued common share capital, were consolidated on a ten-for-one basis effective June 28, 2002, subsequent to the period covered by this annual report. Any common shares issued upon exercise of any vested options will be subject to resale restrictions under applicable securities laws.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 198,107,774 common shares issued and outstanding as of June 15, 2002. The following table sets forth, as of June 15, 2002, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name	Amount Owned(1)	Percentage of Class(2)
Dr. Hugh Wynne-Edwards	69,874,810(3)	35.27%
Directors and Officers as a Group	80,124,866(4)	39.89%

(1) We believe that all persons hold legal title and have no knowledge of actual ownership.

(2) The percentages are based upon 198,107,774 common shares issued and outstanding as at June 15, 2002, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

(3) Of these 69,874,810 common shares of our company, 69,644,800 are indirectly owned by Dr. Wynne-Edwards through Terracy Inc., a Canadian corporation incorporated under the Canada Business Corporations Act which company is controlled by Mr. Wynne-Edwards.

(4) Includes options to purchase a total of 2,770,000 common shares in the capital of our company. Does not include 48,000,000 stock options issued to certain directors on March 7, 2002 and 7,000,000 warrants issued to certain employees and directors on March 2, 2002, on terms that they would vest and become exercisable only upon approval by the shareholders at our annual general meeting of an increase in our authorized capital by at least ten million shares, and, in the event that the issued and outstanding common shares of our company were to be consolidated, that the number and exercise price of the options and the warrants would be adjusted accordingly. These excluded options and warrants vested and, together with our company's authorized and issued common share capital, were consolidated on a ten-for-one basis effective June 28, 2002, subsequent to the period covered by this annual report

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of June 15, 2002, the registrar and transfer agent for our company reported that there were 198,107,774 common shares issued and outstanding. Of those common shares issued and outstanding, 190,904,071 common shares were registered to Canadian residents (96 shareholders), 4,735,583 common shares were registered to residents of the United States (72 shareholders) and 2,468,120 common shares were registered to residents of other foreign countries (9 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

Professional and Consulting Fees

During the year ended December 31, 2001, we incurred legal fees and expenses of $110,067 (including taxes and disbursements) rendered by a firm where one of the associate lawyers was an officer of our company. (See Note 19 of the consolidated financial statements included in this annual report for further information.)

ITEM 8 Financial Information

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.

Financial Statements Filed as Part of the Annual Report:

Consolidated Financial Statements for the Years Ended December 31, 2001 and 2000:

Auditor's Report dated May 3, 2002 (except as to Notes 7 and 25(f) which are as of May 17, 2002).

Consolidated Balance Sheets as at December 31, 2001 and 2000.

Consolidated Statements of Loss and Deficit for the years ended December 31, 2001, 2000 and 1999 and for the period from inception on February 25, 1991 to December 31, 2001.

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999 and for the period from inception on February 25, 1991 to December 31, 2001.

Notes to Consolidated Financial Statements

See Item 17 "Financial Statements".

Legal Proceedings

Settlement of Action by CroMedica Global Inc.

On July 5, 2001, CroMedica Global Inc., a subsidiary of CroMedica International Inc. (now known as PRA International Inc.), commenced an action against our company in the Supreme Court of British Columbia, Vancouver Registry, to collect outstanding drug trial costs in the approximate amount of US$4 million, in connection with our DAD2000 Phase II clinical trials of dapsone as a therapy for Alzheimer disease. On July 18, 2001, we entered into a Share Purchase Agreement with CroMedica International Inc. pursuant to which we sold our 66% interest in B.C. Research Inc. to CroMedica International Inc. effective July 24, 2001 for consideration which consisted of: (a) a release from our obligation to pay the certain drug trial costs in the approximate amount of US$4 million to CroMedica International Inc.'s subsidiary, CroMedica Global Inc.; (b) CroMedica Global Inc.'s consent to the dismissal of its action against us for the drug trial costs; and (c) the cancellation of principal and interest payments to be made pursuant to the US$1,000,000 secured debenture in favor of CroMedica Global Inc.

Settlement of Potential Claims by Bridge Pharma, Inc.

In June 2001, we received notice from Bridge Pharma, Inc. claiming that we had defaulted in our obligations with respect to the funding of a joint venture between our company and Bridge Pharma, Inc. to develop a group of novel, non-steroidal, disease-modifying agents for the treatment of asthma, as well as a program studying compounds for the treatment of atopic dermatitis (eczema). On May 17, 2002, we entered into an agreement with Bridge Pharma, Inc. pursuant to which the joint venture was amicably terminated by the parties as of May 28, 2001. Under the agreement, we will be entitled to receive a 5% royalty on any revenues that Bridge Pharma, Inc. might earn from former joint venture projects.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B. Significant Changes

On February 11, 2002, we caused all of the 7,532,021 issued and outstanding class A preferred shares to be converted into common shares in accordance with the terms and conditions attaching to the preferred shares. The class A preferred shares were convertible into common shares having a value of $1.00 per share if converted on or before August 18, 2001, and into common shares having a value of $1.25 per share thereafter. The conversion premium of $0.25 per share is recorded as a one-time dividend on the class A preferred shares upon conversion in the aggregate of $1,883,005 for the year ended December 31, 2002.

As discussed under Item 4, "Information on Immune Network Ltd.," under the heading "History and Development of Immune Network Ltd.," our shareholders adopted special resolutions at the annual general meeting held on June 27, 2002, authorizing our company to:

(a) cancel the 20,000,000 unissued class A convertible preferred shares;

(b) consolidate the common shares in the capital of our company on a ten-for-one basis;

(c) cancel any fractional shares that may result from such consolidation, without the payment of any consideration for any such cancelled fractional shares;

(d) increase the authorised capital of our company on a post-consolidation basis to consist of 220,000,000 shares, divided into 200,000,000 common shares without par value and 20,000,000 preference shares without par value; and

(e) to alter our company's Articles to provide for the special rights and restrictions attaching to the new class of preference shares.

Such changes to our company's capital took effect upon the acceptance by the British Columbia Registrar of Companies of certain documentation including a certified copy of the foregoing special resolutions, which occurred on or about June 28, 2002.

ITEM 9 The Offer and Listing

Price History

Our common shares were traded on the Canadian Venture Exchange (now the TSX Venture Exchange, effective April 8, 1996) under the symbol "IMM" until our shares were voluntarily delisted on January 23, 2002. While our shares were still trading on the Canadian Venture Exchange, they were also trading on the OTC Bulletin Board under the symbol "IMMKF".

The annual high and low market prices for our common shares for the five most recent full financial years on the Canadian Venture Exchange (now the TSX Venture Exchange) and the OTC Bulletin Board (since November, 2000) were as follows:

Canadian Venture Exchange (in Canadian dollars):

Year Ended	High ($)	Low ($)
December 31, 2001	0.37	0.04
December 31, 2000	3.70	0.17
December 31, 1999	0.33	0.08
December 31, 1998	0.34	0.02
December 31, 1997	0.19	0.01

OTC Bulletin Board (since November, 2000) (in U.S. dollars):

Year Ended	High	Low
December 31, 2001	0.30	0.025
December 31, 2000	0.281	0.094

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Canadian Venture Exchange and the OTC Bulletin Board (as applicable) were as follows:

Canadian Venture Exchange (in Canadian dollars):

Quarter Ended	High ($)	Low ($)
December 31, 2001	0.08	0.04
September 30, 2001	0.11	0.04
June 31, 2001	0.24	0.05
March 31, 2001	0.37	0.12
December 31, 2000	0.53	0.20
September 30, 2000	0.78	0.43
June 30, 2000	2.10	0.60
March 31, 2000	3.70	0.17

OTC Bulletin Board (since November, 2000) (in U.S. dollars):

Quarter Ended(1)	High ($)	Low ($)
December 31, 2001	0.07	0.025
September 30, 2001	0.063	0.025
June 30, 2001	0.15	0.046
March 30, 2001	0.30	0.08
December 31, 2000	0.281	0.094

The high and low market prices of our common shares for each of the most recent six months (December , 2001 through May, 2002) on the Canadian Venture Exchange and the OTC Bulletin Board (as applicable) were as follows:

Month Ended	High ($)	Low ($)
December 31, 2001 (CDNX)	CDN0.08	CDN0.05
December 31, 2001 (OTCBB)	US0.07	US0.035
January 31, 2002 (CDNX)	CDN0.14	CDN0.05
January 31, 2002 (OTCBB)	US0.0825	US0.0325
February 28, 2002 (OTCBB)	US0.047	US0.011
March 31, 2002 (OTCBB)	US0.028	US0.01
April 30, 2002 (OTCBB)	US0.026	US0.015
May 31, 2002 (OTCBB)	US0.02	US0.008

The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: (604) 661-9400; Facsimile: (604) 683-3694).

C. Markets

Our common shares traded on the Canadian Venture Exchange (now the TSX Venture Exchange) until they were voluntarily delisted on January 23, 2002. Our common shares have traded pre-consolidation on the OTC Bulletin Board under the symbol "IMMKF" and the CUSIP number 452925 10 0.

ITEM 10 Additional Information

B. Memorandum and Articles of Association

Subject to the following, the information required by this section is incorporated by reference from our registration statement on Form 20-F/A, filed on September 27, 2000 and our annual report on Form 20-F, filed on July 16, 2001.

As discussed under Item 4, "Information on Immune Network Ltd.," under the heading "History and Development of Immune Network Ltd.," our shareholders adopted special resolutions at the annual general meeting held on June 27, 2002, authorizing our company to:

(a) cancel the 20,000,000 unissued class A convertible preferred shares;

(b) consolidate the common shares in the capital of our company on a ten-for-one basis;

(c) cancel any fractional shares that may result from such consolidation, without the payment of any consideration for any such cancelled fractional shares;

(d) increase the authorised capital of our company on a post-consolidation basis to consist of 220,000,000 shares, divided into 200,000,000 common shares without par value and 20,000,000 preference shares without par value; and

(e) to alter our company's Articles to provide for the special rights and restrictions attaching to the new class of preference shares.

The special rights and restrictions attaching to the new class of preference to shares authorize:

(a) the issue of shares of that class in one or more series, and

(b) the directors, by resolution, to: (i) to alter the memorandum of our Company to set the number of shares in, and to determine the designation of the shares of, each series, and (ii) to alter the memorandum or the articles of our Company to create, define and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the shares of the class.

Such changes to our company's capital took effect upon the acceptance by the British Columbia Registrar of Companies of certain documentation including a certified copy of the foregoing special resolutions, which occurred on or about June 28, 2002.

C. Material Contracts

Sidney Kimmel Cancer Center

By an arm's length exclusive licensing agreement dated April 23, 1993 (the "1F7 License Agreement") entered into between our and the San Diego Regional Cancer Center (now known as the Sidney Kimmel Cancer Center), we were granted an exclusive license to use and sublicense the technology characterized as "Antibody 1F7" and to make or have made licensed products in all countries of the world in which the Cancer Center has patent rights, and to sell licensed products worldwide. Under the terms of the 1F7 License Agreement, we are required to pay to the Cancer Center a royalty equal to 2% of net sales of therapeutic licensed products and 5% of net sales of diagnostic licensed products resulting from Antibody 1F7 technology.

The 1F7 License Agreement shall expire on the later of:

(a) April 23, 2010; or

(b) expiry of the last remaining patent rights. We may continue to utilize the technology under the 1F7 License Agreement after the expiration of the last remaining patent rights, but shall not have any further royalty or other payment obligations to the Cancer Center.

Subject to its terms and conditions, the 1F7 License Agreement may be terminated: (a) at any time by the Cancer Center if we file in any court a bankruptcy or insolvency petition; (b) by either party upon failure of the other party to remedy a breach for which notice was given; and (c) upon 60 days' written notice by our company to the Cancer Center.

We have paid a license fee of US$10,000 to the Cancer Center.

ImmPheron, Inc.

By an arm's length agreement dated December 15, 1997, as amended December 15, 1998, we formed a strategic partnership with ImmPheron, Inc. to continue research and development of monoclonal Antibody 1F7 and the intellectual property related to its use as a therapeutic for the prevention and treatment of HIV infection. By incurring US$81,000 in preclinical trial expenditures, ImmPheron acquired a 50% interest in the Antibody 1F7 technology licensed from the Cancer Center.

By letter agreement dated December 20, 1999, we reacquired the 50% interest in the Antibody 1F7 acquired by ImmPheron, in consideration of the following payments and royalty grant to ImmPheron:

1. US$4,000 on execution of the agreement (paid);

2. US$2,000 on each of January 31, February 29, March 31 and April 30, 2000 (all paid);

3. US$88,000 on July 20, 2000 (paid);

4. US$10,000 within 30 business days of the commencement of a Phase I clinical trial; and

5. a 4% royalty on our net earnings from the Antibody 1F7.

University of British Columbia

On October18, 1999 we exercised an option granted to us by the University of British Columbia pursuant to an arm's length agreement dated July 8, 1999, for the world-wide license to use and sublicense dapsone, a drug currently in use for other conditions, for the treatment of Alzheimer disease, and the manufacture, distribution and sale of products based on such technology. A formal license agreement is currently being negotiated by our company and UBC which is to include the following material terms:

1. an initial, non-refundable, license fee of $25,000 will be payable upon execution of the license agreement, which is intended to partially reimburse UBC for its costs of developing, protecting and licensing the technology;

2. payments will be made to UBC upon certain milestones being reached, including the initiation of phase III clinical trials, filing of a new drug application with the FDA, and upon receipt of FDA approval for marketing;

3. a royalty will be paid to UBC based upon the total gross revenue derived from the sale of products using the technology;

4. an annual, non-refundable, license maintenance fee of $1,000 will be paid in advance to UBC;

5. UBC will own and manage the patent portfolio, including all patents for improvements. We will pay all future patent application, patent prosecution and patent maintenance costs and will reimburse all cost incurred to date by UBC and, in return, we will have the right to designate which technologies should be patented and shall become a licensee of all resulting patents on the same terms and provided in the license agreement;

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

Bridge Pharma, Inc.

By an arm's length agreement dated August 12, 1999 with Bridge Pharma, Inc., we entered into a joint venture arrangement, on a 50-50 basis, with Bridge Pharma, Inc. for the development of a new asthma therapeutic. In order to retain its 50% interest, we were required to provide up to US$2 million in funding to the project over a period of two years. Any additional funding required above the first US$2 million will be shared equally between the parties. The goal of the collaboration between our company and Bridge Pharma, Inc. was to finish the work necessary to complete clinical trials either as a continuance of the joint venture or in alliance with a strategic partner.

Bridge Pharma, Inc. and our company were to each own an undivided 50% interest in all technology invented, discovered, acquired or developed under the joint venture or with the use of the defined technology of the other party.

Pursuant to an addendum agreement dated April 4, 2000, our company and Bridge Pharma, Inc. agreed to add to the joint venture the use of certain additional compounds and the associated intellectual property for the treatment of atopic dermatitis (eczema). We agreed that we would increase our initial funding obligation from US$2 million to US$3.5 million if and when our company and Bridge Pharma, Inc. both agreed on the selection of at least one of the additional compounds to proceed to clinical trials.

In June 2001, we received notice from Bridge Pharma, Inc. claiming that we had defaulted in our obligations with respect to the funding of a joint venture between our company and Bridge Pharma, Inc. to develop a group of novel, non-steroidal, disease-modifying agents for the treatment of asthma, as well as a program studying compounds for the treatment of atopic dermatitis (eczema). On May 17, 2002, we entered into an agreement with Bridge Pharma, Inc. pursuant to which the joint venture was amicably terminated by the parties as of May 28, 2001. Under the agreement, we will be entitled to receive a 5% royalty on any revenues that Bridge Pharma, Inc. might earn from former joint venture projects.

Meditech Pharmaceuticals Inc.

By an arm's length agreement dated February 3, 2000, Meditech Pharmaceuticals Inc. granted to our company an irrevocable one year option to acquire an exclusive, worldwide (exclusive of the United States) license on two of Meditech's product candidates, Viraplex and MTCH-24, or any derivatives or formulations thereof. In consideration of the grant of the Option, we paid a small up-front fee and funded some of the ongoing research and development expenditures relating to these two drugs. We exercised the license option during the fiscal year ended December 31, 2000. On May 25, 2001, we entered into a subsequent agreement with Meditech regarding its potential agricultural product and its cold sore products including Viraplex and MTCH-24. This agreement replaced the original agreement with Meditech. Under the second agreement, ownership and all sales and marketing rights will be held by Meditech We will receive a royalty on sales of products covered by claims of the recent provisional patent applications filed by the two companies. On agricultural products, we will receive 2% of worldwide sales. On cold sore products, we will receive 2% of worldwide sales, excluding sales in the United States.

We also acquired an option to purchase 10 million Meditech shares (OTCBB: MDCH). During the fiscal year ended December 31, 2000, we exercised our option and acquired 3,333,333 shares, and during the year-ended December 31, 2001, exercised the balance of the option and acquired an additional 6,666,667 shares in Meditech.

On July 5, 2001, CroMedica Global Inc., a subsidiary of CroMedica International Inc. (now known as PRA International Inc.), commenced an action against our company in the Supreme Court of British Columbia, Vancouver Registry, to collect outstanding drug trial costs in the approximate amount of US$4 million, in connection with our DAD2000 Phase II clinical trials of dapsone as a therapy for Alzheimer disease. On July 18, 2001, we entered into a Share Purchase Agreement with CroMedica International Inc. pursuant to which we sold our 66% interest in B.C. Research Inc. to CroMedica International Inc., effective July 24, 2001, for consideration which consisted of: (a) a release from our obligation to pay the outstanding drug trial costs; (b) CroMedica Global Inc.'s consent to the dismissal of its action against us for the drug trial costs in the approximate amount of US$4million to CroMedica International Inc.'s subsidiary, CroMedica Global Inc.; and (c) the cancellation of principal and interest payments to be made pursuant to the US$1,000,000 secured debenture in favor of CroMedica Global Inc.

Nissin Shokuhin Kabushiki, Kaisha, dba Nissin Food Products Ltd., Osaka, Japan

We acquired an exclusive world wide license, from a major Japanese company, for a new drug candidate for the treatment of HIV infection.

The license agreement dated November 21, 2000 and subsequent addendum dated January 12, 2001 are with Nissin Shokuhin Kabushiki, Kaisha, doing business as Nissin Food Products Ltd., Osaka, Japan ("Nissin"). The hNM01 antibody was first discovered and patented by Nissin's research and development team at the Nissin Molecular Biology Institute Inc., Boston, Massachusetts.

The hNM01 monoclonal antibody is believed to act by inactivating the HIV virus, which may delay the development of AIDS in HIV infected individuals. An investigational new drug application for the hNM01 antibody has been reviewed by the U.S. Food and Drug Administration and Phase I clinical trials were initiated at the Beth Israel Deaconess Medical Center of Boston, Massachusetts. We will commence the production of hNM01 for continued Phase I/II clinical development of the hNM01 antibody.

As consideration for the license under Licensed Patents granted hereunder, we shall pay to Nissin a yearly, non-refundable and non-refundable royalties. The yearly, non-refundable license fee is payable as follows:

1. Year one: nil 2. Year two, commencing November 21, 2001: US$ 8,900 3. Year three: US$ 9,400 4. Year four, and any subsequent years: US$25,000

While the agreement may be terminated by our company upon providing appropriate notice without penalty, we are required to fund cumulative research and development expenditures of US$3 million over the three year period ending November 21, 2003 in order to maintain the license. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

We shall pay 4% non-refundable royalties to Nissin on net sales for products sold by our company. With respect to products based on a licensed compound where no enforceable patents have been issued and have been maintained during the term of the agreement, the royalty rate shall be two percent of net sales.

InNexus, Inc.

On December 29, 2000, we formed a collaboration with InNexus, Inc. of Seattle, Washington. The collaboration involves the granting of an option to InNexus, Inc. to acquire our subsidiary which holds the monoclonal antibody technologies for the treatment of AIDS.

This collaboration is anticipated to lead to the financing as well as the scientific and clinical development of our two monoclonal antibody technologies, hNM01 and 1F7. The immediate goals of the collaboration are to provide developmental capital to re-initiate clinical testing of hNM01 and to complete pre-clinical evaluation of 1F7.

We initially granted an option to InNexus Inc., of Seattle, Washington, on January 8, 2001, to acquire our monoclonal antibody technologies for the treatment of AIDS. The option was replaced by a sublicense option dated December 3, 2001, granted to InNexus, Inc. for the use of hNM01 and IF7 technologies in the development of Superantibodies. InNexus had agreed to pay our company $1 million in the form of common shares in the capital of InNexus, to be issued annually in three instalments, in addition to a royalty. The sublicense option agreement also provided for repayment of US$125,670 in funds already advanced by our company to InNexus under the terms of the expired option agreement dated January 8, 2001.

Pursuant to an agreement dated as of March 18, 2002 among our company, InNexus Inc. and Cusil Venture Corporation (TSX Venture Exchange: CUS), we have agreed to accept 216,781 common shares in Cusil Venture Corporation in settlement of the US$125,670 debt due and payable to us by InNexus Inc. This agreement supersedes the sublicense option dated December 3, 2001. The shares will be issued by Cusil Venture Corporation pursuant to applicable registration and prospectus exemptions, subject to the completion of the purchase, by way of a reverse merger, of all of the issued and outstanding shares of InNexus by Cusil Venture Corporation. The reverse merger transaction and the settlement of the debt by Cusil Venture Corporation remain subject to regulatory approvals. In the event that such regulatory approvals are not received, InNexus will remain obligated to the Company for the debt and Cusil Venture Corporation will have no further obligations to the company.

On January 21,2002, we signed a research agreement with Dr. Brian Conway, MDCM, FRCPC, of the University of British Columbia. This agreement enhances the development of our novel approaches to the treatment of chronic infections, such as human immunodeficiency virus (HIV) and hepatitis C virus (HCV).

A primary purpose of our collaboration with Dr. Conway is to learn more about 1F7 as a potential treatment for HIV and HCV. The 1F7 molecule is an Anti-Idiotypic Immunomodulatory Monoclonal Antibody ("AIMA"). Although research regarding AIMA technology has been published in peer-reviewed scientific journals for over a decade, its potential in the treatment of chronic and/or drug-resistant viral infections is only now being explored. We anticipate that this collaboration will also lead to the development of a research program to demonstrate the mechanism of action of 1F7 and to optimize the production of the antibody in preparation for future clinical trials. The collaboration will also provide support for research on the hNM01 monoclonal antibody.

On February 6, 2002, we announced that we had entered into an affiliation with CANVAC, the Canadian Network for Vaccines and Immunotherapeutics, which will focus on the development of our immune modulation therapies. CANVAC is a unique network of almost 70 highly recognized Canadian scientists specializing in the fields of immunology, virology and molecular biology and our collaboration with CANVAC will allow us to gain access to leading researchers in those fields.

Escrow Agreement

There are presently issued and outstanding a total of 5,566,667 escrow shares at a price of $0.01 per share. The escrow shares are held in escrow by Computershare Trust Company of Canada pursuant to the terms of an escrow agreement dated December 7, 1995. The escrow restrictions contained in the escrow agreement provide that the escrow shares may not be traded in, dealt with in any manner whatsoever, or released, nor may our company, our transfer agent or the holders of the escrow shares make any transfer or record any trading of the escrow shares without the consent of the executive director of the British Columbia Securities Commission.

The escrow shares may be released from escrow, pro-rata among the escrow holders, on the basis of one escrow share for every $0.206 of cash flow. Escrow shares, while not freely tradeable, may be transferred within escrow from the British Columbia Securities Commission. If a holder of escrow shares ceases to be a principal of our company, such holder shall be entitled to retain ownership of the escrow shares and shall not be required to transfer same. Upon the death or bankruptcy of an escrow holder, the escrow agent shall hold the escrow shares subject to the escrow agreement for the person that is legally entitled to become a registered owner of the escrow shares.

The escrow agreement provides that the escrow shares must be surrendered to us for cancellation:

(a) where the common shares have been subject to a cease trade order issued under the Securities Act (British Columbia) for a period of two consecutive years; or

(b) April 24, 2006.

Employment Agreement - Dr. Allen Bain

On February 1, 2002, we entered into an employment agreement with Dr. Allen Bain, our President and Chief Executive Officer and a director of our company, pursuant to which we agreed to pay Dr. Bain the sum of $10,000 monthly for his services as our President and Chief Executive Officer. (For additional information, see Item 6, "Directors, Senior Management and Employees," under the heading "B. Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts.")

Employment Agreement - Mark Glusing

On February 1, 2002, we entered into an employment agreement with Mark Glusing, our Corporate Secretary, Chief Operating Officer, acting Chief Financial Officer and a director of our company, pursuant to which we agreed to pay Mr. Glusing the sum of $8,000 monthly for his services. (For additional information, see Item 6, "Directors, Senior Management and Employees," under the heading "B. Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts.")

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E. Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with us, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his/her/its common shares in our company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of this annual report statement and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of our common shares.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol, ratified on November 9, 1995, provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of our voting stock. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of our voting stock, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We will be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of such shareholder.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a) if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b) the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of our company unless:

(a) the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b) the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him/her/it when they ceased to be a resident of Canada,

(c) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(d) the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a US Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a "U.S. Holder" includes a beneficial holder of our common shares who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Our Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that our company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed current or accumulated earnings and profits of our company, they will be treated first as a return of capital to the extent of the shareholder's basis in our common shares and thereafter as gain from the sale or exchange of our common shares. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of the voting stock of our company is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from our company. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a "U.S. Holder" is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in the common shares of our company. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of our company. Management of our company is of the opinion that there is little, if not, any likelihood of us being deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of our company would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of our company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. We believe that our company is a PFIC.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat our company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

While a U.S. Holder is free to make a QEF election, we do not intend to provide to any such Electing U.S. Holder a PFIC Annual Information Statement for filing with the Internal Revenue Service.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by our company. An "excess distribution" is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of our company during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if we are no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which our company is a PFIC and the U.S. Holder holds shares of our capital stock) (a "Unpedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example, under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of our common shares are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions." For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts to be included in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of our company and our earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of our common shares by such a 10% U.S. Holder of our company at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of our company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES IN THE CAPITAL OF OUR COMPANY.

F. Documents on Display

Documents concerning our company referred to in this annual report may be viewed during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1 by making an appointment.

G. Subsidiary Information

As at the date of this annual report, we have one wholly-owned subsidiary, 612673 B.C. Ltd., a private company incorporated under the laws of the province of British Columbia.

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12 Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Reserved

ITEM 16 Reserved

PART III

ITEM 17 Financial Statements

Financial Statements Filed as Part of the Annual Report:

Consolidated Financial Statements for the Years Ended December 31, 2001 and 2000:

Auditor's Report dated May 3, 2002 (except as to Notes 7 and 25(f) which are as of May 17, 2002).

Consolidated Balance Sheets as at December 31, 2001 and 2000.

Consolidated Statements of Loss and Deficit for the years ended December 31, 2001, 2000 and 1999 and for the period from inception on February 25, 1991 to December 31, 2001.

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999 and for the period from inception on February 25, 1991 to December 31, 2001.

Notes to Consolidated Financial Statements

Consolidated Financial Statements

Immune Network Ltd.
(a development stage enterprise)
December 31, 2001 and 2000
(Expressed in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders of
Immune Network Ltd.

We have audited the consolidated balance sheets of Immune Network Ltd. (a development stage enterprise) as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2001 and for the period from inception on February 25, 1991 to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 and for the period from inception on February 25, 1991 to December 31, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

As discussed in note 3, the Company retroactively changed its accounting policies for determining loss per common share effective January 1, 2001.

The consolidated financial statements for the period from inception on February 25, 1991 to December 31, 1998 were audited by other auditors who expressed an opinion without reservation on those statements in their respective reports.

Vancouver, Canada,

/s/ Ernst & Young LLP
Chartered Accountants

May 3, 2002 (except as to notes 7 and 25(f)
which are as of May 17, 2002).

Comments by Auditor on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated May 3, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada

/s/ Ernst & Young LLP
Chartered Accountants
May 3, 2002.

Immune Network Ltd.
(a development stage enterprise)
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[see Note 1 - Basis of Presentation]

As at December 31
(Expressed in Canadian Dollars)
	2001 $	2000 $

ASSETS
Current
Cash and cash equivalents [note 5]	38,746	2,578,731
Short-term investments	-	5,000
Restricted investment [note 15]	-	75,000
Accounts receivable (net of allowance provision of $nil; 2000 - $40,000)	11,555	1,063,543
Unbilled revenue	-	210,555
Investment tax credit and taxes recoverable	-	94,077
Government grants receivable	-	10,000
Deposits and prepaid expenses	83,438	262,906
Total current assets	133,739	4,299,812
Capital assets [note 8]	150,332	1,774,140
Intellectual properties [note 9]	190,240	407,724
Long-term investments [note 11]	321,144	8,857,877
Other assets [note 12]	-	3,868,158
Goodwill [note 10]	-	5,408,143
Total assets	795,455	24,615,854

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 19]	431,569	1,259,980
Unearned revenue	-	177,531
Current portion of obligations under capital leases [note 13]	28,850	128,018
Current portion of long-term debt [note 14]	-	513,553
Total current liabilities	460,419	2,079,082
Obligations under capital leases [note 13]	34,585	240,605
Long-term liability [note 14]	-	1,133,296
Future income taxes [note 18]	-	3,109,000
Deferred dilution gain [note 11(b)]	-	877,439
Minority interest in subsidiaries	-	4,148,683
Total liabilities	495,004	11,588,105
Commitments [note 16]
Shareholders' equity
Preferred shares [note 17(b)(ii)]	7,532,021	7,532,021
Common shares [note 17(b)(i)]	17,887,253	17,790,272
Special warrants [note 17(d)]	-	75,000
Contributed surplus [note 17(e)]	57,589	57,589
Deficit accumulated during development stage	(25,176,412)	(12,427,133)
Total shareholders' equity	300,451	13,027,749
Total liabilities and shareholders' equity	795,455	24,615,854

See accompanying notes

On behalf of the Board:
/s/ signed Director	/s/ signed Director

Immune Network Ltd.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[see Note 1 - Basis of Presentation]

Years ended December 31
(Expressed in Canadian Dollars)
	2001 $	2000 $	1999 $	From Inception on February 25, 1991 to December 31, 2001 $

REVENUE
Interest income	15,762	222,911	14,036	293,418

EXPENSES
Research and development [note 19]	8,145,085	7,103,457	420,195	16,649,167
General and administrative [note 19]	965,094	1,279,966	368,974	4,090,524
Amortization	198,105	202,545	40,851	543,594
Writedown of intellectual properties [note 9]	155,854	-	-	244,614
Loss on writedown of long-term investments [note 11]	-	120,156	-	120,156
Loss on disposition of intellectual properties	-	-	-	38,965
Loss on disposition of capital assets	-	-	-	3,417
	9,464,138	8,706,124	830,020	21,690,437
Loss before the undernoted items	9,448,376	8,483,213	815,984	21,397,019
Interest expense on long-term debt	117,750	146,649	-	264,399
Interest expense on capital leases [note 13]	13,597	5,967	-	19,564
Gain on sale of long-term investment [note 11(a)]	(62,600)	-	-	(62,600)
Loss before discontinued operations	9,517,123	8,635,829	815,984	21,618,382
Loss from discontinued operations [note 6(b)]	3,232,156	325,874	-	3,558,030
Net loss for the period	12,749,279	8,961,703	815,984	25,176,412

Deficit accumulated during development stage, beginning of period	12,427,133	3,465,430	2,649,446	-
Deficit accumulated during development stage, end of period	25,176,412	12,427,133	3,465,430	25,176,412

Basic and diluted loss per common share [notes 3 and 17(g)]
Continuing operations	0.16	0.23	0.04	-
Discontinued operations	0.06	0.01	-	-

See accompanying notes

Immune Network Ltd.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS
[see Note 1 - Basis of Presentation]

Years ended December 31
(Expressed in Canadian Dollars)
	2001 $	2000 $	1999 $	From Inception on February 25, 1991 to December 31, 2001 $
OPERATING ACTIVITIES
Loss for the period	(12,749,279)	(8,961,703)	(815,984)	(25,176,412)
Items not involving cash
Amortization	660,000	515,283	40,851	1,346,217
Amortization of deferred charges	171,627	125,942	-	297,569
Dilution gain amortization	(90,773)	(30,257)	-	(121,030)
Future income taxes recovery	-	(841,000)	-	(841,000)
Minority interest in loss from subsidiary	(312,707)	(70,709)	-	(383,416)
Equity in loss from significantly influenced companies	1,243,808	588,595	-	1,832,403
Gain on sale of long-term investments	(999,263)	-	-	(999,263)
Writedown of long-term investments	-	120,156	-	120,156
Long-term liability for clinical research	117,750	1,600,149	-	1,717,899
Stock based compensation	-	57,589	-	57,589
Loss on disposal of subsidiary	2,590,360	-	-	2,590,360
Non-cash payment for clinical research	6,502,458	-	-	6,502,458
Writedown of intellectual properties	155,854	-	-	244,614
Non-cash payment for services	12,212	-	-	12,212
Loss on disposition of capital assets	-	-	-	3,417
Loss on disposition of intellectual properties	-	-	-	38,965
	(2,697,953)	(6,895,955)	(775,133)	(12,757,262)
Net change in non-cash working capital [note 22]	383,666	(107,629)	26,848	325,097
Cash used in operating activities	(2,314,287)	(7,003,584)	(748,285)	(12,432,165)

FINANCING ACTIVITIES
Proceeds from
Shareholder loan	-	-	-	50,000
Share subscriptions received	-	-	9,000	54,000
Special warrants	-	318,000	-	318,000
Proceeds from issuance of common shares	21,981	9,332,265	1,049,575	13,116,611
Loan to officer	-	-	(55,000)	(55,000)
Repayment of a loan to officer	-	32,213	22,787	55,000
Payments on obligations under capital leases	(77,929)	(45,645)	-	(123,574)
Cash provided by (used in) financing activities	(55,948)	9,636,833	1,026,362	13,415,037

INVESTING ACTIVITIES
Purchase of intellectual properties	(8,129)	(337,654)	(65,348)	(783,796)
Purchase of capital assets	(140,364)	(312,996)	(92,767)	(584,897)
Proceeds on sale of long-term investments	542,468	-	-	542,468
Proceeds from disposal of capital and intellectual properties	-	-	-	31,618
Purchase of long-term investments	(300,040)	(415,710)	(29,896)	(745,646)
Change in restricted investments	75,000	(75,000)	-	-
Purchase of short-term investment	(50,712)	-	(50,000)	(100,712)
Redemption of short-term investments	-	50,000	-	50,000
Cash acquired on business combination net of costs of acquisition [note 6(a)]	-	919,784	-	934,812
Cash disposed of on sale of business [note 6(b)]	(287,973)	-	-	(287,973)
Cash used in investing activities	(169,750)	(171,576)	(238,011)	(944,126)
Increase in (decrease) in cash and cash equivalents	(2,539,985)	2,461,673	40,066	38,746
Cash and cash equivalents, beginning of period	2,578,731	117,058	76,992	-
Cash and cash equivalents, end of period	38,746	2,578,731	117,058	38,746
Supplementary cash flow information
Interest paid	13,597	21,582	-	35,179

See accompanying notes

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Immune Network Ltd., (the "Company") amalgamated under the laws of the Province of British Columbia, is a biotechnology company discovering and developing new drugs to treat major diseases. The Company is in the process of developing drugs for treatment of various immunological diseases, with a current focus on Alzheimer disease, AIDS and Hepatitis C. The Company's strategy is to acquire technology rights, to add value through further development, and to obtain a return on investment in the technologies through licensing agreements, alliances, or spin-offs. The Company has not yet determined the ultimate economic viability of the drugs under development. The Company is a development stage enterprise and does not have sales and marketing operations. To date, the Company has not earned significant revenues from its drug candidates.

In the first half of 2001, the Company's former subsidiary B.C. Research Inc. ("BCR") provided contract services in laboratory analysis and testing, field work, pilot plants, consulting services and applied scientific research and development. BCR also derived revenue from rental property. The Company divested its interest in BCR in July 2001 [note 6(b)].

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company incurred a net loss of $12,749,279 in 2001 and at December 31, 2001 has an accumulated deficit of $25,176,412. The Company has financed its cash requirements primarily from share issuances. The Company's continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. Although the Company has been successful in the past in obtaining financing through the sale of its equity securities, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies. These financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company be unable to continue in its operations.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 21. A summary of the significant accounting policies are as follows:

Basis of presentation

These financial statements include the accounts of the Company and its 66% controlling interest in BCR which was disposed of on July 24, 2001 [note 6].

These financial statements also include the Company's 50% proportionate interest of the accounts of its joint venture with Bridge Pharma Inc. [note 7].

All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents which are recorded at amortized cost and approximate market value.

Foreign exchange

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the historical transaction date. Revenue and expenses are translated at monthly average exchange rates throughout the year. Exchange gains or losses are reflected in the results of operations.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Unrealized foreign exchange translation gains or losses on long term monetary assets and liabilities are deferred and amortized over the remaining life of the related items.

Short-term investments

Short-term investments are considered to be temporary investments, comprise common shares in publicly traded companies and are carried at the lower of cost or market. As at December 31, 2000 the quoted market value of these investments approximated their cost.

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

Rental revenue is recognized as earned on a monthly basis.

Long-term investments

The Company accounts for long-term investments in which it or its subsidiaries exercise significant influence using the equity method. Investments in which the Company or its subsidiaries do not exercise significant influence are recorded at cost. Long-term investments are written down if there is a permanent impairment in their carrying value. The investment in which the Company has joint control is accounted for on a proportionate consolidation basis.

Capital assets and other assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the expected useful lives as follows:

Office furniture and equipment	5 years
Computer equipment	3 years
Software	2 years
Laboratory equipment	5 years
Leasehold improvements	Over the term of the lease

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Included in other assets is an amount representing the future benefit arising from a favourable lease which was acquired by the Company [see note 6(a)] during the year ended December 31, 2000. This amount was being amortized over the term of the lease plus one renewal period.

Intellectual properties

The cost of acquiring technology, trademarks, patents and licenses are capitalized, and amortized on a straight-line basis over their estimated useful lives of 5 years.

The carrying values of intellectual properties do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these intellectual properties and accordingly is subject to measurement uncertainty in the near term. Management reviews the intellectual properties for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Management measures any potential impairment by comparing the carrying value to the undiscounted amounts of expected future cash flows.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair values of net assets acquired, and is being amortized on a straight-line basis over 10 years. On an ongoing basis, management reviews the valuation and amortization of goodwill, based on future estimated operating income, taking into consideration any events and circumstances which might result in the impairment of goodwill.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

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

Loss per share

Basic loss per common share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding excluding contingently issuable shares, if any. Since the Company's convertible preferred shares, stock options and warrants are anti-dilutive, diluted loss per common share is equal to basic loss per common share.

Income taxes

The Company uses the liability method to account for income taxes. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Stock based compensation

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in note 17(c). No compensation is recognized for this plan when common shares or stock options are issued to officers, directors and employees. Any consideration received from employees on the exercise of stock options or the purchase of common shares is credited to share capital.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("Earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to exclude escrowed shares [note 17(f)] from the weighted average number of common shares outstanding in the calculation of loss per common share. The restatement has the following effect:
	As originally reported Years ended December 31,		As restated Years ended December 31,
	2000 $	1999 $	2000 $	1999 $
Loss per common share:
Continuing operations	0.20	0.03	0.23	0.04
Discontinued operations	0.01	-	0.01	-
Loss per common share	0.21	0.03	0.24	0.04

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

4. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, restricted investment, accounts receivable, unbilled revenue, investment tax credit and taxes recoverable, government grants receivable and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The long-term liability and obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rate and therefore, approximates their fair value.

The Company's long-term investments, unless otherwise specified, do not have quoted market prices because they are not traded in an active and liquid market. Management assesses its long-term investments for permanent impairment on a periodic basis.

5. CASH EQUIVALENTS

Cash equivalents include approximately $nil [2000 - $1,979,000 bearing interest of 5.14%] of term deposits and bankers' acceptances. Cash equivalents include cash deposits denominated in US dollars aggregating $nil at December 31, 2001 [2000 - $88,000 (US $58,000)].

6. B.C. RESEARCH INC.

[a] Acquisition

On August 18, 2000 the Company acquired approximately 66% of the outstanding common shares of BCR for consideration of 7,532,021 common shares of the Company at a fair value of $0.58 per share and 7,532,021 Class "A" convertible preferred shares of the Company at a fair value of $1.00 per share. Each Class "A" convertible preferred share is convertible at the Company's option, into such number of common shares having a value of $1.00 per share at any time on or before August 18, 2001, and thereafter for such number of common shares having a value of $1.25 per share. Any unconverted Class "A" convertible preferred shares shall be automatically converted into common shares on February 18, 2002. If the Class "A" convertible preferred shares are converted into common shares having a value of $1.25, the excess of $0.25 will be recorded as a dividend [see note 25(a)].

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

6. B.C. RESEARCH INC. (cont'd.)

The acquisition has been accounted for by the purchase method. The consideration paid has been allocated to the net identifiable assets acquired based on their estimated fair value as follows:

$

Assets
Cash and cash equivalents	1,002,257
Current assets	1,204,229
Loan receivable	50,000
Capital assets	1,540,170
Long-term investment in CellFor Inc.	8,374,000
Other assets - benefit from favourable lease	3,947,400
Goodwill	5,612,597
Total assets	21,730,653

Liabilities
Current liabilities	(1,248,265)
Capital lease obligations	(329,930)
Future income taxes	(3,950,000)
Total liabilities	(5,528,195)
Net assets before minority interest	16,202,458
Minority interest in net assets	(4,219,392)
Net assets after minority interest	11,983,066

Consideration paid
Common shares issued	4,368,572
Class A convertible preferred shares issued	7,532,021
Cost of acquisition	82,473
Total consideration	11,983,066

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

6. B.C. RESEARCH INC. (cont'd.)

[b] Disposal

Effective July 24, 2001, the Company disposed of its 66% interest in BCR to Cromedica International Inc. ("Cromedica"), a company whose subsidiary has a common director with the Company, in settlement of obligations relating to clinical trial and other studies.

Under the terms of the Sale Agreement, the consideration received by the Company included:
$

Clinical trial and other services	6,502,458
Payment of long-term liability [note 14]	1,794,699
Prepaid rent	50,560
8,347,717

The amount relating to clinical trial and other studies has been expensed in the year ended December 31, 2001 and recorded in research and development expenses.

Revenue from discontinued operations and loss relating to discontinued operations are as follows:

	2001 $	2000 $	1999 $	From Inception on February 25, 1991 to December 31, 2001 $

Contract and other revenue	4,084,321	2,326,705	-	6,411,026
Loss from operations (net of future tax recovery of $nil [2000 - $841,000; 1999 - $nil])	641,796	325,874	-	967,670
Loss on disposal	2,590,360	-	-	2,590,360
	3,232,156	325,874	-	3,558,030

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

7. JOINT VENTURE

On August 12, 1999, the Company entered into a joint venture agreement with Bridge Pharma Inc. ("Bridge Pharma") for the development of a new asthma therapeutic. The Company and Bridge Pharma each had a 50% interest in the joint venture. Pursuant to the joint venture agreement, the Company was required to fund the first US $2 million of expenditures over a two year period in order to maintain its 50% interest. In April, 2000, the agreement was amended pursuant to which the Company's obligation for funding increased to US $3.5 million as a result of the expansion of the work to be performed by the joint venture.

Effective May 28, 2001, the Company and Bridge Pharma agreed to terminate the joint venture [note 25(f)]. As a result, the Company has written off its investment in the joint venture of $116,932, which is included in research and development expenses, and intellectual property with a net book value of $47,127.

The Company's 50% interest in the joint venture is as follows:
	2001 $	2000 $	1999 $	From Inception on February 25, 1991 to December 31, 2001 $

Statement of loss and deficit
Interest income	842	4,074	312	5,228
Research and development	(18,336)	(168,980)	(40,462)	(227,778)
General and administrative	(3,412)	(2,467)	(5,994)	(11,873)
Amortization	(9,661)	(7,697)	(3,058)	(20,416)
Loss from joint venture	(30,567)	(175,070)	(49,202)	(254,839)

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

7. JOINT VENTURE (cont'd.)
	2001 $	2000 $

Balance sheet
Cash and cash equivalents	-	52,655
Amounts receivable and prepaid expenses	-	32,672
Technology, license and patent costs	-	61,172
Total assets	-	146,499
Accounts payable and accrued liabilities	-	14,172
Net assets	-	132,327

	2001 $	2000 $	1999 $	From Inception on February 25, 1991 to December 31, 2001 $

Statement of cash flows
Cash (used in) operating activities	(37,090)	(181,012)	(48,296)	(266,398)
Cash provided by (used in) investing activities	62,299	(35,729)	(38,906)	(12,336)
Cash provided by financing activities	4,384	258,345	98,253	360,982

8. CAPITAL ASSETS
	Cost $	Accumulated Amortization $	Net Book Value $

2001
Office furniture and equipment	78,323	28,850	49,473
Computer equipment	214,999	122,880	92,119
Software	59,962	51,222	8,740
	353,284	202,952	150,332

2000
Office furniture and equipment	110,267	15,236	95,031
Computer equipment	388,144	69,654	318,490
Software	202,088	51,058	151,030
Laboratory equipment	619,921	44,089	575,832
Leasehold improvement	660,404	26,647	633,757
	1,980,824	206,684	1,774,140

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

8. CAPITAL ASSETS (cont'd.)

Included in capital assets is computer equipment under capital leases with a cost of $95,654 [2000 - $311,523] and net book value of $59,950 [2000 - $264,351].

Amortization expense for the year ended December 31, 2001 amounted to $236,845 [2000 - $190,722; 1999 - $15,962; inception to date - $558,545].

9. INTELLECTUAL PROPERTIES
	Cost $	Accumulated Amortization $	Net Book Value $

2001
Technology	208,835	109,773	99,062
Licenses	5,000	2,935	2,065
Patents	205,376	124,090	81,286
Trademarks	9,899	2,072	7,827
	429,110	238,870	190,240

2000
Technology	208,835	68,006	140,829
Licenses	114,383	30,470	83,913
Patents	253,529	97,576	155,953
Trademarks	31,040	4,011	27,029
	607,787	200,063	407,724

Amortization expense for the year ended December 31, 2001 amounted to $96,260 [2000 - $120,107; 1999 - $24,890; inception to date - $296,323].

During the year ended December 31, 2001, licenses, patents and trademarks with a net book value of $155,854 were written off.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

10. GOODWILL
	Cost $	Accumulated Amortization $	Net Book Value $

2000
Goodwill	5,612,597	204,454	5,408,143

Amortization expense for the year ended December 31, 2001 amounted to $317,234 [2000 - $204,454; 1999 - $nil; inception to date - $521,688].

During 2001, the goodwill was disposed of as part of the sale of BCR [note 6(b)].

11. LONG-TERM INVESTMENTS

The Company holds the following long-term investments:
	2001 $	2000 $

Investments recorded at cost
Meditech Pharmaceuticals, Inc.	321,144	225,700

Investments with significant influence
Azure Dynamics Inc.	-	756,024
CellFor Inc.	-	7,876,153
	321,144	8,857,877

[a] Meditech Pharmaceuticals, Inc. ("Meditech")

In February, 2000, the Company obtained an option for an exclusive license from Meditech to acquire the rights to two compounds pursuant to a letter of intent. The option allowed the Company to negotiate a licensing arrangement for a fee of US $125,000. The Company was also granted an option to acquire 10 million common shares of Meditech for an exercise price of US $0.03 per share expiring February 3, 2001. Using the Black Scholes pricing model, the fair value of the option was determined to be US $50,000 which was recorded as an investment in Meditech and the remaining amount of US $75,000 was capitalized to license cost.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

11. LONG-TERM INVESTMENTS (cont'd.)

On October 25, 2000, the Company exercised a portion of its option and acquired 3,333,333 common shares of Meditech for $150,700 (US $100,000).

On January 31, 2001, the Company exercised options to acquire the remaining 6,666,667 common shares of Meditech for $300,040 (US $200,000) resulting in the Company owning a total of 10,000,000 common shares of Meditech. During the year ended December 31, 2001, the Company sold 3,909,000 shares for proceeds of $254,968 resulting in a gain of $62,600. As at December 31, 2001 the Company owns 6,091,000 common shares of Meditech.

The Company has an approximate 4.0% [2000 - 2.5%] interest in Meditech, which is accounted for as a portfolio investment.

Pursuant to the letter of intent, the Company had undertaken certain research and development expenses and had filed certain provisional patents relating to the use of the compounds in two particular fields, namely agriculture and cold sore. On May 25, 2001 the Company entered into a license agreement with Meditech pursuant to which the Company transferred its interest in the provisional patents to Meditech. Under the new agreement, ownership and all sales and marketing rights remain with Meditech. The Company will receive a royalty on sale of products covered by claims of the recent provisional patent applications filed by the two companies. On agricultural products, the Company will receive two percent of worldwide sales. On cold sore products, the Company will receive two percent of worldwide sales excluding sales in the United States. This agreement replaces the terms of the letter of intent. Accordingly during the year ended December 31, 2001, the Company realized a loss in the amount of $94,682 previously capitalized as license cost.

As at December 31, 2001, the market value of this investment based upon quoted market price was approximately $271,615. It is management's opinion that the decrease in market value is temporary and does not represent an impairment. However, due to the fact that the common shares of Meditech are thinly traded, it is reasonably possible that the carrying value of this investment may be written down in the near term, if management subsequently determines that an impairment has occurred.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

11. LONG-TERM INVESTMENTS (cont'd.)

[b] Azure Dynamics Inc.

BCR held a 62% interest in Azure Dynamics Inc. ("Azure"), a private company. Azure, a company incorporated under the laws of Canada is a development stage enterprise developing an adaptive hybrid electric vehicle control system. On October 31, 2000, BCR's interest in Azure was diluted to approximately 38% when Azure issued additional common shares to outside investors for cash proceeds of $2,198,481. Accordingly, BCR ceased consolidating Azure at October 30, 2000 and began accounting for it using the equity method. The transaction resulted in a dilution gain of $907,696 which was being amortized over five years based on the estimated useful life of the patents and license technology in Azure.

On April 24, 2001, BCR sold 2,107,143 common shares of Azure to third party investors for consideration of a $1,037,500 promissory note resulting in a gain on disposition of $936,663 which is recorded in loss from discontinued operations. As a result of this transaction, BCR's interest in Azure was reduced to approximately 24%.

As a result of the disposition of BCR on July 24, 2001 [note 6(b)], the Company no longer holds any shares in Azure.

[c] CellFor Inc.

Silvagen Holdings Inc. ("Silvagen"), a subsidiary of BCR, held an equity interest in CellFor Inc. As a result of the disposition of BCR on July 24, 2001 [note 6(b)], the Company no longer holds any shares in CellFor Inc.

[d] MindMyBody.com Inc.

In October, 2000, the Company determined that its investment in MindMyBody.com was impaired and accordingly, the investment of $105,870 was written off as a charge to income in fiscal 2000.

[e] Skye Boat Inc.

During the year ended December 31, 2000, the Company acquired 10,000 common shares in Skye Boat Inc., a private company engaged in the development of computer software, for cash of $14,286 (US $10,000). The investment has been written off as a charge to income in 2000 because Skye Boat Inc. is insolvent and has discontinued it operations.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

12. OTHER ASSETS
	Cost $	Accumulated Amortization $	Net Book Value $
2000
Benefit from favourable lease	3,947,400	112,307	3,835,093
Deferred foreign exchange loss	46,700	13,635	33,065
	3,994,100	125,942	3,868,158

Amortization expense for the year ended December 31, 2001 amounted to $171,627 [2000 - $125,942; 1999 - $nil; inception to date - $297,569].

As a result of the disposition of BCR on July 24, 2001, the Company no longer has an interest in the Benefit from favourable lease.

The deferred foreign exchange loss relates to the long-term liability [note 14]. As the long-term liability was paid as a result of the disposition of BCR, the unamortized deferred foreign exchange loss is recognized as a component of the loss from disposition of BCR [note 6(b)].

13. OBLIGATIONS UNDER CAPITAL LEASES

The Company leases various computer equipment, included in capital assets, which are recorded as capital leases. The future minimum annual lease payments are as follows:
$

2002	37,387
2003	28,034
2004	9,976
2005	2,451
Total minimum lease payments	77,848
Less amount representing interest at rates averaging approximately 15%	14,413
63,435
Less due within one year	(28,850)
Long-term portion of obligations under capital leases	34,585

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

13. OBLIGATIONS UNDER CAPITAL LEASES (cont'd.)

Interest expense incurred on obligations under capital leases during the year amounted to $13,597 [2000 - $5,967; 1999 - $nil; inception to date - $19,564].

14. LONG-TERM LIABILITY

This represented an amount due to a clinical research organization with respect to a clinical trial program for a total value of $20.1 million bearing interest at Bank of Montreal prime rate plus 5% [prime rate at December 31, 2000 - 7.5%] and due on August 1, 2003. Principal payments of US $83,333 plus accrued interest are payable in monthly instalments commencing October 1, 2001 and ending August 1, 2003. As a result of the sale of BCR [note 6(b)], this long-term liability has been repaid.

Interest expense on the long-term liability incurred during the year ended December 31, 2001 amounted to $117,750 [2000 - $146,649; 1999 - $nil; inception to date - $264,399].

15. RESTRICTED INVESTMENT

The Company held a guaranteed investment certificate of $75,000 on December 31, 2000 as collateral on a demand line of credit. The line of credit expired in 2001.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

16. COMMITMENTS

In the normal course of its business the Company has entered into an exclusive licensing agreement with Nisshin Shokuhin Kabushiki, Kaisha doing business as Nissan Food Products Co., Ltd. whereby, for access to intellectual property related to the hNM01 monoclonal antibody [note 24(b)], it has agreed to pay royalties on future licensing and product revenue, if any, on certain products utilizing the in-licensed intellectual property. While the agreement may be terminated by the Company upon providing appropriate notice without penalty, the Company is required to fund cumulative research and development expenditures of US $3 million over the three year period ending November 21, 2003 in order to maintain the license. The obligations, which must be met to maintain the license in good standing, require specified ongoing efforts and investments in research, development and commercialization. At present, the Company has made all required license payments to the licensor and has not been notified of any deficiency in meeting any of its ongoing obligations. Unless otherwise terminated, the license agreement expires upon the expiration of the last issued patent.

17. SHARE CAPITAL

[a] Authorized

[i] 200,000,000 voting common shares without par value

[ii] 20,000,000 Class "A" convertible preferred shares, non-voting with par value of $1.00 per share

The Class "A" convertible preferred shares have priority over the common shares to any remaining net assets of the Company in the event of a liquidation, dissolution or winding-up.

Each Class "A" convertible preferred share shall be entitled to dividends in an amount equal to the amount of any dividends paid on that number of common shares having a value (at the record date relating to such common shares dividend declaration) of $1.25.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

17. SHARE CAPITAL (cont'd.)

[b] Issued
[i] Common shares	Number of Shares	Amount $

Issued upon incorporation	1	1
Balance at December 31, 1991	1	1
Issued for cash pursuant to private placement, net of issuance costs of $7,848	1,999,999	492,154
Balance at December 31, 1992 and 1993	2,000,000	492,155
Issued for cash pursuant to private placement	4,100,000	48,750
Balance at December 31, 1994	6,100,000	540,905
Issued for cash pursuant to private placement, net of issuance costs of $92,100	4,477,170	753,509
Share purchase loans forgiven	-	(28,800)
Balance at December 31, 1995	10,577,170	1,265,614
Issued for cash pursuant to private placements	2,120,816	572,620
Issued for technology	33,333	9,000
Issued as payment for subsidiary acquisition (i)	4,263,310	(19,930)
Issued for cash pursuant to private placement, (net)	1,059,159	196,063
Issued for cash pursuant to private placement, net of issuance costs of $431,423	1,725,000	517,327
Issued for cash upon exercise of options	191,664	42,166
Balance at December 31, 1996 and 1997	19,970,452	2,582,860
Issued for cash pursuant to private placement	400,000	80,000
Issued for cash upon exercise of options	200,000	30,000
Balance at December 31, 1998	20,570,452	2,692,860
Issued for cash pursuant to private placement	360,000	54,000
Issued for cash upon exercise of options	625,000	93,750
Issued for cash upon exercise of warrants	97,500	22,425
Issued for cash pursuant to private placement, net of issuance costs of $9,576	6,286,513	933,400
Balance at December 31, 1999	27,939,465	3,796,435
Issued for cash upon exercise of options	2,428,000	492,885
Issued for cash upon exercise of warrants	5,563,301	843,975
Issued on conversion of shareholder's loan	200,000	50,000
Issued on acquisition of B.C. Research Inc. [note 6(a)]	7,532,021	4,368,572
Issue for cash upon exercise of Agents Compensation Options	38,136	20,975
Issued upon conversion of Special Warrants [note 17(d)(i)]	1,620,000	243,000
Issued for cash pursuant to private placement, net of issuance costs of $925,569	17,727,247	7,974,430
Balance at December 31, 2000	63,048,170	17,790,272
Issued for cash upon exercise of warrants	123,225	21,981
Issued upon conversion of Special Warrants [note 17(d)(i)]	500,000	75,000
Balance at December 31, 2001	63,671,395	17,887,253

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

17. SHARE CAPITAL (cont'd.)

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
[ii] Class A convertible preferred shares	Number of Shares	Amount $

Balance at December 31, 1999	-	-
Issued on acquisition of B.C. Research Inc.	7,532,021	7,532,021
Balance at December 31, 2000 and 2001	7,532,021	7,532,021

Pursuant to the terms of the BCR acquisition [see note 6(a)], each convertible preferred share shall be converted into such number of common shares having a value of $1.00 per share at any time on or before August 18, 2001, and thereafter for such number of common shares having a value of $1.25 per share. Any unconverted Class A convertible preferred shares shall be automatically converted into common shares on February 18, 2002 having a value of $1.25 per share [see note 25(a)].

[c] Stock option plan

In June 2000, the shareholders approved the Stock Option Plan (the "Plan"), a fixed stock option plan, for which up to 6,622,958 common shares can be reserved for issuance to executive officers and directors, employees and consultants. The Plan may be terminated by the board of directors of the Company at any time provided that the termination does not alter the terms or conditions of any option or impair any right of any option holder. The options have a maximum term of five years and generally vest over a period of eighteen months. At December 31, 2001, 1,007,458 [2000 - 4,480,958] options are available for future grant under the Plan.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

17. SHARE CAPITAL (cont'd.)

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:
	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, December 31, 1999	2,590,000	0.18
Options granted	2,240,000	0.81
Options exercised	(2,428,000)	0.20
Options forfeited	(260,000)	0.30
Balance, December 31, 2000	2,142,000	0.80
Options granted	5,170,000	0.16
Options forfeited	(1,696,500)	0.40
Balance, December 31, 2001	5,615,500	0.33

At December 31, 2001 stock options outstanding are as follows:
Number of	Exercise			Exercise
Stock Options	Price		Number of Stock	Price
Outstanding	$	Expiry Date	Options Exercisable	$

50,000	0.15	21-May-03	50,000	0.15
70,000	0.15	20-May-04	70,000	0.15
80,500	0.23	09-Jun-04	80,500	0.23
25,000	0.23	24-Jul-04	25,000	0.23
535,000	0.40	24-Jan-05	535,000	0.40
810,000	1.20	20-Apr-05	810,000	1.20
1,280,000	0.25	01-Jan-06	384,000	0.25
50,000	0.30	04-Mar-02	50,000	0.30
1,200,000	0.10	21-May-06	360,000	0.10
1,515,000	0.10	02-Dec-06	-	0.10
5,615,500	0.33		2,364,500	0.58

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

17. SHARE CAPITAL (cont'd.)

[d] Share purchase warrants

At December 31, 2001 common share purchase warrants outstanding are as follows:
Number of Common Shares Issuable	Exercise Price $	Expiry Date

1,800,000 (i)	0.17	23-Jan-02
363,636	1.40	31-Aug-02
2,163,636

(i) On January 24, 2000 the Company issued 2,120,000 Special Warrants at $0.15 per Special Warrant for gross proceeds of $318,000 pursuant to a private placement. Each Special Warrant may be converted, at the option of the holder at anytime before the earlier of the date on which the Company has filed a current annual information form with the British Columbia Securities Commission and otherwise meets the requirements for offering a shorter hold period, or January 24, 2001, into one unit which is comprised of one common share and one purchase warrant. Each purchase warrant entitles the holder to acquire one common share for $0.15 to January 23, 2001 and for $0.17 to January 23, 2002. During the year ended December 31, 2001, 500,000 [2000 - 1,620,000] Special Warrants were converted into common shares and purchase warrants. Additionally during the year ended December 31, 2001, 20,000 [2000 - 300,000] share purchase warrants were exercised into common shares.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

17. SHARE CAPITAL (cont'd.)

Share purchase warrant transactions for the respective years and the number of share purchase warrants outstanding are summarized as follows:
	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, December 31, 1998	97,500	0.23
Warrants granted	6,286,513	0.15
Warrants exercised	(97,500)	0.23
Balance, December 31, 1999	6,286,513	0.15
Warrants granted	10,502,701	1.20
Warrants exercised	(5,563,301)	0.17
Balance, December 31, 2000	11,225,913	1.14
Warrants granted	500,000	0.17
Warrants exercised	(123,225)	0.18
Warrants expired	(9,439,052)	1.28
Balance, December 31, 2001	2,163,636	0.38

[e] Other

During the year ended December 31, 2000, the Company granted 160,000 stock options to consultants for services to be provided. The fair value of these options, determined using the Black Scholes option pricing model is $57,589, which has been charged to research and development expense, with an offsetting credit to contributed surplus.

[f] Escrowed common shares

The Company has 5,566,667 common shares held in escrow. The release is subject to the approval of regulatory authorities and is based on the Company's cumulative cash flow. Any shares not released by April 24, 2006 will be canceled.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

17. SHARE CAPITAL (cont'd.)

[g] Basic and diluted loss per common share
	2001	2000	1999

Numerator
Loss from continuing operations	$9,517,123	$8,635,829	$815,894
Loss from discontinued operations	3,232,156	325,874	-
Net loss	$12,749,279	$8,961,703	$815,894

Denominator
Weighted average number of common shares outstanding	63,497,838	42,882,698	24,253,222
Escrowed shares	(5,566,667)	(5,566,667)	(5,566,667)
	57,931,171	37,316,031	18,686,555

Basic and diluted loss per common share
Continuing operations	$0.16	$0.23	$0.04
Discontinued operations	0.06	0.01	-
	$0.22	$0.24	$0.04

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

18. INCOME TAXES

The provision for income taxes comprises a recovery of future income taxes relating to a reduction in the substantively enacted tax rates. The reconciliation of income tax attributable to operations computed at statutory tax rates to income tax expense (recovery), using a statutory tax rate of 44.62% [2000 - 45.62%; 1999 - 45.62%] at December 31 is:
	2001 $	2000 $	1999 $

Income taxes at statutory rates	(5,688,000)	(4,472,000)	(372,000)
Amortization in excess of capital cost allowance for tax	88,000	254,000	19,000
Expenses capitalized for tax purposes	121,000	102,000	56,000
Non-capital losses from continuing operations	4,037,000	3,844,000	329,000
Share issuance costs deducted for tax purposes	(88,000)	(112,000)	(33,000)
Expenses not deductible for tax purposes	116,000	384,000	1,000
Recovery in future income taxes resulting from statutory tax rate reductions	-	841,000	-
Non-taxable income	(28,000)	-	-
Non-capital losses from discontinued operations	1,442,000	-	-
	-	841,000	-

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

18. INCOME TAXES (cont'd.)

As at December 31, 2001, the Company has scientific research and experimental development expenditures of approximately $1,283,000 available for carryforward indefinitely. The Company also has non-capital loss carryforwards and investment tax credits available to offset future Canadian taxable income and future Canadian federal income taxes payable respectively that expire as follows:
	Investment Tax Credits $	Non-capital Losses $

2002	2,000	180,000
2003	2,000	616,000
2004	-	292,000
2005	-	249,000
2006	-	723,000
2007	-	8,427,000
2008	-	9,047,000
2009	35,000	-
2010	91,000	-
2011	80,000	-
	210,000	19,534,000

In addition, the Company has a capital loss of approximately $2,650,000 to carryforward indefinitely to reduce taxable income of future years.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

18. INCOME TAXES (cont'd.)

Significant components of the Company's future tax assets and liabilities as of December 31 are shown below:
	2001 $	2000 $

Future tax assets:
Net operating loss carryforwards	6,958,000	4,101,000
Research and development deductions and credits	674,000	612,000
Share issue costs	199,000	294,000
Capital assets	241,000	95,000
Total future tax assets	8,072,000	5,102,000
Valuation allowance	(8,072,000)	(5,102,000)
Total future tax assets	-	-

Future tax liabilities:
Book value of CellFor Inc. in excess of tax basis	-	1,302,000
Capital assets and benefit from favourable lease	-	1,807,000
Total tax liabilities	-	3,109,000
Net future tax liabilities	-	3,109,000

The potential income tax benefits relating to these future tax assets have not been recognized in the accounts as their realization do not meet the requirements of "more likely than not" under the liability method of tax allocation. Furthermore, income tax assets and liabilities are offset only if they relate to the same tax entity within the same tax jurisdiction.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

19. RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:
	2001 $	2000 $	1999 $	From Inception on February 25, 1991 to December 31, 2001

Legal fees and expenses charged by a firm where one of the principals is an officer of the Company	110,067	242,767	32,722	385,556
Consulting fees charged by an accounting firm where one of the principals was an officer of the Company	710	47,497	-	48,207
Consulting fees rendered by a Company where one of the principals was an officer of the Company	19,000	-	-	19,000
Consulting services rendered by companies controlled by directors of the Company	-	-	7,417	206,254
Rent expense for laboratory space leased from a director	-	68,700	40,729	109,429
Interest expense on loan from a shareholder	-	2,747	3,000	9,118
Interest income on loan to an officer of the Company	-	379	1,488	1,867

As at December 31, 2001 $46,290 [2000 - $nil] is outstanding in legal fees and expenses payable to a firm where one of the principals is an officer of the Company.

The loan to an officer of the Company was repaid during the year ended December 31, 2000. The loan bore interest at the Canada Customs and Revenue Agency prescribed rate of 6.0% as at December 31, 2000.

The loan from a shareholder bore interest at 12% per annum. In June 2000, under the terms of the loan agreement, the principal amount of the loan in the amount of $50,000 was converted into 200,000 common shares.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

20. SEGMENTED INFORMATION

For the period from August 18, 2000 to December 31, 2000 and from January 1, 2001 to July 24, 2001 the Company reported two business segments - Research and Development and Contract Sciences and Services. On July 24, 2001 the Company disposed of its Contract Sciences and Services segment [note 6(b)]. As a result, the Company has only one continuing business segment, its Research and Development segment.

21. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

[a] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted pursuant to Statement of Financial Accounting Standards No. 123 (SFAS 123). This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option granted. For purposes of reconciliation to U.S. GAAP, the Company will record additional compensation expense of $34,973 in respect of options granted to non-employees in future periods.

[b] For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock options. The exercise price of 2,330,000 [2000 - 685,000; 1999 - nil] fixed employee stock options granted in 2001 were less than the market price of the underlying stock on the date of the grant. Accordingly, the Company has recorded compensation expense for U.S. GAAP in the amount of $27,935 [2000 - $13,700] which has been calculated using the intrinsic value method. This compensation is expensed over the vesting periods of each option granted. For purposes of reconciliation to U.S. GAAP, the Company will record additional compensation expense of $6,665 in respect of options granted to employees in future periods.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

21. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[c] U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the balance sheet has not been adjusted to restate the accounting for joint venture under U.S. GAAP. Additional information concerning the Company's interest in the joint venture is presented in note 7.

[d] Under U.S. GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow.

[e] For purposes of reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. Other accumulated comprehensive income comprises only unrealized gains or losses on available for sale securities.

[f] Under U.S. GAAP, costs incurred in connection with the reverse acquisition in 1996 [see note 17(b)] totaling $155,875 must be expensed. Canadian GAAP permits such costs to be recorded as a capital transaction.

[g] U.S. GAAP requires the measurement date of securities issued in a business combination be determined by reference to the date at which a purchase agreement has been reached and the transaction has been announced. Accordingly, under US GAAP, the purchase price on the acquisition of BCR [see note 6(a)] would have increased by $3,464,730, goodwill would have increased by $3,632,242 and future income tax liability would have increased by $169,044. Goodwill amortization would have increased for the year ended December 31, 2001 by $197,037 [2000 - $137,989] and loss from discontinued operations would increase by $3,245,370 for the year ended December 31, 2001.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

21. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[h] Under U.S. GAAP, long-term monetary items denominated in a foreign currency must be converted into the reporting currency at the prevailing exchange rate and any exchange gains or losses associated with these items must be recognized in the current period. Therefore, the unamortized balance of the deferred foreign exchange loss of $33,065 at December 31, 2000 would have been expensed under U.S. GAAP during the year ended December 31, 2000. Accordingly, the loss from discontinued operations for the year ended December 31, 2001 would be reduced by $33,065 for U.S. GAAP.

[i] Under U.S. GAAP, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse. Under Canadian GAAP, substantively enacted tax rates are used to calculate tax assets and liabilities. Accordingly, the future income tax recovery of $671,000 for the year ended December 31, 2000 recognized under Canadian GAAP, would not be recognized for US GAAP purposes.

[j] For purposes of reconciliation to U.S. GAAP, the Company has classified its investments which are recorded at cost as to Canadian GAAP as available for sale securities. Under U.S. GAAP available for sale securities are carried at fair values with unrealized gains or losses reflected as a component of other comprehensive income.

[k] Under U.S. GAAP and SEC guidelines, dilution gains resulting from the sale of stock by a subsidiary that is a development stage enterprise are accounted for as a capital transaction and recorded as an increase to contributed surplus.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

21. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Significant variations resulting from the application of U.S. GAAP on the Company's financial statements is set out below:

Statements of loss
	2001 $	2000 $	1999 $	From Inception on February 25, 1991 to December 31, 2001 $

Net loss for the period, Canadian GAAP	12,749,279	8,961,703	815,984	25,176,412
Adjustment for stock-based compensation	44,909	311,789	137,740	773,258
Adjustment for deferred charge	(33,065)	33,065	-	-
Adjustment to loss on disposal	3,245,370	-	-	3,245,370
Adjustment for goodwill amortization	197,037	137,989	-	335,026
Adjustment for future income tax recovery	-	671,000	-	671,000
Adjustment for dilution gain	90,773	30,257	-	121,030
Adjustment for reverse acquisition costs	-	-	-	155,875
Net loss for the period, U.S. GAAP	16,294,303	10,145,803	953,724	30,477,971
Unrealized loss (gains) on long-term investments	49,529	(149,300)	-	(99,771)
Reclassification of adjustment for unrealized gain on long-term investments	149,300	-	-	149,300
Loss and comprehensive loss for the period, U.S. GAAP	16,492,862	9,996,503	953,724	30,527,500

Loss per share, U.S. GAAP	0.28	0.27	0.05	-

Weighted average number of shares outstanding	57,931,171	37,316,031	18,686,555	-

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

21. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Loss per share

The following table sets forth the computation of basic and diluted loss per share:
	2001	2000	1999
	$	$	$

Numerator
Net loss for the year	16,294,303	10,145,803	953,724

Denominator
Weighted average number of common shares outstanding	63,497,838	42,882,698	24,253,222
Less escrowed shares	(5,566,667)	(5,566,667)	(5,566,667)
	57,931,171	37,316,031	18,686,555

Basic and diluted loss per share before discontinued operations	0.28	0.27	0.05

The Company's common shares issuable upon the exercise of stock options, warrants, convertible preferred shares and the escrowed shares were excluded from the determination of diluted loss per share, as their effect would be anti-dilutive.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

21. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Balance sheets

The following table summarizes balance sheet items which vary significantly under U.S. GAAP:
	2001	2000
	$	$

Goodwill	-	8,903,928
Long-term investments	271,615	9,007,177
Other assets	-	3,835,093
Deferred dilution gain	-	-
Future income tax liability	-	3,949,044
Common shares	21,924,418	21,827,437
Contributed surplus	1,321,983	1,277,074
Deficit	(30,477,971)	(14,183,668)
Other accumulated comprehensive income (loss)	(49,529)	149,300

Statements of cash flows
				From Inception
				on February 25,
				1991 to
				December 31,
	2001	2000	1999	2001
	$	$	$	$

Cash used in operating activities, Canadian GAAP	(2,314,287)	(7,003,584)	(748,285)	(12,432,165)
Adjustment for reverse acquisition costs	-	-	-	(155,875)
Cash used in operating activities, U.S. GAAP	(2,314,287)	(7,003,584)	(748,285)	(12,588,040)
Cash provided by (used in) financing activities, Canadian GAAP	(55,948)	9,636,833	1,026,362	13,415,037
Adjustment for reverse acquisition costs	-	-	-	155,875
Adjustment for intellectual property acquired	-	-	-	(9,000)
Cash provided by (used in) financing activities, U.S. GAAP	(55,948)	9,636,833	1,026,362	13,561,912
Cash used in investing activities, Canadian GAAP	(169,750)	(171,576)	(238,011)	(944,126)
Adjustment for intellectual property acquired	-	-	-	9,000
Cash used in investing activities, U.S. GAAP	(169,750)	(171,576)	(238,011)	(935,126)

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

22. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

Years ended December 31
				From Inception
				on February 25,
				1991 to
				December 31,
	2001	2000	1999	2001
	$	$	$	$

Accounts receivable	(31,099)	102,955	(15,238)	27,666
Unbilled revenue	(39,303)	(20,262)	-	(59,565)
Investment tax credit and taxes recoverable	94,077	66,636	-	160,713
Government grants receivable	10,000	(4,264)	(5,736)	-
Deposits and prepaid expenses	217,842	(119,476)	(28,899)	69,467
Accounts payable and accrued liabilities	95,357	(135,749)	76,721	87,493
Unearned revenue	36,792	2,531	-	39,323
	383,666	(107,629)	26,848	325,097

23. COMPARATIVE AMOUNTS

Certain of the comparative amounts have been reclassified to conform with the presentation adopted in the current year.

24. PROJECTS UNDER DEVELOPMENT

The Company currently has several major projects under development. The main projects are as follows:

[a] Alzheimer project ("AD2")

The goal of the AD2 project is to produce a compound that is effective at slowing the progression of Alzheimer disease. In March 2000, the Company entered into an agreement with a clinical organization to conduct a clinical trial program ("DAD2000") for the Company's patented drug candidate for Alzheimer disease. Full patient recruitment was reached in June 2001. The last patient will complete the full year treatment regimen in June 2002, after which data analysis will occur. The Company expects a final report of the DAD2000 trial in the third quarter of 2002.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

24. PROJECTS UNDER DEVELOPMENT (cont'd.)

The Company incurred $7,612,391 in research and development expenses for the year ended December 31, 2001 [2000 - $6,164,825; 1999 - $127,505; inception to date - $13,904,721] related to the AD2 project. In addition, $5,833 [2000 - $5,923; 1999 - $5,957; inception to date - $17,713] in intellectual property costs have been capitalized. No sales revenue has been earned from this project.

[b] Monoclonal antibody projects

The Company is currently conducting on-going research to assess the scientific and clinical opportunities for its two lead monoclonal antibodies, designated as 1F7 and hNM01. The goal of the 1F7 project is to develop an immuneotherapy modality that addresses the two major problems facing current antiviral therapy: i) the existence of various strains with different sensitivities to current therapies and ii) viral mutation and resistance to current drug therapies. Such in vitro and in vivo laboratory studies are continuing.

The hNM01 monoclonal antibody, believed to act by inactivating the HIV virus, is the subject of an open investigational new drug application ("IND"). The Company and its collaborators are preparing for further clinical and non-clinical evaluation of the monoclonal antibody, and the production of additional quantities required for such studies. Pending availability of the substance produced under applicable regulatory standards, the Company expects to continue Phase I/II clinical development of the hNM01 antibody.

The Company incurred $328,124 in research and development expenses for the year ended December 31, 2001 [2000 - $385,290; 1999 - $84,442; inception to date - $1,823,882] related to the 1F7 project. In addition, $18,873 in intellectual property costs have been capitalized for the year ended December 31, 2001 [2000 - $18,121; 1999 - $159,686; inception to date - $540,836] and no intellectual property costs were written down or disposed of for the year ended December 31, 2001 [2000 - $nil; 1999 - $nil; inception to date - $141,626]. No sales revenue has been earned from this project.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

24. PROJECTS UNDER DEVELOPMENT (cont'd.)

[c] Asthma projects ("BP1")

On August 12, 1999, the Company entered into a joint venture agreement with Bridge Pharma Inc. for the development of a new asthma therapeutic drug in a 50% owned joint venture [note 7].

The Company incurred $18,336 in research and development expenses for the year ended December 31, 2001 [2000 - $525,212; 1999 - $190,460; inception to date - $734,008] related to the BP1 project. In addition, $nil in intellectual property costs have been capitalized for the year ended December 31, 2001 [2000 - $36,243; 1999 - $38,906; inception to date - $75,149]. No sales revenue has been earned from this project.

[d] Zorex project

As part of the licensing arrangement with Meditech, the Company was seeking to develop and market an over the counter product that is effective, yet non-irritating in the treatment of herpes. During 2001 the Company terminated its license agreement with Meditech.

The Company incurred $nil in research and development expenses for the year ended December 31, 2001 [2000 - $83,406; 1999 - $nil; inception to date - $83,406] related to the Zorex project. In addition, $nil [2000 - $138,672; 1999 - $nil; inception to date - $138,672] in intellectual property costs have been capitalized. No sales revenue has been earned from this project.

Immune Network Ltd.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in Canadian Dollars)

25. SUBSEQUENT EVENTS

[a] On February 11, 2002 the Company issued 129,936,379 common shares as a result of the conversion of the class A convertible preferred shares into common shares. $1,883,005 has been recorded as a dividend.

[b] As a result of the conversion of the preferred shares noted in [a] above, one shareholder owns approximately 36% of the outstanding common shares of the Company. On January 10, 2002, this shareholder signed a loan agreement to make available to the Company up to $100,000. $75,352 of this amount has been advanced between January 10, 2002 and April 24, 2002. These advances and interest of $17,893 are repayable on September 30, 2002. On April 24, 2002 the Company signed a Pledge Agreement to provide certain long term investments to be acquired subsequent to year end as security on the loan.

[c] On February 26, 2002 the Company entered into a lease agreement for its general office premises commencing April 1, 2002 and continuing through March 31, 2005 for annual minimum lease payments of approximately $14,000.

[d] On March 7, 2002 the Company completed a private placement to employees and directors of the company for total proceeds of $55,300 (US $35,000). The private placement issue comprised an aggregate of 3,500,000 units consisting of one share and two non-transferable share purchase warrants. The warrants are vested and become exercisable upon the approval of an amendment to the Company's existing stock structure at the next Annual General Meeting. Each warrant entitles holders to purchase one common share for a period of three years at a price of US $.02.

[e] The Company granted employee and director incentive stock options, subject to vesting, to an aggregate total of 48,700,000. The incentive options become exercisable upon the approval of an amendment to the Company's existing stock structure at the next Annual General Meeting and are valid for a period of up to ten years at a price of US $.015 per share.

[f] On May 17, 2002 the Company signed a Post Termination Agreement with Bridge Pharma, Inc. The agreement outlines the provisions for the termination of the joint venture effective May 28, 2001 [note 7]. The agreement provides for the Company to receive a 5% royalty on:

[i] net sales of pharmaceuticals which are within the claims of the patents; and

[ii] cash and marketable securities proceeds from licensing or sale of the patents.

ITEM 19 Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1) Articles of Incorporation and By-laws:

1.1 Articles of Incorporation (incorporated by reference from our registration statement on Form 20-F, filed on October 29, 1999)

1.2 Memorandum dated May 2, 1995 (incorporated by reference from our registration statement on Form 20-F, filed on October 29, 1999)

1.3 Certificate of Amalgamation, dated April 24, 1996 (incorporated by reference from our registration statement on Form 20-F, filed on October 29, 1999)

1.4 Amendment to Articles of Incorporation (special resolution), dated March 14, 1997 (incorporated by reference from our registration statement on Form 20-F, filed on October 29, 1999)

1.5 Certificate of Change of Name, dated August 16, 2000 (incorporated by reference from our annual report on Form 20-F, filed on July 16, 2001)

1.6 Amended Memorandum (special resolution), dated August 16, 2000 (incorporated by reference from our annual report on Form 20-F, filed on July 16, 2001)

1.7 Amendment to Articles of Incorporation (special resolution), dated August 16, 2000 (incorporated by reference from our annual report on Form 20-F, filed on July 16, 2001)

1.8 Form 19 Special Resolution altering the Memorandum and Articles of Incorporation, dated June 27, 2002

(4) Material Contracts

4.1 Agreement between Immune Network Ltd. and Meditech Pharmaceuticals Inc., dated May 25, 2001 (incorporated by reference from our annual report on Form 20-F, filed on July 16, 2001)

4.2 Addendum to License Agreement between Immune Network Ltd. and Nissin Shokuhin Kabushiki, Kaisha, doing business as Nissin Food Products Ltd., dated January 12, 2001 (incorporated by reference from our annual report on Form 20-F, filed on July 16, 2001)

4.3 Share Purchase Agreement between Immune Network Ltd. and CroMedica International Inc., dated July 17, 2001

4.4 Letter of Intent between Immune Network Ltd. and Nutraceutix Inc., dated September 11, 2001

4.5 Letter Agreement between Immune Network Ltd. and InNexus, Inc., dated November 21, 2001

4.6 Consulting Agreement between Immune Network Ltd. and Rachel Glicksman, dated January 31, 2002

4.7 Employment Agreement between Immune Network Ltd. and Dr. Allen Bain, dated February 1, 2002

4.8 Employment Agreement between Immune Network Ltd. and Mark Glusing, dated February 1, 2002

4.9 Amending Agreement between Immune Network Ltd. and Rachel Glicksman, dated April 4, 2002

4.10 Debt Settlement Agreement between Immune Network Ltd., InNexus Inc. and Cusil Venture Corporation, dated March 18, 2002

(8) Subsidiaries

8.1 612673 B.C. Ltd.

612673 B.C. Ltd. is our wholly-owned subsidiary. 612673 B.C. Ltd. is a private company incorporated under the laws of the province of British Columbia, Canada.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Immune Network Ltd.

Per: /s/ Dr. Allen Bain
Dr. Allen Bain, President, CEO and Director

Dated : July 15, 2002